As filed with the Securities and Exchange Commission on April 18, 2019

Registration No. 333-56297
Registration No. 811-02512

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

Post-Effective Amendment No. 54
to
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
and Amendment to
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Variable Annuity Account B
(Exact Name of Registrant)

Voya Retirement Insurance and Annuity Company
(Name of Depositor)

One Orange Way
Windsor, Connecticut 06095-4774
(Address of Depositor's Principal Executive Offices) (Zip Code)

(860) 580-1631
(Depositor's Telephone Number, including Area Code)

Peter M. Scavongelli
Assistant Vice President and Senior Counsel
Voya Retirement Insurance and Annuity Company
One Orange Way, C2S, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective:

______	immediately upon filing pursuant to paragraph (b) of Rule 485
__X__	on May 1, 2019 pursuant to paragraph (b) of Rule 485

If appropriate, check the following box:

______	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Group or individual deferred variable annuity contracts

PART A
INFORMATION REQUIRED IN A PROSPECTUS

Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account B

VOYA VARIABLE ANNUITY

Supplement Dated May 1, 2019, to the Contract Prospectus Dated May 1, 2019

This supplement updates and amends certain information contained in your variable annuity contract prospectus. Please read it carefully and keep it with your contract for future reference.

_____

NOTICE OF AND IMPORTANT INFORMATION ABOUT
UPCOMING FUND REORGANIZATIONS

> *The following information only affects you if you currently invest in or plan to invest in the subaccounts that correspond to the VY® Pioneer High Yield and the VY® Templeton Global Growth Portfolios.*

On November 16, 2018, the Board of Trustees of Voya Investors Trust and the Board of Directors of Voya Partners, Inc. approved separate proposals to reorganize certain funds (the "Reorganization"). Subject to shareholder approval, effective after the close of business on or about August 23, 2019 (the "Reorganization Date"), the following Merging Funds will reorganize with and into the following Surviving Funds:

Merging Funds	Surviving Funds
VY® Pioneer High Yield Portfolio (Class I)	Voya High Yield Portfolio (Class I)
VY® Templeton Global Growth Portfolio (Class S)	Voya Global Equity Portfolio (Class S)

If shareholders of the Merging Funds approve the Reorganization, the Merging Funds will be in a "transition period." During this time:
- The transition manager for the VY® Templeton Global Growth Portfolio will sell all or most of its assets;
- A large portion of the Merging Funds' assets may be held in temporary investments;
- The Merging Funds may not be pursuing their investment objectives and strategies, and limitations on permissible investments and investment restrictions will not apply; and
- The sales and purchases of securities are expected to result in buy and sell transactions and such transactions may be made at a disadvantageous time.

The transition period for each Reorganization is as follows:

Reorganization	Transition Period
VY® Pioneer High Yield Portfolio to reorganize with and into the Voya High Yield Portfolio	July 26, 2019, to the close of business on August 23, 2019
VY® Templeton Global Growth Portfolio to reorganize with and into the Voya Global Equity Portfolio	August 9, 2019, to the close of business on August 23, 2019

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date, you may transfer amounts allocated to a subaccount that invests in a Merging Fund to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the "TRANSFERS AMONG INVESTMENT OPTIONS (EXCESSIVE TRADING POLICY)" section of your contract prospectus for information about making subaccount transfers.**

On the Reorganization Date. On the Reorganization Date, your investment in a subaccount that invested in a Merging Fund will automatically become an investment in the subaccount that invests in the corresponding Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Funds will no longer be available through your contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invested in a Merging Fund will be automatically allocated to the subaccount that invests in the corresponding Surviving Fund. **See the "TRANSFERS AMONG INVESTMENT OPTIONS (EXCESSIVE TRADING POLICY)" section of your contract prospectus for information about making fund allocation changes.**

Allocation Instructions. You may give us alternative allocation instructions at any time by writing to Customer Service, P.O. Box 9271, Des Moines, IA 50306-9271 or by calling 1-800-366-0066.

Information about the Surviving Funds. Summary information about the Surviving Funds can be found in **APPENDIX III** of your Contract Prospectus. More detailed information can be found in the current prospectus and Statement of Additional Information for each fund.

NOTICE OF AN UPCOMING FUND ADDITION

In connection with the upcoming Reorganization involving the VY® Pioneer High Yield Portfolio referenced above, Class I shares of the Voya High Yield Portfolio have, effective May 1, 2019, been added to your contract as a replacement investment option.

Please note the following information about the Voya High Yield Portfolio:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya High Yield Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to provide investors with a high level of current income and total return.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at:

Customer Service
P.O. Box 9271
Des Moines, IA 50306-9271
1-800-366-0066

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Variable Annuity Account B
VOYA VARIABLE ANNUITY
CONTRACT PROSPECTUS – MAY 1, 2019

The Contract. The contract described in this prospectus is a group or individual deferred variable annuity contract issued by Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our"). It is issued to you, the contract holder, as either a nonqualified deferred annuity, including contracts offered to a custodian for an Individual Retirement Account as described in Section 408(a) of the Internal Revenue Code of 1986, as amended ("Tax Code"); a qualified individual retirement annuity ("IRA"); a qualified Roth IRA; or as a qualified contract for use with certain employer sponsored retirement plans. The contract is not available as a SIMPLE IRA under Tax Code Section 408(p) and we no longer offer this Contract for sale to new purchasers.

Why Reading this Prospectus Is Important. This prospectus contains facts about the contract and its investment options that you should know before purchasing. This information will help you decide if the contract is right for you. Please read this prospectus carefully.

Premium Bonus Option. We will credit a premium bonus to your account for each purchase payment you make during the first account year if you elect the premium bonus option. There is an additional charge for this option during the first seven account years. Therefore, the fees you will pay if you elect the premium bonus option will be greater than the fees you will pay if you do not elect the premium bonus option. The premium bonus option may not be right for you if you expect to make additional purchase payments after the first account year or if you anticipate that you will need to make withdrawals during the first seven account years. In these circumstances the amount of the premium bonus option charge may be more than the amount of the premium bonus we credit to your account. **See "PREMIUM BONUS OPTION – Suitability."**

Investment Options. The contract offers variable investment options and fixed interest options. When we establish your account you instruct us to direct account dollars to any of the available options. Some investment options may be unavailable through your contract or in your state.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds ("funds') listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. Information about the funds in which the subaccounts invest is located in **APPENDIX III – Description of Underlying Funds** and in each fund prospectus. **Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.**

Fixed Interest Options. We describe the fixed interest options (the Voya Guaranteed Account (the "Guaranteed Account") and the Fixed Account) in appendices to this prospectus. There is also a separate Guaranteed Account prospectus.

We pay compensation to broker/dealers whose registered representatives sell the contract. See "OTHER TOPICS – *Contract Distribution*," for further information about the amount of compensation we pay.

Getting Additional Information. If you received a summary prospectus for any of the funds available through the contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2019, Statement of Additional Information ("SAI") associated with this prospectus free of charge by calling the Company at 1-800-366-0066 or by writing to us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." You may also obtain a prospectus or an SAI for any of the funds or the Guaranteed Account prospectus by calling that number. The contract prospectus, the Guaranteed Account prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission ("SEC") website, www.sec.gov. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-56297. The SAI is incorporated into this prospectus by reference.

Internet Availability of Fund Shareholder Reports. Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports for the funds available under your contract will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. If available, you may elect to receive shareholder reports and other communications from the Company electronically by contacting Customer Service.

You may elect to receive all future reports in paper free of charge. You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling 1-800-283-3427. Your election to receive reports in paper will apply to all funds available under your contract.

Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

The contract is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured by the Federal Deposit Insurance Corporation ("FDIC"). The contract is subject to investment risk, including the possible loss of the principal amount of your investment.

Variable Investment Options

The investment portfolios that comprise the subaccounts currently open and available to new purchase payments and transfers under your contract are:

Voya Balanced Income Portfolio (Class S)[1, 2]
Voya Balanced Portfolio (Class I)
Voya Global Bond Portfolio (Class I)
Voya Global Equity Portfolio (Class S)[2]
Voya Global Perspectives® Portfolio (Class ADV)[3]
Voya Government Money Market Portfolio (Class I)
Voya Growth and Income Portfolio (Class I)
Voya High Yield Portfolio (Class I)
Voya Index Plus LargeCap Portfolio (Class I)
Voya Intermediate Bond Portfolio (Class I)
Voya International High Dividend Low Volatility Portfolio (Class I)[2, 4]
Voya International Index Portfolio (Class I)
Voya Large Cap Growth Portfolio (Class I)
Voya Large Cap Value Portfolio (Class S)
Voya MidCap Opportunities Portfolio (Class S)
Voya Retirement Conservative Portfolio (Class ADV)[3]
Voya Retirement Growth Portfolio (Class ADV)[3]
Voya Retirement Moderate Growth Portfolio (Class ADV)[3]
Voya Retirement Moderate Portfolio (Class ADV)[3]
Voya Russell™ Large Cap Growth Index Portfolio (Class I)

Voya Russell™ Large Cap Index Portfolio (Class I)
Voya Russell™ Large Cap Value Index Portfolio (Class I)
Voya Small Company Portfolio (Class I)
Voya SmallCap Opportunities Portfolio (Class S)
Voya Solution Moderately Conservative Portfolio (Class S)[3]
VY® Baron Growth Portfolio (Class S)
VY® BlackRock Inflation Protected Bond Portfolio (Class S)
VY® Clarion Global Real Estate Portfolio (Class S)
VY® Columbia Contrarian Core Portfolio (Class S)
VY® Invesco Equity and Income Portfolio (Class I)
VY® JPMorgan Emerging Markets Equity Portfolio (Class S)
VY® JPMorgan Small Cap Core Equity Portfolio (Class I)
VY® Oppenheimer Global Portfolio (Class I)
VY® Pioneer High Yield Portfolio (Class I)
VY® T. Rowe Price Capital Appreciation Portfolio (Class S)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)
VY® T. Rowe Price Equity Income Portfolio (Class S)
VY® T. Rowe Price Growth Equity Portfolio (Class I)
VY® Templeton Global Growth Portfolio (Class S)

More information can be found in the appendices. **APPENDIX III** highlights each portfolio's investment objective and adviser (and any subadviser or consultant), as well as indicates recent portfolio changes. **See "APPENDIX IV" for all subaccounts and valuation information. If you received a summary prospectus for any of the underlying investment portfolios available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the portfolio's summary prospectus.**

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[1]   Prior to May 1, 2019, this fund was known as the VY® Franklin Income Portfolio.
[2]   This fund employs a managed volatility strategy. **See "INVESTMENT OPTIONS – Funds with Managed Volatility Strategies" for more information.**
[3]   These investment portfolios are offered in a "fund of funds" structure. **See "INVESTMENT OPTIONS – Mutual Fund ("Fund") Descriptions" and "FEES –** *Fund Fees and Expenses*" **for more information about these investment portfolios.**
[4]   Prior to May 1, 2019, this fund was known as the VY® Templeton Foreign Equity Portfolio.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as a summary. Please read each section of this prospectus for additional detail.

Questions: Contacting the Company. To answer your questions, contact your sales representative or write or call Customer Service at:

Customer Service
P.O. Box 9271
Des Moines, IA 50306-9271
1-800-366-0066

Sending Forms and Written Requests in Good Order. If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales representative to learn what information is required for the request to be in "good order." We can only act upon requests that are received in good order.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

Sending Additional Purchase Payments. Use the following addresses when sending additional purchase payments.

If using the U.S. Postal Service:	**If using express mail:**
Customer Service	Customer Service
P.O. Box 9271	699 Walnut Street
Des Moines, IA 50306-9271	Des Moines, IA 50309-3942

Express mail packages should not be sent to the P.O. Box address.

Contract Design

The contract described in this prospectus is a group or individual deferred variable annuity contract. It is intended to be a retirement savings vehicle that offers a variety of investment options to help meet long-term financial goals. The term "contract" in this prospectus refers to individual contracts and to certificates issued under group contracts.

New York Contracts

Some of the fees, features and benefits of the contract are different if it is issued in the State of New York. For details regarding the New York contracts, see the "**FEE TABLE**" and the "**NEW YORK CONTRACTS**" sections of this prospectus.

Contract Facts

Option Packages. There are three option packages available under the contract. You select an option package at the time of application. Each option package is distinct. **See "PURCHASE AND RIGHTS" for age maximums on the calculation of death benefits.** The differences are summarized as follows:

	Option Package I		Option Package II		Option Package III	
Mortality and Expense Risk Charge:[5]	0.80%		1.10%		1.25%	
Death Benefit[6] on Death of the Annuitant[7]:	The greater of: • The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or • The account value on the claim date.		The greatest of: • The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or • The account value on the claim date; or • The "step-up value" on the claim date.		The greatest of: • The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or • The account value on the claim date; or • The "step-up value" on the claim date; or • The "roll-up value" on the claim date.[8]	
Minimum Initial Purchase Payment:[9]	**Non-Qualified:** $15,000	**Qualified:** $1,500	**Non-Qualified:** $5,000	**Qualified:** $1,500	**Non-Qualified:** $5,000	**Qualified:** $1,500
Free Withdrawals:[10]	10% of your account value each account year, non-cumulative.		10% of your account value each account year, non-cumulative.		10% of your account value each account year, cumulative to a maximum 30%.	
Nursing Home Waiver – Waiver of Early Withdrawal Charge:[11]	Not Available		Available		Available	

Premium Bonus Option. At the time of application you may elect the premium bonus option. Once elected it may not be revoked. If you elect this option we will credit your account with a 4% premium bonus for each purchase payment you make during the first account year. The premium bonus will be included in your account value and allocated among the investment options you have selected in the same proportion as the purchase payment. **See "PREMIUM BONUS OPTION."**

In exchange for the premium bonus, during the first seven account years you will pay an annual premium bonus option charge equal to 0.50% of your account value allocated to the subaccounts. This charge may also be deducted from amounts allocated to the fixed interest options, resulting in a 0.50% reduction in the interest which would have been credited to your account during the first seven account years if you had not elected the premium bonus option. **See "FEE TABLE" and "FEES."**

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[5] **See "FEE TABLE" and "FEES."**

[6] **See "DEATH BENEFIT."** If a death benefit is payable based on account value, step-up value or roll-up value, the death benefit will not include any premium bonus credited to the account after or within 12 months of the date of death. **See "PREMIUM BONUS OPTION – Forfeiture."**

[7] When a contract holder who is not the annuitant dies, the amount of the death benefit is not the same as shown above under each option package. **See "DEATH BENEFIT." Therefore, contract holders who are not also the annuitant should seriously consider whether Option Packages II and III are suitable for their circumstances.**

[8] **See the "NEW YORK CONTRACTS" section of this prospectus for details regarding the death benefit under Option Package III for contracts issued in New York.**

[9] **See "PURCHASE AND RIGHTS."**

[10] **See "FEES."**

[11] **See "FEES" and the "NEW YORK CONTRACTS" sections of this prospectus for details regarding contracts issued in New York.**

In each of the following circumstances all or part of a premium bonus credited to your account will be forfeited:

- If you exercise your free look privilege and cancel your contract. **See "PREMIUM BONUS OPTION – Forfeiture" and "RIGHT TO CANCEL."**
- If a death benefit is payable based on account value, step-up value or roll-up value, but only the amount of any premium bonus credited to the account after or within 12 months of the date of death. **See "PREMIUM BONUS OPTION – Forfeiture" and "DEATH BENEFIT."**
- If all or part of a purchase payment for which a premium bonus was credited is withdrawn during the first seven account years. **See "PREMIUM BONUS OPTION – Forfeiture" and "WITHDRAWALS."**

If you expect to make purchase payments to your contract after the first account year, the premium bonus option may not be right for you. Also, if you anticipate that you will need to make withdrawals from your account during the first seven account years, you may not want to elect the premium bonus option. **See "PREMIUM BONUS OPTION – Suitability."** Your sales representative can help you decide if the premium bonus option is right for you.

Transferability. You may transfer from one option package to another.
- Transfers must occur on an account anniversary.
- A written request for the transfer must be received by us within 60 days of an account anniversary.
- Certain minimum account values must be met.

See "TRANSFERS BETWEEN OPTION PACKAGES."

Free Look/Right to Cancel. You may cancel your contract within ten days (some states require more than ten days) of receipt. **See "RIGHT TO CANCEL."**

Death Benefit. Your beneficiary may receive a financial benefit in the event of your death prior to the income phase (described in "CONTRACT PHASES," below). The amount of the death benefit will depend upon the option package selected. **See "DEATH BENEFIT."** Any death benefit during the income phase will depend upon the income phase payment option selected. **See "THE INCOME PHASE."**

Withdrawals. During the accumulation phase you may withdraw all or part of your account value. Certain fees, taxes and early withdrawal penalties may apply. In addition, the Tax Code restricts full and partial withdrawals in some circumstances. **See "WITHDRAWALS."** Amounts withdrawn from the Guaranteed Account may be subject to a market value adjustment. **See "APPENDIX I."**

Systematic Distribution Options. These are made available for you to receive periodic withdrawals from your account, while retaining the account in the accumulation phase. **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

Fees and Expenses. Certain fees and expenses are deducted from the value of your contract. The fees and expenses deducted may vary depending upon the option package you select. **See "FEE TABLE" and "FEES."**

Taxation. You will generally not pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn. Tax-qualified retirement arrangements (e.g., IRAs or 403(b) plans) also defer payment of taxes on earnings until they are withdrawn. If you are considering funding a tax-qualified retirement arrangement with an annuity contract, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-qualified retirement arrangement. However, annuities do provide other features and benefits which may be valuable to you. You should discuss your decision with your financial representative.

Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. **See "FEDERAL TAX CONSIDERATIONS."**

Use of an Annuity Contract in an IRA or other Qualified Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of an Individual Retirement Annuity or other qualified retirement annuities, an annuity contract is not necessary to obtain this favorable tax treatment. However, annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates), which may be valuable to you. You should discuss your alternatives with your sales representative taking into account the additional fees and expenses you may incur in an annuity. **See "PURCHASE AND RIGHTS."**

CONTRACT PHASES

The Accumulation Phase (accumulating dollars under your contract)

STEP 1: You provide us with your completed application and initial purchase payment. We establish an account for you and credit that account with your initial purchase payment. If you elected the premium bonus option we will also credit your account with a premium bonus.

STEP 2: You direct us to invest your purchase payment and the premium bonus, if applicable, in one or more of the following investment options:
- Fixed Interest Options; or
- Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account B. Each variable investment option invests in a specific mutual fund.)

STEP 3: Each subaccount you select purchases shares of its assigned fund.

The Income Phase (receiving income phase payments from your contract)

When you want to begin receiving payments from your contract you may select from the options available. The contract offers several income phase payment options (**see "THE INCOME PHASE"**). In general, you may:
- Receive income phase payments for a specified period of time or for life;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an income phase payment option that provides for payments to your beneficiary; or
- Select income phase payments that are fixed or vary depending upon the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options. State premium taxes may also be deducted. **See "THE INCOME PHASE" for the different fees that may apply after you begin receiving payments under the contract.**

Maximum Transaction Fees:

Early Withdrawal Charge
(As a percentage of payments withdrawn.)

For Contracts Issued Outside of the State of New York	
All Contracts (except Roth IRA Contracts Issued Before September 20, 2000)	
Years from Receipt of Purchase Payment	Early Withdrawal Charge
Less than 2	7%
2 or more but less than 4	6%
4 or more but less than 5	5%
5 or more but less than 6	4%
6 or more but less than 7	3%
7 or more	0%

Roth IRA Contracts Issued Before September 20, 2000	
Completed Account Years	Early Withdrawal Charge
Less than 1	5%
1 or more but less than 2	4%
2 or more but less than 3	3%
3 or more but less than 4	2%
4 or more but less than 5	1%
5 or more	0%
For Contracts Issued in the State of New York **All Contracts**	
Years from Receipt of Purchase Payment	Early Withdrawal Charge
Less than 1	7%
1 or more but less than 2	6%
2 or more but less than 3	5%
3 or more but less than 4	4%
4 or more but less than 5	3%
5 or more but less than 6	2%
6 or more but less than 7	1%
7 or more	0%

Annual Maintenance Fee	$30.00[12]
Transfer Charge	$ 0.00[13]
Overnight Charge	$20.00[14]

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Fees Deducted from Investments in the Separate Account:

Amount During the Accumulation Phase
(Daily deductions, equal to the following percentages on an annual basis, from amounts invested in the subaccounts.)

If You Do Not Elect the Premium Bonus Option:

	All Account Years
Option Package I	
Mortality and Expense Risk Charge	0.80%
Administrative Expense Charge	0.15%
Total Separate Account Expenses	0.95%
Option Package II	
Mortality and Expense Risk Charge	1.10%
Administrative Expense Charge	0.15%
Total Separate Account Expenses	1.25%
Option Package III	
Mortality and Expense Risk Charge	1.25%
Administrative Expense Charge	0.15%
Total Separate Account Expenses	1.40%

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[12] The annual maintenance fee will be waived if your account value is $50,000 or greater on the date this fee is due. **See "FEES – TRANSACTION FEES – Annual Maintenance Fee."**

[13] We currently do not impose this charge. We reserve the right, however, during the accumulation phase to charge $10 for each transfer after the first 12 transfers in each account year. **See "FEES –** *Transaction Fees* **– Transfer Charge" for additional information.**

[14] You may choose to have this charge deducted from the amount of a withdrawal you would like sent to you by overnight delivery service.

If You Elect the Premium Bonus Option:

	Account Years 1-7	After the 7th Account Year
Option Package I		
Mortality and Expense Risk Charge	0.80%	0.80%
Administrative Expense Charge	0.15%	0.15%
Premium Bonus Option Charge	0.50%	0.00%
Total Separate Account Expenses	1.45%	0.95%
Option Package II		
Mortality and Expense Risk Charge	1.10%	1.10%
Administrative Expense Charge	0.15%	0.15%
Premium Bonus Option Charge	0.50%	0.00%
Total Separate Account Expenses	1.75%	1.25%
Option Package III		
Mortality and Expense Risk Charge	1.25%	1.25%
Administrative Expense Charge	0.15%	0.15%
Premium Bonus Option Charge	0.50%	0.00%
Total Separate Account Expenses	1.90%	1.40%

Fees Deducted by the Funds:

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses):	0.39%	1.51%

See "FEES – *Fund Fees and Expenses*" for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.

Examples

The following examples are intended to help you compare the costs of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses. The examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assumes the **maximum** fees and expenses of the contracts and of any of the funds without taking into account any fee waiver or expense reimbursement arrangements that may apply.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

For Contracts Issued Outside the State of New York
Assuming You Elect the Premium Bonus Option:

Example 1: If you withdraw your entire account value at the end of the applicable time period:			
1 year	**3 years**	**5 years**	**10 years**
$1,046	$1,655	$2,286	$3,549
Example 2 If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period:[*]			
1 year	**3 years**	**5 years**	**10 years**
$346	$1,055	$1,786	$3,549

For Contracts Issued in the State of New York
Assuming You Elect the Premium Bonus Option:

Example 1: If you withdraw your entire account value at the end of the applicable time period:			
1 year	**3 years**	**5 years**	**10 years**
$1,046	$1,555	$2,086	$3,549
Example 2 If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period:[*]			
1 year	**3 years**	**5 years**	**10 years**
$346	$1,055	$1,786	$3,549

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. **Please see "FEES –** *Fund Fees and Expenses*" **for more information.**

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. **Please see "FEES –** *Fund Fees and Expenses*" **for more information.**

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

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[*] This example does not apply during the income phase if you selected a nonlifetime income phase payment option with variable payments and take a lump-sum withdrawal after payments start. In this case the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge (refer to Example 1).

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In **APPENDIX IV** of this prospectus, we provide condensed financial information about the separate account subaccounts you may invest in through the contract. The numbers show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the contract for the lowest and highest combination of asset-based charges. Complete information is available in the SAI.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account B and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statement of Additional Information.

PURCHASE AND RIGHTS

How to Purchase. Please note that this contract is no longer available for purchase, although you may continue to make purchase payments under existing contracts. We and our affiliates offer various other products with different features and terms than these contracts that may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative.

- **Individual Contracts.** In some states, where group contracts are not available, you may purchase the contract directly from us by completing an application and delivering it and your initial purchase payment to us. Upon our approval we will issue you a contract and set up an account for you under the contract.
- **Group Contracts.** In most states we have distributors, usually broker-dealers or banks, who hold the contract as a group contract (see "**OTHER TOPICS – *Contract Distribution***"). You may purchase an interest (or, in other words, participate) in the group contract by contacting a distributor and completing an application and delivering it with your initial purchase payment to that distributor. Upon our approval, we will set up an account for you under the group contract and issue you a certificate showing your rights under the contract.
- **Joint Contracts (generally spouses).** For a nonqualified contract, you may participate in a group contract as a joint contract holder. References to "contract holder" in this prospectus mean both contract holders under joint contracts. Tax law prohibits the purchase of qualified contracts by joint contract holders.

Factors to Consider in the Purchase Decision. You should discuss your decision to purchase a contract with your sales representative. You should understand the investment options it provides, its other features, the risks and potential benefits it includes, and the fees and expenses you will incur. You should take note of the following issues, among others:
- **Long-Term Investment** – This contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. Early withdrawals may cause you to incur surrender charges and/or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not buy this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** – The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not buy this contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** – The fees for this contract reflect costs associated with the features and benefits it provides. In some cases, you have the option to elect certain benefits that carry additional charges. As you consider this contract, you should determine the value that these various benefits and features have for you, taking into account the charges for those features; and
- **Exchanges** – If this contract will be a replacement for another annuity contract, you should compare the two contracts carefully. You should consider whether any additional benefits under this contract justify any increased charges that might apply. Also, be sure to talk to your sales representative or tax and/or legal adviser to make sure that the exchange will be handled so that it is tax-free.

Maximum Issue Age. The maximum issue age for you and the annuitant (if you are not the annuitant) on the date we establish your account is 90. Please note that there are age maximums on the calculation of the step-up value and roll-up value death benefits under Option Packages II and III. Therefore, if you are age 75 or older you may want to consider whether choosing one of these options is in your best interest. **See "DEATH BENEFIT" for a description of the calculation of death benefits above certain ages.**

Your Rights Under the Contract:
- **Individual Contracts.** You have all contract rights.
- **Group Contracts.** The holder of the group contract has title to the contract and, generally, only the right to accept or reject any modifications to the contract. You have all other rights to your account under the contract.
- **Joint Contracts.** Joint contract holders have equal rights under the contract with respect to their account. All rights under the contract must be exercised by both joint contract holders with the exception of transfers among investment options. **See the "DEATH BENEFIT" section for the rights of the surviving joint contract holder upon the death of a joint contract holder prior to the income phase start date.**

Purchase Payment Methods. The following purchase payment methods are allowed:
- One lump sum;
- Periodic payments; or
- Transfer or rollover from a pre-existing retirement plan or account.

We reserve the right to reject any purchase payments to a prospective or existing account without advance notice. If you are considering making periodic payments beyond the first contract year, the premium bonus option may not be right for you. **See "PREMIUM BONUS OPTION – Suitability."**

Purchase Payment Amounts. The minimum initial purchase payment depends upon the option package you select when you purchase the contract and must be met without consideration of any premium bonus.

	Option Package I		Option Package II		Option Package III	
Minimum Initial Purchase Payment	Non-Qualified: $15,000	Qualified:* $1,500	Non-Qualified: $5,000	Qualified:* $1,500	Non-Qualified: $5,000	Qualified:* $1,500

Reduction of Purchase Payment Amounts. In certain circumstances we may reduce the minimum initial or additional purchase payment amount we will accept under a contract. Whether such a reduction is available will be based on consideration of each of the following factors:
- The size and type of the prospective group, if any, to which the reduction would apply;
- The method and frequency of purchase payments to be made under the contract; and
- The amount of compensation to be paid to distributors and their registered representative on each purchase payment.

Any reduction of the minimum initial or additional purchase payment amount will not be unfairly discriminatory against any person. We will make any such reduction according to our own rules in effect at the time the purchase payment is received. We reserve the right to change these rules from time to time.

Acceptance or Rejection of Your Application. We must accept or reject your application within two business days of receipt. If the application is incomplete, we may hold any forms and accompanying purchase payment(s) for five business days. We may hold purchase payments for longer periods, pending acceptance of the application, only with your permission. If the application is rejected, the application and any purchase payments will be returned to you.

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* The Tax Code imposes a maximum limit on annual payments which may be excluded from your gross income. Additional purchase payments must be at least $1,000 (we may change this amount from time to time). A purchase payment of more than $1,500,000 will be allowed only with our consent.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service in writing at the addresses referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**" or by calling 1-800-584-6001.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks", "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your account value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate AUVs, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract that result from cyber-attacks or information security breaches in the future.

Allocating Purchase Payments to the Investment Options. We will allocate your purchase payments among the investment options you select. Allocations must be in whole percentages and there may be limits on the number of investment options you may select. When selecting investment options you may find it helpful to review the "**INVESTMENT OPTIONS**" section.

RIGHT TO CANCEL

When and How to Cancel. You may cancel your contract within ten days of receipt (some states require more than ten days) by returning it to Customer Service along with a written notice of cancellation.

Refunds. We will issue you a refund within seven days of our receipt of your contract and written notice of cancellation. Unless your state requires otherwise or unless you purchased an IRA, your refund will equal the purchase payments made plus any earnings or minus any losses attributable to those purchase payments allocated among the subaccounts. Any premium bonus credited to your account will be forfeited and your refund will reflect any earnings or losses attributable to the premium bonus. In other words, you will bear the entire investment risk for amounts allocated among the subaccounts during this period and the amount refunded could be less than the amount paid. If your state requires or if you purchased an IRA, we will refund all purchase payments made.

If the purchase payments for your canceled contract came from a rollover from another contract issued by us or one of our affiliates where an early withdrawal charge was reduced or eliminated, the purchase payments will be restored to your prior contract.

PREMIUM BONUS OPTION

Election. At the time of application you may elect the premium bonus option. Once elected it may not be revoked. The premium bonus option may not be available under all contracts.

Premium Bonus Amount. If you elect this option we will credit your account with a 4% premium bonus for each purchase payment you make during the first account year. The premium bonus will be included in your account value and allocated among the investment options you have selected in the same proportion as the purchase payment. The amount of the premium bonus we credit to an account may be reduced if the premium bonus option charge is reduced or eliminated.

Premium Bonus Option Charge. In exchange for the premium bonus, during the first seven account years you will pay an annual premium bonus option charge equal to 0.50% of your account value allocated to the subaccounts. We may also deduct this charge from amounts allocated to the fixed interest options, resulting in an annual 0.50% reduction in the interest which would have been credited to your account during the first seven account years if you had not elected the premium bonus option. Under certain contracts, the premium bonus option charge may be reduced or eliminated. **See "FEES – *Reduction or Elimination of Certain Fees.*"**

After the seventh account year you will no longer pay the premium bonus option charge. We will administer the elimination of this charge by decreasing the number of accumulation units and increasing the accumulation unit values of the subaccounts in which you are then invested. The elimination of this charge and the adjustment of the number of accumulation units and accumulation unit values will not affect your account value. **See "YOUR ACCOUNT VALUE."**

Forfeiture. In each of the following circumstances all or part of a premium bonus credited to your account will be forfeited:
- If you exercise your free look privilege and cancel your contract. **See "RIGHT TO CANCEL."**
- If a death benefit is payable based on account value, step-up value or roll-up value, but only the amount of any premium bonus credited to the account after or within 12 months of the date of death. **See "DEATH BENEFIT**."
- If all or part of a purchase payment for which a premium bonus was credited is withdrawn during the first seven account years. The amount of the premium bonus forfeited will be in the same percentage as the amount withdrawn subject to an early withdrawal charge is to the total purchase payments made during the first account year. **See "WITHDRAWALS."**

The following hypothetical example illustrates how the forfeiture of premium bonus is calculated when you withdraw all or part of a purchase payment for which a premium bonus was credited during the first seven account years.

Date	Purchase Payment	Premium Bonus	Account Value	Withdrawal Amount	Explanation
May 2, 2008	$100,000	$4,000	$104,000	–	You make a $100,000 initial purchase payment and we credit your account with a 4% ($4,000) premium bonus. Your beginning account value equals $104,000.
May 2, 2011	–	–	$120,000	$30,000	Assume that your account value grows to $120,000 over the next three years and you request a $30,000 withdrawal. $18,000 of that $30,000 will be subject to an early withdrawal charge ($30,000 minus $12,000 (the 10% free withdrawal amount, see "**FEES – Transaction Fees – Free Withdrawals**")) and you would pay a $1,080 early withdrawal charge (6% of $18,000). Additionally, because $18,000 is 18% of the $100,000 purchase payment made in the first account year, 18% of your $4,000 premium bonus, or $720, would be forfeited.[*]

See the "NEW YORK CONTRACTS" section of this prospectus for details about forfeiture of the premium bonus under contracts issued in New York.

Suitability. If you expect to make purchase payments to your account after the first account year, the premium bonus option may not be right for you. Your account will not be credited with a premium bonus for purchase payments made after the first account year yet we will assess the premium bonus option charge against your account value which is increased by these additional purchase payments. Consequently, the amount of the premium bonus option charge you would pay over time may be more than the amount of the premium bonus we credited to your account. Also, if you anticipate that you will need to make withdrawals from your account during the first seven account years, you may not want to elect the premium bonus option. When you make such a withdrawal you may forfeit part of your premium bonus, and the amount of the premium bonus option charge you have paid may be more than the amount of the premium bonus not forfeited. Likewise, if you make a withdrawal during the first seven account years and the market is down, the amount of the bonus forfeited may be greater than the then current market value of the premium bonus. Your sales representative can help you decide if the premium bonus option is right for you.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B, a separate account of the Company. Each subaccount invests in a specific mutual fund. You do not invest directly in or hold shares of the funds.

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[*] This example assumes that either Option Package I or II has been in effect since you purchased the contract. If Option Package III has been in effect since inception, none of the withdrawal would be subject to an early withdrawal charge because the 30% cumulative free withdrawal amount ($36,000) would be greater than the amount of the withdrawal. **See "FEES – Free Withdrawals."** Therefore, the withdrawal would not result in forfeiture of any of the premium bonus.

Funds With Managed Volatility Strategies. As described in more detail in the fund prospectuses, certain funds employ a managed volatility strategy that is intended to reduce the fund's overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the contract. During rising markets, the hedging strategies employed to manage volatility could result in your account value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your account value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected. Funds that employ a managed volatility strategy are identified in the list of available funds in the beginning of this prospectus.

Mutual Fund ("Fund") Descriptions. We provide brief descriptions of the funds in "**APPENDIX III**." Investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in them. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Unless otherwise noted, all funds are diversified as defined under the Investment Company Act of 1940. Refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from Customer Service at the address and phone number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Room.

Certain funds are offered in a "fund of funds" structure and may have higher fees and expenses than an investment portfolio that invests directly in debt and equity securities.

Fixed Interest Options. If available in your state, the Guaranteed Account or the Fixed Account. The Guaranteed Account offers certain guaranteed minimum interest rates for a stated period of time. Amounts must remain in the Guaranteed Account for specific periods to receive the quoted interest rates, or a market value adjustment will be applied. The market value adjustment may be positive or negative. The Fixed Account guarantees payment of the minimum interest rate specified in the contract. The Fixed Account is only available in certain states. **For a description of these options, see "APPENDICES I and II" and the Guaranteed Account prospectus.**

Selecting Investment Options:
- **Choose options appropriate for you.** Your sales representative can help you evaluate which investment options may be appropriate for your individual circumstances and your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations. You bear the risk of any decline in your account value resulting from the performance of the funds you have chosen; and
- **Be informed.** Read this prospectus, all of the information that is available to you regarding the funds – including each fund's prospectus, statement of additional information, and annual and semi-annual reports, the Guaranteed Account and Fixed Account appendices and the Guaranteed Account prospectus. After you select the options for your account dollars, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

Limits on Availability of Options. Some funds or fixed interest options may be unavailable through your contract or in your state. We may add, withdraw or substitute funds, subject to the conditions in your contract and compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

Limits on How Many Investment Options You May Select. Although there is currently no limit, we reserve the right to limit the number of investment options you may select at any one time or during the life of the contract. For purposes of determining any limit, each subaccount and each guaranteed term of the Guaranteed Account, or an investment in the Fixed Account in certain contracts, will be considered an investment option.

Additional Risks of Investing in the Funds *(Mixed and Shared Funding)***.**

"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies. In other words:
- Shared – bought by more than one company.
- Mixed – bought for annuities and life insurance.

It is possible that a conflict of interest may arise due to mixed and/or shared funding, which could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's Board of Directors or Trustees will monitor events to identify any conflicts which may arise and to determine what action, if any, should be taken to address such conflicts.

TRANSFERS AMONG INVESTMENT OPTIONS (EXCESSIVE TRADING POLICY)

You may transfer amounts among the available subaccounts. During the accumulation phase we allow you 12 free transfers each account year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge. During the income phase we allow you four free transfers each account year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge.

Transfers from the Guaranteed Account are subject to certain restrictions and may be subject to a market value adjustment. Transfers from the Fixed Account are subject to certain restrictions and transfers into the Fixed Account from any of the other investment options are not allowed. Transfers must be made in accordance with the terms of your contract.

Transfer Requests. Requests may be made in writing, by telephone or, where applicable, electronically at www.voyaretirementplans.com.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products, or the participants in such products; and**
- **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.

Excessive Trading Policy. We and the other members of the Voya family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with any scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of insurance companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of insurance companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

Value of Your Transferred Dollars. The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your transfer request in good order at Customer Service or, if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transactions: Security Measures. To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These may include recording calls on our toll-free telephone lines and requiring use of a unique identifier or personal password. You are responsible for keeping your unique identifier or personal password and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

The Account Rebalancing Program. Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected. Only account values invested in the subaccounts may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each account year. You may participate in this program by completing the account rebalancing section of your application or by contacting us at the address and/or number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

TRANSFERS BETWEEN OPTION PACKAGES

You may transfer from one option package to another.
- Transfers must occur on an account anniversary.
- A written request for the transfer must be received by us within 60 days before an account anniversary.

The following minimum account values need to be met:

	Transfers to Option Package I		Transfers to Option Packages II or III	
Minimum Account Value	Non-Qualified: $15,000	Qualified: $1,500	Non-Qualified: $5,000	Qualified: $1,500

- You will receive a new contract schedule page upon transfer.
- Only one option package may be in effect at any time.

Transfers to Option Package I	Transfers to Option Package II	Transfers to Option Package III
Death Benefit:[15] • The sum of all purchase payments made, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date, will continue to be calculated from the account effective date. • The "step-up value" under Option Packages II and III will terminate on the new schedule effective date. • The "roll-up value" under Option Package III will terminate on the new schedule effective date.	**Death Benefit:**[15] • The sum of all purchase payments made, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date, will continue to be calculated from the account effective date. • If transferring from Option Package I, the "step-up value" will be calculated beginning on the new schedule effective date. • If transferring from Option Package III, the "step-up value" will continue to be calculated from the date calculated under Option Package III. • The "roll-up value" under Option Package III will terminate on the new schedule effective date.	**Death Benefit:**[15] • The sum of all purchase payments made, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date, will continue to be calculated from the account effective date. • If transferring from Option Package I, the "step-up value" will be calculated beginning on the new schedule effective date. • If transferring from Option Package II, the "step-up value" will continue to be calculated from the date calculated under Option Package II. • The "roll-up value" will be calculated beginning on the new schedule effective date.

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[15] **See "DEATH BENEFIT."**

Transfers to Option Package I	Transfers to Option Package II	Transfers to Option Package III
Nursing Home Waiver:[16] • The availability of the waiver of the early withdrawal charge under the Nursing Home Waiver will terminate on the new schedule effective date.	**Nursing Home Waiver:**[16] • If transferring from Option Package I, the waiting period under the Nursing Home Waiver will begin to be measured from the new schedule effective date. • If transferring from Option Package III, the waiting period will have been satisfied on the new schedule effective date.	**Nursing Home Waiver:**[16] • If transferring from Option Package I, the waiting period under the Nursing Home Waiver will begin to be measured from the new schedule effective date. • If transferring from Option Package II, the waiting period will have been satisfied on the new schedule effective date.
Free Withdrawals:[17] • If transferring from Option Package III, any available free withdrawal amount in excess of 10% will be lost as of the new schedule effective date.	**Free Withdrawals:**[17] • If transferring from Option Package III, any available free withdrawal amount in excess of 10% will be lost as of the new schedule effective date.	**Free Withdrawals:**[17] • The cumulative to 30% available free withdrawal amount will begin to be calculated as of the new schedule effective date.

FEES

The charges we assess and the deductions we make under the contract are in consideration for: (i) the services and benefits we provide; (ii) the costs and expenses we incur; and (iii) the risks we assume. The fees and charges deducted under the contract may result in a profit to us.

The following repeats and adds to information provided in the "**FEE TABLE**" section. Please review both sections for information on fees.

Transaction Fees

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Amount. A percentage of the purchase payments that you withdraw. The percentage will be determined by the early withdrawal charge schedule that applies to your account.

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[16] **See "FEES – Nursing Home Waiver."**
[17] **See "FEES – Free Withdrawals."**

Early Withdrawal Charge Schedules:

For Contracts Issued outside of the State of New York	
All Contracts (except Roth IRA Contracts Issued Before September 20, 2000)	
Years from Receipt of Purchase Payment	Early Withdrawal Charge
Less than 2	7%
2 or more but less than 4	6%
4 or more but less than 5	5%
5 or more but less than 6	4%
6 or more but less than 7	3%
7 or more	0%
Roth IRA Contracts Issued Before September 20, 2000	
Completed Account Years	Early Withdrawal Charge
Less than 1	5%
1 or more but less than 2	4%
2 or more but less than 3	3%
3 or more but less than 4	2%
4 or more but less than 5	1%
5 or more	0%

For Contracts Issued in the State of New York	
All Contracts	
Years from Receipt of Purchase Payment	Early Withdrawal Charge
Less than 1	7%
1 or more but less than 2	6%
2 or more but less than 3	5%
3 or more but less than 4	4%
4 or more but less than 5	3%
5 or more but less than 6	2%
6 or more but less than 7	1%
7 or more	0%

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

First In, First Out. The early withdrawal charge is calculated separately for each purchase payment withdrawn. For purposes of calculating your early withdrawal charge, we consider that your first purchase payment to the account (first in) is the first you withdraw (first out).

Examples: Where the early withdrawal charge is based on the number of years since the purchase payment was received, if your initial purchase payment was made three years ago, we will deduct an early withdrawal charge equal to 6% (4% for a contract issued in NY) of the portion of that purchase payment withdrawn.

For certain Roth IRA contracts where the early withdrawal charge is based on the number of completed account years, if your initial purchase payment was made three years ago, we will deduct an early withdrawal charge equal to 2% of the portion of that purchase payment withdrawn.

In each case the next time you make a withdrawal we will assess the early withdrawal charge, if any, against the portion of the first purchase payment you did not withdraw and/or subsequent purchase payments to your account in the order they were received.

Earnings may be withdrawn after all purchase payments have been withdrawn. There is no early withdrawal charge for withdrawal of earnings.

Free Withdrawals. There is no early withdrawal charge if, during each account year, the amount withdrawn is 10% or less of your account value on the later of the date we established your account or the most recent anniversary of that date. Under Option Package III, any unused percentage of the 10% free withdrawal amount shall carry forward into successive account years, up to a maximum 30% of your account value.

The free withdrawal amount will be adjusted for amounts withdrawn under a systematic distribution option or taken as a required minimum distribution during the account year.

Waiver. The early withdrawal charge is waived for purchase payments withdrawn if the withdrawal is:
- Used to provide income phase payments to you;
- Paid due to the annuitant's death during the accumulation phase in an amount up to the sum of purchase payments made, minus the total of all partial withdrawals, amounts applied to an income phase payment option and deductions made prior to the annuitant's death;
- Paid upon a full withdrawal where your account value is $2,500 or less and no part of the account has been withdrawn during the prior 12 months;
- Taken because of the election of a systematic distribution option (**see** "**SYSTEMATIC DISTRIBUTION OPTIONS**");
- Applied as a rollover to certain Roth IRAs issued by us or an affiliate;
- If approved in your state, taken under a qualified contract, when the amount withdrawn is equal to the minimum distribution required by the Tax Code for your account calculated using a method permitted under the Tax Code and agreed to by us (including required minimum distributions using the ECO/RRD systematic distribution option (**see** "**SYSTEMATIC DISTRIBUTION OPTIONS**")); or
- Paid upon termination of your account by us (**see** "**OTHER TOPICS –** *Involuntary Terminations*").

Nursing Home Waiver. Under Option Packages II and III, you may withdraw all or a portion of your account value without an early withdrawal charge if:
- More than one account year has elapsed since the schedule effective date;
- The withdrawal is requested within three years of the annuitant's admission to a licensed nursing care facility (in Oregon there is no three year limitation period and in New Hampshire non-licensed facilities are included); and
- The annuitant has spent at least 45 consecutive days in such nursing care facility.

We will not waive the early withdrawal charge if the annuitant was in a nursing care facility for at least one day during the two week period immediately preceding or following the schedule effective date. It will also not apply to contracts where prohibited by state law. **See the "NEW YORK CONTRACTS" section of this prospectus for contracts issued in New York.**

Transfer Charge

Amount. During the accumulation phase we currently allow you 12 free transfers each account year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge.

Purpose. This charge reimburses us for administrative expenses associated with transferring your dollars among investment options.

Fund Redemption Fees

If applicable, we may deduct the amount of any redemption fees imposed by the underlying portfolios as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

Overnight Fee

You may choose to have a $20 overnight charge deducted from the amount of a withdrawal you would like sent to you by overnight delivery service.

Periodic Fees and Charges

Annual Maintenance Fee

Maximum Amount. $30

When/How. Each year during the accumulation phase we deduct this fee from your account value. We deduct it on your account anniversary and at the time of full withdrawal. It is deducted proportionally from each investment option.

Purpose. This fee reimburses us for our administrative expenses relating to the establishment and maintenance of your account.

Elimination. We will not deduct the annual maintenance fee if your account value is $50,000 or more on the date this fee is to be deducted.

Fees Deducted from Investments in the Separate Account

Mortality and Expense Risk Charge

Maximum Amount. During the accumulation phase the amount of this charge, on an annual basis, is equal to the following percentages of your account value invested in the subaccounts:

Option Package I	Option Package II
0.80%	1.10%

During the income phase this charge, on an annual basis, is equal to 1.25% of amounts invested in the subaccounts. **See "THE INCOME PHASE – Charges Deducted."**

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from any fixed interest option.

Purpose. This charge compensates us for the mortality and expense risks we assume under the contract.
- The mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contract.
- The expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this charge is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this charge.

Administrative Expense Charge

Maximum Amount. During the accumulation phase the amount of this charge, on an annual basis, is equal to the following percentages of your account value invested in the subaccounts:

Option Package I	Option Package II	Option Package III
0.15%	0.15%	0.15%

There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.25% during the income phase.

When/How. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from the fixed interest options. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase.

Purpose. This charge helps defray our administrative expenses.

Premium Bonus Option Charge

Maximum Amount. 0.50%, but only if you elect the premium bonus option.

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select. We may also deduct this charge from amounts allocated to the fixed interest options. This charge is deducted for the first seven account years during the accumulation phase and, if applicable, the income phase.

Purpose. This charge compensates us for the cost associated with crediting the premium bonus to your account on purchase payments made during the first account year. **See "PREMIUM BONUS OPTION – Premium Bonus Option Charge."**

Reduction or Elimination of Certain Fees

When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administrative expenses, we may reduce or eliminate the early withdrawal charge, annual maintenance fee, mortality and expense risk charge, administrative expense charge or premium bonus option charge. Our decision to reduce or eliminate any of these fees will be based on one or more of the following:

- The size and type of group to whom the contract is issued;
- The amount of expected purchase payments;
- A prior or existing relationship with the Company, such as being an employee or former employee of the Company or one of our affiliates, receiving distributions or making transfers from other contracts issued by us or one of our affiliates or transferring amounts held under qualified retirement plans sponsored by us or one of our affiliates;
- The type and frequency of administrative and sales services provided; or
- The level of annual maintenance fee and early withdrawal charges.

In the case of an exchange of another contract issued by us or one of our affiliates where the early withdrawal charge has been waived, the early withdrawal charge for certain contracts offered by this prospectus may be determined based on the dates purchase payments were received in the prior contract.

The reduction or elimination of any of these fees will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these fees may be subject to state approval.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the "**Fees Deducted by the Funds**" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The company may receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining the contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.** You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Assets allocated to affiliated funds, meaning funds managed by Voya Investments, LLC or another company affiliate, generate the largest dollar amount of revenue for the company. Affiliated funds may also be subadvised by a company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the company. The company expects to make a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the funds or the funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:
- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g. purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

These revenues are received as cash payments.

The Fidelity® Variable Insurance Products Portfolios are the only unaffiliated funds currently offered through the contract. We receive more revenues from affiliated funds than we do from the Fidelity® Variable Insurance Products Portfolios.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Fund of Funds

Certain funds may be structured as "fund of funds." Funds offered in a "fund of funds" structure (such as the Voya Retirement Portfolios) may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. The funds offered in a "fund of funds" structure are identified in the list of investment portfolios toward the front of this prospectus.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **For more information, please see "OTHER TOPICS – *Contract Distribution*."**

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. See "FEDERAL TAX CONSIDERATIONS."

YOUR ACCOUNT VALUE

During the accumulation phase your account value at any given time equals:
- The current dollar value of amounts invested in the subaccounts; plus
- The current dollar values of amounts invested in the fixed interest options, including interest earnings to date.

Subaccount Accumulation Units. When you select a fund as an investment option, your account dollars invest in "accumulation units" of the separate account subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value," as described below, for each unit.

Accumulation Unit Value. The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, the administrative expense charge, and the premium bonus option charge (if any). We discuss these deductions in more detail in "**FEE TABLE**" and "**FEES**."

Valuation. We determine the AUV every normal business day after the close of the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. Eastern Time). At that time we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

$$\text{Current AUV} = \text{Prior AUV} \times \text{Net Investment Factor}$$

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge and the administrative expense charge, if any, and any other fees deducted from investments in the separate account, such as the premium bonus option charge. **See "FEES."**

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration assume that your initial purchase payment to a qualified contract is $5,000 and you direct us to invest $3,000 in Fund A and $2,000 in Fund B. Also assume that you did not elect the premium bonus option and on the day we receive the purchase payment the applicable AUVs after the next close of business of the NYSE (normally at 4:00 p.m. Eastern Time) are $10 for Subaccount A and $20 for Subaccount B. Your account is credited with 300 accumulation units of Subaccount A and 100 accumulation units of Subaccount B.

Step 1:   You make an initial purchase payment of $5000.

Step 2:
  A. You direct us to invest $3,000 in Fund A. The purchase payment purchases 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).
  B. You direct us to invest $2,000 in Fund B. The purchase payment purchases 100 accumulation units of Subaccount B ($2,000 divided by the current $20 AUV).

Step 3:   The separate account purchases shares of the applicable funds at the then current market value (net asset value or NAV).

Each fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of your initial purchase payment is directed to the subaccounts, it will purchase subaccount accumulation units at the AUV next computed after our acceptance of your application as described in "**PURCHASE AND RIGHTS**." Subsequent purchase payments or transfers directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed following our receipt of the purchase payment or transfer request in good order. The AUV will vary day to day. Subsequent purchase payments and transfers received in good order after the close of the NYSE will purchase accumulation units at the AUV computed after the close of the NYSE on the next business day.

WITHDRAWALS

You may withdraw all or a portion of your account value at any time during the accumulation phase. If you participate in the contract through a 403(b) plan, certain restrictions apply. **See "Restrictions on Withdrawals from 403(b) Plan Accounts" below.**

Steps for Making a Withdrawal:

- Select the withdrawal amount.
  - ▷ Full Withdrawal: You will receive, reduced by any required withholding tax, your account value allocated to the subaccounts, the Guaranteed Account (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge, annual maintenance fee and forfeited premium bonus.
  - ▷ Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge, any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Account and any forfeited premium bonus. **See "APPENDICES I and II" and the Guaranteed Account prospectus for more information about withdrawals from the Guaranteed Account and the Fixed Account.**
- Select investment options. If you do not specify this, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value.
- Properly complete a disbursement form and deliver it to Customer Service.

Restrictions on Withdrawals from 403(b) Plan Accounts. Under Section 403(b) contracts the withdrawal of salary reduction contributions and earnings on such contributions is generally prohibited prior to the participant's death, disability, attainment of age 59½, separation from service or financial hardship. **See "FEDERAL TAX CONSIDERATIONS."**

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value as of the next valuation after we receive a request for withdrawal in good order at Customer Service.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your properly completed disbursement form in good order.

Reinstating a Full Withdrawal. Within 30 days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of your withdrawal. We must receive any reinstated amounts within 60 days of the withdrawal. We reserve the right, however, to accept a reinstatement election received more than 30 days after the withdrawal and accept proceeds received more than 60 days after the withdrawal. We will credit your account for the amount reinstated based on the subaccount values next computed following our receipt of your request and the amount to be reinstated. We will credit the amount reinstated proportionally for annual maintenance fees and early withdrawal charges imposed at the time of withdrawal. We will deduct from the amount reinstated any annual maintenance fee which fell due after the withdrawal and before the reinstatement. We will reinstate in the same investment options and proportions in place at the time of withdrawal. The reinstatement privilege may be used only once. Special rules apply to reinstatement of amounts withdrawn from the Guaranteed Account (see "**APPENDIX I**" and the Guaranteed Account prospectus). We will not credit your account for market value adjustments or any premium bonus forfeited that we deducted at the time of your withdrawal or refund any taxes that were withheld. Seek competent advice regarding the tax consequences associated with reinstatement.

SYSTEMATIC DISTRIBUTION OPTIONS

Systematic distribution options may be exercised at any time during the accumulation phase.

Features of a Systematic Distribution Option. A systematic distribution option allows you to receive regular payments from your contract without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase.

The following systematic distribution options may be available:

- **SWO – Systematic Withdrawal Option.** SWO is a series of automatic partial withdrawals from your account based on a payment method you select. Consider this option if you would like a periodic income while retaining investment flexibility for amounts accumulated in the account.
- **ECO – Estate Conservation Option/Recurring RMD Payment – RRP.** This option offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under this option, we calculate the minimum distribution amount required by law, generally at age 70½, and pay you that amount once a year. This option is not available under nonqualified contracts. An early withdrawal charge will not be deducted from and a market value adjustment will not be applied to any part of your account value paid under an ECO/RRP.
- **LEO – Life Expectancy Option.** LEO provides for annual payments for a number of years equal to your life expectancy or the life expectancy of you and a designated beneficiary. It is designed to meet the substantially equal periodic payment exception to the 10% premature distribution penalty under Tax Code Section 72. **See "FEDERAL TAX CONSIDERATIONS."**

Other Systematic Distribution Options. We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your sales representative or by calling us at the number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

Systematic Distribution Option Availability. Withdrawals under a systematic distribution option are limited to your free withdrawal amount. **See "FEES –** *Transaction Fees* **– Early Withdrawal Charge – Free Withdrawals."** If allowed by applicable law, we may discontinue the availability of one or more of the systematic distribution options for new elections at any time and/or to change the terms of future elections.

Eligibility for a Systematic Distribution Option. To determine if you meet the age and account value criteria and to assess terms and conditions that may apply, contact your sales representative or the Company at the number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

Terminating a Systematic Distribution Option. You may revoke a systematic distribution option at any time by submitting a written request to Customer Service. ECO/RRD, once revoked, may not, unless allowed under the Tax Code, be elected again.

Charges and Taxation. When you elect a systematic distribution option your account value remains in the accumulation phase and subject to the charges and deductions described in the "**FEES**" and "**FEE TABLE**" sections. Taking a withdrawal under a systematic distribution option, or later revoking the option, may have tax consequences. If you are concerned about tax implications, consult a tax and/or legal adviser before electing an option.

DEATH BENEFIT

This section provides information about the death benefit during the accumulation phase. **For death benefit information applicable to the income phase, see "THE INCOME PHASE."**

Terms to Understand

Account Year/Account Anniversary: A period of 12 months measured from the date we established your account and each anniversary of this date. Account anniversaries are measured from this date.

Annuitant(s): The person(s) on whose life(lives) or life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Claim Date: The date proof of death and the beneficiary's right to receive the death benefit are received in good order at Customer Service. Please contact Customer Service to learn what information is required for a request for payment of the death benefit to be in good order.

Contract Holder (You/Your): The contract holder of an individually owned contract or the certificate holder of a group contract. The contract holder and annuitant may be the same person.

Schedule Effective Date: The date an option package and benefits become effective. The initial schedule effective date equals the date we established your account. Thereafter, this date can occur only on an account anniversary.

During the Accumulation Phase

When is a Death Benefit Payable? During the accumulation phase a death benefit is payable when the contract holder or the annuitant dies. If there are joint contract holders, the death benefit is payable when either one dies.

Who Receives the Death Benefit? If you would like certain individuals or entities to receive the death benefit when it becomes payable, you may name them as your beneficiaries. However, if you are a joint contract holder and you die, the beneficiary will automatically be the surviving joint contract holder. In this circumstance any other beneficiary you named will be treated as the primary or contingent beneficiary, as originally named, of the surviving joint contract holder. The surviving joint contract holder may change the beneficiary designation. If you die and no beneficiary exists, the death benefit will be paid in a lump sum to your estate.

Designating Your Beneficiary. You may designate a beneficiary on your application or by contacting your sales representative or us at the number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

Death Benefit Amount. The death benefit depends upon the option package in effect on the date the annuitant dies.

	Option Package I	Option Package II	Option Package III
Death Benefit on Death of the Annuitant:	The greater of: • The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or • The account value* on the claim date.	The greatest of: • The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or • The account value* on the claim date; or • The "step-up value"* (as described below) on the claim date.	The greatest of: • The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or • The account value* on the claim date; or • The "step-up value"* (as described below) on the claim date; or • The "roll-up value"* (as described below) on the claim date.**

Step-up Value. On the schedule effective date, the step-up value is equal to the greater of:
• The account value; or
• The step-up value, if any, calculated on the account anniversary prior to the schedule effective date, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year.

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* For purposes of calculating the death benefit, the account value, step-up value and roll-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. **See "PREMIUM BONUS OPTION – Forfeiture."**
** **See the "NEW YORK CONTRACTS" section of this prospectus for details about the Option Package III death benefit for contracts issued in New York.**

Thereafter, once each year on the anniversary of the schedule effective date until the anniversary immediately preceding the annuitant's 85th birthday or death, whichever is earlier, the step-up value is equal to the greater of:

- The step-up value most recently calculated, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year; or
- The account value on that anniversary of the schedule effective date.

On each anniversary of the schedule effective date after the annuitant's 85th birthday, the step-up value shall be equal to the step-up value on the anniversary immediately preceding the annuitant's 85th birthday, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

On the claim date, the step-up value shall equal the step-up value on the anniversary of the schedule effective date immediately preceding the annuitant's death, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

For purposes of calculating the death benefit, the step-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. **See "PREMIUM BONUS OPTION – Forfeiture."**

Roll-up Value. On the schedule effective date, the roll-up value is equal to the account value. Thereafter, once each year on the anniversary of the schedule effective date until the anniversary immediately preceding the annuitant's 76th birthday or death, whichever is earlier, the roll-up value is equal to the roll-up value most recently calculated multiplied by a factor of 1.05, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year. The roll-up value may not exceed 200% of the account value on the schedule effective date, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that date.

On each anniversary of the schedule effective date after the annuitant's 76th birthday, the roll-up value shall be equal to the roll-up value on the anniversary immediately preceding the annuitant's 76th birthday, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary. On the claim date, the roll-up value shall equal the roll-up value on the anniversary of the schedule effective date immediately preceding the annuitant's death, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

For purposes of calculating the death benefit, the roll-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. **See "PREMIUM BONUS OPTION – Forfeiture."**

The "roll-up value" is not available on contracts issued in the State of New York. See the "NEW YORK CONTRACTS" section of this prospectus for details about the Option Package III death benefit for contracts issued in New York.

Adjustment. For purposes of determining the death benefit, the adjustment for purchase payments made will be dollar for dollar. The adjustment for amounts withdrawn or applied to an income phase payment option will be proportionate, reducing the sum of all purchase payments made, the step-up value and the roll-up value in the same proportion that the account value was reduced on the date of the withdrawal or application to an income phase payment option.

Death Benefit Greater than the Account Value. Notwithstanding which option package is selected, on the claim date, if the amount of the death benefit is greater than the account value, the amount by which the death benefit exceeds the account value will be deposited and allocated to the money market subaccount available under the contract, thereby increasing the account value available to the beneficiary to an amount equal to the death benefit.

Prior to the election of a method of payment of the death benefit by the beneficiary, the account value will remain in the account and continue to be affected by the investment performance of the investment option(s) selected. The beneficiary has the right to allocate or transfer any amount to any available investment option (subject to a market value adjustment, as applicable). The amount paid to the beneficiary will equal the adjusted account value on the day the payment is processed. Subject to the conditions and requirements of state law, unless your beneficiary elects otherwise, the distribution will generally be made into an interest bearing account, backed by our general account that is accessed by the beneficiary through a draftbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid on other settlement options. Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax advisor before choosing a settlement or payment option.

Death Benefit Amounts in Certain Cases

If a Spousal Beneficiary Continues the Account Following the Death of the Contract Holder/Annuitant. If a spousal beneficiary continues the account at the death of a contract holder who was also the annuitant, the spousal beneficiary becomes the annuitant. The option package in effect at the death of the contract holder will also apply to the spousal beneficiary, unless later changed by the spousal beneficiary. The premium bonus option charge, if any, will continue, unless the premium bonus was forfeited when calculating the account value, step-up value and roll-up value on the death of the original contract holder/annuitant.

The amount of the death benefit payable at the death of a spousal beneficiary who has continued the account shall be determined under the option package then in effect, except that:
- In calculating the sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option, the account value on the claim date following the original contract holder's/annuitant's death shall be treated as the spousal beneficiary's initial purchase payment;
- In calculating the step-up value, the step-up value on the claim date following the original contract holder's/annuitant's death shall be treated as the spousal beneficiary's initial step-up value; and
- In calculating the roll-up value, the roll-up value on the claim date following the original contract holder's/annuitant's death shall be treated as the initial roll-up value.

If the Contract Holder is not the Annuitant. Under nonqualified contracts only the death benefit described above under Option Packages I, II and III will not apply if a contract holder (including a spousal beneficiary who has continued the account) who is not also the annuitant dies. In these circumstances the amount paid will be equal to the account value on the date the payment is processed, plus or minus any market value adjustment. An early withdrawal charge may apply to any full or partial payment of this death benefit.

Because the death benefit in these circumstances equals the account value, plus or minus any market value adjustment, a contract holder who is not also the annuitant should seriously consider whether Option Packages II and III are suitable for their circumstances.

If the spousal beneficiary who is the annuitant continues the account at the death of the contract holder who was not the annuitant, the annuitant will not change. The option package in effect at the death of the contract holder will also apply to the spousal beneficiary, unless later changed by the spousal beneficiary, and the death benefit payable at the spousal beneficiary's death shall be determined under the option package then in effect.

Guaranteed Account. For amounts held in the Guaranteed Account, see "**APPENDIX I**" for a discussion of the calculation of the death benefit.

Death Benefit – Methods of Payment

For Qualified Contracts. Under a qualified contract if the annuitant dies the beneficiary may choose one of the following three methods of payment:
- Apply some or all of the account value, plus or minus any market value adjustment, to any of the income phase payment options (subject to the Tax Code distribution rules (see "**FEDERAL TAX CONSIDERATIONS**"));
- Receive, at any time, a lump-sum payment equal to all or a portion of the account value, plus or minus any market value adjustment; or
- Elect SWO, ECO/RRD or LEO (described in "**SYSTEMATIC DISTRIBUTION OPTIONS**"), provided the election would satisfy the Tax Code minimum distribution rules.

Payments from a Systematic Distribution Option. If the annuitant was receiving payments under a systematic distribution option and died before the Tax Code's required beginning date for minimum distributions, payments under the systematic distribution option will stop. The beneficiary, or contract holder on behalf of the beneficiary, may elect a systematic distribution option provided the election is permitted under the Tax Code minimum distribution rules. If the annuitant dies after the required beginning date for minimum distributions, payments will continue as permitted under the Tax Code minimum distribution rules, unless the option is revoked.

Distribution Requirements. Subject to Tax Code limitations, a beneficiary may be able to defer distribution of the death benefit. Death benefit payments must satisfy the distribution rules in Tax Code Section 401(a)(9). **See "FEDERAL TAX CONSIDERATIONS."**

For Non-Qualified Contracts.

- If you die and the beneficiary is your surviving spouse, or if you are a non-natural person and the annuitant dies and the beneficiary is the annuitant's surviving spouse, then the beneficiary becomes the successor contract holder. In this circumstance the Tax Code does not require distributions under the contract until the successor contract holder's death.

  As the successor contract holder, the beneficiary may exercise all rights under the account and has the following options:
  - ▷ Continue the contract in the accumulation phase;
  - ▷ Elect to apply some or all of the account value, plus or minus any market value adjustment, to any of the income phase payment options; or
  - ▷ Receive at any time a lump-sum payment equal to all or a portion of the account value, plus or minus any market value adjustment.

  If you die and are not the annuitant, an early withdrawal charge will apply if a lump sum is elected.

- If you die and the beneficiary is not your surviving spouse, he or she may elect option 1(b) or option 1(c) above (subject to the Tax Code distribution rules). **See "FEDERAL TAX CONSIDERATIONS."**

  In this circumstance the Tax Code requires any portion of the account value, plus or minus any market value adjustment, not distributed in installments over the beneficiary's life or life expectancy, beginning within one year of your death, must be paid within five years of your death. **See "FEDERAL TAX CONSIDERATIONS."**

- If you are a natural person but not the annuitant and the annuitant dies, the beneficiary may elect option 1(b) or 1(c) above. If the beneficiary does not elect option 1(b) within 60 days from the date of death, the gain, if any, will be included in the beneficiary's income in the year the annuitant dies.

Payments from a Systematic Distribution Option. If the contract holder or annuitant dies and payments were made under SWO, payments will stop. A beneficiary, however, may elect to continue SWO.

Taxation. In general, payments received by your beneficiary after your death are taxed to the beneficiary in the same manner as if you had received those payments. Additionally, your beneficiary may be subject to tax penalties if he or she does not begin receiving death benefit payments within the time-frame required by the Tax Code. **See "FEDERAL TAX CONSIDERATIONS."**

THE INCOME PHASE

During the income phase you stop contributing dollars to your account and start receiving payments from your accumulated account value.

Initiating Payments. At least 30 days prior to the date you want to start receiving payments you must notify us in writing of all of the following:
- Payment start date;
- Income phase payment option (see the income phase payment options table in this section);
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed, variable or a combination of both fixed and variable payments; and
- Selection of an assumed net investment rate (only if variable payments are elected).

Your account will continue in the accumulation phase until you properly initiate income phase payments. Once an income phase payment option is selected it may not be changed.

What Affects Income Phase Payments? Some of the factors that may affect income phase payments include: your age, your account value, the income phase payment option selected (including the frequency and duration of payments under the option selected), number of guaranteed payments (if any) selected, and whether you select variable or fixed payments. As a general rule, more frequent income phase payments will result in smaller individual income phase payments. Likewise, income phase payments that are anticipated over a longer period of time will also result in smaller individual income phase payments.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable income phase payments, you must select an assumed net investment rate.

Assumed Net Investment Rate. If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3½%. If you select a 5% rate, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3½% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon changes to the net investment rate of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI. **See "CONTRACT OVERVIEW – Questions: Contacting the Company."**

Minimum Payment Amounts. The income phase payment option you select must result in:
- A first income phase payment of at least $50; and
- Total yearly income phase payments of at least $250.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment. Unless prohibited by law, we reserve the right to increase the minimum payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U) since July 1, 1993.

Restrictions on Start Dates and the Duration of Payments. Income phase payments may not begin during the first account year, or, unless we consent, later than the later of:
- The first day of the month following the annuitant's 85th birthday; or
- The tenth anniversary of the last purchase payment made to your account.

Income phase payments will not begin until you have selected an income phase payment option. Failure to select an income phase payment option by the later of the annuitant's 85th birthday or the tenth anniversary of your last purchase payment may have adverse tax consequences. You should consult with a tax and/or legal adviser if you are considering delaying the selection of an income phase payment option before the later of these dates.

For qualified contracts only, income phase payments may not extend beyond:
- The life of the annuitant;
- The joint lives of the annuitant and beneficiary;
- A guaranteed period greater than the annuitant's life expectancy; or
- A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 95.

If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the contract will not be considered an annuity for federal tax purposes.

See "FEDERAL TAX CONSIDERATIONS" for further discussion of rules relating to income phase payments.

Charges Deducted.

- If variable income phase payments are selected, we make a daily deduction for mortality and expense risks from amounts held in the subaccounts. Therefore, if you choose variable income phase payments and a nonlifetime income phase payment option, we still make this deduction from the subaccounts you select, even though we no longer assume any mortality risks. The amount of this charge, on an annual basis, is equal to 1.25% of amounts invested in the subaccounts. **See "FEES –** *Fees Deducted from Investments in the Separate Account* **– Mortality and Expense Risk Charge."**
- There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.25% during the income phase. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase. **See "FEES –** *Fees Deducted from Investments in the Separate Account* **– Administrative Expense Charge."**
- If you elected the premium bonus option and variable income phase payments, we may also deduct the premium bonus option charge. We deduct this charge daily during the first seven account years from the subaccounts corresponding to the funds you select. If fixed income phase payments are selected, this charge may be reflected in the income phase payment rates. **See "FEES –** *Fees Deducted from Investments in the Separate Account* **– Premium Bonus Option Charge."**

Death Benefit during the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the request for the payment in good order at Customer Service. Unless your beneficiary elects otherwise, the distribution will generally be made into an interest bearing account, backed by our general account that is accessed by the beneficiary through a draftbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid on other settlement options. If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

Beneficiary Rights. A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract holder. If so, such rights or options will not be available to the beneficiary.

Partial Entry into the Income Phase. You may elect an income phase payment option for a portion of your account dollars, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a tax and/or legal adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. **See "FEDERAL TAX CONSIDERATIONS" for additional information.**

Income Phase Payment Options

The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time. Once income phase payments begin the income phase payment option selected may not be changed.

Terms to understand:
Annuitant(s): The person(s) on whose life expectancy(ies) the income phase payments are based.
Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date.
	Death Benefit – None: All payments end upon the annuitant's death.

Lifetime Income Phase Payment Options	
Life Income – Guaranteed Payments	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of five to 30 years or as otherwise specified in the contract. **Death Benefit – Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income – Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date. **Continuing Payments:** When you select this option you choose for: • 100%, 66⅔ % or 50% of the payment to continue to the surviving annuitant after the first death; or • 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit – None:** All payments end upon the death of both annuitants.
Life Income – Two Lives – Guaranteed Payments	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed from five to 30 years or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit – Payment to the Beneficiary:** If both annuitants die before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income – Cash Refund Option (limited availability – fixed payments only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit – Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump sum payment equal to the amount originally applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Life Income – Two Lives – Cash Refund Option (limited availability – fixed payments only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payments:** 100% of the payment to continue after the first death. **Death Benefit – Payment to the Beneficiary:** When both annuitants die we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Nonlifetime Income Phase Payment Option	
Nonlifetime – Guaranteed Payments	**Length of Payments:** You may select payments for five to 30 years (15 to 30 years if you elected the premium bonus option). In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit – Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

Lump-Sum Payment: If the "Nonlifetime – Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Any such lump-sum payments will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. **See "FEES – *Transaction Fees* – Early Withdrawal Charge."** Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at Customer Service.

Calculation of Lump-Sum Payments: If a lump-sum payment is available under the income phase payment options above, the rate used to calculate the present value of the remaining guaranteed payments is the same rate we used to calculate the income phase payments (i.e., the actual fixed rate used for fixed payments or the 3.5% or 5% assumed net investment rate used for variable payments).

NEW YORK CONTRACTS

Some of the fees, features and benefits of the contract are different if it is issued in the State of New York. This section identifies the different features and benefits and replaces the portions of this prospectus that contain the differences with information that relates specifically to New York contacts. This section should be read in conjunction with the rest of this prospectus. The fees that apply to New York contracts are described in the "**FEE TABLE**" and "**FEES**" sections of this prospectus.

Contract Overview – Contract Facts. The following information about New York contracts replaces the "**Contract Facts**" subsection in the "**CONTRACT OVERVIEW**" section of this prospectus:

Option Packages. There are three option packages available under the contract. You select an option package at the time of application. Each option package is distinct. The differences are summarized as follows:

	Option Package I		Option Package II		Option Package III	
Mortality and Expense Risk Charge:[18]	0.80%		1.10%		1.25%	
Death Benefit[19] on Death of the Annuitant:[20]	The greater of: • The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or • The account value on the claim date.		The greatest of: • The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or • The account value on the claim date; or • The "step-up value" on the claim date.		The greatest of: • The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or • The account value on the claim date; or • The "step-up value" on the claim date.[21]	
Minimum Initial Payment/ Account Value:[22]	Non-Qualified: $15,000	Qualified: $1,500	Non-Qualified: $5,000	Qualified: $1,500	Non-Qualified: $5,000	Qualified: $1,500
Free Withdrawals:[23]	10% of your account value each account year, non-cumulative.		10% of your account value each account year, non-cumulative.		10% of your account value each account year, non-cumulative.	
Nursing Home Waiver – Waiver of Early Withdrawal Charge:[23]	Not Available		Not Available		Not Available	

Premium Bonus Option – Forfeiture. The following information about New York contracts replaces the "**Forfeiture**" subsection in the "**PREMIUM BONUS OPTION**" section of this prospectus:

Forfeiture. In each of the following circumstances all or part of a premium bonus credited to your account will be forfeited:
• If you exercise your free look privilege and cancel your contract. **See "RIGHT TO CANCEL."**
• If a death benefit is payable based on account value or step-up value, but only the amount of any premium bonus credited to the account after or within 12 months of the date of death. **See "DEATH BENEFIT."**

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[18] **See "FEE TABLE" and "FEES."**

[19] **See "DEATH BENEFIT."** If a death benefit is payable based on account value or step-up value, the death benefit will not include any premium bonus credited to the account after or within 12 months of the date of death. See "**PREMIUM BONUS OPTION – Forfeiture**" in this section.

[20] When a contract holder who is not the annuitant dies, the amount of the death benefit is not the same as shown above under each option package. **See "DEATH BENEFIT." Therefore, contract holders who are not also the annuitant should seriously consider whether Option Packages II and III are suitable for their circumstances.**

[21] The death benefit is the same under Option Packages II and III for contracts issued in New York. **Therefore, contract holders of contracts issued in New York should seriously consider whether Option Package III is suitable for their circumstances.**

[22] **See "PURCHASE AND RIGHTS."**

[23] **See "FEES."**

- If all or part of a purchase payment for which a premium bonus was credited is withdrawn during the first seven account years. The amount of the premium bonus forfeited will be calculated by:
  - ▷ Determining the amount of the premium bonus that is subject to forfeiture according to the following table:

Completed Account Years at the Time of the Withdrawal	Amount of Premium Bonus Subject to Forfeiture
Less than 1	100%
1 or more but less than 2	100%
2 or more but less than 3	100%
3 or more but less than 4	100%
4 or more but less than 5	100%
5 or more but less than 6	75%
6 or more but less than 7	50%
7 or more	0%

  - ▷ And multiplying that amount by the same percentage as the amount withdrawn subject to the early withdrawal charge is to the total of all purchase payments made to the account during the first account year.

The following hypothetical example illustrates how the forfeiture of premium bonus is calculated when you withdraw all or part of a purchase payment for which a premium bonus was credited during the first seven account years.

Date	Purchase Payment	Premium Bonus	Account Value	Withdrawal Amount	Explanation
May 2, 2008	$100,000	$4,000	$104,000	—	You make a $100,000 initial purchase payment and we credit your account with a 4% ($4,000) premium bonus. Your beginning account value equals $104,000.
May 2, 2011	—	—	$120,000	$30,000	Assume that your account value grows to $120,000 over the next three years and you request a $30,000 withdrawal. $18,000 of that $30,000 will be subject to an early withdrawal charge ($30,000 minus $12,000 (the 10% free withdrawal amount, see "**FEES – *Transaction Fees* – Free Withdrawals**")) and you would pay a $720 early withdrawal charge (4% of $18,000). Additionally, 100% of the premium bonus is subject to forfeiture according to the table above, and because $18,000 is 18% of the $100,000 purchase payment made in the first account year, 18% of your $4,000 premium bonus, or $720, would be forfeited.[*]

Death Benefit – Death Benefit Amount. The following information about New York contracts replaces the "**DEATH BENEFIT**" section of this prospectus:

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[*] This example assumes that either Option Package I or II has been in effect since you purchased the contract. If Option Package III has been in effect since inception, none of the withdrawal would be subject to an early withdrawal charge because the 30% cumulative free withdrawal amount ($36,000) would be greater than the amount of the withdrawal. **See "FEES – *Transaction Fees* – Free Withdrawals."** Therefore, the withdrawal would not result in forfeiture of any of the premium bonus.

Death Benefit Amount. The death benefit depends upon the option package in effect on the date the annuitant dies:

	Option Package I	**Option Package II**	**Option Package III**
Death Benefit on Death of the Annuitant:	The greater of: • The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or • The account value* on the claim date.	The greatest of: • The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or • The account value* on the claim date; or • The "step-up value"* (as described below) on the claim date.	The greatest of: • The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or • The account value* on the claim date; or • The "step-up value"* (as described below) on the claim date.**

Step-up Value. On the schedule effective date, the step-up value is equal to the greater of:
• The account value; or
• The step-up value, if any, calculated on the account anniversary prior to the schedule effective date, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year.

Thereafter, once each year on the anniversary of the schedule effective date until the anniversary immediately preceding the annuitant's 85th birthday or death, whichever is earlier, the step-up value is equal to the greater of:
• The step-up value most recently calculated, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year; or
• The account value on that anniversary of the schedule effective date.

On each anniversary of the schedule effective date after the annuitant's 85th birthday, the step-up value shall be equal to the step-up value on the anniversary immediately preceding the annuitant's 85th birthday, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

On the claim date, the step-up value shall equal the step-up value on the anniversary of the schedule effective date immediately preceding the annuitant's death, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

For purposes of calculating the death benefit, the step-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. **See "PREMIUM BONUS OPTION – Forfeiture" above.**

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* For purposes of calculating the death benefit, the account value and step-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. **See "PREMIUM BONUS OPTION – Forfeiture.**
** **For contracts issued in the State of New York, the benefit payable upon the death of the annuitant under Option Package III is the same as that described under Option Package II. Therefore, contract holders of contracts issued in New York should seriously consider whether Option Package III is suitable for their circumstances.**

FEDERAL TAX CONSIDERATIONS

Introduction

This section discusses our understanding of current federal income tax laws affecting the contract. Federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and generally does not discuss federal estate and gift tax implications, state and local taxes, or any other tax provisions;
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with non-tax-qualified and tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.**

Types of Contracts: Nonqualified or Qualified

The contract described in this prospectus may be purchased on a non-tax-qualified basis (nonqualified contracts) or on a tax-qualified basis (qualified contracts).

Nonqualified Contracts. Nonqualified contracts do not receive the same tax benefits as are afforded to contracts funding qualified plans. You may not deduct the amount of your premiums payments to a nonqualified contract. Rather, nonqualified contracts are purchased with after-tax contributions to save money, generally for retirement, with the right to receive annuity payments for either a specified period of time or over a lifetime.

Qualified Contracts. Qualified contracts are designed for use by individuals and/or employers whose purchase payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401, 408 or 408A of the Tax Code.

Roth Accounts. Tax Code Section 402A allows employees of certain private employers offering 401(k) plans to contribute after-tax salary contributions to a Roth 401(k) account. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Nonqualified Contracts

Taxation of Gains Prior to Distribution or Annuity Starting Date

General. Tax Code Section 72 governs the federal income taxation of annuities in general. We believe that if you are a natural person (in other words, an individual) you will generally not be taxed on increases in the value of a nonqualified contract until a distribution occurs or until annuity payments begin. This assumes that the contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to collaterally assign or pledge any portion of the contract value will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

- **Diversification.** Tax Code Section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by Treasury Regulations Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your contract does not satisfy the applicable diversification requirements because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your contract into compliance with such requirements, and we reserve the right to modify your contract as necessary to do so;
- **Investor Control.** Although earnings under nonqualified annuity contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract owner from being considered the federal tax owner of a proportional share of the assets of the separate account;
- **Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires a nonqualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The nonqualified contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements;
- **Non-Natural Holders of a Nonqualified Contract.** If the owner of the contract is not a natural person (in other words, is not an individual), a nonqualified contract generally is not treated as an annuity for federal income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase over the year in the excess of the contract value over the "investment in the contract" (generally, the purchase payments or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with a tax and/or legal adviser before to purchasing the contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner for purposes of the required distribution rules described above; and
- **Delayed Annuity Starting Date.** If the contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 95), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a nonqualified contract occurs before the contract's annuity starting date, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. A market value adjustment, if applicable, could increase the contract value. Investment in the contract is generally equal to the amount of all purchase payments to the contract, plus amounts previously included in your gross income as the result of certain loans, collateral assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a nonqualified contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract (cost basis).

10% Penalty Tax. A distribution from a nonqualified contract may be subject to a penalty tax equal to 10% of the amount treated as income. In general, however, there is no penalty tax on distributions:
- Made on or after the taxpayer reaches age 59½;
- Made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
- Attributable to the taxpayer's becoming disabled as defined in the Tax Code;
- Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
- The distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty tax does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax and/or legal adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will generally carry over to the new contract. You should consult with your tax and/or legal adviser regarding procedures for making Section 1035 exchanges.

If your contract is purchased through a tax-free exchange of an annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:
- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract"; and
- Lastly, from any remaining "investment in the contract."

In certain instances, the partial exchange of a portion of one annuity contract for another contract is a tax-free exchange. Pursuant to IRS guidance, receipt of withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract may be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to the contract owner reaching age 59½, may be subject to an additional 10% penalty tax. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, reports or recognizes a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax and/or legal adviser prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

Annuity contracts that are partially annuitized are treated as separate contracts with their own annuity starting date and exclusion ratio. Specifically, an exclusion ratio will be applied to any amount received as an annuity under a portion of the annuity contract, provided that annuity payments are made for a period of ten years or more or for life. Please consult your tax and/or legal adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a contract because of your death or the death of the annuitant.

Different distribution requirements apply if your death occurs:
- After you begin receiving annuity payments under the contract; or
- Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2019, your entire balance must be distributed by August 31, 2024. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies or is changed, the same rules apply as outlined above for the death of a contract owner.

Generally, amounts distributed from a contract because of your death or the death of the annuitant prior to the time annuity payments begin are includible in the income of the recipient as follows:
- If distributed in a lump sum, they are taxed in the same manner as a surrender of the contract; or
- If distributed under a payment option, they are taxed in the same way as annuity payments.

Special rules may apply to amounts distributed after a beneficiary has elected to maintain the contract value and receive payments.

If the death occurs after annuity payments begin, a guaranteed period exists under the annuity option selected, and the annuitant dies before the end of that period, payments made for the remainder of that period are includible in income as follows:
- If distributed in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the contract at that time; or
- If distributed in accordance with the existing annuity option selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all payments thereafter are fully includible in income.

Some contracts offer a death benefit that may exceed the greater of the purchase payments and the contract value. Certain charges are imposed with respect to these death benefits. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

Collateral Assignments, Pledges, Gratuitous Transfers and Other Issues. A pledge or collateral assignment (or agreement to pledge or collaterally assign) any portion of the contract value of a nonqualified contract is treated as a distribution of such amount or portion. If the entire contract value is pledged or collaterally assigned, subsequent increases in the contract value are also treated as distributions for as long as the pledge or collateral assignment remains in place. The investment in the contract is increased by the amount includible in income with respect to such pledge or collateral assignment, though it is not affected by any other aspect of the pledge or collateral assignment (including its release).

If an owner transfers a non-qualified contract without adequate consideration (a gratuitous transfer) to a person other than the owner's spouse (or to a former spouse incident to a divorce), the owner must include in income the difference between the "cash surrender value" and the investment in the contract at the time of the transfer. In such case, the transferee's investment in the contract will be increased to reflect the amount that is included in the transferor's income. The exceptions for transfers to an owner's spouse or former spouse are limited to individuals who are treated as spouses under federal law.

The designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are generally not discussed herein.

Anyone contemplating any pledges, collateral assignments, gratuitous transfers, or other designations, should consult a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Multiple Contracts. Tax laws require that all nonqualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Net Investment Income Tax. A net investment income tax of 3.8% will apply to some types of investment income. This tax will apply to all taxable distributions from nonqualified contracts. This tax only applies to taxpayers with "modified adjusted gross income" above $250,000 in the case of married couples filing jointly or a qualifying widow(er) with dependent child, $125,000 in the case of married couples filing separately, and $200,000 for all others.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect, or if payment is made outside of the U.S. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of any non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact Customer Service.

If the payee is a non-resident alien, then U.S. federal withholding on taxable distributions will generally be at a 30% rate, unless a lower tax treaty rate applies. We may require additional documentation prior to processing any requested transaction.

If the payee of a distribution from the contract is a foreign financial institution ("FFI") or a non-financial foreign entity ("NFFE") within the meaning of the Tax Code as amended by the Foreign Account Tax Compliance Act ("FATCA"), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial owner of the contract or the distribution. The rules relating to FATCA are complex, and a tax advisor should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the contract.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The contracts may have been purchased with the following retirement plans and programs to accumulate retirement savings:
- **Sections 401(a), 401(k), Roth 401(k) and 403(a) Plans.** Prior to May 1, 1998, the contracts were available as tax-deferred annuities as described under Section 401(a) of the Tax Code. Sections 401(a), 401(k), and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees. The Tax Code also allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k) account which provides for tax-free distributions, subject to certain restrictions;
- **Individual Retirement Annuities ("IRA") and Roth IRA.** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Certain employers may establish Simplified Employee Pension ("SEP") plans to provide IRA contributions on behalf of their employees. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA, which provides for tax-free distributions, subject to certain restrictions. **Sales of the contract for use with IRAs or Roth IRAs may be subject to special requirements of the IRS.**

The Company may offer or have offered the contract for use with certain other types of qualified plans. Please see your contract and consult with your tax adviser if you have questions about other types of plan arrangements not discussed herein.

Special Considerations for IRAs. IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. You may roll over a distribution from an IRA to an IRA only once in any 12 month period. You will not be able to roll over any portion of an IRA distribution if you rolled over any other IRA distribution during the preceding one-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA, (2) a rollover to or from a qualified plan, or (3) a trustee-to-trustee transfer between IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

Early distributions from SIMPLE IRAs made within two years of beginning participation in the SIMPLE IRA are subject to a 25% early distribution tax.

Special Considerations for Roth IRAs. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute. Roth IRA contributions are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA, IRA, or eligible plan. Individuals may convert an IRA or SEP to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. A conversion of a traditional IRA to a Roth IRA, and a rollover from any other eligible retirement plan to a Roth IRA, made after December 31, 2017, cannot be recharacterized as having been made to a traditional IRA.

You will not be able to roll over any portion of a Roth IRA distribution if you rolled over any other IRA distribution during the preceding one-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA, (2) a rollover to or from a qualified plan, or (3) a trustee-to-trustee transfer between Roth IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

A 10% penalty tax may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Taxation

The tax rules applicable to qualified contracts vary according to the type of qualified contract, the specific terms and conditions of the qualified contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (i.e., annuity) payments from a qualified contract, depends on the type of qualified contract or program and as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract owners, sponsoring employers, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the contract, unless we consent in writing.

Contract owners, sponsoring employers, annuitants and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified contract.

Section 401(a), 401(k). Roth 401(k) and 403(a) Plans. The total annual contributions (including pre-tax and Roth 401(k) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $56,000 (as indexed for 2019). Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k) or Roth 401(k) plan to generally no more than $19,000 (2019). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) contributions, purchase payments to your account(s) will generally be excluded from your gross income. Roth 401(k) salary reduction contributions are made on an after-tax basis.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k) or Roth 401(k) plan who is at least age 50 by the end of the plan year may contribute an additional amount ("Age 50 Catch-ups") not to exceed the lesser of:
- $6,000; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Traditional and Roth IRAs. You are eligible to contribute to a traditional IRA if you have compensation includible in income for the taxable year and you are not age 70½ by the end of the year. For 2019, the contribution to your traditional IRA cannot exceed the lesser of $6,000 or your taxable compensation. If you are age 50 or older, you can make an additional catch-up contribution of $1,000. Contributions to a traditional IRA may be deductible depending on your modified adjusted gross income ("MAGI"), tax filing status, and whether you or your spouse are an active participant in a retirement plan.

You may be eligible to contribute to a Roth IRA if you have compensation includible in income for the year. For 2019, the contribution to a Roth IRA cannot exceed the lesser of $6,000 or your taxable compensation. If you are age 50 or older, you can make an additional catch up contribution of $1,000. The amount you can contribute to a Roth IRA is reduced by the amount of any contributions you make to an individual retirement plan for your benefit (not including SEPs or SIMPLE IRAs). Your ability to contribute to a Roth IRA may be further limited by your MAGI and tax filing status. Contributions to a Roth IRA are not deductible.

Distributions – General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase (i.e., annuity) payments, and death benefit proceeds. The taxable portion of all distributions will be reported to the IRS.

Section 401(a), 401(k) and 403(a) Plans. Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed on all or part of the earnings on the contributions according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

Please note that a distribution of a pre-tax account is reported as a taxable distribution, even if you roll over the distribution within 60 days.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his designated beneficiary or for a specified period of ten years or more;

- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal; or
- Otherwise not recognized under applicable regulations as eligible for rollover.

IRAs. All distributions from an IRA are taxed as received unless either one of the following is true:
- The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k) or 403(a) plan (collectively, qualified plans). The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a traditional or Roth IRA.

Exceptions to the 10% additional tax may apply if:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The distribution is a qualified reservist distribution as defined under the Tax Code;
- The distribution is eligible for penalty relief extended to victims of certain natural disasters; or
- You have unreimbursed medical expenses that are more than 7.5% of your adjusted gross income.

Additional exceptions may apply to distributions from a traditional or Roth IRA if:
- The distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the join lives (or joint life expectancies) of you and your designated beneficiary;
- The distributions are not more than the cost of your medical insurance due to a period of unemployment (subject to certain conditions);
- The distributions are not more than your qualified higher education expenses; or
- You use the distribution to buy, build or rebuild a first home.

The Tax Code may provide other exceptions or impose other penalties in other circumstances.

Qualified Distributions – Roth 401(k) and Roth IRAs. A partial or full distribution of purchase payments to a Roth 401(k) or Roth IRA account and earnings credited on those purchase payments will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 401(k) or Roth IRA account is defined as a distribution that meets the following two requirements:
- The distribution occurs after the five-year taxable period measured from the earlier of:
  - ▷ The first taxable year you, as applicable, made a contribution to a Roth IRA or a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  - ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  - ▷ The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary or estate, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Distributions – Eligibility

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions may generally only occur upon:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

401(k) and Roth 401(k) Plans. Subject to the terms of your 401(k) plan, distributions from your 401(k) or Roth 401(k) employee account, and possibly all or a portion of your 401(k) or Roth 401(k) employer account, may generally only occur upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial Hardship (for 2018 and earlier, contributions only, not earnings); or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Lifetime Required Minimum Distributions (Sections 401(a), 401(k), Roth 401(k), 403(a) and IRAs)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules may dictate the following:
- The start date for distributions;
- The time period in which all amounts in your account(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or in the case of an employer-sponsored plan, April 1 of the calendar year following the calendar year in which you retire, whichever occurs later, unless under 401(a) or 401(k) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). Before annuity payments begin, the required minimum distribution amount is generally determined by dividing the entire interest in the account as of December 31 of the preceding year by the applicable distribution period. The entire interest in the account includes the amount of any outstanding rollover, transfer, and recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit. If annuity payments have begun under an annuity option that satisfies the Tax Code section 401(a)(9) regulations, such payments will generally be viewed as satisfying your required minimum distribution.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed. In certain circumstances this excise tax may be waived by the IRS.

Roth IRAs. Required minimum distributions are not applicable to Roth IRAs during your lifetime.

Further information regarding required minimum distributions may be found in your contract.

Required Distributions Upon Death (Sections 401(a), 401(k), Roth 401(k), 403(a), IRAs and Roth IRAs)

Different distribution requirements apply after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Very generally, for benefits not being paid as an annuity, this means calculating the minimum distribution using the longer of the beneficiary's remaining life expectancy determined in the year following the year of the owner's death reduced by one for each subsequent year or owner's remaining life expectancy at death, reduced by one for each subsequent year. Tax Code Section 401(a)(9) provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance generally must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2019, your entire balance must be distributed to the designated beneficiary by December 31, 2024. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time frames:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If your death occurs before the date you begin receiving required minimum distributions under the contract and the designated beneficiary is your spouse, distributions must generally begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If your death occurs before the date you begin receiving required minimum distributions under the contract and there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k) and 403(a) Plans. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect, or if the payment is made outside of the U.S. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the country of domicile and tax treaty status.

Assignment and Other Transfers

Section 401(a), 401(k), Roth 401(k) and 403(a) Plans. Your beneficial interest in the contract may not be assigned or transferred to persons other than:

- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

IRAs and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Same-Sex Marriages

The contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the contract's death benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the contract.

Taxation of Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed. Because we do not expect that we will incur any federal income tax liability attributable to the separate account we do not intend to make any provision for such taxes. However, changes in the tax laws and/or in their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against a separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

In calculating our corporate income tax liability, we may claim certain corporate income tax benefits associated with the investment company assets, including separate account assets, which are treated as Company assets under applicable income tax law. These benefits may reduce our overall corporate income tax liability. Under current law, such benefits include foreign tax credits and corporate dividends received deductions. We do not pass the tax benefits to the holders of the separate account because (i) the contract owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include Company income taxes in the tax charges you pay under the contract. We reserve the right to change these tax practices.

OTHER TOPICS

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

The Company

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA."

We are engaged in the business of issuing insurance and annuities and providing financial services in the United States. We are authorized to conduct business in all states, the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Our principal executive offices are located at:

One Orange Way
Windsor, CT 06095-4774

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), The Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

Variable Annuity Account B

We established Variable Annuity Account B (the "separate account") under Connecticut law in 1976 as a continuation of the separate account established in 1974 under Arkansas law of Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses, whether or not realized, of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contract are obligations of the Company. All guarantees and benefits provided under the contract that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

Contract Distribution

The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter (distributor) for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the FINRA and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774.

This contract is no longer available for new purchasers.

Voya Financial Advisors, Inc. is a distributor affiliated with the Company that has entered into a selling agreement with Voya Financial Partners, LLC for the sale of our variable annuity contracts.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Commission Payments. Persons who offer and sell the contracts may be paid a commission. The maximum percentage amount that may be paid with respect to a given purchase payment is the first-year percentage which ranges from 0% to a maximum of 7% of the first year of payments to an account. Renewal commissions paid on payments made after the first year and asset-based service fees may also be paid.

We may also pay ongoing annual compensation of up to 1.00% of the commissions paid during the year in connection with certain premium received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total purchase payments. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

In addition to direct cash compensation for sales of contracts described above, Voya Financial Partners, LLC may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling the contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;

- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2018, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

- Voya Financial Advisors, Inc.;
- Lincoln Investment Planning, Inc.;
- LPL Financial Corporation;
- Regulus Advisors, LLC;
- Morgan Stanley Smith Barney LLC;
- Kestra Investment Services, LLC;
- Woodbury Financial Services, Inc.;
- Cetera Investment Services LLC;
- American Portfolios Financial Services, Inc.;
- PlanMember Securities Corporation;
- NYLIFE Securities LLC;
- Securities America, Inc.;
- Lincoln Financial Advisors Corporation;
- Royal Alliance Associates, Inc.;
- Ameriprise Financial Services, Inc.;
- GWN Securities Inc.;
- SagePoint Financial, Inc.;
- Northwestern Mutual Investment Services, Inc.;
- First Allied Securities, Inc.;
- Lockton Financial Advisors, LLC;
- Cadaret, Grant & Co., Inc.;
- MMA Securities LLC;
- Ameritas Investment Corp.;
- IMA Wealth, Inc.; and
- ProEquities, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:
- On any valuation date when the NYSE is closed (except customary weekend and holiday closings) or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; or
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.

Selection of Underlying Funds. The underlying funds available through the contract described in this prospectus are determined by the Company but ultimately selected by the Plan Sponsor. When determining which underlying funds to make available we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the contracts. (For additional information on these arrangements, please refer to the section of this prospectus entitled "**Revenue from the Funds**.") We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new contributions and/or transfers of account value if we determine that a fund no longer satisfies one or more of the selection criteria, and/or if the fund has not attracted significant allocations under the contract. We have included certain of the funds at least in part because they are managed or sub-advised by our affiliates.

We do not recommend or endorse any particular fund and we do not provide investment advice.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

If you are a contract holder under a group contract, you have a fully vested interest in the contract and may instruct the group contract holder how to direct the Company to cast a certain number of votes. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Accordingly, it is possible for a small number of persons (assuming there is a quorum) to determine the outcome of a vote.

Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts.
- During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.
- During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Modifications

We may change the contract as required by federal or state law or as otherwise permitted in the contract. In addition, we may, upon 30 days' written notice to the group contract holder, make other changes to a group contract that would apply only to individuals who become participants under that contract after the effective date of such changes. If a group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Transfer of Ownership: Assignment

We will accept assignments or transfers of ownership of a nonqualified contract or a qualified contract where such assignments or transfers are not prohibited, with proper notification. The date of any assignment or transfer of ownership will be the date we receive the notification at Customer Service. An assignment or transfer of ownership may have tax consequences and you should consult with a tax and/or legal adviser before assigning or transferring ownership of the contract.

An assignment of a contract will only be binding on the Company if it is made in writing and sent to the Company to Customer Service. We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from such failure.

Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Involuntary Terminations

We reserve the right to terminate any account with a value of $2,500 or less immediately following a partial withdrawal. However, an IRA may only be closed out when payments to the contract have not been received for a 24-month period and the paid-up annuity benefit at maturity would be less than $20 per month. If such right is exercised, you will be given 90 days' advance written notice. No early withdrawal charge will be deducted for involuntary terminations. We do not intend to exercise this right in cases where the account value is reduced to $2,500 or less solely due to investment performance.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Voya Financial Partners, LLC ability to distribute the contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Voya Guaranteed Account

The Voya Guaranteed Account is a fixed interest option that may be available during the accumulation phase under the contract. This appendix is only a summary of certain facts about the Guaranteed Account. Please read the Guaranteed Account prospectus carefully before investing in this option.

In General. Amounts invested in the Guaranteed Account earn specified interest rates if left in the Guaranteed Account for specified periods of time. If you withdraw or transfer those amounts before the specified periods elapse, we may apply a market value adjustment (described below) which may be positive or negative.

When deciding to invest in the Guaranteed Account, contact your sales representative or the Company to learn:
- The interest rate(s) we will apply to amounts invested in the Guaranteed Account. We change the rate(s) periodically. Be certain you know the rate we guarantee on the day your account dollars are invested in the Guaranteed Account. Guaranteed interest rates will never be less than an annual effective rate of 3%.
- The period of time your account dollars need to remain in the Guaranteed Account in order to earn the rate(s). You are required to leave your account dollars in the Guaranteed Account for a specified period of time in order to earn the guaranteed interest rate(s).

Deposit Period. During a deposit period, we offer a specific interest rate for dollars invested for a certain guaranteed term. For a specific interest rate and guaranteed term to apply, account dollars must be invested in the Guaranteed Account during the deposit period for which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Account. For guaranteed terms one year or longer, we may apply more than one specified interest rate. The interest rate we guarantee is an annual effective yield. That means the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. Guaranteed interest rates will never be less than an annual effective rate of 3%. Among other factors, the safety of the interest rate guarantees depends upon the Company's claims-paying ability.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the Guaranteed Account in order to earn the guaranteed interest rate. For guaranteed terms one year or longer, we may offer different rates for specified time periods within a guaranteed term. We offer different guaranteed terms at different times. We also may offer more than one guaranteed term of the same duration with different interest rates. Check with your sales representative or Customer Service to learn what terms are being offered. The Company also reserves the right to limit the number of guaranteed terms or the availability of certain guaranteed terms.

Fees and Other Deductions. If all or a portion of your account value in the Guaranteed Account is withdrawn or transferred, you may incur one or more of the following:
- Market Value Adjustment ("MVA") – as described in this appendix and in the Guaranteed Account prospectus;
- Tax penalties and/or tax withholding – see **"FEDERAL TAX CONSIDERATIONS"**;
- Early withdrawal charge – see **"FEES"**; or
- Maintenance fee – see **"FEES."**

We do not make deductions from amounts in the Guaranteed Account to cover mortality and expense risks. Rather, we consider these risks when determining the interest rate to be credited.

Also, if you elected the premium bonus option, a charge may be deducted from amounts allocated to the Guaranteed Account, resulting in a 0.50% reduction in the interest which would have been credited to your account during the first seven account years if you had not elected the premium bonus option. **See the "PREMIUM BONUS OPTION – Forfeiture" and "WITHDRAWALS" sections of the contract prospectus.**

Market Value Adjustment. If your account value is withdrawn or transferred from the Guaranteed Account before the guaranteed term is completed, an MVA may apply. The MVA reflects investment value changes caused by changes in interest rates occurring since the date of deposit. The MVA may be positive or negative.

If interest rates at the time of withdrawal or transfer have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Account. If interest rates at the time of withdrawal or transfer have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

MVA Waiver. For withdrawals or transfers from a guaranteed term before the guaranteed term matures, the MVA may be waived for:
- Transfers due to participation in the dollar cost averaging program;
- Withdrawals taken due to your election of SWO or ECO/RRP (described in "**SYSTEMATIC DISTRIBUTION OPTIONS**"), if available;
- Withdrawals for minimum distributions required by the Tax Code and for which the early withdrawal charge is waived; and
- Withdrawals due to your exercise of the right to cancel your contract (described in "**RIGHT TO CANCEL**").

Death Benefit. When a death benefit is paid under the contract within six months of the date of death, only a positive aggregate MVA amount, if any, is applied to the account value attributable to amounts withdrawn from the Guaranteed Account. This provision does not apply upon the death of a spousal beneficiary or joint contract holder who continued the account after the first death. If a death benefit is paid more than six months from the date of death, a positive or negative aggregate MVA amount, as applicable, will be applied, except under certain contracts issued in the State of New York.

Partial Withdrawals. For partial withdrawals during the accumulation phase, amounts to be withdrawn from the Guaranteed Account will be withdrawn proportionally from each group of deposits having the same length of time until the maturity date ("Guaranteed Term Group"). Within each Guaranteed Term Group, the amount will be withdrawn first from the oldest deposit period, then from the next oldest and so on until the amount requested is satisfied.

Guaranteed Terms Maturity. As a guaranteed term matures, assets accumulating under the Guaranteed Account may be (a) transferred to a new guaranteed term; (b) transferred to other available investment options; or (c) withdrawn. Amounts withdrawn may be subject to an early withdrawal charge, taxation and, if you are under age 59½, tax penalties may apply.

If no direction is received from you at Customer Service by the maturity date of a guaranteed term, the amount from the maturing guaranteed term will be transferred to a new guaranteed term of a similar length. If the same guaranteed term is no longer available, the next shortest guaranteed term available in the current deposit period will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

If you do not provide instructions concerning the maturity value of a maturing guaranteed term, the maturity value transfer provision applies. This provision allows transfers or withdrawals without an MVA if the transfer or withdrawal occurs during the calendar month immediately following a guaranteed term maturity date. This waiver of the MVA only applies to the first transaction regardless of the amount involved in the transaction.

Under the Guaranteed Account each guaranteed term is counted as one funding option. If a guaranteed term matures and is renewed for the same term, it will not count as an additional investment option for purposes of any limitation on the number of investment options.

Subsequent Purchase Payments. Purchase payments received after your initial purchase payment to the Guaranteed Account will be allocated in the same proportions as the last allocation, unless you properly instruct us to do otherwise. If the same guaranteed term(s) is not available, the next shortest term will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

Transfer of Account Dollars. Generally, account dollars invested in the Guaranteed Account may be transferred among guaranteed terms offered through the Guaranteed Account and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term. The 90-day wait does not apply to (1) amounts transferred on the maturity date or under the maturity value transfer provision; (2) amounts transferred from the Guaranteed Account before the maturity date due to the election of an income phase payment option; (3) amounts distributed under the ECO/RRP or SWO (**see "SYSTEMATIC DISTRIBUTION OPTIONS"**); and (4) amounts transferred from an available guaranteed term in connection with the dollar cost averaging program.

Transfers after the 90-day period are permitted from guaranteed term(s) to other guaranteed term(s) available during a deposit period or to other available investment options. Transfers of the Guaranteed Account values on or within one calendar month of a term's maturity date are not counted as one of the 12 free transfers of accumulated values in the account.

Reinstating Amounts Withdrawn from the Guaranteed Account. If amounts are withdrawn and then reinstated in the Guaranteed Account, we apply the reinstated amount to the current deposit period. This means the guaranteed annual interest rate and guaranteed terms available on the date of reinstatement will apply. We reinstate amounts proportionately in the same way as they were allocated before withdrawal. We will not credit your account for market value adjustments or any premium bonus forfeited that we deducted at the time of withdrawal or refund any taxes that were withheld.

The Income Phase. The Guaranteed Account cannot be used as an investment option during the income phase. However, you may notify us at least 30 days in advance to elect a fixed or variable payment option and to transfer your Guaranteed Account dollars to the general account or any of the subaccounts available during the income phase. Transfers made due to the election of a lifetime income phase payment option will be subject to only a positive aggregate MVA.

Distribution. The Company's subsidiary, Voya Financial Partners, LLC serves as the principal underwriter of the contract. Voya Financial Partners, LLC, a Delaware limited liability company, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. From time to time Voya Financial Partners, LLC may offer customers of certain broker-dealers special guaranteed rates in connection with the Guaranteed Account offered through the contract and may negotiate different commissions for these broker-dealers.

APPENDIX II

Fixed Account

General Disclosure.
- The Fixed Account is an investment option that may be available during the accumulation phase under the contract.
- Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations.
- Interests in the Fixed Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended.
- Disclosure in this prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements.
- Disclosure in this appendix regarding the Fixed Account has not been reviewed by the SEC.
- Additional information about this option may be found in the contract.

Interest Rates.
- The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. We may credit interest at a current rate that may be higher than the guaranteed minimum interest rate and the current rate may be changed at any time, except that we will not apply a decrease to the current rate following a rate change initiated solely by us prior to the last day of the three-month period measured from the first day of the month in which such change was effective. .Among other factors, the safety of the interest rate guarantees depends upon the Company's claims-paying ability.
- Our determination of credited interest rates reflects a number of factors, which may include mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Withdrawals. Under certain emergency conditions we may defer payment of any withdrawal for a period of up to six months or as provided by federal law.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. **See "FEES."**

Transfers. During the accumulation phase you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account.

By notifying Customer Service at least 30 days before income phase payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments.

APPENDIX III

Description of Underlying Funds

The following investment portfolios are closed to new purchase payments and transfers. Contract owners who have value in any of the closed investment portfolios may leave their contract value in these investments.

Closed Investment Portfolios

Voya MidCap Opportunities Portfolio (Class I)

VY® Columbia Small Cap Value II Portfolio (Class S)

VY® T. Rowe Price International Stock Portfolio (Class S)

Open Investment Portfolios

During the accumulation phase, you may allocate your purchase payments and contract value to any of the investment portfolios available under this Contract. They are listed in this appendix. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for this and additional information.

Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Fund prospectuses may be obtained free of charge, from Customer Service at the address and telephone number listed in the prospectus, by accessing the SEC's web site or by contacting the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are designated as "fund of funds." Funds offered in a "fund of funds" structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities. The funds offered in a "fund of funds" structure are identified in the list of investment portfolios toward the front of this prospectus.

Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

Fund Name Investment Adviser/Subadviser	Investment Objective
Voya Balanced Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize income while maintaining prospects for capital appreciation.
Voya Balanced Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Global Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
Voya Global Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.
Voya Global Perspectives® Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.
Voya Government Money Market Portfolio* **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC *** There is no guarantee that the Voya Government Money Market Portfolio subaccount will have a positive or level return.**	Seeks to provide high current return consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Fund Name Investment Adviser/Subadviser	Investment Objective

Voya High Yield Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to provide investors with a high level of current income and total return.

Voya Index Plus LargeCap Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.

Voya Intermediate Bond Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Voya International High Dividend Low Volatility Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks maximum total return.

Voya International Index Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted International Index.

Voya Large Cap Growth Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital growth.

Voya Large Cap Value Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks long-term growth of capital and current income.

Voya MidCap Opportunities Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective

Voya Retirement Conservative Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other Voya Retirement Portfolios.

Voya Retirement Growth Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Growth Portfolio.

Voya Retirement Moderate Growth Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.

Voya Retirement Moderate Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.

Voya Russell™ Large Cap Growth Index Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.

Voya Russell™ Large Cap Index Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.

Voya Russell™ Large Cap Value Index Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.

Voya Small Company Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.

Fund Name Investment Adviser/Subadviser	Investment Objective
Voya SmallCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Solution Moderately Conservative Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal through a diversified asset allocation strategy.
VY® Baron Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY® BlackRock Inflation Protected Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** BlackRock Financial Management, Inc.	Seeks to maximize real return, consistent with preservation of real capital and prudent investment management.
VY® Clarion Global Real Estate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return consisting of capital appreciation and current income.
VY® Columbia Contrarian Core Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return consisting of long-term capital appreciation and current income.
VY® Invesco Equity and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return consisting of long-term capital appreciation and current income.
VY® JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective
VY® JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long-term.
VY® Oppenheimer Global Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY® Pioneer High Yield Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Amundi Pioneer Asset Management, Inc.	Seeks to maximize total return through income and capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY® T. Rowe Price Equity Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.
VY® T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth through investments in stocks.
VY® Templeton Global Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.

APPENDIX IV

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2018, the following tables show the **Condensed Financial Information** (accumulation unit values and number of units outstanding for the indicated periods) for each subaccount of Variable Annuity Account B under the Contract with the lowest and highest combination of asset-based charges. **This information is current through December 31, 2018, including portfolio names. Portfolio name changes after December 31, 2018 are not reflected in the following information. Complete information is available in the SAI. Contact Customer Service to obtain your copy of the SAI free of charge.**

TABLE I
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$25.65	$22.94	$19.62	$20.63	$19.15	$15.09	$12.99	$12.99	$11.39	$8.83
Value at end of period	$23.30	$25.65	$22.94	$19.62	$20.63	$19.15	$15.09	$12.99	$12.99	$11.39
Number of accumulation units outstanding at end of period	0	0	0	0	268,252	331,229	372,580	466,333	560,283	736,761
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$21.75	$19.14	$17.92	$18.44	$17.53	$15.16	$13.47	$13.78	$12.19	$10.32
Value at end of period	$20.07	$21.75	$19.14	$17.92	$18.44	$17.53	$15.16	$13.47	$13.78	$12.19
Number of accumulation units outstanding at end of period	94,015	114,685	129,085	142,378	159,868	185,490	210,344	260,549	369,598	462,951
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.26	$14.05	$13.34	$14.08	$14.15	$14.88	$13.93	$13.56	$11.81	$9.81
Value at end of period	$14.81	$15.26	$14.05	$13.34	$14.08	$14.15	$14.88	$13.93	$13.56	$11.81
Number of accumulation units outstanding at end of period	120,541	134,974	139,052	146,735	185,829	247,317	318,045	407,118	512,491	669,257
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$11.98	$10.55	$10.00	$10.48	$10.19					
Value at end of period	$10.97	$11.98	$10.55	$10.00	$10.48					
Number of accumulation units outstanding at end of period	148	4,787	4,995	501	871					
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.12	$12.16	$12.26	$12.37	$12.49	$12.61	$12.72	$12.84	$12.94	$13.02
Value at end of period	$12.19	$12.12	$12.16	$12.26	$12.37	$12.49	$12.61	$12.72	$12.84	$12.94
Number of accumulation units outstanding at end of period	460,661	471,903	514,659	580,857	687,139	759,685	794,549	932,905	1,343,089	2,035,983
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$19.28	$16.18	$14.88	$15.24	$13.90	$10.74	$9.36	$9.48	$8.38	$6.50
Value at end of period	$18.25	$19.28	$16.18	$14.88	$15.24	$13.90	$10.74	$9.36	$9.48	$8.38
Number of accumulation units outstanding at end of period	495,876	583,911	645,361	721,528	837,236	999,801	961,401	1,179,425	1,175,861	1,032,614
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$25.52	$20.67	$18.93	$18.95	$16.80	$12.76	$11.26	$11.37	$10.08	$8.26
Value at end of period	$23.56	$25.52	$20.67	$18.93	$18.95	$16.80	$12.76	$11.26	$11.37	$10.08
Number of accumulation units outstanding at end of period	393,848	398,269	469,916	527,689	608,656	753,580	871,265	1,067,228	1,379,248	1,564,084
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$21.70	$20.85	$20.18	$20.25	$19.17	$19.38	$17.88	$16.79	$15.43	$13.96
Value at end of period	$21.37	$21.70	$20.85	$20.18	$20.25	$19.17	$19.38	$17.88	$16.79	$15.43
Number of accumulation units outstanding at end of period	583,024	700,802	794,997	901,511	1,006,586	1,136,618	1,026,093	983,416	1,010,389	1,038,721

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$20.81	$16.82	$16.84	$17.16	$18.41	$15.31	$13.02	$14.96	$14.01	$12.08
Value at end of period	$17.78	$20.81	$16.82	$16.84	$17.16	$18.41	$15.31	$13.02	$14.96	$14.01
Number of accumulation units outstanding at end of period	65,904	73,747	81,245	96,944	115,454	41,546	62,069	88,025	95,193	114,512
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$36.89	$28.70	$27.87	$26.45	$23.50	$18.12	$15.49	$15.26	$13.45	$9.51
Value at end of period	$35.99	$36.89	$28.70	$27.87	$26.45	$23.50	$18.12	$15.49	$15.26	$13.45
Number of accumulation units outstanding at end of period	484,421	545,719	608,962	711,509	812,382	814,511	255,514	167,708	119,806	133,378
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$19.16	$17.09	$15.19	$16.08	$14.80	$11.44	$10.10	$10.05		
Value at end of period	$17.46	$19.16	$17.09	$15.19	$16.08	$14.80	$11.44	$10.10		
Number of accumulation units outstanding at end of period	31,366	33,874	47,592	56,818	36,067	59,703	41,685	13,967		
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$16.69	$13.47	$12.68	$12.74	$11.81	$9.87				
Value at end of period	$15.30	$16.69	$13.47	$12.68	$12.74	$11.81				
Number of accumulation units outstanding at end of period	140,424	159,621	42,694	49,052	55,966	70,777				
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$30.03	$24.30	$22.93	$23.09	$21.47	$16.46	$14.59	$14.85	$11.53	$8.26
Value at end of period	$27.45	$30.03	$24.30	$22.93	$23.09	$21.47	$16.46	$14.59	$14.85	$11.53
Number of accumulation units outstanding at end of period	34,647	38,305	40,397	48,416	52,752	75,105	86,329	108,521	108,203	120,545
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$12.70	$11.90	$11.48	$11.68	$11.14	$10.77	$10.08	$9.91		
Value at end of period	$12.24	$12.70	$11.90	$11.48	$11.68	$11.14	$10.77	$10.08		
Number of accumulation units outstanding at end of period	73,921	96,004	96,039	96,849	112,782	92,136	38,864	6,477		
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$16.60	$14.36	$13.51	$13.92	$13.35	$11.36	$10.15	$10.37	$9.38	$9.22
Value at end of period	$15.21	$16.60	$14.36	$13.51	$13.92	$13.35	$11.36	$10.15	$10.37	$9.38
Number of accumulation units outstanding at end of period	50,253	63,136	72,848	76,611	76,417	101,838	102,096	147,464	158,076	201,605
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$16.31	$14.37	$13.58	$13.94	$13.31	$11.61	$10.51	$10.60	$9.64	$9.50
Value at end of period	$15.13	$16.31	$14.37	$13.58	$13.94	$13.31	$11.61	$10.51	$10.60	$9.64
Number of accumulation units outstanding at end of period	29,229	35,999	57,896	62,632	65,259	92,291	111,738	125,950	180,398	288,918
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$15.21	$13.73	$13.10	$13.44	$12.89	$11.83	$10.83	$10.71	$9.87	$9.75
Value at end of period	$14.30	$15.21	$13.73	$13.10	$13.44	$12.89	$11.83	$10.83	$10.71	$9.87
Number of accumulation units outstanding at end of period	114,071	140,329	145,857	160,304	191,686	189,452	107,157	139,397	173,062	234,551
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$32.96	$25.35	$24.01	$22.53	$20.11	$15.38	$13.56	$13.14	$11.76	$10.02
Value at end of period	$32.32	$32.96	$25.35	$24.01	$22.53	$20.11	$15.38	$13.56	$13.14	$11.76
Number of accumulation units outstanding at end of period	151,780	159,229	174,089	199,787	217,506	247,102	294,414	332,065	388,905	478,662

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$32.99	$27.17	$24.72	$24.45	$21.86	$16.71	$14.60	$14.37	$12.93	$10.58
Value at end of period	$31.54	$32.99	$27.17	$24.72	$24.45	$21.86	$16.71	$14.60	$14.37	$12.93
Number of accumulation units outstanding at end of period	53,161	58,072	62,461	74,301	88,107	99,581	121,807	159,932	175,664	208,860
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$28.52	$25.37	$22.15	$23.18	$20.81	$15.94	$13.84	$13.86	$12.56	$10.61
Value at end of period	$26.37	$28.52	$25.37	$22.15	$23.18	$20.81	$15.94	$13.84	$13.86	$12.56
Number of accumulation units outstanding at end of period	204,843	225,625	254,957	305,628	113,613	140,458	165,865	187,615	221,902	332,532
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$21.17	$18.04	$16.11	$16.45	$15.76	$11.47	$10.08	$10.12	$7.74	$5.98
Value at end of period	$17.60	$21.17	$18.04	$16.11	$16.45	$15.76	$11.47	$10.08	$10.12	$7.74
Number of accumulation units outstanding at end of period	23,345	24,745	27,142	28,638	34,902	55,237	57,343	74,535	99,557	106,955
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$46.00	$41.73	$33.84	$34.43	$32.63	$23.91	$21.08	$21.83	$17.72	$14.02
Value at end of period	$38.34	$46.00	$41.73	$33.84	$34.43	$32.63	$23.91	$21.08	$21.83	$17.72
Number of accumulation units outstanding at end of period	98,179	107,187	112,498	129,030	157,352	194,448	223,720	260,349	314,243	371,326
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$11.79	$10.08	$9.58	$10.00						
Value at end of period	$10.61	$11.79	$10.08	$9.58						
Number of accumulation units outstanding at end of period	460	447	544	563						
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$22.07	$17.38	$16.65	$17.71	$17.13	$12.46	$10.51	$10.38	$8.28	$6.19
Value at end of period	$21.44	$22.07	$17.38	$16.65	$17.71	$17.13	$12.46	$10.51	$10.38	$8.28
Number of accumulation units outstanding at end of period	16,507	12,215	11,094	12,812	16,309	20,725	18,712	19,840	25,020	33,266
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$10.40	$10.25	$9.98	$10.35	$10.19	$11.27	$10.70	$10.04		
Value at end of period	$10.09	$10.40	$10.25	$9.98	$10.35	$10.19	$11.27	$10.70		
Number of accumulation units outstanding at end of period	36,365	38,191	43,899	40,250	45,762	76,441	241,788	170,842		
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.92	$14.55	$14.60	$14.99	$13.29	$12.94	$10.40	$11.08	$9.65	$7.30
Value at end of period	$14.39	$15.92	$14.55	$14.60	$14.99	$13.29	$12.94	$10.40	$11.08	$9.65
Number of accumulation units outstanding at end of period	10,260	15,071	21,959	22,467	24,870	35,037	37,685	32,948	53,734	63,621
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.38	$16.93	$15.76	$15.45	$13.83	$10.36	$9.32	$9.87	$8.89	$6.82
Value at end of period	$18.37	$20.38	$16.93	$15.76	$15.45	$13.83	$10.36	$9.32	$9.87	$8.89
Number of accumulation units outstanding at end of period	1,761	1,895	3,059	6,092	7,559	6,955	11,221	13,455	24,828	54,870
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$20.81	$18.94	$15.46	$16.08	$15.56	$11.22	$9.92	$10.29	$8.30	$6.72
Value at end of period	$16.95	$20.81	$18.94	$15.46	$16.08	$15.56	$11.22	$9.92	$10.29	$8.30
Number of accumulation units outstanding at end of period	995	3,447	3,510	3,594	3,842	3,992	4,224	5,975	10,618	31,590
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.75	$16.24	$14.17	$15.28	$14.69	$12.94	$11.60	$11.42	$10.21	$7.81
Value at end of period	$16.69	$17.75	$16.24	$14.17	$15.28	$14.69	$12.94	$11.60	$11.42	$10.21
Number of accumulation units outstanding at end of period	72,144	79,561	91,859	97,216	112,309	98,919	109,927	131,563	150,127	168,181
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$22.81	$20.76	$18.18	$18.74	$17.37	$14.03	$12.56	$12.82	$11.52	$9.48
Value at end of period	$20.45	$22.81	$20.76	$18.18	$18.74	$17.37	$14.03	$12.56	$12.82	$11.52
Number of accumulation units outstanding at end of period	453,084	529,273	652,632	734,052	864,973	650,353	745,413	886,984	1,051,196	1,309,701

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2014)										
Value at beginning of period	$18.35	$12.96	$11.58	$13.88	$13.67					
Value at end of period	$15.13	$18.35	$12.96	$11.58	$13.88					
Number of accumulation units outstanding at end of period	26,029	33,858	39,021	44,213	50,259					
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$32.51	$28.33	$23.46	$24.53	$22.80	$16.52	$14.02	$14.30	$11.36	$9.00
Value at end of period	$28.87	$32.51	$28.33	$23.46	$24.53	$22.80	$16.52	$14.02	$14.30	$11.36
Number of accumulation units outstanding at end of period	19,191	19,373	31,432	31,380	40,692	43,251	50,905	64,301	56,579	70,121
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$27.05	$20.01	$20.15	$19.54	$19.28	$15.31	$12.70	$13.96	$12.14	$8.78
Value at end of period	$23.25	$27.05	$20.01	$20.15	$19.54	$19.28	$15.31	$12.70	$13.96	$12.14
Number of accumulation units outstanding at end of period	309,809	346,333	367,850	408,023	458,001	529,679	594,918	703,200	830,843	957,210
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$20.14	$18.94	$16.73	$17.71	$17.81	$16.01	$13.91	$14.14	$12.00	$7.25
Value at end of period	$19.41	$20.14	$18.94	$16.73	$17.71	$17.81	$16.01	$13.91	$14.14	$12.00
Number of accumulation units outstanding at end of period	57,224	63,157	69,552	70,096	96,878	113,345	145,031	177,613	214,262	257,636
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$18.70	$16.40	$15.33	$14.70	$13.24	$10.94	$9.64	$10.12		
Value at end of period	$18.62	$18.70	$16.40	$15.33	$14.70	$13.24	$10.94	$9.64		
Number of accumulation units outstanding at end of period	135,051	134,594	136,615	129,126	131,773	116,907	75,088	12,020		
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$31.99	$25.88	$24.32	$24.07	$21.73	$16.23	$14.11	$14.79	$11.62	$8.01
Value at end of period	$30.66	$31.99	$25.88	$24.32	$24.07	$21.73	$16.23	$14.11	$14.79	$11.62
Number of accumulation units outstanding at end of period	218,881	253,256	280,296	309,321	360,407	449,859	494,968	569,118	648,916	731,147
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.76	$17.17	$14.59	$15.82	$14.87	$11.57	$9.96	$10.15	$8.92	$7.20
Value at end of period	$17.75	$19.76	$17.17	$14.59	$15.82	$14.87	$11.57	$9.96	$10.15	$8.92
Number of accumulation units outstanding at end of period	18,383	19,516	23,903	28,614	30,899	38,281	26,380	81,847	31,792	49,928
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$23.48	$17.75	$17.65	$16.08	$14.94	$10.83	$9.20	$9.87		
Value at end of period	$23.01	$23.48	$17.75	$17.65	$16.08	$14.94	$10.83	$9.20		
Number of accumulation units outstanding at end of period	10,303	20,701	22,277	29,366	36,261	24,943	15,976	19,420		
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.95	$15.75	$15.60	$15.90	$16.23	$14.34	$12.19	$14.04	$12.45	$9.14
Value at end of period	$16.97	$19.95	$15.75	$15.60	$15.90	$16.23	$14.34	$12.19	$14.04	$12.45
Number of accumulation units outstanding at end of period	10,979	12,284	12,510	13,734	14,840	19,560	26,732	35,328	44,882	65,180
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$11.71	$9.66	$9.58	$10.00	$10.81	$9.07	$7.71	$8.84	$8.20	$6.26
Value at end of period	$9.86	$11.71	$9.66	$9.58	$10.00	$10.81	$9.07	$7.71	$8.84	$8.20
Number of accumulation units outstanding at end of period	74,650	86,227	99,036	114,214	127,557	172,192	208,213	244,559	383,082	472,634
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$15.62	$13.34	$12.14	$13.26	$13.77	$10.64	$8.82	$9.45	$8.85	$6.76
Value at end of period	$13.25	$15.62	$13.34	$12.14	$13.26	$13.77	$10.64	$8.82	$9.45	$8.85
Number of accumulation units outstanding at end of period	5,029	10,689	13,203	13,280	16,673	22,092	14,629	11,291	9,999	8,986

Condensed Financial Information (continued)

TABLE II
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.90%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$15.35	$13.63	$12.89	$13.39	$12.85	$11.22	$10.07	$10.40	$9.29	$7.94
Value at end of period	$14.02	$15.35	$13.63	$12.89	$13.39	$12.85	$11.22	$10.07	$10.40	$9.29
Number of accumulation units outstanding at end of period	1,282	1,282	1,282	1,282	2,238	2,238	2,239	2,239	957	3,271
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.50	$12.55	$12.03	$12.82	$13.01	$13.82	$13.06	$12.83	$11.29	$9.47
Value at end of period	$12.98	$13.50	$12.55	$12.03	$12.82	$13.01	$13.82	$13.06	$12.83	$11.29
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	4,005
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$9.32	$9.44	$9.61	$9.79	$9.98	$10.17	$10.36	$10.56	$10.74	$10.91
Value at end of period	$9.28	$9.32	$9.44	$9.61	$9.79	$9.98	$10.17	$10.36	$10.56	$10.74
Number of accumulation units outstanding at end of period	96	102	109	116	116	116	0	0	603	2,779
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$14.47	$12.25	$11.38	$11.77	$10.83	$8.45	$7.44	$7.61	$6.79	$5.32
Value at end of period	$13.56	$14.47	$12.25	$11.38	$11.77	$10.83	$8.45	$7.44	$7.61	$6.79
Number of accumulation units outstanding at end of period	1,919	1,927	1,936	1,943	3,043	3,045	3,313	3,335	1,873	28,833
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$16.45	$13.46	$12.44	$12.57	$11.26	$8.63	$7.69	$7.84	$7.02	$5.80
Value at end of period	$15.04	$16.45	$13.46	$12.44	$12.57	$11.26	$8.63	$7.69	$7.84	$7.02
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	981	19,840
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$17.49	$16.97	$16.58	$16.80	$16.05	$16.38	$15.27	$14.47	$13.43	$12.27
Value at end of period	$17.06	$17.49	$16.97	$16.58	$16.80	$16.05	$16.38	$15.27	$14.47	$13.43
Number of accumulation units outstanding at end of period	316	325	335	344	395	291	0	0	0	18,196
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$19.13	$15.62	$15.79	$16.23	$17.59	$14.77	$12.68	$14.72	$13.91	$11.48
Value at end of period	$16.19	$19.13	$15.62	$15.79	$16.23	$17.59	$14.77	$12.68	$14.72	$13.91
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	1,384
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$32.64	$25.64	$25.14	$24.09	$21.61	$16.82	$14.52	$14.45	$12.85	$9.18
Value at end of period	$31.54	$32.64	$25.64	$25.14	$24.09	$21.61	$16.82	$14.52	$14.45	$12.85
Number of accumulation units outstanding at end of period	68	68	68	68	69	69	0	0	0	7,048
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$25.57	$20.89	$19.90	$20.24	$19.00	$14.71	$13.16	$13.52	$10.61	$7.67
Value at end of period	$23.15	$25.57	$20.89	$19.90	$20.24	$19.00	$14.71	$13.16	$13.52	$10.61
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	1,712
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$15.33	$13.40	$12.73	$13.24	$12.82	$11.01	$9.93	$10.25	$9.36	$9.21
Value at end of period	$13.92	$15.33	$13.40	$12.73	$13.24	$12.82	$11.01	$9.93	$10.25	$9.36
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	1,636

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$14.05	$12.81	$12.34	$12.78	$12.38	$11.47	$10.61	$10.58	$9.85	$9.75
Value at end of period	$13.08	$14.05	$12.81	$12.34	$12.78	$12.38	$11.47	$10.61	$10.58	$9.85
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	3,822
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$30.38	$23.59	$22.56	$21.38	$19.27	$14.88	$13.25	$12.96	$11.71	$10.02
Value at end of period	$29.51	$30.38	$23.59	$22.56	$21.38	$19.27	$14.88	$13.25	$12.96	$11.71
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	206	4,836
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$30.33	$25.22	$23.17	$23.14	$20.89	$16.12	$14.22	$14.14	$12.84	$10.95
Value at end of period	$28.72	$30.33	$25.22	$23.17	$23.14	$20.89	$16.12	$14.22	$14.14	$12.84
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	3,535	6,808
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$26.22	$23.55	$20.76	$21.93	$19.89	$15.37	$13.48	$13.63	$12.47	$10.63
Value at end of period	$24.01	$26.22	$23.55	$20.76	$21.93	$19.89	$15.37	$13.48	$13.63	$12.47
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	787
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$18.03	$15.51	$13.98	$14.42	$13.95	$10.25	$9.09	$9.22	$7.11	$5.55
Value at end of period	$14.84	$18.03	$15.51	$13.98	$14.42	$13.95	$10.25	$9.09	$9.22	$7.11
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$28.09	$25.73	$21.07	$21.64	$20.71	$15.32	$13.64	$14.26	$11.69	$9.34
Value at end of period	$23.19	$28.09	$25.73	$21.07	$21.64	$20.71	$15.32	$13.64	$14.26	$11.69
Number of accumulation units outstanding at end of period	77	77	77	77	78	78	78	78	78	3,614
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.72	$15.68	$15.17	$16.29	$15.91	$11.68	$9.95	$9.92	$8.00	$6.03
Value at end of period	$18.98	$19.72	$15.68	$15.17	$16.29	$15.91	$11.68	$9.95	$9.92	$8.00
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	739
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.23	$13.13	$13.30	$13.79	$12.34	$12.13	$9.84	$10.60	$9.31	$7.11
Value at end of period	$12.74	$14.23	$13.13	$13.30	$13.79	$12.34	$12.13	$9.84	$10.60	$9.31
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	389
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.21	$15.27	$14.36	$14.21	$12.84	$9.72	$8.82	$9.43	$8.58	$6.65
Value at end of period	$16.26	$18.21	$15.27	$14.36	$14.21	$12.84	$9.72	$8.82	$9.43	$8.58
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.86	$14.65	$12.91	$14.06	$13.65	$12.13	$10.98	$10.92	$9.85	$7.61
Value at end of period	$14.78	$15.86	$14.65	$12.91	$14.06	$13.65	$12.13	$10.98	$10.92	$9.85
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	1,275
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$20.18	$18.55	$16.40	$17.07	$15.97	$13.03	$11.77	$12.13	$11.01	$9.15
Value at end of period	$17.92	$20.18	$18.55	$16.40	$17.07	$15.97	$13.03	$11.77	$12.13	$11.01
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	2,422
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$28.77	$25.31	$21.16	$22.34	$20.97	$15.34	$13.14	$13.54	$10.86	$8.69
Value at end of period	$25.30	$28.77	$25.31	$21.16	$22.34	$20.97	$15.34	$13.14	$13.54	$10.86
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	108

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$23.93	$17.87	$18.18	$17.79	$17.73	$14.22	$11.91	$13.21	$11.60	$8.47
Value at end of period	$20.38	$23.93	$17.87	$18.18	$17.79	$17.73	$14.22	$11.91	$13.21	$11.60
Number of accumulation units outstanding at end of period	63	63	63	63	63	63	63	64	353	5,690
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$18.40	$17.47	$15.58	$16.65	$16.91	$15.35	$13.46	$13.82	$11.84	$7.22
Value at end of period	$17.56	$18.40	$17.47	$15.58	$16.65	$16.91	$15.35	$13.46	$13.82	$11.84
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	314	3,925
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$28.31	$23.12	$21.94	$21.92	$19.98	$15.07	$13.23	$14.00	$11.11	$7.73
Value at end of period	$26.87	$28.31	$23.12	$21.94	$21.92	$19.98	$15.07	$13.23	$14.00	$11.11
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	164	3,013
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.66	$15.49	$13.29	$14.55	$13.81	$10.85	$9.43	$9.70	$8.60	$7.02
Value at end of period	$15.71	$17.66	$15.49	$13.29	$14.55	$13.81	$10.85	$9.43	$9.70	$8.60
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	510
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$17.65	$14.07	$14.08	$14.49	$14.93	$13.31	$11.43	$13.29	$11.91	$8.82
Value at end of period	$14.87	$17.65	$14.07	$14.08	$14.49	$14.93	$13.31	$11.43	$13.29	$11.91
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$10.66	$8.88	$8.89	$9.38	$10.23	$8.67	$7.44	$8.61	$8.07	$6.22
Value at end of period	$8.90	$10.66	$8.88	$8.89	$9.38	$10.23	$8.67	$7.44	$8.61	$8.07
Number of accumulation units outstanding at end of period	107	107	107	108	108	108	108	109	109	9,433
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$13.96	$12.03	$11.06	$12.20	$12.79	$9.98	$8.36	$9.03	$8.54	$6.58
Value at end of period	$11.73	$13.96	$12.03	$11.06	$12.20	$12.79	$9.98	$8.36	$9.03	$8.54
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	3,230

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. The following is a list of the contents of the SAI.

General Information and History
Variable Annuity Account B
Offering and Purchase of Contracts
Income Phase Payments
Sales Material and Advertising
Experts
Condensed Financial Information (Accumulation Unit Values)
Financial Statements of the Separate Account
Consolidated Financial Statements of Voya Retirement Insurance and Annuity Company

Please tear out, complete and return the form below to order a free Statement of Additional Information for the contracts offered under the prospectus, free of charge. Address the form to Customer Service at the address referenced under "CONTRACT OVERIVEW – Questions: Contacting the Company."
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A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR VARIABLE ANNUITY ACCOUNT B, VOYA VARIABLE ANNUITY, 333-56297.

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PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

VARIABLE ANNUITY ACCOUNT B
OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

VOYA VARIABLE ANNUITY

STATEMENT OF ADDITIONAL INFORMATION
DATED MAY 1, 2019

Group or Individual Deferred Variable Annuity Contracts

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the "Separate Account") dated May 1, 2019.

A free prospectus is available upon request from the local Voya Retirement Insurance and Annuity Company office or by writing to or calling:

Customer Service
P.O. Box 9271
Des Moines, IA 50306-9271
1-800-366-0066

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the Separate Account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002 until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA."

The Company serves as the depositor for the Separate Account.

Other than the mortality and expense risk charge and administrative expense charge, described in the prospectus, all expenses incurred in the operations of the Separate Account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. **(See "FEES" in the prospectus.)**

The assets of the Separate Account are held by the Company. The Separate Account has no custodian. However, the funds in whose shares the assets of the Separate Account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each fund, including its investment objective, policies, risks and fees and expenses, is contained in the fund's prospectus and statement of additional information.

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774. Voya Financial Partners, LLC offers the securities under the Contracts on a continuous basis, however, the Contract is no longer available to new purchasers. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "**PURCHASE AND RIGHTS**" and "**YOUR ACCOUNT VALUE.**"

Compensation paid to the principal underwriter, Voya Financial Partners, LLC, for the years ending December 31, 2018, 2017 and 2016 amounted to $796,762.50, $1,590,260.90 and $1,646,608.99. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of Voya Retirement Insurance and Annuity Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "**THE INCOME PHASE**" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the income phase payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "**YOUR ACCOUNT VALUE**" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:
Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1,000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar, Inc. and Lipper Analytical Services, Inc., which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the Separate Account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account B as of December 31, 2018, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is 200 Clarendon St., Boston, MA 02116.

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2018, the following tables give: (1) the accumulation unit value ("AUV") at the beginning of the period; (2) the AUV at the end of the period; and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account B available under the Contract for the indicated periods. This information is current through December 31, 2018, including portfolio names. Portfolio name changes after December 31, 2018, are not reflected in the following information.

TABLE I

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

	2018 2018	2017 2017	2016 2016	2015 2015	2014 2014	2013 2013	2012 2012	2011 2011	2010 2010	2009 2009
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$25.65	$22.94	$19.62	$20.63	$19.15	$15.09	$12.99	$12.99	$11.39	$8.83
Value at end of period	$23.30	$25.65	$22.94	$19.62	$20.63	$19.15	$15.09	$12.99	$12.99	$11.39
Number of accumulation units outstanding at end of period	0	0	0	0	268,252	331,229	372,580	466,333	560,283	736,761
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$21.75	$19.14	$17.92	$18.44	$17.53	$15.16	$13.47	$13.78	$12.19	$10.32
Value at end of period	$20.07	$21.75	$19.14	$17.92	$18.44	$17.53	$15.16	$13.47	$13.78	$12.19
Number of accumulation units outstanding at end of period	94,015	114,685	129,085	142,378	159,868	185,490	210,344	260,549	369,598	462,951
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.26	$14.05	$13.34	$14.08	$14.15	$14.88	$13.93	$13.56	$11.81	$9.81
Value at end of period	$14.81	$15.26	$14.05	$13.34	$14.08	$14.15	$14.88	$13.93	$13.56	$11.81
Number of accumulation units outstanding at end of period	120,541	134,974	139,052	146,735	185,829	247,317	318,045	407,118	512,491	669,257
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$11.78	$9.63	$9.19	$9.86						
Value at end of period	$10.60	$11.78	$9.63	$9.19						
Number of accumulation units outstanding at end of period	19,780	20,867	23,561	29,849						
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$11.98	$10.55	$10.00	$10.48	$10.19					
Value at end of period	$10.97	$11.98	$10.55	$10.00	$10.48					
Number of accumulation units outstanding at end of period	148	4,787	4,995	501	871					
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.12	$12.16	$12.26	$12.37	$12.49	$12.61	$12.72	$12.84	$12.94	$13.02
Value at end of period	$12.19	$12.12	$12.16	$12.26	$12.37	$12.49	$12.61	$12.72	$12.84	$12.94
Number of accumulation units outstanding at end of period	460,661	471,903	514,659	580,857	687,139	759,685	794,549	932,905	1,343,089	2,035,983
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$19.28	$16.18	$14.88	$15.24	$13.90	$10.74	$9.36	$9.48	$8.38	$6.50
Value at end of period	$18.25	$19.28	$16.18	$14.88	$15.24	$13.90	$10.74	$9.36	$9.48	$8.38
Number of accumulation units outstanding at end of period	495,876	583,911	645,361	721,528	837,236	999,801	961,401	1,179,425	1,175,861	1,032,614
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$25.52	$20.67	$18.93	$18.95	$16.80	$12.76	$11.26	$11.37	$10.08	$8.26
Value at end of period	$23.56	$25.52	$20.67	$18.93	$18.95	$16.80	$12.76	$11.26	$11.37	$10.08
Number of accumulation units outstanding at end of period	393,848	398,269	469,916	527,689	608,656	753,580	871,265	1,067,228	1,379,248	1,564,084

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$21.70	$20.85	$20.18	$20.25	$19.17	$19.38	$17.88	$16.79	$15.43	$13.96
Value at end of period	$21.37	$21.70	$20.85	$20.18	$20.25	$19.17	$19.38	$17.88	$16.79	$15.43
Number of accumulation units outstanding at end of period	583,024	700,802	794,997	901,511	1,006,586	1,136,618	1,026,093	983,416	1,010,389	1,038,721
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$20.81	$16.82	$16.84	$17.16	$18.41	$15.31	$13.02	$14.96	$14.01	$12.08
Value at end of period	$17.78	$20.81	$16.82	$16.84	$17.16	$18.41	$15.31	$13.02	$14.96	$14.01
Number of accumulation units outstanding at end of period	65,904	73,747	81,245	96,944	115,454	41,546	62,069	88,025	95,193	114,512
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$36.89	$28.70	$27.87	$26.45	$23.50	$18.12	$15.49	$15.26	$13.45	$9.51
Value at end of period	$35.99	$36.89	$28.70	$27.87	$26.45	$23.50	$18.12	$15.49	$15.26	$13.45
Number of accumulation units outstanding at end of period	484,421	545,719	608,962	711,509	812,382	814,511	255,514	167,708	119,806	133,378
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$19.16	$17.09	$15.19	$16.08	$14.80	$11.44	$10.10	$10.05		
Value at end of period	$17.46	$19.16	$17.09	$15.19	$16.08	$14.80	$11.44	$10.10		
Number of accumulation units outstanding at end of period	31,366	33,874	47,592	56,818	36,067	59,703	41,685	13,967		
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$16.69	$13.47	$12.68	$12.74	$11.81	$9.87				
Value at end of period	$15.30	$16.69	$13.47	$12.68	$12.74	$11.81				
Number of accumulation units outstanding at end of period	140,424	159,621	42,694	49,052	55,966	70,777				
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$30.03	$24.30	$22.93	$23.09	$21.47	$16.46	$14.59	$14.85	$11.53	$8.26
Value at end of period	$27.45	$30.03	$24.30	$22.93	$23.09	$21.47	$16.46	$14.59	$14.85	$11.53
Number of accumulation units outstanding at end of period	34,647	38,305	40,397	48,416	52,752	75,105	86,329	108,521	108,203	120,545
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$12.70	$11.90	$11.48	$11.68	$11.14	$10.77	$10.08	$9.91		
Value at end of period	$12.24	$12.70	$11.90	$11.48	$11.68	$11.14	$10.77	$10.08		
Number of accumulation units outstanding at end of period	73,921	96,004	96,039	96,849	112,782	92,136	38,864	6,477		
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$16.60	$14.36	$13.51	$13.92	$13.35	$11.36	$10.15	$10.37	$9.38	$9.22
Value at end of period	$15.21	$16.60	$14.36	$13.51	$13.92	$13.35	$11.36	$10.15	$10.37	$9.38
Number of accumulation units outstanding at end of period	50,253	63,136	72,848	76,611	76,417	101,838	102,096	147,464	158,076	201,605
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$16.31	$14.37	$13.58	$13.94	$13.31	$11.61	$10.51	$10.60	$9.64	$9.50
Value at end of period	$15.13	$16.31	$14.37	$13.58	$13.94	$13.31	$11.61	$10.51	$10.60	$9.64
Number of accumulation units outstanding at end of period	29,229	35,999	57,896	62,632	65,259	92,291	111,738	125,950	180,398	288,918
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$15.21	$13.73	$13.10	$13.44	$12.89	$11.83	$10.83	$10.71	$9.87	$9.75
Value at end of period	$14.30	$15.21	$13.73	$13.10	$13.44	$12.89	$11.83	$10.83	$10.71	$9.87
Number of accumulation units outstanding at end of period	114,071	140,329	145,857	160,304	191,686	189,452	107,157	139,397	173,062	234,551
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$32.96	$25.35	$24.01	$22.53	$20.11	$15.38	$13.56	$13.14	$11.76	$10.02
Value at end of period	$32.32	$32.96	$25.35	$24.01	$22.53	$20.11	$15.38	$13.56	$13.14	$11.76
Number of accumulation units outstanding at end of period	151,780	159,229	174,089	199,787	217,506	247,102	294,414	332,065	388,905	478,662

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during May 2009)										
Value at beginning of period	$32.99	$27.17	$24.72	$24.45	$21.86	$16.71	$14.60	$14.37	$12.93	$10.58
Value at end of period	$31.54	$32.99	$27.17	$24.72	$24.45	$21.86	$16.71	$14.60	$14.37	$12.93
Number of accumulation units outstanding at end of period	53,161	58,072	62,461	74,301	88,107	99,581	121,807	159,932	175,664	208,860
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during May 2009)										
Value at beginning of period	$28.52	$25.37	$22.15	$23.18	$20.81	$15.94	$13.84	$13.86	$12.56	$10.61
Value at end of period	$26.37	$28.52	$25.37	$22.15	$23.18	$20.81	$15.94	$13.84	$13.86	$12.56
Number of accumulation units outstanding at end of period	204,843	225,625	254,957	305,628	113,613	140,458	165,865	187,615	221,902	332,532
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$21.17	$18.04	$16.11	$16.45	$15.76	$11.47	$10.08	$10.12	$7.74	$5.98
Value at end of period	$17.60	$21.17	$18.04	$16.11	$16.45	$15.76	$11.47	$10.08	$10.12	$7.74
Number of accumulation units outstanding at end of period	23,345	24,745	27,142	28,638	34,902	55,237	57,343	74,535	99,557	106,955
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$46.00	$41.73	$33.84	$34.43	$32.63	$23.91	$21.08	$21.83	$17.72	$14.02
Value at end of period	$38.34	$46.00	$41.73	$33.84	$34.43	$32.63	$23.91	$21.08	$21.83	$17.72
Number of accumulation units outstanding at end of period	98,179	107,187	112,498	129,030	157,352	194,448	223,720	260,349	314,243	371,326
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S) (Funds were first received in this option during August 2015)										
Value at beginning of period	$11.79	$10.08	$9.58	$10.00						
Value at end of period	$10.61	$11.79	$10.08	$9.58						
Number of accumulation units outstanding at end of period	460	447	544	563						
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$22.07	$17.38	$16.65	$17.71	$17.13	$12.46	$10.51	$10.38	$8.28	$6.19
Value at end of period	$21.44	$22.07	$17.38	$16.65	$17.71	$17.13	$12.46	$10.51	$10.38	$8.28
Number of accumulation units outstanding at end of period	16,507	12,215	11,094	12,812	16,309	20,725	18,712	19,840	25,020	33,266
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S) (Funds were first received in this option during May 2011)										
Value at beginning of period	$10.40	$10.25	$9.98	$10.35	$10.19	$11.27	$10.70	$10.04		
Value at end of period	$10.09	$10.40	$10.25	$9.98	$10.35	$10.19	$11.27	$10.70		
Number of accumulation units outstanding at end of period	36,365	38,191	43,899	40,250	45,762	76,441	241,788	170,842		
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.92	$14.55	$14.60	$14.99	$13.29	$12.94	$10.40	$11.08	$9.65	$7.30
Value at end of period	$14.39	$15.92	$14.55	$14.60	$14.99	$13.29	$12.94	$10.40	$11.08	$9.65
Number of accumulation units outstanding at end of period	10,260	15,071	21,959	22,467	24,870	35,037	37,685	32,948	53,734	63,621
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.38	$16.93	$15.76	$15.45	$13.83	$10.36	$9.32	$9.87	$8.89	$6.82
Value at end of period	$18.37	$20.38	$16.93	$15.76	$15.45	$13.83	$10.36	$9.32	$9.87	$8.89
Number of accumulation units outstanding at end of period	1,761	1,895	3,059	6,092	7,559	6,955	11,221	13,455	24,828	54,870
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$20.81	$18.94	$15.46	$16.08	$15.56	$11.22	$9.92	$10.29	$8.30	$6.72
Value at end of period	$16.95	$20.81	$18.94	$15.46	$16.08	$15.56	$11.22	$9.92	$10.29	$8.30
Number of accumulation units outstanding at end of period	995	3,447	3,510	3,594	3,842	3,992	4,224	5,975	10,618	31,590
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.75	$16.24	$14.17	$15.28	$14.69	$12.94	$11.60	$11.42	$10.21	$7.81
Value at end of period	$16.69	$17.75	$16.24	$14.17	$15.28	$14.69	$12.94	$11.60	$11.42	$10.21
Number of accumulation units outstanding at end of period	72,144	79,561	91,859	97,216	112,309	98,919	109,927	131,563	150,127	168,181
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$22.81	$20.76	$18.18	$18.74	$17.37	$14.03	$12.56	$12.82	$11.52	$9.48
Value at end of period	$20.45	$22.81	$20.76	$18.18	$18.74	$17.37	$14.03	$12.56	$12.82	$11.52
Number of accumulation units outstanding at end of period	453,084	529,273	652,632	734,052	864,973	650,353	745,413	886,984	1,051,196	1,309,701

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2014)										
Value at beginning of period	$18.35	$12.96	$11.58	$13.88	$13.67					
Value at end of period	$15.13	$18.35	$12.96	$11.58	$13.88					
Number of accumulation units outstanding at end of period	26,029	33,858	39,021	44,213	50,259					
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$32.51	$28.33	$23.46	$24.53	$22.80	$16.52	$14.02	$14.30	$11.36	$9.00
Value at end of period	$28.87	$32.51	$28.33	$23.46	$24.53	$22.80	$16.52	$14.02	$14.30	$11.36
Number of accumulation units outstanding at end of period	19,191	19,373	31,432	31,380	40,692	43,251	50,905	64,301	56,579	70,121
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$27.05	$20.01	$20.15	$19.54	$19.28	$15.31	$12.70	$13.96	$12.14	$8.78
Value at end of period	$23.25	$27.05	$20.01	$20.15	$19.54	$19.28	$15.31	$12.70	$13.96	$12.14
Number of accumulation units outstanding at end of period	309,809	346,333	367,850	408,023	458,001	529,679	594,918	703,200	830,843	957,210
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$20.14	$18.94	$16.73	$17.71	$17.81	$16.01	$13.91	$14.14	$12.00	$7.25
Value at end of period	$19.41	$20.14	$18.94	$16.73	$17.71	$17.81	$16.01	$13.91	$14.14	$12.00
Number of accumulation units outstanding at end of period	57,224	63,157	69,552	70,096	96,878	113,345	145,031	177,613	214,262	257,636
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$18.70	$16.40	$15.33	$14.70	$13.24	$10.94	$9.64	$10.12		
Value at end of period	$18.62	$18.70	$16.40	$15.33	$14.70	$13.24	$10.94	$9.64		
Number of accumulation units outstanding at end of period	135,051	134,594	136,615	129,126	131,773	116,907	75,088	12,020		
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$31.99	$25.88	$24.32	$24.07	$21.73	$16.23	$14.11	$14.79	$11.62	$8.01
Value at end of period	$30.66	$31.99	$25.88	$24.32	$24.07	$21.73	$16.23	$14.11	$14.79	$11.62
Number of accumulation units outstanding at end of period	218,881	253,256	280,296	309,321	360,407	449,859	494,968	569,118	648,916	731,147
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.76	$17.17	$14.59	$15.82	$14.87	$11.57	$9.96	$10.15	$8.92	$7.20
Value at end of period	$17.75	$19.76	$17.17	$14.59	$15.82	$14.87	$11.57	$9.96	$10.15	$8.92
Number of accumulation units outstanding at end of period	18,383	19,516	23,903	28,614	30,899	38,281	26,380	81,847	31,792	49,928
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$23.48	$17.75	$17.65	$16.08	$14.94	$10.83	$9.20	$9.87		
Value at end of period	$23.01	$23.48	$17.75	$17.65	$16.08	$14.94	$10.83	$9.20		
Number of accumulation units outstanding at end of period	10,303	20,701	22,277	29,366	36,261	24,943	15,976	19,420		
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.95	$15.75	$15.60	$15.90	$16.23	$14.34	$12.19	$14.04	$12.45	$9.14
Value at end of period	$16.97	$19.95	$15.75	$15.60	$15.90	$16.23	$14.34	$12.19	$14.04	$12.45
Number of accumulation units outstanding at end of period	10,979	12,284	12,510	13,734	14,840	19,560	26,732	35,328	44,882	65,180
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$11.71	$9.66	$9.58	$10.00	$10.81	$9.07	$7.71	$8.84	$8.20	$6.26
Value at end of period	$9.86	$11.71	$9.66	$9.58	$10.00	$10.81	$9.07	$7.71	$8.84	$8.20
Number of accumulation units outstanding at end of period	74,650	86,227	99,036	114,214	127,557	172,192	208,213	244,559	383,082	472,634
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$15.62	$13.34	$12.14	$13.26	$13.77	$10.64	$8.82	$9.45	$8.85	$6.76
Value at end of period	$13.25	$15.62	$13.34	$12.14	$13.26	$13.77	$10.64	$8.82	$9.45	$8.85
Number of accumulation units outstanding at end of period	5,029	10,689	13,203	13,280	16,673	22,092	14,629	11,291	9,999	8,986

TABLE II
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$24.18	$21.69	$18.61	$19.62	$18.28	$14.44	$12.47	$12.50	$11.00	$8.55
Value at end of period	$21.90	$24.18	$21.69	$18.61	$19.62	$18.28	$14.44	$12.47	$12.50	$11.00
Number of accumulation units outstanding at end of period	0	0	0	0	449,745	511,281	583,799	725,732	853,271	978,626
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$20.51	$18.10	$17.00	$17.54	$16.72	$14.51	$12.93	$13.27	$11.77	$10.00
Value at end of period	$18.87	$20.51	$18.10	$17.00	$17.54	$16.72	$14.51	$12.93	$13.27	$11.77
Number of accumulation units outstanding at end of period	88,655	90,522	106,806	126,575	146,962	175,678	212,718	263,165	322,200	403,318
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.69	$13.56	$12.92	$13.67	$13.78	$14.54	$13.65	$13.33	$11.65	$9.70
Value at end of period	$14.21	$14.69	$13.56	$12.92	$13.67	$13.78	$14.54	$13.65	$13.33	$11.65
Number of accumulation units outstanding at end of period	275,562	315,571	280,016	305,451	344,344	398,926	459,826	527,821	645,726	730,572
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$11.68	$9.58	$9.17	$9.86						
Value at end of period	$10.48	$11.68	$9.58	$9.17						
Number of accumulation units outstanding at end of period	22,940	25,878	25,067	28,952						
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$11.84	$10.46	$9.94	$10.45	$10.19					
Value at end of period	$10.81	$11.84	$10.46	$9.94	$10.45					
Number of accumulation units outstanding at end of period	1,258	2,531	15,500	3,406	4,393					
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$11.43	$11.50	$11.63	$11.77	$11.92	$12.07	$12.22	$12.37	$12.49	$12.61
Value at end of period	$11.46	$11.43	$11.50	$11.63	$11.77	$11.92	$12.07	$12.22	$12.37	$12.49
Number of accumulation units outstanding at end of period	477,193	550,473	712,513	782,801	819,484	930,436	1,173,203	1,468,022	1,898,932	2,595,401
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$18.18	$15.30	$14.11	$14.50	$13.26	$10.28	$8.99	$9.13	$8.10	$6.30
Value at end of period	$17.15	$18.18	$15.30	$14.11	$14.50	$13.26	$10.28	$8.99	$9.13	$8.10
Number of accumulation units outstanding at end of period	526,982	629,095	711,898	829,013	923,800	1,116,415	1,011,632	1,181,266	1,156,166	967,785
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$24.06	$19.55	$17.95	$18.03	$16.03	$12.21	$10.81	$10.95	$9.73	$8.00
Value at end of period	$22.14	$24.06	$19.55	$17.95	$18.03	$16.03	$12.21	$10.81	$10.95	$9.73
Number of accumulation units outstanding at end of period	539,552	528,094	532,281	565,494	603,518	703,790	937,960	1,100,174	1,262,708	1,446,039
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$20.46	$19.72	$19.14	$19.27	$18.29	$18.54	$17.17	$16.17	$14.90	$13.53
Value at end of period	$20.09	$20.46	$19.72	$19.14	$19.27	$18.29	$18.54	$17.17	$16.17	$14.90
Number of accumulation units outstanding at end of period	594,371	830,380	984,509	1,091,968	1,229,902	1,350,169	1,387,546	1,265,156	1,214,589	1,115,646
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$20.27	$16.43	$16.50	$16.86	$18.15	$15.14	$12.91	$14.89	$13.98	$11.77
Value at end of period	$17.26	$20.27	$16.43	$16.50	$16.86	$18.15	$15.14	$12.91	$14.89	$13.98
Number of accumulation units outstanding at end of period	118,658	121,291	142,561	159,228	179,295	48,236	54,999	65,951	84,622	101,064

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$35.49	$27.70	$26.98	$25.68	$22.89	$17.70	$15.18	$15.00	$13.26	$9.40
Value at end of period	$34.53	$35.49	$27.70	$26.98	$25.68	$22.89	$17.70	$15.18	$15.00	$13.26
Number of accumulation units outstanding at end of period	585,885	655,923	725,701	908,772	1,022,765	980,649	372,581	250,129	141,271	160,854
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.77	$16.78	$14.96	$15.89	$14.67	$11.37	$10.07	$10.05		
Value at end of period	$17.05	$18.77	$16.78	$14.96	$15.89	$14.67	$11.37	$10.07		
Number of accumulation units outstanding at end of period	37,664	39,789	51,130	61,632	26,246	37,480	22,110	15,521		
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$16.45	$13.32	$12.57	$12.67	$11.78	$9.87				
Value at end of period	$15.03	$16.45	$13.32	$12.57	$12.67	$11.78				
Number of accumulation units outstanding at end of period	151,421	166,369	36,730	44,100	47,965	56,202				
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$28.55	$23.17	$21.93	$22.15	$20.66	$15.89	$14.13	$14.42	$11.23	$8.07
Value at end of period	$26.02	$28.55	$23.17	$21.93	$22.15	$20.66	$15.89	$14.13	$14.42	$11.23
Number of accumulation units outstanding at end of period	41,227	41,619	55,314	48,524	51,029	64,002	80,555	89,506	94,156	85,586
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$12.45	$11.70	$11.32	$11.55	$11.05	$10.72	$10.06	$9.73		
Value at end of period	$11.95	$12.45	$11.70	$11.32	$11.55	$11.05	$10.72	$10.06		
Number of accumulation units outstanding at end of period	13,788	9,428	17,372	46,642	62,230	106,075	55,399	15,911		
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$16.19	$14.05	$13.26	$13.71	$13.18	$11.25	$10.08	$10.33	$9.38	$9.22
Value at end of period	$14.79	$16.19	$14.05	$13.26	$13.71	$13.18	$11.25	$10.08	$10.33	$9.38
Number of accumulation units outstanding at end of period	39,417	59,348	108,103	111,735	120,244	162,958	167,792	173,888	229,144	212,629
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$15.91	$14.06	$13.33	$13.72	$13.14	$11.50	$10.44	$10.56	$9.63	$9.50
Value at end of period	$14.72	$15.91	$14.06	$13.33	$13.72	$13.14	$11.50	$10.44	$10.56	$9.63
Number of accumulation units outstanding at end of period	57,030	51,745	53,685	72,281	101,528	133,667	173,438	258,645	299,651	349,777
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$14.83	$13.43	$12.86	$13.23	$12.73	$11.71	$10.76	$10.67	$9.86	$9.75
Value at end of period	$13.90	$14.83	$13.43	$12.86	$13.23	$12.73	$11.71	$10.76	$10.67	$9.86
Number of accumulation units outstanding at end of period	64,416	70,774	76,948	100,639	117,983	158,320	187,763	233,433	282,461	396,344
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$32.12	$24.78	$23.55	$22.16	$19.84	$15.22	$13.46	$13.08	$11.74	$10.02
Value at end of period	$31.41	$32.12	$24.78	$23.55	$22.16	$19.84	$15.22	$13.46	$13.08	$11.74
Number of accumulation units outstanding at end of period	147,858	159,761	176,916	203,057	233,654	275,513	336,018	388,116	453,732	518,847
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$32.13	$26.54	$24.22	$24.03	$21.55	$16.53	$14.48	$14.30	$12.90	$10.97
Value at end of period	$30.63	$32.13	$26.54	$24.22	$24.03	$21.55	$16.53	$14.48	$14.30	$12.90
Number of accumulation units outstanding at end of period	79,004	90,898	128,460	133,108	142,546	138,593	155,117	208,037	259,173	319,623

CFI-6

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during July 2009)										
Value at beginning of period	$27.77	$24.79	$21.70	$22.78	$20.52	$15.76	$13.73	$13.79	$12.53	$10.65
Value at end of period	$25.61	$27.77	$24.79	$21.70	$22.78	$20.52	$15.76	$13.73	$13.79	$12.53
Number of accumulation units outstanding at end of period	266,720	316,516	347,418	428,581	106,323	133,992	165,797	198,421	259,241	340,110
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$20.13	$17.21	$15.41	$15.78	$15.17	$11.07	$9.75	$9.83	$7.53	$5.84
Value at end of period	$16.68	$20.13	$17.21	$15.41	$15.78	$15.17	$11.07	$9.75	$9.83	$7.53
Number of accumulation units outstanding at end of period	51,503	51,344	56,670	55,101	61,856	72,198	86,964	96,541	102,961	87,766
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$43.36	$39.46	$32.09	$32.76	$31.14	$22.89	$20.24	$21.02	$17.11	$13.58
Value at end of period	$36.03	$43.36	$39.46	$32.09	$32.76	$31.14	$22.89	$20.24	$21.02	$17.11
Number of accumulation units outstanding at end of period	73,598	88,986	97,361	113,760	128,404	144,977	172,146	210,059	274,077	311,928
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S) (Funds were first received in this option during August 2015)										
Value at beginning of period	$11.71	$10.03	$9.57	$10.00						
Value at end of period	$10.50	$11.71	$10.03	$9.57						
Number of accumulation units outstanding at end of period	5,374	5,419	1,078	1,121						
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$21.30	$16.82	$16.17	$17.25	$16.74	$12.21	$10.33	$10.23	$8.19	$6.14
Value at end of period	$20.63	$21.30	$16.82	$16.17	$17.25	$16.74	$12.21	$10.33	$10.23	$8.19
Number of accumulation units outstanding at end of period	23,104	27,025	29,554	40,504	43,483	41,206	37,536	39,833	36,666	36,955
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S) (Funds were first received in this option during May 2011)										
Value at beginning of period	$10.19	$10.07	$9.84	$10.24	$10.11	$11.21	$10.68	$10.08		
Value at end of period	$9.86	$10.19	$10.07	$9.84	$10.24	$10.11	$11.21	$10.68		
Number of accumulation units outstanding at end of period	44,455	51,559	63,418	61,498	70,337	76,220	83,885	40,079		
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.37	$14.08	$14.17	$14.60	$12.99	$12.68	$10.22	$10.93	$9.54	$7.24
Value at end of period	$13.85	$15.37	$14.08	$14.17	$14.60	$12.99	$12.68	$10.22	$10.93	$9.54
Number of accumulation units outstanding at end of period	17,911	19,197	18,568	20,611	28,376	36,432	33,575	32,602	36,542	34,960
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$19.67	$16.39	$15.31	$15.05	$13.51	$10.15	$9.16	$9.73	$8.79	$6.77
Value at end of period	$17.68	$19.67	$16.39	$15.31	$15.05	$13.51	$10.15	$9.16	$9.73	$8.79
Number of accumulation units outstanding at end of period	13,557	16,588	21,690	23,218	26,697	31,570	43,811	48,291	75,470	61,406
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$20.09	$18.34	$15.01	$15.66	$15.20	$11.00	$9.75	$10.15	$8.20	$6.66
Value at end of period	$16.31	$20.09	$18.34	$15.01	$15.66	$15.20	$11.00	$9.75	$10.15	$8.20
Number of accumulation units outstanding at end of period	3,771	3,821	3,855	9,057	9,164	9,563	11,016	12,486	17,066	22,632
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.13	$15.72	$13.76	$14.89	$14.36	$12.68	$11.40	$11.26	$10.10	$7.74
Value at end of period	$16.07	$17.13	$15.72	$13.76	$14.89	$14.36	$12.68	$11.40	$11.26	$10.10
Number of accumulation units outstanding at end of period	68,560	65,043	83,952	109,983	125,856	172,256	159,005	140,723	138,963	173,292
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$21.94	$20.04	$17.60	$18.20	$16.91	$13.71	$12.31	$12.60	$11.36	$9.38
Value at end of period	$19.62	$21.94	$20.04	$17.60	$18.20	$16.91	$13.71	$12.31	$12.60	$11.36
Number of accumulation units outstanding at end of period	598,968	694,720	790,245	935,251	1,085,108	724,319	811,023	975,223	1,179,641	1,456,310
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S) (Funds were first received in this option during January 2014)										
Value at beginning of period	$17.71	$12.54	$11.25	$13.52	$13.35					
Value at end of period	$14.56	$17.71	$12.54	$11.25	$13.52					
Number of accumulation units outstanding at end of period	37,704	46,687	46,207	46,281	57,603					

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$31.28	$27.34	$22.71	$23.82	$22.21	$16.14	$13.74	$14.06	$11.20	$8.90
Value at end of period	$27.70	$31.28	$27.34	$22.71	$23.82	$22.21	$16.14	$13.74	$14.06	$11.20
Number of accumulation units outstanding at end of period	28,169	27,919	29,414	32,199	41,486	41,897	42,763	65,710	69,829	80,748
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$26.02	$19.31	$19.51	$18.97	$18.78	$14.96	$12.45	$13.72	$11.97	$8.68
Value at end of period	$22.31	$26.02	$19.31	$19.51	$18.97	$18.78	$14.96	$12.45	$13.72	$11.97
Number of accumulation units outstanding at end of period	251,194	288,561	341,960	390,092	426,495	512,075	608,619	723,858	827,569	930,294
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$19.57	$18.46	$16.36	$17.37	$17.52	$15.80	$13.77	$14.04	$11.95	$7.24
Value at end of period	$18.81	$19.57	$18.46	$16.36	$17.37	$17.52	$15.80	$13.77	$14.04	$11.95
Number of accumulation units outstanding at end of period	142,796	162,826	179,505	204,923	234,609	263,703	300,946	327,218	365,168	388,308
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$18.32	$16.12	$15.11	$14.54	$13.13	$10.88	$9.62	$10.01		
Value at end of period	$18.19	$18.32	$16.12	$15.11	$14.54	$13.13	$10.88	$9.62		
Number of accumulation units outstanding at end of period	63,247	84,162	102,068	84,468	56,494	42,273	33,752	2,649		
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$30.79	$24.98	$23.55	$23.37	$21.17	$15.86	$13.83	$14.54	$11.46	$7.92
Value at end of period	$29.42	$30.79	$24.98	$23.55	$23.37	$21.17	$15.86	$13.83	$14.54	$11.46
Number of accumulation units outstanding at end of period	156,174	184,704	210,471	253,230	284,673	338,106	409,621	487,416	551,655	636,044
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.08	$16.62	$14.17	$15.41	$14.52	$11.34	$9.79	$10.01	$8.82	$7.14
Value at end of period	$17.08	$19.08	$16.62	$14.17	$15.41	$14.52	$11.34	$9.79	$10.01	$8.82
Number of accumulation units outstanding at end of period	42,420	43,665	51,827	50,839	55,557	60,335	50,212	60,559	98,124	100,785
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$23.01	$17.44	$17.40	$15.90	$14.82	$10.77	$9.18	$9.87		
Value at end of period	$22.48	$23.01	$17.44	$17.40	$15.90	$14.82	$10.77	$9.18		
Number of accumulation units outstanding at end of period	18,503	14,848	25,935	29,977	28,090	25,152	20,592	14,737		
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.19	$15.20	$15.11	$15.44	$15.81	$14.01	$11.94	$13.80	$12.28	$9.04
Value at end of period	$16.28	$19.19	$15.20	$15.11	$15.44	$15.81	$14.01	$11.94	$13.80	$12.28
Number of accumulation units outstanding at end of period	21,422	22,573	27,949	30,604	34,212	38,777	47,184	68,016	82,387	91,954
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$11.37	$9.41	$9.35	$9.80	$10.63	$8.95	$7.62	$8.77	$8.16	$6.25
Value at end of period	$9.55	$11.37	$9.41	$9.35	$9.80	$10.63	$8.95	$7.62	$8.77	$8.16
Number of accumulation units outstanding at end of period	220,134	230,376	231,407	300,899	332,623	336,036	412,107	451,593	520,351	549,593
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$15.07	$12.91	$11.79	$12.92	$13.45	$10.43	$8.67	$9.32	$8.75	$6.70
Value at end of period	$12.75	$15.07	$12.91	$11.79	$12.92	$13.45	$10.43	$8.67	$9.32	$8.75
Number of accumulation units outstanding at end of period	11,636	12,692	12,791	12,943	13,860	13,716	15,906	18,154	18,364	19,974

TABLE III
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.40%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.48	$21.09	$18.12	$19.14	$17.85	$14.13	$12.22	$12.27	$10.81	$8.42
Value at end of period	$21.23	$23.48	$21.09	$18.12	$19.14	$17.85	$14.13	$12.22	$12.27	$10.81
Number of accumulation units outstanding at end of period	0	0	0	0	123,430	145,665	165,247	210,936	255,691	296,023
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$19.91	$17.60	$16.55	$17.11	$16.34	$14.19	$12.67	$13.02	$11.57	$9.84
Value at end of period	$18.29	$19.91	$17.60	$16.55	$17.11	$16.34	$14.19	$12.67	$13.02	$11.57
Number of accumulation units outstanding at end of period	43,581	44,776	57,901	82,926	90,512	97,879	104,850	123,111	155,580	173,959
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.40	$13.32	$12.71	$13.47	$13.60	$14.37	$13.51	$13.21	$11.56	$9.65
Value at end of period	$13.92	$14.40	$13.32	$12.71	$13.47	$13.60	$14.37	$13.51	$13.21	$11.56
Number of accumulation units outstanding at end of period	83,574	96,261	102,335	111,020	151,065	163,173	194,353	225,090	269,914	289,141
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$11.63	$9.55	$9.16	$9.86						
Value at end of period	$10.42	$11.63	$9.55	$9.16						
Number of accumulation units outstanding at end of period	7,742	8,541	10,129	17,158						
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$11.77	$10.41	$9.92	$10.44	$10.19					
Value at end of period	$10.73	$11.77	$10.41	$9.92	$10.44					
Number of accumulation units outstanding at end of period	2,079	2,081	4,442	4,441	4,446					
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$11.09	$11.18	$11.32	$11.48	$11.64	$11.80	$11.97	$12.14	$12.28	$12.41
Value at end of period	$11.11	$11.09	$11.18	$11.32	$11.48	$11.64	$11.80	$11.97	$12.14	$12.28
Number of accumulation units outstanding at end of period	202,771	235,566	288,145	284,385	306,066	341,929	481,789	538,533	727,178	1,122,091
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$17.65	$14.87	$13.74	$14.14	$12.95	$10.05	$8.81	$8.96	$7.96	$6.20
Value at end of period	$16.63	$17.65	$14.87	$13.74	$14.14	$12.95	$10.05	$8.81	$8.96	$7.96
Number of accumulation units outstanding at end of period	212,936	266,264	303,154	342,248	421,889	507,710	480,047	537,929	404,305	434,521
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.36	$19.01	$17.48	$17.58	$15.66	$11.95	$10.59	$10.75	$9.56	$7.87
Value at end of period	$21.46	$23.36	$19.01	$17.48	$17.58	$15.66	$11.95	$10.59	$10.75	$9.56
Number of accumulation units outstanding at end of period	184,263	131,667	142,957	169,260	189,443	281,243	367,761	427,334	504,735	577,336
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$19.86	$19.17	$18.64	$18.79	$17.87	$18.14	$16.82	$15.86	$14.65	$13.31
Value at end of period	$19.47	$19.86	$19.17	$18.64	$18.79	$17.87	$18.14	$16.82	$15.86	$14.65
Number of accumulation units outstanding at end of period	509,000	592,304	636,420	654,964	760,010	807,049	777,505	494,818	459,375	467,821
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$20.00	$16.24	$16.33	$16.71	$18.02	$15.05	$12.86	$14.85	$13.96	$12.86
Value at end of period	$17.01	$20.00	$16.24	$16.33	$16.71	$18.02	$15.05	$12.86	$14.85	$13.96
Number of accumulation units outstanding at end of period	75,991	81,554	88,949	99,393	114,238	34,195	33,287	35,199	40,101	45,563

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$34.81	$27.21	$26.55	$25.31	$22.59	$17.50	$15.03	$14.87	$13.16	$9.35
Value at end of period	$33.82	$34.81	$27.21	$26.55	$25.31	$22.59	$17.50	$15.03	$14.87	$13.16
Number of accumulation units outstanding at end of period	263,732	311,707	350,597	407,144	473,745	442,057	199,802	100,534	74,510	76,750
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.57	$16.63	$14.85	$15.80	$14.60	$11.33	$10.05	$10.05		
Value at end of period	$16.84	$18.57	$16.63	$14.85	$15.80	$14.60	$11.33	$10.05		
Number of accumulation units outstanding at end of period	22,947	24,439	24,917	29,607	14,913	26,349	18,603	12,448		
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$16.33	$13.24	$12.52	$12.63	$11.77	$9.87				
Value at end of period	$14.90	$16.33	$13.24	$12.52	$12.63	$11.77				
Number of accumulation units outstanding at end of period	74,903	87,652	6,322	6,276	8,169	8,881				
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$27.83	$22.62	$21.44	$21.69	$20.27	$15.61	$13.90	$14.21	$11.09	$7.97
Value at end of period	$25.33	$27.83	$22.62	$21.44	$21.69	$20.27	$15.61	$13.90	$14.21	$11.09
Number of accumulation units outstanding at end of period	11,343	12,727	14,846	12,701	12,848	19,635	26,783	30,560	35,875	39,788
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$12.32	$11.60	$11.23	$11.49	$11.00	$10.69	$10.05	$9.83		
Value at end of period	$11.81	$12.32	$11.60	$11.23	$11.49	$11.00	$10.69	$10.05		
Number of accumulation units outstanding at end of period	49,976	47,923	39,828	32,022	36,911	38,051	27,097	7,541		
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$15.99	$13.90	$13.13	$13.60	$13.09	$11.19	$10.05	$10.31	$9.37	$9.22
Value at end of period	$14.58	$15.99	$13.90	$13.13	$13.60	$13.09	$11.19	$10.05	$10.31	$9.37
Number of accumulation units outstanding at end of period	69,820	76,264	93,417	103,895	115,487	115,552	122,542	129,504	148,607	161,335
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$15.71	$13.91	$13.21	$13.61	$13.06	$11.45	$10.40	$10.54	$9.63	$9.49
Value at end of period	$14.51	$15.71	$13.91	$13.21	$13.61	$13.06	$11.45	$10.40	$10.54	$9.63
Number of accumulation units outstanding at end of period	137,524	90,685	93,876	96,896	88,391	88,829	102,972	123,873	130,596	136,409
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$14.65	$13.29	$12.74	$13.12	$12.65	$11.66	$10.72	$10.65	$9.86	$9.75
Value at end of period	$13.71	$14.65	$13.29	$12.74	$13.12	$12.65	$11.66	$10.72	$10.65	$9.86
Number of accumulation units outstanding at end of period	23,573	32,634	34,141	42,232	54,174	90,339	118,018	217,751	216,594	183,783
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$31.71	$24.50	$23.32	$21.98	$19.71	$15.14	$13.41	$13.05	$11.74	$10.02
Value at end of period	$30.96	$31.71	$24.50	$23.32	$21.98	$19.71	$15.14	$13.41	$13.05	$11.74
Number of accumulation units outstanding at end of period	62,938	70,492	85,599	90,963	98,467	128,406	142,320	152,406	163,455	183,721
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$31.70	$26.23	$23.98	$23.82	$21.40	$16.43	$14.42	$14.26	$12.89	$10.97
Value at end of period	$30.18	$31.70	$26.23	$23.98	$23.82	$21.40	$16.43	$14.42	$14.26	$12.89
Number of accumulation units outstanding at end of period	45,125	45,234	52,577	59,901	67,426	78,913	84,168	92,711	104,358	116,951

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$27.41	$24.50	$21.48	$22.58	$20.37	$15.67	$13.67	$13.75	$12.52	$10.64
Value at end of period	$25.23	$27.41	$24.50	$21.48	$22.58	$20.37	$15.67	$13.67	$13.75	$12.52
Number of accumulation units outstanding at end of period	100,014	111,413	124,987	132,285	50,458	59,593	73,852	69,240	82,045	106,473
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$19.62	$16.80	$15.06	$15.45	$14.88	$10.88	$9.60	$9.68	$7.44	$5.77
Value at end of period	$16.23	$19.62	$16.80	$15.06	$15.45	$14.88	$10.88	$9.60	$9.68	$7.44
Number of accumulation units outstanding at end of period	25,120	25,972	28,876	23,022	24,235	26,055	29,701	32,964	44,284	50,334
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$42.10	$38.36	$31.25	$31.95	$30.41	$22.39	$19.83	$20.62	$16.82	$13.37
Value at end of period	$34.93	$42.10	$38.36	$31.25	$31.95	$30.41	$22.39	$19.83	$20.62	$16.82
Number of accumulation units outstanding at end of period	20,316	22,526	26,572	28,574	35,152	39,451	50,065	58,578	67,588	73,187
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$11.66	$10.01	$9.56	$9.99						
Value at end of period	$10.45	$11.66	$10.01	$9.56						
Number of accumulation units outstanding at end of period	5,502	6,098	6,104	6,111						
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.92	$16.55	$15.94	$17.02	$16.54	$12.08	$10.24	$10.16	$8.15	$6.11
Value at end of period	$20.24	$20.92	$16.55	$15.94	$17.02	$16.54	$12.08	$10.24	$10.16	$8.15
Number of accumulation units outstanding at end of period	7,946	8,204	7,239	8,546	9,242	17,084	12,078	12,690	15,814	13,115
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$10.09	$9.99	$9.77	$10.18	$10.07	$11.18	$10.66	$10.03		
Value at end of period	$9.74	$10.09	$9.99	$9.77	$10.18	$10.07	$11.18	$10.66		
Number of accumulation units outstanding at end of period	21,787	19,844	20,625	26,943	33,162	45,217	46,191	20,241		
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.10	$13.86	$13.97	$14.41	$12.83	$12.55	$10.13	$10.85	$9.49	$7.21
Value at end of period	$13.58	$15.10	$13.86	$13.97	$14.41	$12.83	$12.55	$10.13	$10.85	$9.49
Number of accumulation units outstanding at end of period	8,424	8,784	9,581	11,029	13,973	14,792	17,508	17,970	13,867	11,939
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$19.33	$16.12	$15.08	$14.85	$13.35	$10.05	$9.08	$9.66	$8.74	$6.74
Value at end of period	$17.34	$19.33	$16.12	$15.08	$14.85	$13.35	$10.05	$9.08	$9.66	$8.74
Number of accumulation units outstanding at end of period	20,795	23,797	25,079	27,732	36,313	42,127	43,205	46,791	39,526	32,120
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$19.73	$18.04	$14.79	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63
Value at end of period	$16.00	$19.73	$18.04	$14.79	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16
Number of accumulation units outstanding at end of period	298	976	1,107	1,367	3,063	4,678	4,980	6,478	6,946	16,283
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$16.83	$15.47	$13.56	$14.69	$14.19	$12.55	$11.30	$11.18	$10.04	$7.71
Value at end of period	$15.76	$16.83	$15.47	$13.56	$14.69	$14.19	$12.55	$11.30	$11.18	$10.04
Number of accumulation units outstanding at end of period	68,858	77,574	80,545	81,721	89,095	92,434	86,249	96,278	90,855	92,866
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$21.52	$19.68	$17.32	$17.93	$16.69	$13.55	$12.18	$12.49	$11.28	$9.32
Value at end of period	$19.21	$21.52	$19.68	$17.32	$17.93	$16.69	$13.55	$12.18	$12.49	$11.28
Number of accumulation units outstanding at end of period	297,361	350,621	388,648	443,385	491,126	297,156	320,411	352,055	413,205	486,863

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2014)										
Value at beginning of period	$17.40	$12.34	$11.08	$13.35	$13.19					
Value at end of period	$14.28	$17.40	$12.34	$11.08	$13.35					
Number of accumulation units outstanding at end of period	18,242	19,041	18,612	22,080	22,704					
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$30.69	$26.86	$22.34	$23.47	$21.92	$15.95	$13.60	$13.94	$11.12	$8.85
Value at end of period	$27.13	$30.69	$26.86	$22.34	$23.47	$21.92	$15.95	$13.60	$13.94	$11.12
Number of accumulation units outstanding at end of period	19,297	18,457	17,787	15,477	19,587	21,092	22,270	25,770	20,072	21,963
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$25.53	$18.97	$19.19	$18.69	$18.53	$14.78	$12.32	$13.60	$11.88	$8.64
Value at end of period	$21.85	$25.53	$18.97	$19.19	$18.69	$18.53	$14.78	$12.32	$13.60	$11.88
Number of accumulation units outstanding at end of period	128,886	145,953	160,225	178,365	194,938	214,559	225,473	246,608	261,515	287,307
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$19.29	$18.23	$16.17	$17.20	$17.38	$15.69	$13.70	$13.99	$11.92	$7.24
Value at end of period	$18.52	$19.29	$18.23	$16.17	$17.20	$17.38	$15.69	$13.70	$13.99	$11.92
Number of accumulation units outstanding at end of period	54,453	61,368	69,876	82,766	87,945	92,962	105,430	104,965	116,687	117,949
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$18.14	$15.98	$15.00	$14.46	$13.08	$10.85	$9.61	$8.85		
Value at end of period	$17.98	$18.14	$15.98	$15.00	$14.46	$13.08	$10.85	$9.61		
Number of accumulation units outstanding at end of period	34,341	34,745	37,722	29,674	30,746	23,138	10,125	3,428		
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$30.20	$24.54	$23.17	$23.03	$20.89	$15.67	$13.69	$14.41	$11.38	$7.88
Value at end of period	$28.81	$30.20	$24.54	$23.17	$23.03	$20.89	$15.67	$13.69	$14.41	$11.38
Number of accumulation units outstanding at end of period	93,577	107,913	121,207	138,630	156,298	177,079	199,448	219,249	237,418	259,729
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.74	$16.35	$13.96	$15.21	$14.36	$11.22	$9.71	$9.94	$8.77	$7.11
Value at end of period	$16.75	$18.74	$16.35	$13.96	$15.21	$14.36	$11.22	$9.71	$9.94	$8.77
Number of accumulation units outstanding at end of period	23,949	25,782	27,482	26,633	30,360	34,035	32,777	44,522	27,363	28,253
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$22.78	$17.29	$17.28	$15.81	$14.76	$10.75	$9.17	$8.69		
Value at end of period	$22.21	$22.78	$17.29	$17.28	$15.81	$14.76	$10.75	$9.17		
Number of accumulation units outstanding at end of period	10,310	10,365	9,496	5,321	4,509	1,256	2,055	595		
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.83	$14.93	$14.86	$15.22	$15.61	$13.84	$11.82	$13.68	$12.19	$8.99
Value at end of period	$15.94	$18.83	$14.93	$14.86	$15.22	$15.61	$13.84	$11.82	$13.68	$12.19
Number of accumulation units outstanding at end of period	3,742	5,110	5,312	5,575	7,452	9,873	10,986	12,961	19,311	26,141
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$11.20	$9.29	$9.25	$9.70	$10.53	$8.88	$7.58	$8.73	$8.13	$6.24
Value at end of period	$9.39	$11.20	$9.29	$9.25	$9.70	$10.53	$8.88	$7.58	$8.73	$8.13
Number of accumulation units outstanding at end of period	54,037	64,445	74,456	89,890	98,738	104,366	128,682	125,645	153,899	147,113
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$14.81	$12.70	$11.62	$12.75	$13.30	$10.32	$8.60	$9.25	$8.71	$6.67
Value at end of period	$12.50	$14.81	$12.70	$11.62	$12.75	$13.30	$10.32	$8.60	$9.25	$8.71
Number of accumulation units outstanding at end of period	2,147	2,158	2,330	2,920	4,358	5,538	2,641	4,622	6,633	8,493

TABLE IV
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.45%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$16.61	$14.69	$13.82	$14.29	$13.65	$11.87	$10.60	$10.90	$9.69	$8.25
Value at end of period	$15.25	$16.61	$14.69	$13.82	$14.29	$13.65	$11.87	$10.60	$10.90	$9.69
Number of accumulation units outstanding at end of period	964	1,185	1,789	1,884	1,918	1,950	3,413	4,606	5,140	18,338
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.31	$13.24	$12.64	$13.40	$13.54	$14.31	$13.46	$13.17	$11.54	$9.63
Value at end of period	$13.82	$14.31	$13.24	$12.64	$13.40	$13.54	$14.31	$13.46	$13.17	$11.54
Number of accumulation units outstanding at end of period	0	3,438	4,028	4,612	5,266	5,866	7,193	9,705	10,473	48,283
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$10.08	$10.17	$10.30	$10.45	$10.60	$10.76	$10.91	$11.07	$11.21	$11.34
Value at end of period	$10.09	$10.08	$10.17	$10.30	$10.45	$10.60	$10.76	$10.91	$11.07	$11.21
Number of accumulation units outstanding at end of period	0	0	0	0	133	133	133	4,371	14,213	311,641
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$15.66	$13.20	$12.20	$12.56	$11.51	$8.94	$7.84	$7.97	$7.09	$5.52
Value at end of period	$14.74	$15.66	$13.20	$12.20	$12.56	$11.51	$8.94	$7.84	$7.97	$7.09
Number of accumulation units outstanding at end of period	0	0	0	0	2,585	2,682	2,848	2,861	2,877	385,110
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$17.81	$14.50	$13.34	$13.42	$11.96	$9.13	$8.10	$8.22	$7.32	$6.03
Value at end of period	$16.35	$17.81	$14.50	$13.34	$13.42	$11.96	$9.13	$8.10	$8.22	$7.32
Number of accumulation units outstanding at end of period	390	2,702	3,329	3,747	8,552	9,048	9,313	9,884	19,808	295,837
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$18.92	$18.28	$17.78	$17.93	$17.06	$17.33	$16.08	$15.17	$14.01	$12.74
Value at end of period	$18.55	$18.92	$18.28	$17.78	$17.93	$17.06	$17.33	$16.08	$15.17	$14.01
Number of accumulation units outstanding at end of period	1,481	6,417	7,459	8,382	12,288	13,167	10,501	15,258	37,970	260,532
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$19.91	$16.18	$16.28	$16.67	$17.98	$15.02	$12.84	$14.83	$13.96	$12.86
Value at end of period	$16.92	$19.91	$16.18	$16.28	$16.67	$17.98	$15.02	$12.84	$14.83	$13.96
Number of accumulation units outstanding at end of period	74	77	121	126	126	126	126	126	126	10,016
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$34.59	$27.05	$26.40	$25.18	$22.49	$17.43	$14.97	$15.03	$13.13	$9.33
Value at end of period	$33.58	$34.59	$27.05	$26.40	$25.18	$22.49	$17.43	$14.97	$14.83	$13.13
Number of accumulation units outstanding at end of period	0	0	0	0	419	538	1,093	694	0	5,875
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$16.29	$13.22	$12.50	$12.62	$11.76	$9.87				
Value at end of period	$14.85	$16.29	$13.22	$12.50	$12.62	$11.76				
Number of accumulation units outstanding at end of period	0	0	0	0	629	629				
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$27.60	$22.45	$21.28	$21.54	$20.14	$15.52	$13.82	$14.14	$11.04	$7.94
Value at end of period	$25.10	$27.60	$22.45	$21.28	$21.54	$20.14	$15.52	$13.82	$14.14	$11.04
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	13	166	8,308

	2018	**2017**	**2016**	**2015**	**2014**	**2013**	**2012**	**2011**	**2010**	**2009**
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$12.28	$11.56	$11.21	$11.62						
Value at end of period	$11.77	$12.28	$11.56	$11.21						
Number of accumulation units outstanding at end of period	101	102	102	102						
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$15.92	$13.85	$13.09	$13.56	$13.06	$11.17	$10.03	$10.31	$9.37	$9.22
Value at end of period	$14.52	$15.92	$13.85	$13.09	$13.56	$13.06	$11.17	$10.03	$10.31	$9.37
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	495
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$15.64	$13.86	$13.16	$13.57	$13.03	$11.43	$10.39	$10.53	$9.63	$9.49
Value at end of period	$14.44	$15.64	$13.86	$13.16	$13.57	$13.03	$11.43	$10.39	$10.53	$9.63
Number of accumulation units outstanding at end of period	113	113	113	114	0	0	0	0	0	17,284
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$14.59	$13.24	$12.70	$13.09	$12.62	$11.64	$10.71	$10.64	$9.86	$9.75
Value at end of period	$13.65	$14.59	$13.24	$12.70	$13.09	$12.62	$11.64	$10.71	$10.64	$9.86
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	68,534
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$31.58	$24.41	$23.24	$21.92	$19.66	$15.12	$13.40	$13.04	$11.73	$10.02
Value at end of period	$30.81	$31.58	$24.41	$23.24	$21.92	$19.66	$15.12	$13.40	$13.04	$11.73
Number of accumulation units outstanding at end of period	100	104	163	170	1,390	1,383	1,406	1,473	2,443	12,638
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$31.56	$26.13	$23.90	$23.75	$21.34	$16.40	$14.40	$14.25	$12.89	$10.97
Value at end of period	$30.03	$31.56	$26.13	$23.90	$23.75	$21.34	$16.40	$14.40	$14.25	$12.89
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	27	80	331	15,094
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$27.29	$24.40	$21.41	$22.51	$20.32	$15.64	$13.65	$13.74	$12.52	$10.64
Value at end of period	$25.11	$27.29	$24.40	$21.41	$22.51	$20.32	$15.64	$13.65	$13.74	$12.52
Number of accumulation units outstanding at end of period	53	679	788	894	859	955	955	2,360	2,445	12,294
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$19.46	$16.67	$14.95	$15.35	$14.78	$10.81	$9.55	$9.63	$7.40	$5.75
Value at end of period	$16.09	$19.46	$16.67	$14.95	$15.35	$14.78	$10.81	$9.55	$9.63	$7.40
Number of accumulation units outstanding at end of period	0	0	0	0	0	833	1,489	1,525	1,736	10,713
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$30.40	$27.72	$22.59	$23.10	$22.00	$16.21	$14.36	$14.94	$12.19	$9.70
Value at end of period	$25.21	$30.40	$27.72	$22.59	$23.10	$22.00	$16.21	$14.36	$14.94	$12.19
Number of accumulation units outstanding at end of period	134	140	219	228	1,383	1,383	1,736	1,750	1,911	11,733
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.80	$16.46	$15.86	$16.94	$16.48	$12.04	$10.21	$10.14	$8.13	$6.10
Value at end of period	$20.11	$20.80	$16.46	$15.86	$16.94	$16.48	$12.04	$10.21	$10.14	$8.13
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	1,514	1,513	1,114
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.01	$13.78	$13.90	$14.35	$12.78	$12.51	$10.10	$10.82	$9.47	$7.20
Value at end of period	$13.50	$15.01	$13.78	$13.90	$14.35	$12.78	$12.51	$10.10	$10.82	$9.47
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	882

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$19.21	$16.03	$15.01	$14.79	$13.30	$10.02	$9.05	$9.64	$8.73	$6.73
Value at end of period	$17.23	$19.21	$16.03	$15.01	$14.79	$13.30	$10.02	$9.05	$9.64	$8.73
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	1,043	1,085	3,469
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$19.62	$17.94	$14.72	$15.39	$14.97	$10.85	$9.64	$10.05	$8.14	$6.62
Value at end of period	$15.90	$19.62	$17.94	$14.72	$15.39	$14.97	$10.85	$9.64	$10.05	$8.14
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	330
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$16.73	$15.38	$13.49	$14.63	$14.13	$12.51	$11.27	$11.16	$10.02	$7.70
Value at end of period	$15.66	$16.73	$15.38	$13.49	$14.63	$14.13	$12.51	$11.27	$11.16	$10.02
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	862
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$21.39	$19.57	$17.22	$17.84	$16.62	$13.49	$12.14	$12.45	$11.25	$9.31
Value at end of period	$19.08	$21.39	$19.57	$17.22	$17.84	$16.62	$13.49	$12.14	$12.45	$11.25
Number of accumulation units outstanding at end of period	973	4,951	5,687	6,433	7,304	0	6,677	7,398	7,655	22,794
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$30.49	$26.70	$22.22	$23.35	$21.82	$15.89	$13.55	$13.90	$11.10	$8.84
Value at end of period	$26.94	$30.49	$26.70	$22.22	$23.35	$21.82	$15.89	$13.55	$13.90	$11.10
Number of accumulation units outstanding at end of period	0	0	0	0	0	138	138	139	372	1,862
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$25.36	$18.85	$19.09	$18.60	$18.45	$14.73	$12.28	$13.56	$11.86	$8.62
Value at end of period	$21.69	$25.36	$18.85	$19.09	$18.60	$18.45	$14.73	$12.28	$13.56	$11.86
Number of accumulation units outstanding at end of period	0	0	0	0	1,944	1,978	2,224	3,193	3,412	20,321
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$19.20	$18.15	$16.11	$17.14	$17.33	$15.66	$13.67	$13.97	$11.91	$7.24
Value at end of period	$18.42	$19.20	$18.15	$16.11	$17.14	$17.33	$15.66	$13.67	$13.97	$11.91
Number of accumulation units outstanding at end of period	0	1,010	1,185	1,358	1,549	1,724	1,723	3,232	3,542	24,273
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$18.08	$15.94	$14.97	$14.43	$13.06	$10.84	$10.45			
Value at end of period	$17.91	$18.08	$15.94	$14.97	$14.43	$13.06	$10.84			
Number of accumulation units outstanding at end of period	1,247	1,324	1,403	1,501	1,664	1,833	2,017			
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$30.00	$24.39	$23.04	$22.92	$20.80	$15.61	$13.64	$14.37	$11.35	$7.86
Value at end of period	$28.61	$30.00	$24.39	$23.04	$22.92	$20.80	$15.61	$13.64	$14.37	$11.35
Number of accumulation units outstanding at end of period	0	0	0	0	604	604	604	604	754	8,213
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.63	$16.26	$13.89	$15.14	$14.30	$11.18	$9.68	$9.91	$8.75	$7.10
Value at end of period	$16.65	$18.63	$16.26	$13.89	$15.14	$14.30	$11.18	$9.68	$9.91	$8.75
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	4,691	4,691	875
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.71	$14.84	$14.78	$15.14	$15.54	$13.79	$11.78	$13.64	$12.16	$8.97
Value at end of period	$15.83	$18.71	$14.84	$14.78	$15.14	$15.54	$13.79	$11.78	$13.64	$12.16
Number of accumulation units outstanding at end of period	0	0	0	0	998	999	1,000	1,001	1,160	9,594
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$11.15	$9.24	$9.21	$9.67	$10.50	$8.86	$7.56	$8.72	$8.13	$6.24
Value at end of period	$9.34	$11.15	$9.24	$9.21	$9.67	$10.50	$8.86	$7.56	$8.72	$8.13
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	433	0	249	32,283

VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$14.72	$12.63	$11.56	$12.69	$13.24	$10.29	$8.57	$9.23	$8.69	$6.66
Value at end of period	$12.42	$14.72	$12.63	$11.56	$12.69	$13.24	$10.29	$8.57	$9.23	$8.69
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	5,575

TABLE V
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.75%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$15.75	$13.98	$13.19	$13.68	$13.11	$11.43	$10.24	$10.56	$9.42	$8.04
Value at end of period	$14.42	$15.75	$13.98	$13.19	$13.68	$13.11	$11.43	$10.24	$10.56	$9.42
Number of accumulation units outstanding at end of period	0	0	0	977	2,699	2,943	3,039	3,150	3,267	7,554
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.77	$12.78	$12.23	$13.01	$13.19	$13.98	$13.19	$12.95	$11.37	$9.52
Value at end of period	$13.25	$13.77	$12.78	$12.23	$13.01	$13.19	$13.98	$13.19	$12.95	$11.37
Number of accumulation units outstanding at end of period	0	0	0	0	2,515	2,758	4,256	5,207	11,423	41,876
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$9.57	$9.68	$9.83	$10.01	$10.18	$10.36	$10.54	$10.73	$10.89	$11.05
Value at end of period	$9.55	$9.57	$9.68	$9.83	$10.01	$10.18	$10.36	$10.54	$10.73	$10.89
Number of accumulation units outstanding at end of period	1,223	1,465	1,707	3,086	7,511	7,591	18,146	17,129	52,039	287,994
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$14.85	$12.56	$11.65	$12.03	$11.06	$8.61	$7.57	$7.73	$6.89	$5.38
Value at end of period	$13.94	$14.85	$12.56	$11.65	$12.03	$11.06	$8.61	$7.57	$7.73	$6.89
Number of accumulation units outstanding at end of period	1,813	1,813	2,158	2,157	12,445	12,646	12,988	13,682	13,060	274,979
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$16.89	$13.79	$12.73	$12.85	$11.49	$8.79	$7.82	$7.97	$7.12	$5.88
Value at end of period	$15.46	$16.89	$13.79	$12.73	$12.85	$11.49	$8.79	$7.82	$7.97	$7.12
Number of accumulation units outstanding at end of period	0	0	760	760	8,069	8,180	10,651	14,024	14,181	223,225
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$17.95	$17.39	$16.97	$17.17	$16.38	$16.69	$15.53	$14.70	$13.62	$12.43
Value at end of period	$17.54	$17.95	$17.39	$16.97	$17.17	$16.38	$16.69	$15.53	$14.70	$13.62
Number of accumulation units outstanding at end of period	0	0	51	51	7,012	12,830	10,795	6,954	55,772	425,599
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$19.39	$15.80	$15.95	$16.38	$17.72	$14.85	$12.73	$14.76	$13.93	$12.85
Value at end of period	$16.43	$19.39	$15.80	$15.95	$16.38	$17.72	$14.85	$12.73	$14.76	$13.93
Number of accumulation units outstanding at end of period	975	974	975	974	1,372	975	974	975	974	3,353
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$33.28	$26.10	$25.55	$24.45	$21.90	$17.02	$14.67	$14.57	$12.94	$9.23
Value at end of period	$32.21	$33.28	$26.10	$25.55	$24.45	$21.90	$17.02	$14.67	$14.57	$12.94
Number of accumulation units outstanding at end of period	0	0	0	1,045	2,743	2,941	477	38	38	1,462
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$18.12	$16.28	$14.59	$15.40						
Value at end of period	$16.37	$18.12	$16.28	$14.59						
Number of accumulation units outstanding at end of period	0	0	0	1,154						

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$16.06	$13.06	$12.39	$12.55	$11.74	$9.87				
Value at end of period	$14.59	$16.06	$13.06	$12.39	$12.55	$11.74				
Number of accumulation units outstanding at end of period	387	387	387	387	387	387				
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$26.23	$21.40	$20.35	$20.66	$19.37	$14.97	$13.38	$13.73	$10.75	$7.76
Value at end of period	$23.79	$26.23	$21.40	$20.35	$20.66	$19.37	$14.97	$13.38	$13.73	$10.75
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	8,077
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$15.53	$13.55	$12.85	$13.35	$12.90	$11.06	$9.97	$10.27	$9.37	$9.21
Value at end of period	$14.11	$15.53	$13.55	$12.85	$13.35	$12.90	$11.06	$9.97	$10.27	$9.37
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	22,203
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$15.26	$13.56	$12.92	$13.36	$12.87	$11.32	$10.32	$10.50	$9.62	$9.49
Value at end of period	$14.04	$15.26	$13.56	$12.92	$13.36	$12.87	$11.32	$10.32	$10.50	$9.62
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	3,111
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$14.23	$12.95	$12.46	$12.88	$12.46	$11.52	$10.64	$10.60	$9.85	$9.75
Value at end of period	$13.27	$14.23	$12.95	$12.46	$12.88	$12.46	$11.52	$10.64	$10.60	$9.85
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	28,339
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$30.77	$23.86	$22.79	$21.55	$19.40	$14.96	$13.30	$12.99	$11.72	$10.02
Value at end of period	$29.94	$30.77	$23.86	$22.79	$21.55	$19.40	$14.96	$13.30	$12.99	$11.72
Number of accumulation units outstanding at end of period	799	799	799	799	1,915	1,914	2,830	4,342	5,534	11,983
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$30.74	$25.52	$23.41	$23.34	$21.04	$16.22	$14.28	$14.17	$12.86	$10.96
Value at end of period	$29.15	$30.74	$25.52	$23.41	$23.34	$21.04	$16.22	$14.28	$14.17	$12.86
Number of accumulation units outstanding at end of period	0	0	0	760	1,252	1,318	1,391	2,114	2,237	5,087
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$26.57	$23.83	$20.98	$22.12	$20.03	$15.46	$13.54	$13.67	$12.49	$10.63
Value at end of period	$24.37	$26.57	$23.83	$20.98	$22.12	$20.03	$15.46	$13.54	$13.67	$12.49
Number of accumulation units outstanding at end of period	468	468	468	468	1,004	1,046	13,806	14,140	15,107	19,974
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$18.49	$15.89	$14.30	$14.72	$14.22	$10.43	$9.24	$9.35	$7.21	$5.61
Value at end of period	$15.24	$18.49	$15.89	$14.30	$14.72	$14.22	$10.43	$9.24	$9.35	$7.21
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	8,522
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$28.84	$26.37	$21.56	$22.12	$21.13	$15.61	$13.88	$14.48	$11.85	$9.46
Value at end of period	$23.84	$28.84	$26.37	$21.56	$22.12	$21.13	$15.61	$13.88	$14.48	$11.85
Number of accumulation units outstanding at end of period	0	0	0	1,144	1,885	2,046	2,157	2,613	2,751	11,721
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.07	$15.94	$15.40	$16.50	$16.10	$11.80	$10.04	$9.99	$8.04	$6.05
Value at end of period	$19.35	$20.07	$15.94	$15.40	$16.50	$16.10	$11.80	$10.04	$9.99	$8.04
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	456	1,788

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.49	$13.34	$13.49	$13.97	$12.49	$12.26	$9.93	$10.67	$9.36	$7.14
Value at end of period	$12.99	$14.49	$13.34	$13.49	$13.97	$12.49	$12.26	$9.93	$10.67	$9.36
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	4,859
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.54	$15.52	$14.57	$14.40	$12.99	$9.82	$8.90	$9.50	$8.63	$6.67
Value at end of period	$16.58	$18.54	$15.52	$14.57	$14.40	$12.99	$9.82	$8.90	$9.50	$8.63
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	12,183
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$18.93	$17.37	$14.29	$14.99	$14.62	$10.63	$9.48	$9.91	$8.05	$6.57
Value at end of period	$15.29	$18.93	$17.37	$14.29	$14.99	$14.62	$10.63	$9.48	$9.91	$8.05
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	1,657
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$16.14	$14.89	$13.10	$14.25	$13.81	$12.26	$11.08	$11.00	$9.91	$7.64
Value at end of period	$15.06	$16.14	$14.89	$13.10	$14.25	$13.81	$12.26	$11.08	$11.00	$9.91
Number of accumulation units outstanding at end of period	0	0	0	0	552	607	669	714	1,115	17,535
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$20.57	$18.88	$16.67	$17.32	$16.18	$13.18	$11.89	$12.24	$11.09	$9.20
Value at end of period	$18.30	$20.57	$18.88	$16.67	$17.32	$16.18	$13.18	$11.89	$12.24	$11.09
Number of accumulation units outstanding at end of period	0	0	0	932	6,337	3,094	5,297	6,091	7,548	22,225
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$29.33	$25.77	$21.51	$22.67	$21.25	$15.52	$13.28	$13.66	$10.94	$8.74
Value at end of period	$25.84	$29.33	$25.77	$21.51	$22.67	$21.25	$15.52	$13.28	$13.66	$10.94
Number of accumulation units outstanding at end of period	0	0	0	0	0	27	584	959	1,278	3,009
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$24.40	$18.19	$18.48	$18.06	$17.96	$14.38	$12.03	$13.33	$11.69	$8.52
Value at end of period	$20.81	$24.40	$18.19	$18.48	$18.06	$17.96	$14.38	$12.03	$13.33	$11.69
Number of accumulation units outstanding at end of period	0	0	0	0	872	942	1,875	1,875	2,124	15,168
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$18.66	$17.69	$15.75	$16.81	$17.05	$15.45	$13.53	$13.87	$11.86	$7.23
Value at end of period	$17.84	$18.66	$17.69	$15.75	$16.81	$17.05	$15.45	$13.53	$13.87	$11.86
Number of accumulation units outstanding at end of period	0	0	0	0	750	750	750	1,914	7,597	12,784
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$28.86	$23.54	$22.30	$22.25	$20.25	$15.25	$13.36	$14.13	$11.19	$7.78
Value at end of period	$27.44	$28.86	$23.54	$22.30	$22.25	$20.25	$15.25	$13.36	$14.13	$11.19
Number of accumulation units outstanding at end of period	0	0	0	0	0	34	937	937	1,279	7,900
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.98	$15.74	$13.49	$14.75	$13.97	$10.96	$9.52	$9.77	$8.65	$7.05
Value at end of period	$16.02	$17.98	$15.74	$13.49	$14.75	$13.97	$10.96	$9.52	$9.77	$8.65
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	873	3,892
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.00	$14.33	$14.31	$14.70	$15.13	$13.47	$11.55	$13.40	$11.99	$8.87
Value at end of period	$15.18	$18.00	$14.33	$14.31	$14.70	$15.13	$13.47	$11.55	$13.40	$11.99
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	4,415
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$10.82	$9.00	$9.00	$9.47	$10.32	$8.74	$7.48	$8.65	$8.09	$6.23
Value at end of period	$9.04	$10.82	$9.00	$9.00	$9.47	$10.32	$8.74	$7.48	$8.65	$8.09
Number of accumulation units outstanding at end of period	0	0	0	1,798	4,060	4,214	4,988	4,593	4,808	17,757
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$14.21	$12.23	$11.23	$12.36	$12.94	$10.08	$8.43	$9.10	$8.59	$6.61
Value at end of period	$11.95	$14.21	$12.23	$11.23	$12.36	$12.94	$10.08	$8.43	$9.10	$8.59
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	9,818

TABLE VI
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.90%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$15.35	$13.63	$12.89	$13.39	$12.85	$11.22	$10.07	$10.40	$9.29	$7.94
Value at end of period	$14.02	$15.35	$13.63	$12.89	$13.39	$12.85	$11.22	$10.07	$10.40	$9.29
Number of accumulation units outstanding at end of period	1,282	1,282	1,282	1,282	2,238	2,238	2,239	2,239	957	3,271
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.50	$12.55	$12.03	$12.82	$13.01	$13.82	$13.06	$12.83	$11.29	$9.47
Value at end of period	$12.98	$13.50	$12.55	$12.03	$12.82	$13.01	$13.82	$13.06	$12.83	$11.29
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	4,005
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$9.32	$9.44	$9.61	$9.79	$9.98	$10.17	$10.36	$10.56	$10.74	$10.91
Value at end of period	$9.28	$9.32	$9.44	$9.61	$9.79	$9.98	$10.17	$10.36	$10.56	$10.74
Number of accumulation units outstanding at end of period	96	102	109	116	116	116	0	0	603	2,779
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$14.47	$12.25	$11.38	$11.77	$10.83	$8.45	$7.44	$7.61	$6.79	$5.32
Value at end of period	$13.56	$14.47	$12.25	$11.38	$11.77	$10.83	$8.45	$7.44	$7.61	$6.79
Number of accumulation units outstanding at end of period	1,919	1,927	1,936	1,943	3,043	3,045	3,313	3,335	1,873	28,833
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$16.45	$13.46	$12.44	$12.57	$11.26	$8.63	$7.69	$7.84	$7.02	$5.80
Value at end of period	$15.04	$16.45	$13.46	$12.44	$12.57	$11.26	$8.63	$7.69	$7.84	$7.02
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	981	19,840
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$17.49	$16.97	$16.58	$16.80	$16.05	$16.38	$15.27	$14.47	$13.43	$12.27
Value at end of period	$17.06	$17.49	$16.97	$16.58	$16.80	$16.05	$16.38	$15.27	$14.47	$13.43
Number of accumulation units outstanding at end of period	316	325	335	344	395	291	0	0	0	18,196
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$19.13	$15.62	$15.79	$16.23	$17.59	$14.77	$12.68	$14.72	$13.91	$11.48
Value at end of period	$16.19	$19.13	$15.62	$15.79	$16.23	$17.59	$14.77	$12.68	$14.72	$13.91
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	1,384
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$32.64	$25.64	$25.14	$24.09	$21.61	$16.82	$14.52	$14.45	$12.85	$9.18
Value at end of period	$31.54	$32.64	$25.64	$25.14	$24.09	$21.61	$16.82	$14.52	$14.45	$12.85
Number of accumulation units outstanding at end of period	68	68	68	68	69	69	0	0	0	7,048
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$25.57	$20.89	$19.90	$20.24	$19.00	$14.71	$13.16	$13.52	$10.61	$7.67
Value at end of period	$23.15	$25.57	$20.89	$19.90	$20.24	$19.00	$14.71	$13.16	$13.52	$10.61
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	1,712
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$15.33	$13.40	$12.73	$13.24	$12.82	$11.01	$9.93	$10.25	$9.36	$9.21
Value at end of period	$13.92	$15.33	$13.40	$12.73	$13.24	$12.82	$11.01	$9.93	$10.25	$9.36
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	1,636

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$14.05	$12.81	$12.34	$12.78	$12.38	$11.47	$10.61	$10.58	$9.85	$9.75
Value at end of period	$13.08	$14.05	$12.81	$12.34	$12.78	$12.38	$11.47	$10.61	$10.58	$9.85
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	3,822
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$30.38	$23.59	$22.56	$21.38	$19.27	$14.88	$13.25	$12.96	$11.71	$10.02
Value at end of period	$29.51	$30.38	$23.59	$22.56	$21.38	$19.27	$14.88	$13.25	$12.96	$11.71
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	206	4,836
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$30.33	$25.22	$23.17	$23.14	$20.89	$16.12	$14.22	$14.14	$12.84	$10.95
Value at end of period	$28.72	$30.33	$25.22	$23.17	$23.14	$20.89	$16.12	$14.22	$14.14	$12.84
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	3,535	6,808
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$26.22	$23.55	$20.76	$21.93	$19.89	$15.37	$13.48	$13.63	$12.47	$10.63
Value at end of period	$24.01	$26.22	$23.55	$20.76	$21.93	$19.89	$15.37	$13.48	$13.63	$12.47
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	787
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$18.03	$15.51	$13.98	$14.42	$13.95	$10.25	$9.09	$9.22	$7.11	$5.55
Value at end of period	$14.84	$18.03	$15.51	$13.98	$14.42	$13.95	$10.25	$9.09	$9.22	$7.11
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$28.09	$25.73	$21.07	$21.64	$20.71	$15.32	$13.64	$14.26	$11.69	$9.34
Value at end of period	$23.19	$28.09	$25.73	$21.07	$21.64	$20.71	$15.32	$13.64	$14.26	$11.69
Number of accumulation units outstanding at end of period	77	77	77	77	78	78	78	78	78	3,614
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.72	$15.68	$15.17	$16.29	$15.91	$11.68	$9.95	$9.92	$8.00	$6.03
Value at end of period	$18.98	$19.72	$15.68	$15.17	$16.29	$15.91	$11.68	$9.95	$9.92	$8.00
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	739
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.23	$13.13	$13.30	$13.79	$12.34	$12.13	$9.84	$10.60	$9.31	$7.11
Value at end of period	$12.74	$14.23	$13.13	$13.30	$13.79	$12.34	$12.13	$9.84	$10.60	$9.31
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	389
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.21	$15.27	$14.36	$14.21	$12.84	$9.72	$8.82	$9.43	$8.58	$6.65
Value at end of period	$16.26	$18.21	$15.27	$14.36	$14.21	$12.84	$9.72	$8.82	$9.43	$8.58
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.86	$14.65	$12.91	$14.06	$13.65	$12.13	$10.98	$10.92	$9.85	$7.61
Value at end of period	$14.78	$15.86	$14.65	$12.91	$14.06	$13.65	$12.13	$10.98	$10.92	$9.85
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	1,275
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$20.18	$18.55	$16.40	$17.07	$15.97	$13.03	$11.77	$12.13	$11.01	$9.15
Value at end of period	$17.92	$20.18	$18.55	$16.40	$17.07	$15.97	$13.03	$11.77	$12.13	$11.01
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	2,422
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$28.77	$25.31	$21.16	$22.34	$20.97	$15.34	$13.14	$13.54	$10.86	$8.69
Value at end of period	$25.30	$28.77	$25.31	$21.16	$22.34	$20.97	$15.34	$13.14	$13.54	$10.86
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	108

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$23.93	$17.87	$18.18	$17.79	$17.73	$14.22	$11.91	$13.21	$11.60	$8.47
Value at end of period	$20.38	$23.93	$17.87	$18.18	$17.79	$17.73	$14.22	$11.91	$13.21	$11.60
Number of accumulation units outstanding at end of period	63	63	63	63	63	63	63	64	353	5,690
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$18.40	$17.47	$15.58	$16.65	$16.91	$15.35	$13.46	$13.82	$11.84	$7.22
Value at end of period	$17.56	$18.40	$17.47	$15.58	$16.65	$16.91	$15.35	$13.46	$13.82	$11.84
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	314	3,925
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$28.31	$23.12	$21.94	$21.92	$19.98	$15.07	$13.23	$14.00	$11.11	$7.73
Value at end of period	$26.87	$28.31	$23.12	$21.94	$21.92	$19.98	$15.07	$13.23	$14.00	$11.11
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	164	3,013
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.66	$15.49	$13.29	$14.55	$13.81	$10.85	$9.43	$9.70	$8.60	$7.02
Value at end of period	$15.71	$17.66	$15.49	$13.29	$14.55	$13.81	$10.85	$9.43	$9.70	$8.60
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	510
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$17.65	$14.07	$14.08	$14.49	$14.93	$13.31	$11.43	$13.29	$11.91	$8.82
Value at end of period	$14.87	$17.65	$14.07	$14.08	$14.49	$14.93	$13.31	$11.43	$13.29	$11.91
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$10.66	$8.88	$8.89	$9.38	$10.23	$8.67	$7.44	$8.61	$8.07	$6.22
Value at end of period	$8.90	$10.66	$8.88	$8.89	$9.38	$10.23	$8.67	$7.44	$8.61	$8.07
Number of accumulation units outstanding at end of period	107	107	107	108	108	108	108	109	109	9,433
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$13.96	$12.03	$11.06	$12.20	$12.79	$9.98	$8.36	$9.03	$8.54	$6.58
Value at end of period	$11.73	$13.96	$12.03	$11.06	$12.20	$12.79	$9.98	$8.36	$9.03	$8.54
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	3,230

FINANCIAL STATEMENTS

Variable Annuity Account B of

Voya Retirement Insurance and Annuity Company

Year Ended December 31, 2018

with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2018

Contents

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Ernst & Young LLP
Suite 1000
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Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Voya Retirement Insurance and Annuity
   Company and Contract Owners of Variable Annuity Account B of Voya
   Retirement Insurance and Annuity Company

Opinion on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts listed in the Appendix that comprise Variable Annuity Account B of Voya Retirement Insurance and Annuity Company (the Separate Account), as of December 31, 2018, and the related statements of operations for the year then ended, and the statements of changes in net assets for the two years in the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each subaccount as of December 31, 2018, the results of its operations for the year then ended and changes in its net assets for each of the two years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on each of the subaccounts' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Separate Accounts in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2018, by correspondence with the fund companies or their transfer agents, as applicable. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Separate Accounts Auditor since 2001.

April 5, 2019

Appendix

Subaccounts comprising Variable Annuity Account B of Voya Retirement Insurance and Annuity Company

Subaccounts	
Calvert VP SRI Balanced Portfolio	Voya Retirement Moderate Growth Portfolio - Adviser Class
Federated Fund for U.S. Government Securities II - Primary Shares	Voya Retirement Moderate Portfolio - Adviser Class
Federated Government Money Fund II - Service Shares	Voya Russell™ Large Cap Growth Index Portfolio - Class I
Federated High Income Bond Fund II - Primary Shares	Voya Russell™ Large Cap Index Portfolio - Class I
Federated Kaufmann Fund II - Primary Shares	Voya Russell™ Large Cap Value Index Portfolio - Class I
Federated Managed Volatility Fund II - Primary Shares	Voya Russell™ Large Cap Value Index Portfolio - Class S
Fidelity® VIP Contrafund® Portfolio - Initial Class	Voya Russell™ Mid Cap Growth Index Portfolio - Class S
Fidelity® VIP Equity-Income Portfolio - Initial Class	Voya Russell™ Mid Cap Index Portfolio - Class I
Fidelity® VIP Growth Portfolio - Initial Class	Voya Russell™ Small Cap Index Portfolio - Class I
Fidelity® VIP High Income Portfolio - Initial Class	Voya Small Company Portfolio - Class I
Fidelity® VIP Index 500 Portfolio - Initial Class	Voya SmallCap Opportunities Portfolio - Class I
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Voya SmallCap Opportunities Portfolio - Class S
Fidelity® VIP Overseas Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class
Franklin Small Cap Value VIP Fund - Class 2	Voya Solution 2035 Portfolio - Service Class
Growth Fund - Class 2	Voya Solution 2045 Portfolio - Service Class
Growth-Income Fund - Class 2	Voya Solution Income Portfolio - Service Class
International Fund - Class 2	Voya Solution Moderately Aggressive Portfolio - Service Class
Invesco V.I. American Franchise Fund - Series I Shares	Voya Strategic Allocation Conservative Portfolio - Class I
Invesco V.I. Core Equity Fund - Series I Shares	Voya Strategic Allocation Growth Portfolio - Class I
Janus Henderson Balanced Portfolio - Institutional Shares	Voya Strategic Allocation Moderate Portfolio - Class I
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	Voya U.S. Bond Index Portfolio - Class I
Oppenheimer Discovery Mid Cap Growth Fund/VA	Voya U.S. Stock Index Portfolio - Service Class
Oppenheimer Global Fund/VA	VY® American Century Small-Mid Cap Value Portfolio - Service Class
Oppenheimer Main Street Fund®/VA	VY® Baron Growth Portfolio - Service Class
Oppenheimer Main Street Small Cap Fund®/VA	VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class
PIMCO Real Return Portfolio - Administrative Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class
Pioneer High Yield VCT Portfolio - Class I	VY® Clarion Global Real Estate Portfolio - Institutional Class
Voya Balanced Portfolio - Class I	VY® Clarion Global Real Estate Portfolio - Service Class
Voya Emerging Markets Index Portfolio - Class I	VY® Clarion Real Estate Portfolio - Service Class
Voya Euro STOXX 50® Index Portfolio - Class I	VY® Columbia Contrarian Core Portfolio - Service Class
Voya Global Bond Portfolio - Initial Class	VY® Columbia Small Cap Value II Portfolio - Service Class
Voya Global Bond Portfolio - Service Class	VY® Franklin Income Portfolio - Service Class
Voya Global Equity Portfolio - Class I	VY® Invesco Comstock Portfolio - Service Class
Voya Global Equity Portfolio - Class S	VY® Invesco Equity and Income Portfolio - Initial Class
Voya Global Perspectives® Portfolio - Class A	VY® Invesco Growth and Income Portfolio - Service Class
Voya Global Perspectives® Portfolio - Class I	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Voya Government Money Market Portfolio - Class I	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
Voya Growth and Income Portfolio - Class A	VY® JPMorgan Mid Cap Value Portfolio - Service Class
Voya Growth and Income Portfolio - Class I	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Voya High Yield Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class
Voya Index Plus LargeCap Portfolio - Class I	VY® Oppenheimer Global Portfolio - Initial Class
Voya Index Plus MidCap Portfolio - Class I	VY® Pioneer High Yield Portfolio - Initial Class
Voya Index Plus SmallCap Portfolio - Class I	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class
Voya Intermediate Bond Portfolio - Class I	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Voya International Index Portfolio - Class I	VY® T. Rowe Price Equity Income Portfolio - Service Class
Voya International Index Portfolio - Class S	VY® T. Rowe Price Growth Equity Portfolio - Initial Class
Voya Large Cap Growth Portfolio - Institutional Class	VY® T. Rowe Price International Stock Portfolio - Service Class
Voya Large Cap Value Portfolio - Institutional Class	VY® Templeton Foreign Equity Portfolio - Initial Class
Voya Large Cap Value Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service Class
Voya MidCap Opportunities Portfolio - Class I	Wanger International
Voya MidCap Opportunities Portfolio - Class S	Wanger Select
Voya Retirement Conservative Portfolio - Adviser Class	Wanger USA
Voya Retirement Growth Portfolio - Adviser Class	

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Growth Fund - Class 2	Growth-Income Fund - Class 2	International Fund - Class 2
Assets					
Investments in mutual funds at fair value	$ 738	$ 1,138	$ 1,022	$ 395	$ 164
Total assets	738	1,138	1,022	395	164
Net assets	$ 738	$ 1,138	$ 1,022	$ 395	$ 164
Net assets					
Accumulation units	$ 682	$ 922	$ 1,022	$ 395	$ 164
Contracts in payout (annuitization)	56	216	—	—	—
Total net assets	$ 738	$ 1,138	$ 1,022	$ 395	$ 164
Total number of mutual fund shares	12,911	36,787	14,706	8,800	9,325
Cost of mutual fund shares	$ 852	$ 1,228	$ 1,117	$ 427	$ 192

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Calvert VP SRI Balanced Portfolio	Federated Fund for U.S. Government Securities II - Primary Shares	Federated Government Money Fund II - Service Shares	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares
Assets					
Investments in mutual funds at fair value	$ 1,950	$ 145	$ 400	$ 1,488	$ 1,012
Total assets	1,950	145	400	1,488	1,012
Net assets	$ 1,950	$ 145	$ 400	$ 1,488	$ 1,012
Net assets					
Accumulation units	$ 1,950	$ 145	$ 395	$ 1,460	$ 1,012
Contracts in payout (annuitization)	—	—	5	28	—
Total net assets	$ 1,950	$ 145	$ 400	$ 1,488	$ 1,012
Total number of mutual fund shares	1,005,141	13,800	400,087	245,076	54,567
Cost of mutual fund shares	$ 2,116	$ 150	$ 400	$ 1,612	$ 940

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Federated Managed Volatility Fund II – Primary Shares	Fidelity® VIP Equity-Income Portfolio – Initial Class	Fidelity® VIP Growth Portfolio – Initial Class	Fidelity® VIP High Income Portfolio – Initial Class	Fidelity® VIP Overseas Portfolio – Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 2,580	$ 8,248	$ 14,516	$ 137	$ 2,774
Total assets	2,580	8,248	14,516	137	2,774
Net assets	$ 2,580	$ 8,248	$ 14,516	$ 137	$ 2,774
Net assets					
Accumulation units	$ 2,534	$ 8,248	$ 14,516	$ —	$ 2,774
Contracts in payout (annuitization)	46	—	—	137	—
Total net assets	$ 2,580	$ 8,248	$ 14,516	$ 137	$ 2,774
Total number of mutual fund shares	268,708	404,933	229,978	27,533	145,019
Cost of mutual fund shares	$ 2,749	$ 8,674	$ 14,220	$ 153	$ 2,953

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value VIP Fund - Class 2	Janus Henderson Balanced Portfolio - Institutional Shares
Assets					
Investments in mutual funds					
at fair value	$ 30,036	$ 16,670	$ 375	$ 1,781	$ 10
Total assets	30,036	16,670	375	1,781	10
Net assets	$ 30,036	$ 16,670	$ 375	$ 1,781	$ 10
Net assets					
Accumulation units	$ 30,036	$ 16,670	$ 375	$ 1,781	$ 10
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 30,036	$ 16,670	$ 375	$ 1,781	$ 10
Total number of mutual fund shares	934,839	66,032	30,369	122,017	302
Cost of mutual fund shares	$ 29,494	$ 10,094	$ 378	$ 2,163	$ 8

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA
Assets					
Investments in mutual funds at fair value	$ 1,115	$ 224	$ 552	$ 109	$ 5
Total assets	1,115	224	552	109	5
Net assets	$ 1,115	$ 224	$ 552	$ 109	$ 5
Net assets					
Accumulation units	$ 1,115	$ —	$ 552	$ —	$ 5
Contracts in payout (annuitization)	—	224	—	109	—
Total net assets	$ 1,115	$ 224	$ 552	$ 109	$ 5
Total number of mutual fund shares	56,121	8,363	27,135	1,590	138
Cost of mutual fund shares	$ 1,295	$ 224	$ 635	$ 121	$ 5

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	PIMCO Real Return Portfolio - Administrative Class	Pioneer High Yield VCT Portfolio - Class I	Voya Balanced Portfolio - Class I	Voya Intermediate Bond Portfolio - Class I	Voya Global Perspectives® Portfolio - Class A
Assets					
Investments in mutual funds at fair value	$ 1,798	$ 752	$ 45,130	$ 68,299	$ 83
Total assets	1,798	752	45,130	68,299	83
Net assets	$ 1,798	$ 752	$ 45,130	$ 68,299	$ 83
Net assets					
Accumulation units	$ 1,798	$ 752	$ 28,094	$ 61,958	$ 83
Contracts in payout (annuitization)	—	—	17,036	6,341	—
Total net assets	$ 1,798	$ 752	$ 45,130	$ 68,299	$ 83
Total number of mutual fund shares	151,723	85,558	3,200,691	5,539,262	8,093
Cost of mutual fund shares	$ 1,915	$ 802	$ 40,243	$ 71,203	$ 85

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 330	$ 3,274	$ 111,177	$ 6,277	$ 1,922
Total assets	330	3,274	111,177	6,277	1,922
Net assets	$ 330	$ 3,274	$ 111,177	$ 6,277	$ 1,922
Net assets					
Accumulation units	$ 330	$ 3,274	$ 106,121	$ 6,277	$ 1,922
Contracts in payout (annuitization)	—	—	5,056	—	—
Total net assets	$ 330	$ 3,274	$ 111,177	$ 6,277	$ 1,922
Total number of mutual fund shares	32,096	360,167	6,252,916	587,180	182,184
Cost of mutual fund shares	$ 364	$ 3,564	$ 116,000	$ 7,113	$ 2,129

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2,383	$ 2,603	$ 4,062	$ 3,270	$ 31
Total assets	2,383	2,603	4,062	3,270	31
Net assets	$ 2,383	$ 2,603	$ 4,062	$ 3,270	$ 31
Net assets					
Accumulation units	$ 2,383	$ 2,603	$ 4,062	$ 3,270	$ 31
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,383	$ 2,603	$ 4,062	$ 3,270	$ 31
Total number of mutual fund shares	278,082	221,731	370,274	311,138	2,275
Cost of mutual fund shares	$ 2,491	$ 2,737	$ 4,541	$ 3,690	$ 32

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 141	$ 1,511	$ 1,469	$ 510	$ 2,522
Total assets	141	1,511	1,469	510	2,522
Net assets	$ 141	$ 1,511	$ 1,469	$ 510	$ 2,522
Net assets					
Accumulation units	$ 141	$ 1,511	$ 1,469	$ 510	$ 2,522
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 141	$ 1,511	$ 1,469	$ 510	$ 2,522
Total number of mutual fund shares	15,227	164,562	135,876	47,408	82,229
Cost of mutual fund shares	$ 146	$ 1,570	$ 1,629	$ 575	$ 2,982

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	VY® Franklin Income Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 4,134	$ 1,032	$ 1,413	$ 8,168	$ 2,395
Total assets	4,134	1,032	1,413	8,168	2,395
Net assets	$ 4,134	$ 1,032	$ 1,413	$ 8,168	$ 2,395
Net assets					
Accumulation units	$ 4,134	$ 1,032	$ 1,413	$ 8,168	$ 2,395
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 4,134	$ 1,032	$ 1,413	$ 8,168	$ 2,395
Total number of mutual fund shares	395,583	47,842	79,407	461,206	141,771
Cost of mutual fund shares	$ 4,430	$ 1,284	$ 1,469	$ 8,224	$ 2,809

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class		VY® T. Rowe Price Capital Appreciation Portfolio - Service Class		VY® T. Rowe Price Equity Income Portfolio - Service Class		VY® T. Rowe Price International Stock Portfolio - Service Class		VY® Templeton Global Growth Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	1,741	$	39,274	$	4,653	$	2,173	$	242
Total assets		1,741		39,274		4,653		2,173		242
Net assets	$	1,741	$	39,274	$	4,653	$	2,173	$	242
Net assets										
Accumulation units	$	1,741	$	39,274	$	4,653	$	2,173	$	242
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	1,741	$	39,274	$	4,653	$	2,173	$	242
Total number of mutual fund shares		104,562		1,555,402		423,028		159,336		27,860
Cost of mutual fund shares	$	2,083	$	41,829	$	5,820	$	2,065	$	290

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Government Money Market Portfolio - Class I	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 33,178	$ 14,329	$ 21	$ 5,522	$ 8,563
Total assets	33,178	14,329	21	5,522	8,563
Net assets	$ 33,178	$ 14,329	$ 21	$ 5,522	$ 8,563
Net assets					
Accumulation units	$ 31,618	$ 13,073	$ —	$ 5,522	$ 8,563
Contracts in payout (annuitization)	1,560	1,256	21	—	—
Total net assets	$ 33,178	$ 14,329	$ 21	$ 5,522	$ 8,563
Total number of mutual fund shares	33,178,230	1,363,333	1,967	518,521	795,821
Cost of mutual fund shares	$ 33,178	$ 14,964	$ 22	$ 5,927	$ 9,547

The accompanying notes are an integral part of these financial statements.

14

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Service Class	Voya Solution Income Portfolio - Service Class	Voya Solution Moderately Aggressive Portfolio - Service Class	VY® American Century Small- Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 5,312	$ 2,294	$ 198	$ 2,472	$ 5,038
Total assets	5,312	2,294	198	2,472	5,038
Net assets	$ 5,312	$ 2,294	$ 198	$ 2,472	$ 5,038
Net assets					
Accumulation units	$ 5,312	$ 2,294	$ 198	$ 2,472	$ 5,038
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 5,312	$ 2,294	$ 198	$ 2,472	$ 5,038
Total number of mutual fund shares	502,067	206,831	17,201	243,783	193,040
Cost of mutual fund shares	$ 5,833	$ 2,345	$ 216	$ 3,047	$ 5,674

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 1,498	$ 357	$ 694	$ 49,208	$ 2,718
Total assets	1,498	357	694	49,208	2,718
Net assets	$ 1,498	$ 357	$ 694	$ 49,208	$ 2,718
Net assets					
Accumulation units	$ 1,498	$ 357	$ 694	$ 49,208	$ 2,718
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,498	$ 357	$ 694	$ 49,208	$ 2,718
Total number of mutual fund shares	76,567	24,055	39,645	1,244,518	169,758
Cost of mutual fund shares	$ 1,730	$ 446	$ 685	$ 57,493	$ 3,389

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 54,392	$ 10,248	$ 36,718	$ 34,298	$ 8,661
Total assets	54,392	10,248	36,718	34,298	8,661
Net assets	$ 54,392	$ 10,248	$ 36,718	$ 34,298	$ 8,661
Net assets					
Accumulation units	$ 52,301	$ 9,526	$ 36,718	$ 29,728	8,113
Contracts in payout (annuitization)	2,091	722	—	4,570	548
Total net assets	$ 54,392	$ 10,248	$ 36,718	$ 34,298	$ 8,661
Total number of mutual fund shares	3,045,442	928,256	3,621,151	439,497	787,344
Cost of mutual fund shares	$ 47,314	$ 11,039	$ 37,301	$ 38,180	$ 8,901

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 3,726	$ 5,877	$ 6,950	$ 1,373	$ 192,504
Total assets	3,726	5,877	6,950	1,373	192,504
Net assets	$ 3,726	$ 5,877	$ 6,950	$ 1,373	$ 192,504
Net assets					
Accumulation units	$ 2,838	$ 5,058	$ 5,558	$ —	$ 137,594
Contracts in payout (annuitization)	888	819	1,392	1,373	54,910
Total net assets	$ 3,726	$ 5,877	$ 6,950	$ 1,373	$ 192,504
Total number of mutual fund shares	301,953	408,148	511,410	56,208	7,759,137
Cost of mutual fund shares	$ 3,784	$ 5,115	$ 6,098	$ 1,481	$ 211,000

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Emerging Markets Index Portfolio - Class I	Voya Euro STOXX 50® Index Portfolio - Class I	Voya Global Equity Portfolio - Class I	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 769	$ 42	$ 1,820	$ 873	$ 60,638
Total assets	769	42	1,820	873	60,638
Net assets	$ 769	$ 42	$ 1,820	$ 873	$ 60,638
Net assets					
Accumulation units	$ 769	$ 42	$ 1,820	$ 873	$ 45,412
Contracts in payout (annuitization)	—	—	—	—	15,226
Total net assets	$ 769	$ 42	$ 1,820	$ 873	$ 60,638
Total number of mutual fund shares	72,174	4,558	189,186	90,328	2,460,958
Cost of mutual fund shares	$ 885	$ 42	$ 1,839	$ 865	$ 50,613

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 5,304	$ 3,194	$ 10,210	$ 42	$ 26,337
Total assets	5,304	3,194	10,210	42	26,337
Net assets	$ 5,304	$ 3,194	$ 10,210	$ 42	$ 26,337
Net assets					
Accumulation units	$ 5,304	$ 3,194	$ 9,061	$ 42	$ 26,046
Contracts in payout (annuitization)	—	—	1,149	—	291
Total net assets	$ 5,304	$ 3,194	$ 10,210	$ 42	$ 26,337
Total number of mutual fund shares	308,004	156,861	1,131,966	4,652	786,421
Cost of mutual fund shares	$ 6,605	$ 3,820	$ 11,034	$ 43	$ 15,977

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 15,637	$ 30,700	$ 976	$ 312	$ 1,516
Total assets	15,637	30,700	976	312	1,516
Net assets	$ 15,637	$ 30,700	$ 976	$ 312	$ 1,516
Net assets					
Accumulation units	$ 13,043	$ 30,700	$ 976	$ 312	$ 1,516
Contracts in payout (annuitization)	2,594	—	—	—	—
Total net assets	$ 15,637	$ 30,700	$ 976	$ 312	$ 1,516
Total number of mutual fund shares	784,194	1,492,457	47,795	10,524	116,993
Cost of mutual fund shares	$ 11,819	$ 29,153	$ 924	$ 341	$ 1,741

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 1,298	$ 18,563	$ 1,433	$ 15,217	$ 2,910
Total assets	1,298	18,563	1,433	15,217	2,910
Net assets	$ 1,298	$ 18,563	$ 1,433	$ 15,217	$ 2,910
Net assets					
Accumulation units	$ 1,298	$ 15,424	$ 1,433	$ 13,783	$ 2,910
Contracts in payout (annuitization)	—	3,139	—	1,434	—
Total net assets	$ 1,298	$ 18,563	$ 1,433	$ 15,217	$ 2,910
Total number of mutual fund shares	99,978	1,178,591	139,008	1,250,373	255,043
Cost of mutual fund shares	$ 1,455	$ 23,853	$ 1,476	$ 16,609	$ 3,278

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class I		Voya SmallCap Opportunities Portfolio - Class S		Wanger International		Wanger Select		Wanger USA	
Assets										
Investments in mutual funds										
at fair value	$	2,148	$	2,133	$	1,641	$	1,934	$	1,645
Total assets		2,148		2,133		1,641		1,934		1,645
Net assets	$	2,148	$	2,133	$	1,641	$	1,934	$	1,645
Net assets										
Accumulation units	$	2,148	$	2,133	$	1,641	$	1,934	$	1,645
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	2,148	$	2,133	$	1,641	$	1,934	$	1,645
Total number of mutual fund shares		104,429		111,943		73,935		118,501		79,480
Cost of mutual fund shares	$	2,697	$	2,774	$	2,017	$	2,394	$	2,007

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Growth Fund - Class 2	Growth-Income Fund - Class 2	International Fund - Class 2
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 12	$ 5	$ 6	$ 3
Expenses:					
Mortality and expense risks and other charges	7	13	3	—	—
Total expenses	7	13	3	—	—
Net investment income (loss)	(7)	(1)	2	6	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	10	70	2	—	6
Capital gains distributions	51	89	98	28	11
Total realized gain (loss) on investments and capital gains distributions	61	159	100	28	17
Net unrealized appreciation (depreciation) of investments	(106)	(288)	(135)	(47)	(45)
Net realized and unrealized gain (loss) on investments	(45)	(129)	(35)	(19)	(28)
Net increase (decrease) in net assets resulting from operations	$ (52)	$ (130)	$ (33)	$ (13)	$ (25)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Calvert VP SRI Balanced Portfolio	Federated Fund for U.S. Government Securities II - Primary Shares	Federated Government Money Fund II - Service Shares	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ 34	$ 4	$ 5	$ 128	$ —
Expenses:					
Mortality and expense risks and other charges	17	2	6	21	16
Total expenses	17	2	6	21	16
Net investment income (loss)	17	2	(1)	107	(16)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	14	(1)	—	(15)	21
Capital gains distributions	174	—	—	—	83
Total realized gain (loss) on investments and capital gains distributions	188	(1)	—	(15)	104
Net unrealized appreciation (depreciation) of investments	(272)	(3)	—	(165)	(45)
Net realized and unrealized gain (loss) on investments	(84)	(4)	—	(180)	59
Net increase (decrease) in net assets resulting from operations	$ (67)	$ (2)	$ (1)	$ (73)	$ 43

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Federated Managed Tail Risk Fund II - Primary Shares	Federated Managed Volatility Fund II - Primary Shares	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 59	$ 41	$ 208	$ 39	$ 8
Expenses:					
Mortality and expense risks and other charges	15	27	93	142	2
Total expenses	15	27	93	142	2
Net investment income (loss)	44	14	115	(103)	6
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(243)	48	36	862	(1)
Capital gains distributions	—	—	432	2,088	—
Total realized gain (loss) on investments and capital gains distributions	(243)	48	468	2,950	(1)
Net unrealized appreciation (depreciation) of investments	177	(342)	(1,417)	(3,050)	(12)
Net realized and unrealized gain (loss) on investments	(66)	(294)	(949)	(100)	(13)
Net increase (decrease) in net assets resulting from operations	$ (22)	$ (280)	$ (834)	$ (203)	$ (7)

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value VIP Fund - Class 2
Net investment income (loss)					
Investment Income:					
Dividends	$ 51	$ 244	$ 349	$ 9	$ 18
Expenses:					
Mortality and expense risks and other charges	30	293	268	5	17
Total expenses	30	293	268	5	17
Net investment income (loss)	21	(49)	81	4	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	54	1,885	1,873	—	(16)
Capital gains distributions	—	3,151	94	2	304
Total realized gain (loss) on investments and capital gains distributions	54	5,036	1,967	2	288
Net unrealized appreciation (depreciation) of investments	(600)	(7,134)	(3,016)	(15)	(568)
Net realized and unrealized gain (loss) on investments	(546)	(2,098)	(1,049)	(13)	(280)
Net increase (decrease) in net assets resulting from operations	$ (525)	$ (2,147)	$ (968)	$ (9)	$ (279)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Janus Henderson Balanced Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Discovery Mid Cap Growth Fund/VA
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 9	$ 3	$ 3	$ —
Expenses:					
Mortality and expense risks and other charges	—	15	3	8	2
Total expenses	—	15	3	8	2
Net investment income (loss)	—	(6)	—	(5)	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	145	38	(42)	4
Capital gains distributions	—	42	23	120	24
Total realized gain (loss) on investments and capital gains distributions	—	187	61	78	28
Net unrealized appreciation (depreciation) of investments	—	(389)	(84)	(165)	(33)
Net realized and unrealized gain (loss) on investments	—	(202)	(23)	(87)	(5)
Net increase (decrease) in net assets resulting from operations	$ —	$ (208)	$ (23)	$ (92)	$ (7)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Oppenheimer Global Fund/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer High Yield VCT Portfolio - Class I	Voya Balanced Portfolio - Class I	Voya Intermediate Bond Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 49	$ 37	$ 1,141	$ 2,728
Expenses:					
Mortality and expense risks and other charges	—	18	7	626	893
Total expenses	—	18	7	626	893
Net investment income (loss)	—	31	30	515	1,835
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	(35)	(3)	2,527	(765)
Capital gains distributions	—	—	—	3,773	—
Total realized gain (loss) on investments and capital gains distributions	—	(35)	(3)	6,300	(765)
Net unrealized appreciation (depreciation) of investments	(1)	(61)	(59)	(10,772)	(2,567)
Net realized and unrealized gain (loss) on investments	(1)	(96)	(62)	(4,472)	(3,332)
Net increase (decrease) in net assets resulting from operations	$ (1)	$ (65)	$ (32)	$ (3,957)	$ (1,497)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Global Perspectives® Portfolio - Class A	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 4	$ 11	$ 199	$ 788	$ 142
Expenses:					
Mortality and expense risks and other charges	2	—	36	1,573	62
Total expenses	2	—	36	1,573	62
Net investment income (loss)	2	11	163	(785)	80
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	6	3	(104)	2,848	84
Capital gains distributions	2	4	—	16,390	792
Total realized gain (loss) on investments and capital gains distributions	8	7	(104)	19,238	876
Net unrealized appreciation (depreciation) of investments	(19)	(43)	(199)	(20,848)	(1,572)
Net realized and unrealized gain (loss) on investments	(11)	(36)	(303)	(1,610)	(696)
Net increase (decrease) in net assets resulting from operations	$ (9)	$ (25)	$ (140)	$ (2,395)	$ (616)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Service Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 38	$ 174	$ 46	$ 51	$ 74
Expenses:					
Mortality and expense risks and other charges	26	59	30	38	53
Total expenses	26	59	30	38	53
Net investment income (loss)	12	115	16	13	21
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	8	(4,977)	(18)	180	32
Capital gains distributions	238	6,495	67	242	300
Total realized gain (loss) on investments and capital gains distributions	246	1,518	49	422	332
Net unrealized appreciation (depreciation) of investments	(451)	(1,258)	(162)	(676)	(672)
Net realized and unrealized gain (loss) on investments	(205)	260	(113)	(254)	(340)
Net increase (decrease) in net assets resulting from operations	$ (193)	$ 375	$ (97)	$ (241)	$ (319)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Service Class	VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 69	$ 1	$ 6	$ 33	$ 85
Expenses:					
Mortality and expense risks and other charges	43	—	2	20	10
Total expenses	43	—	2	20	10
Net investment income (loss)	26	1	4	13	75
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(34)	9	(11)	(6)	—
Capital gains distributions	167	4	—	—	—
Total realized gain (loss) on investments and capital gains distributions	133	13	(11)	(6)	—
Net unrealized appreciation (depreciation) of investments	(386)	(11)	3	(62)	(235)
Net realized and unrealized gain (loss) on investments	(253)	2	(8)	(68)	(235)
Net increase (decrease) in net assets resulting from operations	$ (227)	$ 3	$ (4)	$ (55)	$ (160)

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Service Class	VY® Franklin Income Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 29	$ 72	$ 236	$ 17	$ 15
Expenses:					
Mortality and expense risks and other charges	7	12	57	12	24
Total expenses	7	12	57	12	24
Net investment income (loss)	22	60	179	5	(9)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	9	(1)	42	30	9
Capital gains distributions	—	260	—	135	—
Total realized gain (loss) on investments and capital gains distributions	9	259	42	165	9
Net unrealized appreciation (depreciation) of investments	(90)	(563)	(502)	(353)	(336)
Net realized and unrealized gain (loss) on investments	(81)	(304)	(460)	(188)	(327)
Net increase (decrease) in net assets resulting from operations	$ (59)	$ (244)	$ (281)	$ (183)	$ (336)

The accompanying notes are an integral part of these financial statements.

Statements of Operations

For the Year Ended December 31, 2018

(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 57	$ 17	$ 6	$ 870	$ 111
Expenses:					
Mortality and expense risks and other charges	69	34	11	311	55
Total expenses	69	34	11	311	55
Net investment income (loss)	(12)	(17)	(5)	559	56
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	70	—	2	(63)	(189)
Capital gains distributions	—	321	219	2,821	869
Total realized gain (loss) on investments and capital gains distributions	70	321	221	2,758	680
Net unrealized appreciation (depreciation) of investments	(1,900)	(625)	(461)	(3,491)	(1,268)
Net realized and unrealized gain (loss) on investments	(1,830)	(304)	(240)	(733)	(588)
Net increase (decrease) in net assets resulting from operations	$ (1,842)	$ (321)	$ (245)	$ (174)	$ (532)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service Class	Voya Government Money Market Portfolio - Class I	Voya Government Money Market Portfolio - Class S	Voya Global Bond Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 43	$ 9	$ 490	$ 1	$ 581
Expenses:					
Mortality and expense risks and other charges	25	4	377	1	189
Total expenses	25	4	377	1	189
Net investment income (loss)	18	5	113	—	392
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	85	(66)	—	—	(208)
Capital gains distributions	—	33	5	—	—
Total realized gain (loss) on investments and capital gains distributions	85	(33)	5	—	(208)
Net unrealized appreciation (depreciation) of investments	(492)	(23)	—	—	(679)
Net realized and unrealized gain (loss) on investments	(407)	(56)	5	—	(887)
Net increase (decrease) in net assets resulting from operations	$ (389)	$ (51)	$ 118	$ —	$ (495)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Global Bond Portfolio - Service Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution Income Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ 119	$ 169	$ 92	$ 57
Expenses:					
Mortality and expense risks and other charges	—	53	82	47	20
Total expenses	—	53	82	47	20
Net investment income (loss)	1	66	87	45	37
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	(180)	(130)	58	14
Capital gains distributions	—	186	389	308	59
Total realized gain (loss) on investments and capital gains distributions	—	6	259	366	73
Net unrealized appreciation (depreciation) of investments	(1)	(487)	(1,194)	(910)	(203)
Net realized and unrealized gain (loss) on investments	(1)	(481)	(935)	(544)	(130)
Net increase (decrease) in net assets resulting from operations	$ —	(415)	$ (848)	$ (499)	$ (93)

The accompanying notes are an integral part of these financial statements.

36

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Solution Moderately Aggressive Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 4	$ 33	$ —	$ 16	$ 1
Expenses:					
Mortality and expense risks and other charges	3	17	53	19	4
Total expenses	3	17	53	19	4
Net investment income (loss)	1	16	(53)	(3)	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	15	7	(2)	15
Capital gains distributions	10	337	560	181	50
Total realized gain (loss) on investments and capital gains distributions	12	352	567	179	65
Net unrealized appreciation (depreciation) of investments	(36)	(824)	(705)	(337)	(145)
Net realized and unrealized gain (loss) on investments	(24)	(472)	(138)	(158)	(80)
Net increase (decrease) in net assets resulting from operations	$ (23)	$ (456)	$ (191)	$ (161)	$ (83)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 11	$ 1,102	$ 35	$ 1,015	$ 610
Expenses:					
Mortality and expense risks and other					
charges	7	707	26	793	139
Total expenses	7	707	26	793	139
Net investment income (loss)	4	395	9	222	471
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	22	1,655	23	3,685	(151)
Capital gains distributions	—	3,519	278	4,399	—
Total realized gain (loss) on investments					
and capital gains distributions	22	5,174	301	8,084	(151)
Net unrealized appreciation					
(depreciation) of investments	(129)	(11,458)	(729)	(17,312)	(743)
Net realized and unrealized gain (loss)					
on investments	(107)	(6,284)	(428)	(9,228)	(894)
Net increase (decrease) in net assets					
resulting from operations	$ (103)	$ (5,889)	$ (419)	$ (9,006)	$ (423)

The accompanying notes are an integral part of these financial statements.

38

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 74	$ 92	$ 216	$ 106	$ 140
Expenses:					
Mortality and expense risks and other					
charges	490	460	118	53	82
Total expenses	490	460	118	53	82
Net investment income (loss)	(416)	(368)	98	53	58
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,697	2,279	548	151	857
Capital gains distributions	3,994	6,271	—	88	—
Total realized gain (loss) on investments					
and capital gains distributions	6,691	8,550	548	239	857
Net unrealized appreciation					
(depreciation) of investments	(7,734)	(8,747)	(2,312)	(504)	(1,486)
Net realized and unrealized gain (loss)					
on investments	(1,043)	(197)	(1,764)	(265)	(629)
Net increase (decrease) in net assets					
resulting from operations	$ (1,459)	$ (565)	$ (1,666)	$ (212)	$ (571)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Emerging Markets Index Portfolio - Class I	Voya Euro STOXX 50® Index Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 174	$ 21	$ 3,833	$ 15	$ 1
Expenses:					
Mortality and expense risks and other					
charges	90	20	2,496	2	—
Total expenses	90	20	2,496	2	—
Net investment income (loss)	84	1	1,337	13	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	306	38	11,244	14	—
Capital gains distributions	—	144	19,826	—	1
Total realized gain (loss) on investments					
and capital gains distributions	306	182	31,070	14	1
Net unrealized appreciation					
(depreciation) of investments	(922)	(270)	(43,263)	(153)	(10)
Net realized and unrealized gain (loss)					
on investments	(616)	(88)	(12,193)	(139)	(9)
Net increase (decrease) in net assets					
resulting from operations	$ (532)	$ (87)	$ (10,856)	$ (126)	$ (8)

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Global Equity Portfolio - Class I	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 107	$ 46	$ 925	$ 72	$ 34
Expenses:					
Mortality and expense risks and other charges	17	13	766	55	33
Total expenses	17	13	766	55	33
Net investment income (loss)	90	33	159	17	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	81	22	4,983	15	171
Capital gains distributions	—	—	4,875	814	492
Total realized gain (loss) on investments and capital gains distributions	81	22	9,858	829	663
Net unrealized appreciation (depreciation) of investments	(352)	(157)	(15,581)	(1,755)	(1,130)
Net realized and unrealized gain (loss) on investments	(271)	(135)	(5,723)	(926)	(467)
Net increase (decrease) in net assets resulting from operations	$ (181)	$ (102)	$ (5,564)	$ (909)	$ (466)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 346	$ 1	$ 306	$ 283	$ 818
Expenses:					
Mortality and expense risks and other charges	142	1	368	209	448
Total expenses	142	1	368	209	448
Net investment income (loss)	204	—	(62)	74	370
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	77	—	3,036	1,535	846
Capital gains distributions	—	—	975	—	1,187
Total realized gain (loss) on investments and capital gains distributions	77	—	4,011	1,535	2,033
Net unrealized appreciation (depreciation) of investments	(2,096)	(8)	(4,382)	(2,325)	(5,014)
Net realized and unrealized gain (loss) on investments	(2,019)	(8)	(371)	(790)	(2,981)
Net increase (decrease) in net assets resulting from operations	$ (1,815)	$ (8)	$ (433)	$ (716)	$ (2,611)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 22	$ 5	$ 25	$ 17	$ 123
Expenses:					
Mortality and expense risks and other					
charges	15	10	12	12	282
Total expenses	15	10	12	12	282
Net investment income (loss)	7	(5)	13	5	(159)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	28	274	(27)	(7)	513
Capital gains distributions	36	136	197	89	3,556
Total realized gain (loss) on investments					
and capital gains distributions	64	410	170	82	4,069
Net unrealized appreciation					
(depreciation) of investments	(158)	(396)	(341)	(261)	(7,638)
Net realized and unrealized gain (loss)					
on investments	(94)	14	(171)	(179)	(3,569)
Net increase (decrease) in net assets					
resulting from operations	$ (87)	$ 9	$ (158)	$ (174)	$ (3,728)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 35	$ —	$ —	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	12	192	41	13	34
Total expenses	12	192	41	13	34
Net investment income (loss)	23	(192)	(41)	(13)	(34)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(18)	111	14	1	33
Capital gains distributions	—	1,748	350	412	454
Total realized gain (loss) on investments and capital gains distributions	(18)	1,859	364	413	487
Net unrealized appreciation (depreciation) of investments	(23)	(3,007)	(601)	(825)	(890)
Net realized and unrealized gain (loss) on investments	(41)	(1,148)	(237)	(412)	(403)
Net increase (decrease) in net assets resulting from operations	$ (18)	$ (1,340)	$ (278)	$ (425)	$ (437)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Wanger International	Wanger Select	Wanger USA
Net investment income (loss)			
Investment Income:			
Dividends	$ 43	$ 4	$ 2
Expenses:			
Mortality and expense risks and other charges	14	13	11
Total expenses	14	13	11
Net investment income (loss)	29	(9)	(9)
Realized and unrealized gain (loss) on investments			
Net realized gain (loss) on investments	(65)	(51)	(157)
Capital gains distributions	238	254	348
Total realized gain (loss) on investments and capital gains distributions	173	203	191
Net unrealized appreciation (depreciation) of investments	(594)	(487)	(278)
Net realized and unrealized gain (loss) on investments	(421)	(284)	(87)
Net increase (decrease) in net assets resulting from operations	$ (392)	$ (293)	$ (96)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Growth Fund - Class 2	Growth-Income Fund - Class 2
Net assets at January 1, 2017	$ 886	$ 1,489	$ 100	$ 88
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	1	1	4
Total realized gain (loss) on investments and capital gains distributions	320	161	34	11
Net unrealized appreciation (depreciation) of investments	(90)	5	39	21
Net increase (decrease) in net assets resulting from operations	223	167	74	36
Changes from principal transactions:				
Total unit transactions	(462)	(195)	539	171
Increase (decrease) in net assets derived from principal transactions	(462)	(195)	539	171
Total increase (decrease) in net assets	(239)	(28)	613	207
Net assets at December 31, 2017	647	1,461	713	295
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	(1)	2	6
Total realized gain (loss) on investments and capital gains distributions	61	159	100	28
Net unrealized appreciation (depreciation) of investments	(106)	(288)	(135)	(47)
Net increase (decrease) in net assets resulting from operations	(52)	(130)	(33)	(13)
Changes from principal transactions:				
Total unit transactions	143	(193)	342	113
Increase (decrease) in net assets derived from principal transactions	143	(193)	342	113
Total increase (decrease) in net assets	91	(323)	309	100
Net assets at December 31, 2018	$ 738	$ 1,138	$ 1,022	$ 395

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	International Fund - Class 2	Calvert VP SRI Balanced Portfolio	Federated Fund for U.S. Government Securities II - Primary Shares	Federated Government Money Fund II - Service Shares
Net assets at January 1, 2017	$ 54	$ 1,605	$ 188	$ 537
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	16	2	(5)
Total realized gain (loss) on investments and capital gains distributions	1	10	—	—
Net unrealized appreciation (depreciation) of investments	22	137	—	—
Net increase (decrease) in net assets resulting from operations	25	163	2	(5)
Changes from principal transactions:				
Total unit transactions	124	(249)	(34)	(48)
Increase (decrease) in net assets derived from principal transactions	124	(249)	(34)	(48)
Total increase (decrease) in net assets	149	(86)	(32)	(53)
Net assets at December 31, 2017	203	1,519	156	484
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	17	2	(1)
Total realized gain (loss) on investments and capital gains distributions	17	188	(1)	—
Net unrealized appreciation (depreciation) of investments	(45)	(272)	(3)	—
Net increase (decrease) in net assets resulting from operations	(25)	(67)	(2)	(1)
Changes from principal transactions:				
Total unit transactions	(14)	498	(9)	(83)
Increase (decrease) in net assets derived from principal transactions	(14)	498	(9)	(83)
Total increase (decrease) in net assets	(39)	431	(11)	(84)
Net assets at December 31, 2018	$ 164	$ 1,950	$ 145	$ 400

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares	Federated Managed Tail Risk Fund II - Primary Shares	Federated Managed Volatility Fund II - Primary Shares
Net assets at January 1, 2017	$ 1,822	$ 1,119	$ 2,137	$ 1,816
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	97	(15)	5	44
Total realized gain (loss) on investments and capital gains distributions	8	155	(88)	83
Net unrealized appreciation (depreciation) of investments	(9)	119	263	134
Net increase (decrease) in net assets resulting from operations	96	259	180	261
Changes from principal transactions:				
Total unit transactions	(112)	(260)	(462)	(511)
Increase (decrease) in net assets derived from principal transactions	(112)	(260)	(462)	(511)
Total increase (decrease) in net assets	(16)	(1)	(282)	(250)
Net assets at December 31, 2017	1,806	1,118	1,855	1,566
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	107	(16)	44	14
Total realized gain (loss) on investments and capital gains distributions	(15)	104	(243)	48
Net unrealized appreciation (depreciation) of investments	(165)	(45)	177	(342)
Net increase (decrease) in net assets resulting from operations	(73)	43	(22)	(280)
Changes from principal transactions:				
Total unit transactions	(245)	(149)	(1,833)	1,294
Increase (decrease) in net assets derived from principal transactions	(245)	(149)	(1,833)	1,294
Total increase (decrease) in net assets	(318)	(106)	(1,855)	1,014
Net assets at December 31, 2018	$ 1,488	$ 1,012	$ —	$ 2,580

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Net assets at January 1, 2017	$ 10,017	$ 10,441	$ 165	$ 2,353
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	64	(92)	6	20
Total realized gain (loss) on investments and capital gains distributions	49	1,981	—	46
Net unrealized appreciation (depreciation) of investments	1,001	1,674	3	614
Net increase (decrease) in net assets resulting from operations	1,114	3,563	9	680
Changes from principal transactions:				
Total unit transactions	(1,327)	68	(16)	403
Increase (decrease) in net assets derived from principal transactions	(1,327)	68	(16)	403
Total increase (decrease) in net assets	(213)	3,631	(7)	1,083
Net assets at December 31, 2017	9,804	14,072	158	3,436
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	115	(103)	6	21
Total realized gain (loss) on investments and capital gains distributions	468	2,950	(1)	54
Net unrealized appreciation (depreciation) of investments	(1,417)	(3,050)	(12)	(600)
Net increase (decrease) in net assets resulting from operations	(834)	(203)	(7)	(525)
Changes from principal transactions:				
Total unit transactions	(722)	647	(14)	(137)
Increase (decrease) in net assets derived from principal transactions	(722)	647	(14)	(137)
Total increase (decrease) in net assets	(1,556)	444	(21)	(662)
Net assets at December 31, 2018	$ 8,248	$ 14,516	$ 137	$ 2,774

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value VIP Fund - Class 2
Net assets at January 1, 2017	$ 32,434	$ 18,448	$ 446	$ 2,745
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	52	76	4	(7)
Total realized gain (loss) on investments and capital gains distributions	3,277	963	6	8
Net unrealized appreciation (depreciation) of investments	3,217	2,459	3	198
Net increase (decrease) in net assets resulting from operations	6,546	3,498	13	199
Changes from principal transactions:				
Total unit transactions	(2,485)	(1,935)	(49)	(847)
Increase (decrease) in net assets derived from principal transactions	(2,485)	(1,935)	(49)	(847)
Total increase (decrease) in net assets	4,061	1,563	(36)	(648)
Net assets at December 31, 2017	36,495	20,011	410	2,097
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(49)	81	4	1
Total realized gain (loss) on investments and capital gains distributions	5,036	1,967	2	288
Net unrealized appreciation (depreciation) of investments	(7,134)	(3,016)	(15)	(568)
Net increase (decrease) in net assets resulting from operations	(2,147)	(968)	(9)	(279)
Changes from principal transactions:				
Total unit transactions	(4,312)	(2,373)	(26)	(37)
Increase (decrease) in net assets derived from principal transactions	(4,312)	(2,373)	(26)	(37)
Total increase (decrease) in net assets	(6,459)	(3,341)	(35)	(316)
Net assets at December 31, 2018	$ 30,036	$ 16,670	$ 375	$ 1,781

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Janus Henderson Balanced Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Net assets at January 1, 2017	$ 9	$ 1,735	$ 302	$ 996
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(8)	—	1
Total realized gain (loss) on investments and capital gains distributions	—	264	17	44
Net unrealized appreciation (depreciation) of investments	1	(159)	27	86
Net increase (decrease) in net assets resulting from operations	1	97	44	131
Changes from principal transactions:				
Total unit transactions	—	(112)	(33)	(134)
Increase (decrease) in net assets derived from principal transactions	—	(112)	(33)	(134)
Total increase (decrease) in net assets	1	(15)	11	(3)
Net assets at December 31, 2017	10	1,720	313	993
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(6)	—	(5)
Total realized gain (loss) on investments and capital gains distributions	—	187	61	78
Net unrealized appreciation (depreciation) of investments	—	(389)	(84)	(165)
Net increase (decrease) in net assets resulting from operations	—	(208)	(23)	(92)
Changes from principal transactions:				
Total unit transactions	—	(397)	(66)	(349)
Increase (decrease) in net assets derived from principal transactions	—	(397)	(66)	(349)
Total increase (decrease) in net assets	—	(605)	(89)	(441)
Net assets at December 31, 2018	$ 10	$ 1,115	$ 224	$ 552

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer High Yield VCT Portfolio - Class I
Net assets at January 1, 2017	$ 115	$ 5	$ 2,374	$ 581
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	—	33	26
Total realized gain (loss) on investments and capital gains distributions	18	—	(142)	(14)
Net unrealized appreciation (depreciation) of investments	24	2	167	29
Net increase (decrease) in net assets resulting from operations	40	2	58	41
Changes from principal transactions:				
Total unit transactions	24	(1)	(317)	173
Increase (decrease) in net assets derived from principal transactions	24	(1)	(317)	173
Total increase (decrease) in net assets	64	1	(259)	214
Net assets at December 31, 2017	179	6	2,115	795
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	—	31	30
Total realized gain (loss) on investments and capital gains distributions	28	—	(35)	(3)
Net unrealized appreciation (depreciation) of investments	(33)	(1)	(61)	(59)
Net increase (decrease) in net assets resulting from operations	(7)	(1)	(65)	(32)
Changes from principal transactions:				
Total unit transactions	(63)	—	(252)	(11)
Increase (decrease) in net assets derived from principal transactions	(63)	—	(252)	(11)
Total increase (decrease) in net assets	(70)	(1)	(317)	(43)
Net assets at December 31, 2018	$ 109	$ 5	$ 1,798	$ 752

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Balanced Portfolio - Class I	Voya Intermediate Bond Portfolio - Class I	Voya Global Perspectives® Portfolio - Class A	Voya Global Perspectives® Portfolio - Class I
Net assets at January 1, 2017	$ 54,205	$ 91,044	$ 385	$ 76
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	763	1,908	2	2
Total realized gain (loss) on investments and capital gains distributions	1,753	211	6	2
Net unrealized appreciation (depreciation) of investments	4,492	1,189	21	9
Net increase (decrease) in net assets resulting from operations	7,008	3,308	29	13
Changes from principal transactions:				
Total unit transactions	(4,774)	(10,455)	(241)	279
Increase (decrease) in net assets derived from principal transactions	(4,774)	(10,455)	(241)	279
Total increase (decrease) in net assets	2,234	(7,147)	(212)	292
Net assets at December 31, 2017	56,439	83,897	173	368
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	515	1,835	2	11
Total realized gain (loss) on investments and capital gains distributions	6,300	(765)	8	7
Net unrealized appreciation (depreciation) of investments	(10,772)	(2,567)	(19)	(43)
Net increase (decrease) in net assets resulting from operations	(3,957)	(1,497)	(9)	(25)
Changes from principal transactions:				
Total unit transactions	(7,352)	(14,101)	(81)	(13)
Increase (decrease) in net assets derived from principal transactions	(7,352)	(14,101)	(81)	(13)
Total increase (decrease) in net assets	(11,309)	(15,598)	(90)	(38)
Net assets at December 31, 2018	$ 45,130	$ 68,299	$ 83	$ 330

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class
Net assets at January 1, 2017	$ 3,679	$ 110,998	$ 7,923	$ 2,561
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	221	(729)	124	20
Total realized gain (loss) on investments and capital gains distributions	(37)	10,257	223	64
Net unrealized appreciation (depreciation) of investments	6	20,190	586	184
Net increase (decrease) in net assets resulting from operations	190	29,718	933	268
Changes from principal transactions:				
Total unit transactions	464	(13,548)	(1,008)	(599)
Increase (decrease) in net assets derived from principal transactions	464	(13,548)	(1,008)	(599)
Total increase (decrease) in net assets	654	16,170	(75)	(331)
Net assets at December 31, 2017	4,333	127,168	7,848	2,230
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	163	(785)	80	12
Total realized gain (loss) on investments and capital gains distributions	(104)	19,238	876	246
Net unrealized appreciation (depreciation) of investments	(199)	(20,848)	(1,572)	(451)
Net increase (decrease) in net assets resulting from operations	(140)	(2,395)	(616)	(193)
Changes from principal transactions:				
Total unit transactions	(919)	(13,596)	(955)	(115)
Increase (decrease) in net assets derived from principal transactions	(919)	(13,596)	(955)	(115)
Total increase (decrease) in net assets	(1,059)	(15,991)	(1,571)	(308)
Net assets at December 31, 2018	$ 3,274	$ 111,177	$ 6,277	$ 1,922

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class
Net assets at January 1, 2017	$ 7,064	$ 2,671	$ 4,078	$ 3,289
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	4	14	18
Total realized gain (loss) on investments and capital gains distributions	728	31	631	333
Net unrealized appreciation (depreciation) of investments	627	128	(125)	62
Net increase (decrease) in net assets resulting from operations	1,345	163	520	413
Changes from principal transactions:				
Total unit transactions	(795)	(200)	(1,122)	(452)
Increase (decrease) in net assets derived from principal transactions	(795)	(200)	(1,122)	(452)
Total increase (decrease) in net assets	550	(37)	(602)	(39)
Net assets at December 31, 2017	7,614	2,634	3,476	3,250
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	115	16	13	21
Total realized gain (loss) on investments and capital gains distributions	1,518	49	422	332
Net unrealized appreciation (depreciation) of investments	(1,258)	(162)	(676)	(672)
Net increase (decrease) in net assets resulting from operations	375	(97)	(241)	(319)
Changes from principal transactions:				
Total unit transactions	(7,989)	(154)	(632)	1,131
Increase (decrease) in net assets derived from principal transactions	(7,989)	(154)	(632)	1,131
Total increase (decrease) in net assets	(7,614)	(251)	(873)	812
Net assets at December 31, 2018	$ —	$ 2,383	$ 2,603	$ 4,062

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Service Class	VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class
Net assets at January 1, 2017	$ 3,805	$ 77	$ 275	$ 1,983
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	20	—	2	(1)
Total realized gain (loss) on investments and capital gains distributions	248	9	(4)	(23)
Net unrealized appreciation (depreciation) of investments	127	4	7	46
Net increase (decrease) in net assets resulting from operations	395	13	5	22
Changes from principal transactions:				
Total unit transactions	(276)	(22)	(11)	(220)
Increase (decrease) in net assets derived from principal transactions	(276)	(22)	(11)	(220)
Total increase (decrease) in net assets	119	(9)	(6)	(198)
Net assets at December 31, 2017	3,924	68	269	1,785
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	26	1	4	13
Total realized gain (loss) on investments and capital gains distributions	133	13	(11)	(6)
Net unrealized appreciation (depreciation) of investments	(386)	(11)	3	(62)
Net increase (decrease) in net assets resulting from operations	(227)	3	(4)	(55)
Changes from principal transactions:				
Total unit transactions	(427)	(40)	(124)	(219)
Increase (decrease) in net assets derived from principal transactions	(427)	(40)	(124)	(219)
Total increase (decrease) in net assets	(654)	(37)	(128)	(274)
Net assets at December 31, 2018	$ 3,270	$ 31	$ 141	$ 1,511

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Service Class	VY® Franklin Income Portfolio - Service Class
Net assets at January 1, 2017	$ 1,795	$ 714	$ 4,327	$ 5,178
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	55	15	57	162
Total realized gain (loss) on investments and capital gains distributions	36	9	174	155
Net unrealized appreciation (depreciation) of investments	73	36	(74)	126
Net increase (decrease) in net assets resulting from operations	164	60	157	443
Changes from principal transactions:				
Total unit transactions	(143)	(106)	(1,176)	(770)
Increase (decrease) in net assets derived from principal transactions	(143)	(106)	(1,176)	(770)
Total increase (decrease) in net assets	21	(46)	(1,019)	(327)
Net assets at December 31, 2017	1,816	668	3,308	4,851
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	75	22	60	179
Total realized gain (loss) on investments and capital gains distributions	—	9	259	42
Net unrealized appreciation (depreciation) of investments	(235)	(90)	(563)	(502)
Net increase (decrease) in net assets resulting from operations	(160)	(59)	(244)	(281)
Changes from principal transactions:				
Total unit transactions	(187)	(99)	(542)	(436)
Increase (decrease) in net assets derived from principal transactions	(187)	(99)	(542)	(436)
Total increase (decrease) in net assets	(347)	(158)	(786)	(717)
Net assets at December 31, 2018	$ 1,469	$ 510	$ 2,522	$ 4,134

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Net assets at January 1, 2017	$ 1,125	$ 1,475	$ 6,373	$ 2,720
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	(12)	(23)	(14)
Total realized gain (loss) on investments and capital gains distributions	36	3	(52)	193
Net unrealized appreciation (depreciation) of investments	114	597	2,806	167
Net increase (decrease) in net assets resulting from operations	166	588	2,731	346
Changes from principal transactions:				
Total unit transactions	158	(159)	994	(409)
Increase (decrease) in net assets derived from principal transactions	158	(159)	994	(409)
Total increase (decrease) in net assets	324	429	3,725	(63)
Net assets at December 31, 2017	1,449	1,904	10,098	2,657
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	(9)	(12)	(17)
Total realized gain (loss) on investments and capital gains distributions	165	9	70	321
Net unrealized appreciation (depreciation) of investments	(353)	(336)	(1,900)	(625)
Net increase (decrease) in net assets resulting from operations	(183)	(336)	(1,842)	(321)
Changes from principal transactions:				
Total unit transactions	(234)	(155)	(88)	59
Increase (decrease) in net assets derived from principal transactions	(234)	(155)	(88)	59
Total increase (decrease) in net assets	(417)	(491)	(1,930)	(262)
Net assets at December 31, 2018	$ 1,032	$ 1,413	$ 8,168	$ 2,395

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Service Class
Net assets at January 1, 2017	$ 1,130	$ 33,131	$ 5,532	$ 2,111
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	143	66	3
Total realized gain (loss) on investments and capital gains distributions	56	2,010	501	115
Net unrealized appreciation (depreciation) of investments	121	2,551	224	455
Net increase (decrease) in net assets resulting from operations	175	4,704	791	573
Changes from principal transactions:				
Total unit transactions	235	1,373	(191)	18
Increase (decrease) in net assets derived from principal transactions	235	1,373	(191)	18
Total increase (decrease) in net assets	410	6,077	600	591
Net assets at December 31, 2017	1,540	39,208	6,132	2,702
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	559	56	18
Total realized gain (loss) on investments and capital gains distributions	221	2,758	680	85
Net unrealized appreciation (depreciation) of investments	(461)	(3,491)	(1,268)	(492)
Net increase (decrease) in net assets resulting from operations	(245)	(174)	(532)	(389)
Changes from principal transactions:				
Total unit transactions	446	240	(947)	(140)
Increase (decrease) in net assets derived from principal transactions	446	240	(947)	(140)
Total increase (decrease) in net assets	201	66	(1,479)	(529)
Net assets at December 31, 2018	$ 1,741	$ 39,274	$ 4,653	$ 2,173

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® Templeton Global Growth Portfolio - Service Class	Voya Government Money Market Portfolio - Class I	Voya Government Money Market Portfolio - Class S	Voya Global Bond Portfolio - Initial Class
Net assets at January 1, 2017	$ 371	$ 36,520	$ 42	$ 16,720
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(211)	—	225
Total realized gain (loss) on investments and capital gains distributions	(35)	7	—	(265)
Net unrealized appreciation (depreciation) of investments	92	—	—	1,357
Net increase (decrease) in net assets resulting from operations	59	(204)	—	1,317
Changes from principal transactions:				
Total unit transactions	(40)	(2,746)	2	(786)
Increase (decrease) in net assets derived from principal transactions	(40)	(2,746)	2	(786)
Total increase (decrease) in net assets	19	(2,950)	2	531
Net assets at December 31, 2017	390	33,570	44	17,251
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	113	—	392
Total realized gain (loss) on investments and capital gains distributions	(33)	5	—	(208)
Net unrealized appreciation (depreciation) of investments	(23)	—	—	(679)
Net increase (decrease) in net assets resulting from operations	(51)	118	—	(495)
Changes from principal transactions:				
Total unit transactions	(97)	(510)	(44)	(2,427)
Increase (decrease) in net assets derived from principal transactions	(97)	(510)	(44)	(2,427)
Total increase (decrease) in net assets	(148)	(392)	(44)	(2,922)
Net assets at December 31, 2018	$ 242	$ 33,178	$ —	$ 14,329

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Global Bond Portfolio - Service Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service Class
Net assets at January 1, 2017	$ 23	$ 4,353	$ 7,192	$ 5,515
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	50	67	37
Total realized gain (loss) on investments and capital gains distributions	—	100	279	230
Net unrealized appreciation (depreciation) of investments	2	510	1,076	985
Net increase (decrease) in net assets resulting from operations	3	660	1,422	1,252
Changes from principal transactions:				
Total unit transactions	(3)	587	1,339	1,036
Increase (decrease) in net assets derived from principal transactions	(3)	587	1,339	1,036
Total increase (decrease) in net assets	—	1,247	2,761	2,288
Net assets at December 31, 2017	23	5,600	9,953	7,803
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	66	87	45
Total realized gain (loss) on investments and capital gains distributions	—	6	259	366
Net unrealized appreciation (depreciation) of investments	(1)	(487)	(1,194)	(910)
Net increase (decrease) in net assets resulting from operations	—	(415)	(848)	(499)
Changes from principal transactions:				
Total unit transactions	(2)	337	(542)	(1,992)
Increase (decrease) in net assets derived from principal transactions	(2)	337	(542)	(1,992)
Total increase (decrease) in net assets	(2)	(78)	(1,390)	(2,491)
Net assets at December 31, 2018	$ 21	$ 5,522	$ 8,563	$ 5,312

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Solution Income Portfolio - Service Class	Voya Solution Moderately Aggressive Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Service Class
Net assets at January 1, 2017	$ 2,784	$ 161	$ 3,148	$ 3,799
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	37	—	13	(9)
Total realized gain (loss) on investments and capital gains distributions	46	8	132	575
Net unrealized appreciation (depreciation) of investments	136	19	163	475
Net increase (decrease) in net assets resulting from operations	219	27	308	1,041
Changes from principal transactions:				
Total unit transactions	(440)	8	(98)	87
Increase (decrease) in net assets derived from principal transactions	(440)	8	(98)	87
Total increase (decrease) in net assets	(221)	35	210	1,128
Net assets at December 31, 2017	2,563	196	3,358	4,927
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	37	1	16	(53)
Total realized gain (loss) on investments and capital gains distributions	73	12	352	567
Net unrealized appreciation (depreciation) of investments	(203)	(36)	(824)	(705)
Net increase (decrease) in net assets resulting from operations	(93)	(23)	(456)	(191)
Changes from principal transactions:				
Total unit transactions	(176)	25	(430)	302
Increase (decrease) in net assets derived from principal transactions	(176)	25	(430)	302
Total increase (decrease) in net assets	(269)	2	(886)	111
Net assets at December 31, 2018	$ 2,294	$ 198	$ 2,472	$ 5,038

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Initial Class
Net assets at January 1, 2017	$ 1,564	$ 573	$ 724	$ 67,371
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(4)	3	606
Total realized gain (loss) on investments and capital gains distributions	84	58	17	5,866
Net unrealized appreciation (depreciation) of investments	226	(3)	88	(534)
Net increase (decrease) in net assets resulting from operations	307	51	108	5,938
Changes from principal transactions:				
Total unit transactions	(4)	(91)	(34)	(9,674)
Increase (decrease) in net assets derived from principal transactions	(4)	(91)	(34)	(9,674)
Total increase (decrease) in net assets	303	(40)	74	(3,736)
Net assets at December 31, 2017	1,867	533	798	63,635
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(3)	4	395
Total realized gain (loss) on investments and capital gains distributions	179	65	22	5,174
Net unrealized appreciation (depreciation) of investments	(337)	(145)	(129)	(11,458)
Net increase (decrease) in net assets resulting from operations	(161)	(83)	(103)	(5,889)
Changes from principal transactions:				
Total unit transactions	(208)	(93)	(1)	(8,538)
Increase (decrease) in net assets derived from principal transactions	(208)	(93)	(1)	(8,538)
Total increase (decrease) in net assets	(369)	(176)	(104)	(14,427)
Net assets at December 31, 2018	$ 1,498	$ 357	$ 694	$ 49,208

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net assets at January 1, 2017	$ 3,693	$ 58,097	$ 13,417	$ 39,497
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	(61)	487	(220)
Total realized gain (loss) on investments and capital gains distributions	534	1,384	68	4,967
Net unrealized appreciation (depreciation) of investments	(63)	17,981	223	3,882
Net increase (decrease) in net assets resulting from operations	465	19,304	778	8,629
Changes from principal transactions:				
Total unit transactions	(211)	(6,415)	(2,010)	(5,071)
Increase (decrease) in net assets derived from principal transactions	(211)	(6,415)	(2,010)	(5,071)
Total increase (decrease) in net assets	254	12,889	(1,232)	3,558
Net assets at December 31, 2017	3,947	70,986	12,185	43,055
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	222	471	(416)
Total realized gain (loss) on investments and capital gains distributions	301	8,084	(151)	6,691
Net unrealized appreciation (depreciation) of investments	(729)	(17,312)	(743)	(7,734)
Net increase (decrease) in net assets resulting from operations	(419)	(9,006)	(423)	(1,459)
Changes from principal transactions:				
Total unit transactions	(810)	(7,588)	(1,514)	(4,878)
Increase (decrease) in net assets derived from principal transactions	(810)	(7,588)	(1,514)	(4,878)
Total increase (decrease) in net assets	(1,229)	(16,594)	(1,937)	(6,337)
Net assets at December 31, 2018	$ 2,718	$ 54,392	$ 10,248	$ 36,718

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Net assets at January 1, 2017	$ 31,534	$ 10,552	$ 5,311	$ 7,200
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(406)	101	57	46
Total realized gain (loss) on investments and capital gains distributions	7,177	178	317	486
Net unrealized appreciation (depreciation) of investments	2,920	1,882	67	623
Net increase (decrease) in net assets resulting from operations	9,691	2,161	441	1,155
Changes from principal transactions:				
Total unit transactions	(3,107)	(718)	(1,151)	(261)
Increase (decrease) in net assets derived from principal transactions	(3,107)	(718)	(1,151)	(261)
Total increase (decrease) in net assets	6,584	1,443	(710)	894
Net assets at December 31, 2017	38,118	11,995	4,601	8,094
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(368)	98	53	58
Total realized gain (loss) on investments and capital gains distributions	8,550	548	239	857
Net unrealized appreciation (depreciation) of investments	(8,747)	(2,312)	(504)	(1,486)
Net increase (decrease) in net assets resulting from operations	(565)	(1,666)	(212)	(571)
Changes from principal transactions:				
Total unit transactions	(3,255)	(1,668)	(663)	(1,646)
Increase (decrease) in net assets derived from principal transactions	(3,255)	(1,668)	(663)	(1,646)
Total increase (decrease) in net assets	(3,820)	(3,334)	(875)	(2,217)
Net assets at December 31, 2018	$ 34,298	$ 8,661	$ 3,726	$ 5,877

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Emerging Markets Index Portfolio - Class I
Net assets at January 1, 2017	$ 7,871	$ 1,520	$ 209,483	$ 71
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	55	1	1,514	1
Total realized gain (loss) on investments and capital gains distributions	432	232	35,328	20
Net unrealized appreciation (depreciation) of investments	469	31	1,443	38
Net increase (decrease) in net assets resulting from operations	956	264	38,285	59
Changes from principal transactions:				
Total unit transactions	(996)	(182)	(17,608)	397
Increase (decrease) in net assets derived from principal transactions	(996)	(182)	(17,608)	397
Total increase (decrease) in net assets	(40)	82	20,677	456
Net assets at December 31, 2017	7,831	1,602	230,160	527
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	84	1	1,337	13
Total realized gain (loss) on investments and capital gains distributions	306	182	31,070	14
Net unrealized appreciation (depreciation) of investments	(922)	(270)	(43,263)	(153)
Net increase (decrease) in net assets resulting from operations	(532)	(87)	(10,856)	(126)
Changes from principal transactions:				
Total unit transactions	(349)	(142)	(26,800)	368
Increase (decrease) in net assets derived from principal transactions	(349)	(142)	(26,800)	368
Total increase (decrease) in net assets	(881)	(229)	(37,656)	242
Net assets at December 31, 2018	$ 6,950	$ 1,373	$ 192,504	$ 769

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Euro STOXX 50® Index Portfolio - Class I	Voya Global Equity Portfolio - Class I	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I
Net assets at January 1, 2017	$ 43	$ 2,225	$ 972	$ 58,987
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	35	9	273
Total realized gain (loss) on investments and capital gains distributions	2	48	6	8,029
Net unrealized appreciation (depreciation) of investments	6	387	194	4,733
Net increase (decrease) in net assets resulting from operations	10	470	209	13,035
Changes from principal transactions:				
Total unit transactions	(9)	(312)	(45)	(6,391)
Increase (decrease) in net assets derived from principal transactions	(9)	(312)	(45)	(6,391)
Total increase (decrease) in net assets	1	158	164	6,644
Net assets at December 31, 2017	44	2,383	1,136	65,631
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	90	33	159
Total realized gain (loss) on investments and capital gains distributions	1	81	22	9,858
Net unrealized appreciation (depreciation) of investments	(10)	(352)	(157)	(15,581)
Net increase (decrease) in net assets resulting from operations	(8)	(181)	(102)	(5,564)
Changes from principal transactions:				
Total unit transactions	6	(382)	(161)	571
Increase (decrease) in net assets derived from principal transactions	6	(382)	(161)	571
Total increase (decrease) in net assets	(2)	(563)	(263)	(4,993)
Net assets at December 31, 2018	$ 42	$ 1,820	$ 873	$ 60,638

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S
Net assets at January 1, 2017	$ 7,291	$ 4,216	$ 11,111	$ 28
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	43	5	150	1
Total realized gain (loss) on investments and capital gains distributions	990	1,104	28	—
Net unrealized appreciation (depreciation) of investments	(131)	(759)	2,318	7
Net increase (decrease) in net assets resulting from operations	902	350	2,496	8
Changes from principal transactions:				
Total unit transactions	(662)	(546)	(1,068)	14
Increase (decrease) in net assets derived from principal transactions	(662)	(546)	(1,068)	14
Total increase (decrease) in net assets	240	(196)	1,428	22
Net assets at December 31, 2017	7,531	4,020	12,539	50
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	17	1	204	—
Total realized gain (loss) on investments and capital gains distributions	829	663	77	—
Net unrealized appreciation (depreciation) of investments	(1,755)	(1,130)	(2,096)	(8)
Net increase (decrease) in net assets resulting from operations	(909)	(466)	(1,815)	(8)
Changes from principal transactions:				
Total unit transactions	(1,318)	(360)	(514)	—
Increase (decrease) in net assets derived from principal transactions	(1,318)	(360)	(514)	—
Total increase (decrease) in net assets	(2,227)	(826)	(2,329)	(8)
Net assets at December 31, 2018	$ 5,304	$ 3,194	$ 10,210	$ 42

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S
Net assets at January 1, 2017	$ 25,032	$ 16,274	$ 38,918	$ 1,136
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	76	319	5
Total realized gain (loss) on investments and capital gains distributions	3,276	1,579	685	24
Net unrealized appreciation (depreciation) of investments	3,847	1,612	3,319	96
Net increase (decrease) in net assets resulting from operations	7,098	3,267	4,323	125
Changes from principal transactions:				
Total unit transactions	(2,799)	(2,003)	(4,822)	(75)
Increase (decrease) in net assets derived from principal transactions	(2,799)	(2,003)	(4,822)	(75)
Total increase (decrease) in net assets	4,299	1,264	(499)	50
Net assets at December 31, 2017	29,331	17,538	38,419	1,186
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(62)	74	370	7
Total realized gain (loss) on investments and capital gains distributions	4,011	1,535	2,033	64
Net unrealized appreciation (depreciation) of investments	(4,382)	(2,325)	(5,014)	(158)
Net increase (decrease) in net assets resulting from operations	(433)	(716)	(2,611)	(87)
Changes from principal transactions:				
Total unit transactions	(2,561)	(1,185)	(5,108)	(123)
Increase (decrease) in net assets derived from principal transactions	(2,561)	(1,185)	(5,108)	(123)
Total increase (decrease) in net assets	(2,994)	(1,901)	(7,719)	(210)
Net assets at December 31, 2018	$ 26,337	$ 15,637	$ 30,700	$ 976

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I
Net assets at January 1, 2017	$ 980	$ 1,525	$ 1,287	$ 25,664
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	12	6	(214)
Total realized gain (loss) on investments and capital gains distributions	32	90	80	4,449
Net unrealized appreciation (depreciation) of investments	199	161	93	(1,801)
Net increase (decrease) in net assets resulting from operations	229	263	179	2,434
Changes from principal transactions:				
Total unit transactions	9	143	14	(2,443)
Increase (decrease) in net assets derived from principal transactions	9	143	14	(2,443)
Total increase (decrease) in net assets	238	406	193	(9)
Net assets at December 31, 2017	1,218	1,931	1,480	25,655
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	13	5	(159)
Total realized gain (loss) on investments and capital gains distributions	410	170	82	4,069
Net unrealized appreciation (depreciation) of investments	(396)	(341)	(261)	(7,638)
Net increase (decrease) in net assets resulting from operations	9	(158)	(174)	(3,728)
Changes from principal transactions:				
Total unit transactions	(915)	(257)	(8)	(3,364)
Increase (decrease) in net assets derived from principal transactions	(915)	(257)	(8)	(3,364)
Total increase (decrease) in net assets	(906)	(415)	(182)	(7,092)
Net assets at December 31, 2018	$ 312	$ 1,516	$ 1,298	$ 18,563

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I
Net assets at January 1, 2017	$ 1,262	$ 4,907	$ 3,181	$ 2,040
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	(105)	(39)	(11)
Total realized gain (loss) on investments and capital gains distributions	(1)	153	233	123
Net unrealized appreciation (depreciation) of investments	9	2,137	488	271
Net increase (decrease) in net assets resulting from operations	31	2,185	682	383
Changes from principal transactions:				
Total unit transactions	306	11,396	(454)	135
Increase (decrease) in net assets derived from principal transactions	306	11,396	(454)	135
Total increase (decrease) in net assets	337	13,581	228	518
Net assets at December 31, 2017	1,599	18,488	3,409	2,558
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	(192)	(41)	(13)
Total realized gain (loss) on investments and capital gains distributions	(18)	1,859	364	413
Net unrealized appreciation (depreciation) of investments	(23)	(3,007)	(601)	(825)
Net increase (decrease) in net assets resulting from operations	(18)	(1,340)	(278)	(425)
Changes from principal transactions:				
Total unit transactions	(148)	(1,931)	(221)	15
Increase (decrease) in net assets derived from principal transactions	(148)	(1,931)	(221)	15
Total increase (decrease) in net assets	(166)	(3,271)	(499)	(410)
Net assets at December 31, 2018	$ 1,433	$ 15,217	$ 2,910	$ 2,148

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select	Wanger USA
Net assets at January 1, 2017	$ 2,532	$ 2,037	$ 2,113	$ 1,054
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(34)	10	(10)	(8)
Total realized gain (loss) on investments and capital gains distributions	232	(83)	(10)	66
Net unrealized appreciation (depreciation) of investments	224	690	547	144
Net increase (decrease) in net assets resulting from operations	422	617	527	202
Changes from principal transactions:				
Total unit transactions	(207)	(493)	(422)	133
Increase (decrease) in net assets derived from principal transactions	(207)	(493)	(422)	133
Total increase (decrease) in net assets	215	124	105	335
Net assets at December 31, 2017	2,747	2,161	2,218	1,389
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(34)	29	(9)	(9)
Total realized gain (loss) on investments and capital gains distributions	487	173	203	191
Net unrealized appreciation (depreciation) of investments	(890)	(594)	(487)	(278)
Net increase (decrease) in net assets resulting from operations	(437)	(392)	(293)	(96)
Changes from principal transactions:				
Total unit transactions	(177)	(128)	9	352
Increase (decrease) in net assets derived from principal transactions	(177)	(128)	9	352
Total increase (decrease) in net assets	(614)	(520)	(284)	256
Net assets at December 31, 2018	$ 2,133	$ 1,641	$ 1,934	$ 1,645

The accompanying notes are an integral part of these financial statements.

1. **Organization**

    Variable Annuity Account B of Voya Retirement Insurance and Annuity Company, (the "Account") was established by Voya Retirement Insurance and Annuity Company ("VRIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

    Prior to May 2013, Voya Financial, which together with its subsidiaries, including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING. Between October 2013 and March 2015, ING completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

    The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. The Account is exclusively for use with Contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. VRIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business VRIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VRIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VRIAC.

    At December 31, 2018, the Account had 105 investment divisions (the "Divisions"), 30 of which invest in independently managed mutual funds and 75 of which invest in mutual funds managed by an affiliate, Voya Investments, LLC ("VIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts").

    The Divisions with asset balances at December 31, 2018 and related Trusts are as follows:

AIM Variable Insurance Funds:
  Invesco V.I. American Franchise Fund - Series I Shares
  Invesco V.I. Core Equity Fund - Series I Shares
American Funds Insurance Series®:
  Growth Fund - Class 2
  Growth-Income Fund - Class 2
  International Fund - Class 2
Calvert Variable Series, Inc.:
  Calvert VP SRI Balanced Portfolio

Federated Insurance Series:
  Federated Fund for U.S. Government Securities II - Primary
    Shares
  Federated Government Money Fund II - Service Shares
  Federated High Income Bond Fund II - Primary Shares
  Federated Kaufmann Fund II - Primary Shares
  Federated Managed Volatility Fund II - Primary Shares
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class

Fidelity® Variable Insurance Products (continued):
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value VIP Fund - Class 2
Janus Aspen Series:
  Janus Henderson Balanced Portfolio - Institutional Shares
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC
Oppenheimer Main Street Fund®:
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small Cap Fund®/VA
Oppenheimer Variable Account Funds:
  Oppenheimer Discovery Mid Cap Growth Fund/VA
  Oppenheimer Global Fund/VA
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer High Yield VCT Portfolio - Class I
Voya Balanced Portfolio, Inc.:
  Voya Balanced Portfolio - Class I
Voya Intermediate Bond Portfolio:
  Voya Intermediate Bond Portfolio - Class I
Voya Investors Trust:
  Voya Global Perspectives® Portfolio - Class A
  Voya Global Perspectives® Portfolio - Class I
  Voya High Yield Portfolio - Service Class
  Voya Large Cap Growth Portfolio - Institutional Class
  Voya Large Cap Value Portfolio - Institutional Class
  Voya Large Cap Value Portfolio - Service Class
  Voya Retirement Conservative Portfolio - Adviser Class
  Voya Retirement Growth Portfolio - Adviser Class
  Voya Retirement Moderate Growth Portfolio - Adviser Class
  Voya Retirement Moderate Portfolio - Adviser Class
  Voya U.S. Stock Index Portfolio - Service Class
  VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class
  VY® BlackRock Inflation Protected Bond Portfolio - Service Class
  VY® Clarion Global Real Estate Portfolio - Institutional Class
  VY® Clarion Global Real Estate Portfolio - Service Class
  VY® Clarion Real Estate Portfolio - Service Class

Voya Investors Trust: (continued)
  VY® Franklin Income Portfolio - Service Class
  VY® Invesco Growth and Income Portfolio - Service Class
  VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class
  VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
  VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class
  VY® JPMorgan Small Cap Core Equity Portfolio - Service Class
  VY® T. Rowe Price Capital Appreciation Portfolio - Service Class
  VY® T. Rowe Price Equity Income Portfolio - Service Class
  VY® T. Rowe Price International Stock Portfolio - Service Class
  VY® Templeton Global Growth Portfolio - Service Class
Voya Money Market Portfolio:
  Voya Government Money Market Portfolio - Class I
Voya Partners, Inc.:
  Voya Global Bond Portfolio - Initial Class
  Voya Global Bond Portfolio - Service Class
  Voya Solution 2025 Portfolio - Service Class
  Voya Solution 2035 Portfolio - Service Class
  Voya Solution 2045 Portfolio - Service Class
  Voya Solution Income Portfolio - Service Class
  Voya Solution Moderately Aggressive Portfolio - Service Class
  VY® American Century Small-Mid Cap Value Portfolio - Service Class
  VY® Baron Growth Portfolio - Service Class
  VY® Columbia Contrarian Core Portfolio - Service Class
  VY® Columbia Small Cap Value II Portfolio - Service Class
  VY® Invesco Comstock Portfolio - Service Class
  VY® Invesco Equity and Income Portfolio - Initial Class
  VY® JPMorgan Mid Cap Value Portfolio - Service Class
  VY® Oppenheimer Global Portfolio - Initial Class
  VY® Pioneer High Yield Portfolio - Initial Class
  VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
  VY® T. Rowe Price Growth Equity Portfolio - Initial Class
  VY® Templeton Foreign Equity Portfolio - Initial Class
Voya Strategic Allocation Portfolios, Inc.:
  Voya Strategic Allocation Conservative Portfolio - Class I
  Voya Strategic Allocation Growth Portfolio - Class I
  Voya Strategic Allocation Moderate Portfolio - Class I
Voya Variable Funds:
  Voya Growth and Income Portfolio - Class A
  Voya Growth and Income Portfolio - Class I

Voya Variable Portfolios, Inc.:

Voya Emerging Markets Index Portfolio - Class I

Voya Euro STOXX 50® Index Portfolio - Class I

Voya Global Equity Portfolio - Class I

Voya Global Equity Portfolio - Class S

Voya Index Plus LargeCap Portfolio - Class I

Voya Index Plus MidCap Portfolio - Class I

Voya Index Plus SmallCap Portfolio - Class I

Voya International Index Portfolio - Class I

Voya International Index Portfolio - Class S

Voya Russell™ Large Cap Growth Index Portfolio - Class I

Voya Russell™ Large Cap Index Portfolio - Class I

Voya Russell™ Large Cap Value Index Portfolio - Class I

Voya Russell™ Large Cap Value Index Portfolio - Class S

Voya Russell™ Mid Cap Growth Index Portfolio - Class S

Voya Variable Portfolios, Inc. (continued):

Voya Russell™ Mid Cap Index Portfolio - Class I

Voya Russell™ Small Cap Index Portfolio - Class I

Voya Small Company Portfolio - Class I

Voya U.S. Bond Index Portfolio - Class I

Voya Variable Products Trust:

Voya MidCap Opportunities Portfolio - Class I

Voya MidCap Opportunities Portfolio - Class S

Voya SmallCap Opportunities Portfolio - Class I

Voya SmallCap Opportunities Portfolio - Class S

Wanger Advisors Trust:

Wanger International

Wanger Select

Wanger USA

The names of certain Divisions were changed during 2018. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Federated Insurance Series:	**Federated Insurance Series:**
Federated Managed Volatility Fund II - Primary Shares	Federated Managed Volatility Fund II

During 2018, the following Divisions were closed to contract owners:

Federated Insurance Series:

Federated Managed Tail Risk Fund II - Primary Shares

Voya Investors Trust:

Voya Multi-Manager Large Cap Core Portfolio - Institutional Class

Voya Money Market Portfolio:

Voya Government Money Market Portfolio - Class S

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of VRIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VRIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 0.0% to 5.0%. The mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, VRIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VRIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VRIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VRIAC).

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the transfer agents or fund companies and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2018 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2018. The Account had no liabilities as of December 31, 2018.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. **Charges and Fees**

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover VRIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

VRIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at annual rates of up to 0.25% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $80 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

Other Contract Charges

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed withdraw benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

Under the Fixed/Variable Premium Immediate Annuity contract, an additional annual charge of 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Guaranteed Minimum Income feature. For Deferred Variable Annuity contracts an annual charge of up to 0.50% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Premium Bonus Option feature. These charges are assessed through a reduction in unit values.

Fees Waived by VRIAC

Certain charges and fees for various types of Contracts may be waived by VRIAC. VRIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. Related Party Transactions

On or about May 1, 2017, VIL was appointed investment adviser for these certain additional U.S. registered investment companies previously managed by Directed Services LLC ("DSL") Voya Investors Trust and Voya Partners, Inc., which in turn caused DSL and VRIAC to terminate a separate intercompany agreement dated as of December 22, 2010 between DSL and VRIAC by which DSL had paid a portion of the revenue PDSL earned as investment adviser.

Management fees were also paid to VIL, an affiliate of the Company, in its capacity as investment adviser to the Voya Balanced Portfolio, Inc., Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Money Market Portfolio, Voya Partners, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.20% to 1.25% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2018 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco V.I. American Franchise Fund - Series I Shares	$ 372	$ 185
Invesco V.I. Core Equity Fund - Series I Shares	154	259
American Funds Insurance Series®:		
Growth Fund - Class 2	493	51
Growth-Income Fund - Class 2	200	53
International Fund - Class 2	61	61
Calvert Variable Series, Inc.:		
Calvert VP SRI Balanced Portfolio	956	267
Federated Insurance Series:		
Federated Fund for U.S. Government Securities II - Primary Shares	4	12
Federated Government Money Fund II - Service Shares	80	164
Federated High Income Bond Fund II - Primary Shares	183	321
Federated Kaufmann Fund II - Primary Shares	83	164
Federated Managed Tail Risk Fund II - Primary Shares	61	1,850
Federated Managed Volatility Fund II - Primary Shares	1,701	394
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	1,081	1,255
Fidelity® VIP Growth Portfolio - Initial Class	4,522	1,890
Fidelity® VIP High Income Portfolio - Initial Class	9	18
Fidelity® VIP Overseas Portfolio - Initial Class	408	524

	Purchases	Sales
	(Dollars in thousands)	
Fidelity® Variable Insurance Products (continued):		
Fidelity® VIP Contrafund® Portfolio - Initial Class	$ 4,274	$ 5,484
Fidelity® VIP Index 500 Portfolio - Initial Class	951	3,149
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	12	32
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value VIP Fund - Class 2	489	220
Janus Aspen Series:		
Janus Henderson Balanced Portfolio - Institutional Shares	—	1
Lord Abbett Series Fund, Inc.:		
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	95	456
Oppenheimer Main Street Fund®:		
Oppenheimer Main Street Fund®/VA	54	97
Oppenheimer Main Street Small Cap Fund®/VA	246	479
Oppenheimer Variable Account Funds:		
Oppenheimer Discovery Mid Cap Growth Fund/VA	30	72
Oppenheimer Global Fund/VA	—	—
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	84	306
Pioneer Variable Contracts Trust:		
Pioneer High Yield VCT Portfolio - Class I	65	45
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class I	5,986	9,051
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class I	3,423	15,688
Voya Investors Trust:		
Voya Global Perspectives® Portfolio - Class A	6	84
Voya Global Perspectives® Portfolio - Class I	40	38
Voya High Yield Portfolio - Service Class	487	1,243
Voya Large Cap Growth Portfolio - Institutional Class	18,325	16,173
Voya Large Cap Value Portfolio - Institutional Class	1,039	1,122
Voya Large Cap Value Portfolio - Service Class	304	169
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	6,739	8,118
Voya Retirement Conservative Portfolio - Adviser Class	554	625
Voya Retirement Growth Portfolio - Adviser Class	357	734
Voya Retirement Moderate Growth Portfolio - Adviser Class	1,752	300
Voya Retirement Moderate Portfolio - Adviser Class	762	995
Voya U.S. Stock Index Portfolio - Service Class	5	40
VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	21	141
VY® BlackRock Inflation Protected Bond Portfolio - Service Class	149	356
VY® Clarion Global Real Estate Portfolio - Institutional Class	240	353
VY® Clarion Global Real Estate Portfolio - Service Class	32	108
VY® Clarion Real Estate Portfolio - Service Class	476	699
VY® Franklin Income Portfolio - Service Class	498	755
VY® Invesco Growth and Income Portfolio - Service Class	269	362
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	267	430
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	1,883	1,983
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	680	318

	Purchases	Sales
	(Dollars in thousands)	
Voya Investors Trust (continued):		
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	$ 1,127	$ 466
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	10,485	6,865
VY® T. Rowe Price Equity Income Portfolio - Service Class	1,355	1,378
VY® T. Rowe Price International Stock Portfolio - Service Class	237	359
VY® Templeton Global Growth Portfolio - Service Class	43	103
Voya Money Market Portfolio:		
Voya Government Money Market Portfolio - Class I	12,247	12,639
Voya Government Money Market Portfolio - Class S	578	622
Voya Partners, Inc.:		
Voya Global Bond Portfolio - Initial Class	1,083	3,119
Voya Global Bond Portfolio - Service Class	1	2
Voya Solution 2025 Portfolio - Service Class	2,020	1,432
Voya Solution 2035 Portfolio - Service Class	2,011	2,077
Voya Solution 2045 Portfolio - Service Class	1,942	3,581
Voya Solution Income Portfolio - Service Class	178	258
Voya Solution Moderately Aggressive Portfolio - Service Class	51	15
VY® American Century Small-Mid Cap Value Portfolio - Service Class	830	907
VY® Baron Growth Portfolio - Service Class	1,548	738
VY® Columbia Contrarian Core Portfolio - Service Class	261	291
VY® Columbia Small Cap Value II Portfolio - Service Class	84	129
VY® Invesco Comstock Portfolio - Service Class	108	105
VY® Invesco Equity and Income Portfolio - Initial Class	5,245	9,869
VY® JPMorgan Mid Cap Value Portfolio - Service Class	487	1,011
VY® Oppenheimer Global Portfolio - Initial Class	6,560	9,527
VY® Pioneer High Yield Portfolio - Initial Class	2,134	3,177
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	5,099	6,399
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	10,195	7,546
VY® Templeton Foreign Equity Portfolio - Initial Class	573	2,144
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class I	478	999
Voya Strategic Allocation Growth Portfolio - Class I	489	2,077
Voya Strategic Allocation Moderate Portfolio - Class I	687	952
Voya Variable Funds:		
Voya Growth and Income Portfolio - Class A	170	167
Voya Growth and Income Portfolio - Class I	24,371	30,615
Voya Variable Portfolios, Inc.:		
Voya Emerging Markets Index Portfolio - Class I	535	154
Voya Euro STOXX 50® Index Portfolio - Class I	9	1
Voya Global Equity Portfolio - Class I	223	515
Voya Global Equity Portfolio - Class S	50	178
Voya Index Plus LargeCap Portfolio - Class I	14,702	9,097
Voya Index Plus MidCap Portfolio - Class I	1,113	1,600
Voya Index Plus SmallCap Portfolio - Class I	717	585
Voya International Index Portfolio - Class I	1,334	1,643
Voya International Index Portfolio - Class S	1	2
Voya Russell™ Large Cap Growth Index Portfolio - Class I	2,656	4,304

	Purchases	Sales
	(Dollars in thousands)	
Voya Variable Portfolios, Inc. (continued):		
Voya Russell™ Large Cap Index Portfolio - Class I	$ 1,729	$ 2,840
Voya Russell™ Large Cap Value Index Portfolio - Class I	2,196	5,748
Voya Russell™ Large Cap Value Index Portfolio - Class S	58	138
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	211	995
Voya Russell™ Mid Cap Index Portfolio - Class I	404	451
Voya Russell™ Small Cap Index Portfolio - Class I	324	238
Voya Small Company Portfolio - Class I	4,075	4,042
Voya U.S. Bond Index Portfolio - Class I	279	404
Voya Variable Products Trust:		
Voya MidCap Opportunities Portfolio - Class I	2,253	2,628
Voya MidCap Opportunities Portfolio - Class S	468	380
Voya SmallCap Opportunities Portfolio - Class I	774	360
Voya SmallCap Opportunities Portfolio - Class S	558	316
Wanger Advisors Trust:		
Wanger International	509	370
Wanger Select	428	174
Wanger USA	1,220	529

7. Changes in Units

The changes in units outstanding were as follows:

	Year ended December 31					
	2018			2017		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
Invesco V.I. American Franchise Fund - Series I Shares	25,623	24,120	1,503	103,558	109,721	(6,163)
Invesco V.I. Core Equity Fund - Series I Shares	78,644	89,537	(10,893)	142,690	154,561	(11,871)
American Funds Insurance Series®:						
Growth Fund - Class 2	22,448	3,108	19,340	85,239	49,463	35,776
Growth-Income Fund - Class 2	4,848	1,524	3,324	13,529	7,746	5,783
International Fund - Class 2	2,160	2,780	(620)	15,000	9,057	5,943
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	24,515	12,021	12,494	47,830	58,405	(10,575)
Federated Insurance Series:						
Federated Fund for U.S. Government Securities II - Primary Shares	7	484	(477)	8	1,637	(1,629)
Federated Government Money Fund II - Service Shares	11,993	18,899	(6,906)	6,619	10,468	(3,849)
Federated High Income Bond Fund II - Primary Shares	12,285	21,158	(8,873)	47,944	41,367	6,577
Federated Kaufmann Fund II - Primary Shares	20	5,285	(5,265)	—	12,217	(12,217)
Federated Managed Tail Risk Fund II - Primary Shares	274,489	420,687	(146,198)	107,325	145,472	(38,147)
Federated Managed Volatility Fund II - Primary Shares	153,898	110,556	43,342	7,428	25,816	(18,388)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	27,867	38,666	(10,799)	321,689	363,811	(42,122)
Fidelity® VIP Growth Portfolio - Initial Class	158,324	133,666	24,658	491,467	490,350	1,117
Fidelity® VIP High Income Portfolio - Initial Class	78,877	79,675	(798)	82,970	83,808	(838)
Fidelity® VIP Overseas Portfolio - Initial Class	24,371	27,222	(2,851)	204,826	191,881	12,945
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	131,158	214,385	(83,227)	1,003,342	1,058,094	(54,752)
Fidelity® VIP Index 500 Portfolio - Initial Class	13,919	58,134	(44,215)	5,737	46,232	(40,495)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	—	1,166	(1,166)	(6)	2,051	(2,057)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value VIP Fund - Class 2	8,985	7,918	1,067	81,988	108,456	(26,468)

Year ended December 31

	2018			2017		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Janus Aspen Series:						
Janus Henderson Balanced Portfolio - Institutional Shares	—	—	—	473	473	—
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	2,993	19,284	(16,291)	80,621	85,520	(4,899)
Oppenheimer Main Street Fund®:						
Oppenheimer Main Street Fund®/VA	236,954	240,074	(3,120)	150,337	151,979	(1,642)
Oppenheimer Main Street Small Cap Fund®/VA	3,671	16,473	(12,802)	43,112	47,860	(4,748)
Oppenheimer Variable Account Funds:						
Oppenheimer Discovery Mid Cap Growth Fund/VA	300,438	303,473	(3,035)	267,193	265,477	1,716
Oppenheimer Global Fund/VA	—	—	—	273	273	—
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	4,832	22,512	(17,680)	189,246	210,629	(21,383)
Pioneer Variable Contracts Trust:						
Pioneer High Yield VCT Portfolio - Class I	1,983	2,397	(414)	61,960	53,151	8,809
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class I	5,005,594	5,222,329	(216,735)	—	—	—
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class I	2,036,885	2,671,472	(634,587)	3,230,806	3,735,367	(504,561)
Voya Investors Trust:						
Voya Global Perspectives® Portfolio - Class A	645	7,556	(6,911)	205	22,411	(22,206)
Voya Global Perspectives® Portfolio - Class I	2,066	3,055	(989)	36,715	13,514	23,201
Voya High Yield Portfolio - Service Class	16,118	59,747	(43,629)	155,518	133,873	21,645
Voya Large Cap Growth Portfolio - Institutional Class	1,998,974	2,390,979	(392,005)	3,237,926	3,705,637	(467,711)
Voya Large Cap Value Portfolio - Institutional Class	21,395	76,886	(55,491)	478,877	541,768	(62,891)
Voya Large Cap Value Portfolio - Service Class	1,764	7,860	(6,096)	2,802	36,421	(33,619)
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	8,058,861	8,387,754	(328,893)	1,591,005	1,628,824	(37,819)
Voya Retirement Conservative Portfolio - Adviser Class	39,582	51,376	(11,794)	30,177	47,119	(16,942)
Voya Retirement Growth Portfolio - Adviser Class	1,069	39,466	(38,397)	2,029	77,606	(75,577)
Voya Retirement Moderate Growth Portfolio - Adviser Class	91,557	15,592	75,965	2,315	31,587	(29,272)
Voya Retirement Moderate Portfolio - Adviser Class	38,148	65,732	(27,584)	16,226	35,984	(19,758)
Voya U.S. Stock Index Portfolio - Service Class	51	1,380	(1,329)	6	924	(918)

Year ended December 31

	2018			2017		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Investors Trust (continued):						
VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	1,586	12,121	(10,535)	1,754	2,705	(951)
VY® BlackRock Inflation Protected Bond Portfolio - Service Class	10,208	32,249	(22,041)	13,034	34,685	(21,651)
VY® Clarion Global Real Estate Portfolio - Institutional Class	11,888	25,254	(13,366)	135,647	146,454	(10,807)
VY® Clarion Global Real Estate Portfolio - Service Class	195	6,654	(6,459)	2,551	9,609	(7,058)
VY® Clarion Real Estate Portfolio - Service Class	10,046	39,099	(29,053)	186,933	248,635	(61,702)
VY® Franklin Income Portfolio - Service Class	16,141	44,761	(28,620)	29,677	77,917	(48,240)
VY® Invesco Growth and Income Portfolio - Service Class	6,799	16,672	(9,873)	102,940	95,326	7,614
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	10,656	18,839	(8,183)	9,998	17,931	(7,933)
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	133,265	127,230	6,035	576,441	502,285	74,156
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	13,177	11,299	1,878	10,983	25,775	(14,792)
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	28,750	15,769	12,981	62,908	54,658	8,250
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	300,017	305,677	(5,660)	1,377,733	1,321,572	56,161
VY® T. Rowe Price Equity Income Portfolio - Service Class	20,336	58,801	(38,465)	194,772	205,895	(11,123)
VY® T. Rowe Price International Stock Portfolio - Service Class	13,491	22,257	(8,766)	114,209	108,373	5,836
VY® Templeton Global Growth Portfolio - Service Class	—	6,726	(6,726)	4,049	6,838	(2,789)
Voya Money Market Portfolio:						
Voya Government Money Market Portfolio - Class I	12,972,328	13,013,431	(41,103)	6,340,517	6,551,819	(211,302)
Voya Government Money Market Portfolio - Class S	28,131	32,787	(4,656)	4,215	3,967	248
Voya Partners, Inc.:						
Voya Global Bond Portfolio - Initial Class	1,379,782	1,547,391	(167,609)	1,215,602	1,275,778	(60,176)
Voya Global Bond Portfolio - Service Class	13,431	13,567	(136)	14,264	14,408	(144)
Voya Solution 2025 Portfolio - Service Class	103,572	86,044	17,528	423,274	386,075	37,199
Voya Solution 2035 Portfolio - Service Class	86,677	109,343	(22,666)	657,609	580,616	76,993
Voya Solution 2045 Portfolio - Service Class	89,170	183,890	(94,720)	536,612	475,196	61,416
Voya Solution Income Portfolio - Service Class	6,490	17,651	(11,161)	205,682	235,066	(29,384)
Voya Solution Moderately Aggressive Portfolio - Service Class	3,201	1,132	2,069	4,478	3,747	731
VY® American Century Small-Mid Cap Value Portfolio - Service Class	20,718	34,535	(13,817)	138,243	142,208	(3,965)
VY® Baron Growth Portfolio - Service Class	35,548	26,906	8,642	165,279	160,190	5,089
VY® Columbia Contrarian Core Portfolio - Service Class	3,201	12,524	(9,323)	59,430	61,962	(2,532)
VY® Columbia Small Cap Value II Portfolio - Service Class	1,693	6,404	(4,711)	27,032	32,190	(5,158)

Year ended December 31

	2018 Units Issued	2018 Units Redeemed	2018 Net Increase (Decrease)	2017 Units Issued	2017 Units Redeemed	2017 Net Increase (Decrease)
Voya Partners, Inc. (continued):						
VY® Invesco Comstock Portfolio - Service Class	4,417	4,245	172	36,345	38,157	(1,812)
VY® Invesco Equity and Income Portfolio - Initial Class	53,801	446,987	(393,186)	416,910	878,204	(461,294)
VY® JPMorgan Mid Cap Value Portfolio - Service Class	11,640	38,229	(26,589)	140,732	147,500	(6,768)
VY® Oppenheimer Global Portfolio - Initial Class	1,761,459	2,054,609	(293,150)	2,362,934	2,649,603	(286,669)
VY® Pioneer High Yield Portfolio - Initial Class	6,415,762	6,494,126	(78,364)	4,397,742	4,501,512	(103,770)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	50,704	201,516	(150,812)	429,677	618,128	(188,451)
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	1,534,623	1,583,934	(49,311)	2,712,611	2,766,755	(54,144)
VY® Templeton Foreign Equity Portfolio - Initial Class	782,015	926,077	(144,062)	1,138,096	1,204,671	(66,575)
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class I	1,121,095	1,148,002	(26,907)	988,972	1,029,632	(40,660)
Voya Strategic Allocation Growth Portfolio - Class I	1,773,197	1,848,294	(75,097)	1,423,193	1,429,320	(6,127)
Voya Strategic Allocation Moderate Portfolio - Class I	820,260	828,308	(8,048)	1,595,865	1,636,256	(40,391)
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class A	683,329	690,367	(7,038)	946,383	956,218	(9,835)
Voya Growth and Income Portfolio - Class I	6,345,606	7,032,034	(686,428)	9,223,620	9,760,724	(537,104)
Voya Variable Portfolios, Inc.:						
Voya Emerging Markets Index Portfolio - Class I	46,980	15,805	31,175	72,236	36,680	35,556
Voya Euro STOXX 50® Index Portfolio - Class I	637	97	540	54	814	(760)
Voya Global Equity Portfolio - Class I	12,147	42,879	(30,732)	222,163	250,967	(28,804)
Voya Global Equity Portfolio - Class S	394	14,417	(14,023)	2,231	6,501	(4,270)
Voya Index Plus LargeCap Portfolio - Class I	6,750,140	6,714,338	35,802	8,827,205	9,061,779	(234,574)
Voya Index Plus MidCap Portfolio - Class I	13,811	55,883	(42,072)	288,260	306,158	(17,898)
Voya Index Plus SmallCap Portfolio - Class I	13,554	25,618	(12,064)	195,910	212,303	(16,393)
Voya International Index Portfolio - Class I	1,054,006	1,083,087	(29,081)	2,467,970	2,515,115	(47,145)
Voya International Index Portfolio - Class S	—	77	(77)	899	1	898
Voya Russell™ Large Cap Growth Index Portfolio - Class I	382,506	457,984	(75,478)	907,478	1,004,903	(97,425)
Voya Russell™ Large Cap Index Portfolio - Class I	1,526,906	1,559,046	(32,140)	1,845,645	1,907,311	(61,666)
Voya Russell™ Large Cap Value Index Portfolio - Class I	26,472	330,950	(304,478)	99,928	422,320	(322,392)
Voya Russell™ Large Cap Value Index Portfolio - Class S	—	4,590	(4,590)	39	3,123	(3,084)

Year ended December 31

	2018			2017		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Variable Portfolios, Inc. (continued):						
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	2,345	28,414	(26,069)	38,147	37,856	291
Voya Russell™ Mid Cap Index Portfolio - Class I	8,840	18,396	(9,556)	94,004	87,325	6,679
Voya Russell™ Small Cap Index Portfolio - Class I	10,813	10,796	17	74,483	72,871	1,612
Voya Small Company Portfolio - Class I	941,205	1,003,484	(62,279)	1,037,360	1,091,271	(53,911)
Voya U.S. Bond Index Portfolio - Class I	20,075	33,083	(13,008)	135,782	113,358	22,424
Voya Variable Products Trust:						
Voya MidCap Opportunities Portfolio - Class I	2,567,147	2,679,395	(112,248)	18,876,922	18,110,637	766,285
Voya MidCap Opportunities Portfolio - Class S	4,997	13,697	(8,700)	7,181	25,095	(17,914)
Voya SmallCap Opportunities Portfolio - Class I	15,294	16,191	(897)	124,123	118,651	5,472
Voya SmallCap Opportunities Portfolio - Class S	4,899	13,907	(9,008)	8,658	19,313	(10,655)
Wanger Advisors Trust:						
Wanger International	23,562	34,261	(10,699)	180,420	215,000	(34,580)
Wanger Select	7,627	5,892	1,735	104,040	119,391	(15,351)
Wanger USA	27,133	16,464	10,669	58,699	54,421	4,278

87

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2018, 2017, 2016, 2015, and 2014, follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco V.I. American Franchise Fund - Series I Shares													
2018		13	$18.20	to	$72.28	$738	—	0.10%	to	1.25%	-4.82%	to	-3.72%
2017		11	$19.12	to	$75.07	$647	—	0.10%	to	1.25%	25.71%	to	27.22%
2016		18	$15.21	to	$59.01	$886	—	0.10%	to	1.50%	1.00%	to	2.16%
2015		19	$15.06	to	$57.76	$928	—	0.10%	to	1.25%	3.70%	to	4.90%
2014		19	$14.52	to	$55.06	$906	—	0.10%	to	1.25%	7.08%	to	7.67%
Invesco V.I. Core Equity Fund - Series I Shares													
2018		66	$14.68	to	$20.53	$1,138	0.92%	0.10%	to	1.50%	-10.71%	to	-9.48%
2017		77	$16.44	to	$27.62	$1,461	0.99%	0.10%	to	1.50%	11.46%	to	13.07%
2016		89	$14.75	to	$24.63	$1,489	0.77%	0.10%	to	1.50%	8.62%	to	10.16%
2015		88	$13.58	to	$22.55	$1,370	1.11%	0.10%	to	1.50%	-7.18%	to	-5.88%
2014		101	$14.63	to	$24.16	$1,700	0.85%	0.10%	to	1.50%	6.55%	to	7.76%
Growth Fund - Class 2													
2018		63	$15.52	to	$16.37	$1,022	0.58%	0.10%	to	1.25%	-1.46%	to	-0.37%
2017		44	$15.75	to	$16.43	$713	0.69%	0.10%	to	1.25%	26.71%	to	28.16%
2016		8	$12.43	to	$12.82	$100	0.56%	0.10%	to	1.25%	8.09%	to	9.39%
2015		11	$11.50	to	$11.72	$134	0.89%	0.10%	to	1.25%	5.50%	to	6.74%
2014	06/26/2014	8	$10.90	to	$10.98	$90	(a)	0.10%	to	1.25%	(a)		
Growth-Income Fund - Class 2													
2018		12	$31.84			$395	1.74%	0.10%			-1.88%		
2017		9	$32.45			$295	1.88%	0.10%			22.27%		
2016		3	$26.54			$88	1.20%	0.10%			11.42%		
2015		5	$23.82			$118	1.63%	0.10%			1.36%		
2014		5	$23.50			$128	—	0.10%			—		

88

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
International Fund - Class 2										
2018		9	$19.15		$164	1.63%	0.10%		-13.23%	
2017		9	$22.07		$203	1.56%	0.10%		32.00%	
2016		3	$16.72		$54	1.79%	0.10%		3.47%	
2015		2	$16.16		$40	2.82%	0.10%		-4.66%	
2014		2	$16.95		$31	—	0.10%		—	
Calvert VP SRI Balanced Portfolio										
2018		72	$17.14	to $40.06	$1,950	1.96%	0.75%	to 1.40%	-4.01%	to -3.38%
2017		59	$17.79	to $41.46	$1,519	1.98%	0.10%	to 1.40%	10.44%	to 11.88%
2016		70	$15.68	to $37.30	$1,605	2.26%	0.10%	to 1.50%	6.24%	to 7.80%
2015		56	$14.64	to $34.84	$983	0.09%	0.10%	to 1.50%	-3.65%	to -2.29%
2014		68	$15.07	to $35.89	$1,232	1.75%	0.10%	to 1.50%	7.98%	to 8.81%
Federated Fund for U.S. Government Securities II - Primary Shares										
2018		7	$19.76		$145	2.66%	1.40%		-0.95%	
2017		8	$19.95		$156	2.28%	1.40%		0.50%	
2016		9	$19.85		$188	3.51%	1.40%		0.20%	
2015		30	$19.81		$589	2.79%	1.40%		-0.90%	
2014		35	$19.99		$701	2.84%	1.40%		3.15%	
Federated Government Money Fund II - Service Shares										
2018		33	$9.09	to $12.10	$400	1.13%	1.25%	to 1.40%	-0.25%	to -0.98%
2017		40	$9.09	to $12.13	$484	—	1.25%	to 1.40%	-1.06%	to -1.29%
2016		44	$9.18	to $12.26	$537	—	1.25%	to 1.40%	-1.37%	to -1.43%
2015		70	$9.30	to $12.43	$873	—	1.25%	to 1.40%	-1.17%	to -1.41%
2014		79	$9.41	to $12.61	$998	—	1.25%	to 1.40%	-1.26%	
Federated High Income Bond Fund II - Primary Shares										
2018		62	$10.84	to $35.23	$1,488	7.77%	0.10%	to 1.40%	-4.63%	to -3.38%
2017		71	$11.25	to $36.89	$1,806	6.73%	0.10%	to 1.50%	5.44%	to 6.77%
2016		65	$10.74	to $34.93	$1,822	7.69%	0.10%	to 1.40%	13.22%	to 14.02%
2015		108	$9.44	to $30.81	$3,031	6.03%	0.70%	to 1.50%	-3.97%	to -3.76%
2014		120	$9.83	to $32.02	$3,632	6.08%	1.25%	to 1.50%	1.27%	to 1.39%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Federated Kaufmann Fund II - Primary Shares													
2018		40	$25.06			$1,012	—	1.40%			2.37%		
2017		46	$24.48			$1,118	—	1.40%			26.58%		
2016		58	$19.34			$1,119	—	1.40%			2.22%		
2015		67	$18.92			$1,260	—	1.40%			4.88%		
2014		96	$18.04			$1,734	—	1.40%			8.15%		
Federated Managed Volatility Fund II - Primary Shares													
2018		96	$26.89	to	$27.86	$2,580	1.98%	1.25%	to	1.40%	-9.80%	to	-9.63%
2017		53	$29.81	to	$30.83	$1,566	4.04%	1.25%	to	1.40%	16.49%	to	16.65%
2016		71	$25.59	to	$26.43	$1,816	4.80%	1.25%	to	1.40%	6.18%	to	6.32%
2015		86	$24.10	to	$24.86	$2,066	4.54%	1.25%	to	1.40%	-8.85%	to	-8.70%
2014		99	$26.44	to	$27.23	$2,607	3.29%	1.25%	to	1.40%	2.44%	to	2.60%
Fidelity® VIP Equity-Income Portfolio - Initial Class													
2018		307	$18.62	to	$43.22	$8,248	2.30%	0.10%	to	1.50%	-9.65%	to	-8.41%
2017		317	$20.44	to	$47.49	$9,804	1.69%	0.10%	to	1.50%	11.20%	to	12.81%
2016		360	$18.23	to	$42.38	$10,017	2.06%	0.10%	to	1.50%	16.25%	to	17.92%
2015		468	$15.56	to	$36.18	$11,270	1.27%	0.10%	to	1.50%	-5.39%	to	-4.11%
2014		2,027	$16.31	to	$40.39	$53,810	2.71%	0.10%	to	1.75%	6.78%	to	8.35%
Fidelity® VIP Growth Portfolio - Initial Class													
2018		458	$23.69	to	$49.65	$14,516	0.27%	0.10%	to	1.50%	-1.66%	to	-0.28%
2017		433	$23.90	to	$50.11	$14,072	0.22%	0.10%	to	1.50%	33.15%	to	35.05%
2016		432	$17.81	to	$37.36	$10,441	0.04%	0.10%	to	1.50%	-0.71%	to	0.70%
2015		509	$17.79	to	$37.34	$12,603	0.25%	0.10%	to	1.50%	5.60%	to	7.04%
2014		595	$16.72	to	$35.11	$13,536	0.20%	0.10%	to	1.50%	9.65%	to	10.93%
Fidelity® VIP High Income Portfolio - Initial Class													
2018		8	$16.68	to	$20.16	$137	5.42%	0.80%	to	1.25%	-4.47%	to	-4.05%
2017		9	$17.46	to	$21.01	$158	5.24%	0.80%	to	1.25%	5.56%	to	6.06%
2016		9	$16.54	to	$19.81	$165	5.17%	0.80%	to	1.25%	13.21%	to	13.72%
2015		11	$14.61	to	$17.42	$163	6.84%	0.80%	to	1.25%	-4.82%	to	-4.39%
2014		12	$15.35	to	$18.22	$188	5.49%	0.80%	to	1.25%	-0.13%	to	0.33%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP Overseas Portfolio - Initial Class													
2018		173	$11.52	to	$24.69	$2,774	1.64%	0.10%	to	1.50%	-16.09%	to	-14.91%
2017		175	$13.62	to	$29.20	$3,436	1.57%	0.10%	to	1.50%	28.34%	to	30.19%
2016		162	$10.53	to	$22.58	$2,353	1.29%	0.10%	to	1.50%	-6.47%	to	-5.20%
2015		204	$11.17	to	$23.97	$3,092	1.30%	0.10%	to	1.50%	2.07%	to	3.53%
2014		230	$10.85	to	$23.30	$3,390	1.29%	0.10%	to	1.50%	-9.42%	to	-8.40%
Fidelity® VIP Contrafund® Portfolio - Initial Class													
2018		903	$21.15	to	$68.57	$30,036	0.73%	0.10%	to	1.50%	-7.78%	to	-6.49%
2017		986	$22.75	to	$73.79	$36,495	1.00%	0.10%	to	1.50%	20.07%	to	21.73%
2016		1,041	$18.80	to	$61.00	$32,434	0.72%	0.10%	to	1.50%	6.41%	to	7.93%
2015		1,293	$17.53	to	$56.91	$38,170	1.03%	0.10%	to	1.50%	-0.83%	to	0.55%
2014		1,459	$17.53	to	$56.95	$42,294	0.91%	0.10%	to	1.50%	10.28%	to	11.54%
Fidelity® VIP Index 500 Portfolio - Initial Class													
2018		340	$42.89	to	$49.96	$16,670	1.90%	1.25%	to	1.40%	-5.84%	to	-5.69%
2017		384	$45.48	to	$53.06	$20,011	1.77%	1.25%	to	1.40%	20.02%	to	20.19%
2016		425	$37.84	to	$44.21	$18,448	1.37%	1.25%	to	1.40%	10.30%	to	10.48%
2015		496	$34.25	to	$40.08	$19,508	1.98%	1.25%	to	1.40%	-0.10%	to	0.06%
2014		534	$34.23	to	$40.12	$21,031	1.53%	1.25%	to	1.40%	12.00%	to	12.16%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class													
2018		16	$23.27			$375	2.29%			1.40%			-1.94%
2017		17	$23.73			$410	2.33%			1.40%			2.77%
2016		19	$23.09			$446	2.27%			1.40%			3.26%
2015		22	$22.36			$491	2.53%			1.40%			-1.97%
2014		24	$22.81			$536	2.15%			1.40%			4.35%
Franklin Small Cap Value VIP Fund - Class 2													
2018		70	$19.72	to	$33.68	$1,781	0.93%	0.10%	to	1.50%	-14.17%	to	-12.95%
2017		69	$22.80	to	$38.96	$2,097	0.48%	0.10%	to	1.50%	8.99%	to	10.53%
2016		96	$20.75	to	$35.47	$2,745	0.81%	0.10%	to	1.50%	28.26%	to	30.05%
2015		107	$16.05	to	$27.45	$2,294	0.60%	0.10%	to	1.50%	-8.78%	to	-7.46%
2014		125	$17.45	to	$29.86	$2,999	0.59%	0.10%	to	1.50%	-0.92%	to	-0.11%

91

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
Janus Henderson Balanced Portfolio - Institutional Shares							
2018		—	$21.58	$10	—	1.00%	-0.32%
2017		—	$21.65	$10	1.62%	1.00%	17.22%
2016		—	$18.47	$9	2.19%	1.00%	3.59%
2015		—	$17.83	$8	—	1.00%	-0.39%
2014		—	$17.90	$8	—	1.00%	7.44%
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC							
2018		58	$17.35 to $21.99	$1,115	0.63%	0.10% to 1.50%	-16.31% to -15.13%
2017		74	$20.57 to $26.08	$1,720	0.60%	0.10% to 1.50%	5.25% to 6.73%
2016		79	$19.39 to $24.59	$1,735	0.47%	0.10% to 1.50%	14.66% to 16.28%
2015		92	$16.77 to $24.42	$1,746	0.58%	0.10% to 1.50%	-5.21% to -3.87%
2014		103	$17.55 to $25.62	$2,038	0.44%	0.10% to 1.50%	9.87% to 11.11%
Oppenheimer Main Street Fund®/VA							
2018		11	$18.77 to $23.11	$224	1.12%	0.80% to 1.25%	-9.06% to -8.62%
2017		14	$20.64 to $25.29	$313	1.27%	0.80% to 1.25%	15.44% to 15.96%
2016		16	$17.88 to $21.81	$302	1.11%	0.80% to 1.25%	10.23% to 10.71%
2015		18	$16.22 to $19.70	$314	0.92%	0.80% to 1.25%	2.01% to 2.55%
2014		20	$15.90 to $19.21	$338	0.89%	0.80% to 1.25%	9.35% to 9.77%
Oppenheimer Main Street Small Cap Fund®/VA							
2018		23	$22.42 to $26.43	$552	0.39%	0.10% to 1.25%	-11.45% to -10.41%
2017		35	$25.18 to $29.69	$993	0.89%	0.10% to 1.25%	12.74% to 14.05%
2016		40	$22.21 to $26.21	$996	0.43%	0.10% to 1.25%	16.60% to 17.92%
2015		65	$18.95 to $22.37	$1,352	0.92%	0.10% to 1.25%	-7.06% to -5.99%
2014		55	$20.28 to $23.95	$1,251	0.79%	0.10% to 1.50%	10.25% to 11.18%
Oppenheimer Discovery Mid Cap Growth Fund/VA							
2018		5	$18.32 to $23.98	$109	—	0.80% to 1.25%	-7.24% to -6.84%
2017		8	$19.75 to $25.74	$179	0.04%	0.80% to 1.25%	27.17% to 27.74%
2016		7	$15.53 to $20.15	$115	—	0.80% to 1.25%	1.04% to 1.51%
2015		7	$15.37 to $19.85	$114	—	0.80% to 1.25%	5.27% to 5.75%
2014		12	$14.60 to $18.77	$193	—	0.80% to 1.25%	4.51% to 4.98%

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Global Fund/VA													
2018		—		$19.18		$5	—		1.00%			-14.03%	
2017		—		$22.31		$6	0.94%		1.00%			35.29%	
2016		—		$16.49		$5	1.00%		1.00%			-0.90%	
2015		—		$16.64		$5	—		1.00%			2.91%	
2014		1		$16.17		$23	—		1.00%			1.25%	
PIMCO Real Return Portfolio - Administrative Class													
2018		129	$12.62	to	$15.54	$1,798	2.50%	0.10%	to	1.25%	-3.41%	to	-2.32%
2017		147	$12.99	to	$16.01	$2,115	2.41%	0.10%	to	1.25%	2.33%	to	3.52%
2016		168	$12.62	to	$15.56	$2,374	2.29%	0.10%	to	1.25%	3.91%	to	5.12%
2015		183	$12.08	to	$14.91	$2482	3.90%	0.10%	to	1.50%	-4.14%	to	-2.83%
2014		211	$12.51	to	$15.44	$3,002	1.49%	0.10%	to	1.50%	1.57%	to	2.37%
Pioneer High Yield VCT Portfolio - Class I													
2018		41	$17.27	to	$20.06	$752	4.78%	0.10%	to	1.50%	-4.72%	to	-3.40%
2017		41	$17.99	to	$20.90	$795	4.86%	0.10%	to	1.50%	5.60%	to	7.11%
2016		33	$16.89	to	$19.63	$581	5.13%	0.10%	to	1.50%	12.48%	to	14.12%
2015		37	$14.89	to	$17.32	$584	4.72%	0.10%	to	1.50%	-5.37%	to	-4.05%
2014		69	$15.61	to	$18.16	$1,154	5.26%	0.10%	to	1.50%	-1.41%	to	-0.57%
Voya Balanced Portfolio - Class I													
2018		1,344	$13.19	to	$56.14	$45,130	2.25%	0.10%	to	2.25%	-8.91%	to	-6.93%
2017		1,561	$14.48	to	$60.83	$56,439	2.61%	0.10%	to	2.25%	12.16%	to	14.64%
2016		1,712	$12.91	to	$53.52	$54,205	1.78%	0.10%	to	2.25%	5.47%	to	7.68%
2015		2,066	$12.24	to	$50.11	$58,918	1.99%	0.10%	to	2.25%	-4.08%	to	-1.92%
2014		2,364	$12.76	to	$51.54	$68,867	1.64%	0.10%	to	2.25%	3.82%	to	5.46%
Voya Intermediate Bond Portfolio - Class I													
2018		3,025	$9.86	to	$113.81	$68,299	3.58%	0.10%	to	2.25%	-2.74%	to	-0.63%
2017		3,660	$9.97	to	$115.70	$83,897	3.37%	0.10%	to	2.25%	2.69%	to	4.96%
2016		4,164	$14.31	to	$111.36	$91,044	2.32%	0.10%	to	2.25%	1.98%	to	4.20%
2015		4,656	$13.81	to	$107.92	$98,386	3.45%	0.10%	to	2.25%	-1.63%	to	0.48%
2014		4,837	$13.83	to	$108.47	$103,349	3.22%	0.10%	to	2.25%	4.32%	to	6.30%

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
Voya Global Perspectives® Portfolio - Class A							
2018		8	$10.73 to $10.97	$83	3.13%	0.95% to 1.40%	-8.84% to -8.43%
2017		15	$11.77 to $11.98	$173	1.90%	0.95% to 1.40%	13.06% to 13.55%
2016		37	$10.41 to $10.55	$385	3.35%	0.95% to 1.40%	4.94% to 5.50%
2015		14	$9.92 to $10.00	$143	2.46%	0.95% to 1.40%	-4.98% to -4.58%
2014	2/28/2014	17	$10.44 to $10.48	$182	(a)	0.95% to 1.40%	(a)
Voya Global Perspectives® Portfolio - Class I							
2018		29	$10.63 to $11.21	$330	3.15%	0.10% to 1.25%	-7.36%
2017		30	$11.79 to $12.10	$368	0.98%	0.10% to 0.80%	14.02% to 14.91%
2016		7	$10.21 to $10.53	$76	2.84%	0.10% to 1.25%	6.69%
2015		4	$9.87	$42	2.11%	0.10%	-3.42%
2014	7/29/2014	5	$10.13 to $10.22	$53	(a)	0.10% to 1.50%	(a)
Voya High Yield Portfolio - Service Class							
2018		169	$18.70 to $20.76	$3,274	5.23%	0.10% to 1.40%	-4.56% to -3.33%
2017		212	$19.46 to $21.61	$4,333	6.60%	0.10% to 1.40%	4.72% to 6.10%
2016		191	$18.45 to $20.50	$3,679	6.41%	0.10% to 1.40%	12.99% to 14.50%
2015		201	$16.21 to $18.03	$3,420	5.41%	0.10% to 1.40%	-3.38% to -2.13%
2014		250	$16.66 to $18.53	$4,416	6.35%	0.10% to 1.40%	-0.23% to 0.48%
Voya Large Cap Growth Portfolio - Institutional Class							
2018		3,553	$22.96 to $35.99	$111,177	0.66%	0.10% to 1.90%	-3.37% to -1.56%
2017		3,945	$23.66 to $36.89	$127,168	0.64%	0.10% to 1.90%	27.27% to 29.61%
2016		4,413	$18.51 to $28.70	$110,998	0.55%	0.10% to 1.90%	1.99% to 3.85%
2015		5,191	$18.07 to $27.87	$127,018	0.56%	0.10% to 1.90%	4.36% to 6.27%
2014		5,880	$17.24 to $26.45	$137,277	0.43%	0.10% to 1.90%	11.48% to 13.20%
Voya Large Cap Value Portfolio - Institutional Class							
2018		377	$14.09 to $20.14	$6,277	2.01%	0.10% to 1.50%	-9.16% to -7.91%
2017		432	$15.51 to $21.87	$7,848	2.39%	0.10% to 1.50%	11.82% to 13.43%
2016		495	$13.87 to $19.28	$7,923	2.29%	0.10% to 1.50%	12.22% to 13.75%
2015		575	$12.36 to $16.95	$8,185	1.74%	0.10% to 1.50%	-5.86% to -4.56%
2014		709	$13.13 to $17.76	$10,688	2.16%	0.10% to 1.50%	8.42% to 9.69%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Large Cap Value Portfolio - Service Class													
2018		112	$16.84	to	$17.46	$1,922	1.83%	0.95%	to	1.40%	-9.32%	to	-8.87%
2017		118	$18.57	to	$19.16	$2,230	2.03%	0.95%	to	1.40%	11.67%	to	12.11%
2016		152	$16.63	to	$17.09	$2,561	2.08%	0.95%	to	1.40%	11.99%	to	12.51%
2015		174	$14.59	to	$15.19	$2,617	2.14%	0.95%	to	1.75%	-6.35%	to	-5.53%
2014		88	$15.80	to	$16.08	$1,401	1.60%	0.95%	to	1.40%	8.22%	to	8.65%
Voya Retirement Conservative Portfolio - Adviser Class													
2018		199	$11.77	to	$12.24	$2,383	1.83%	0.95%	to	1.45%	-4.15%	to	-3.62%
2017		211	$12.28	to	$12.70	$2,634	1.33%	0.95%	to	1.45%	6.21%	to	6.72%
2016		228	$11.56	to	$11.90	$2,671	1.46%	0.95%	to	1.45%	3.12%	to	3.66%
2015		224	$11.21	to	$11.48	$2,542	1.55%	0.95%	to	1.45%	-2.26%	to	-1.71%
2014		258	$11.49	to	$11.68	$2,993	2.87%	0.95%	to	1.40%	4.45%	to	4.85%
Voya Retirement Growth Portfolio - Adviser Class													
2018		177	$13.35	to	$15.21	$2,603	1.68%	0.95%	to	1.40%	-8.82%	to	-8.37%
2017		216	$14.63	to	$16.60	$3,476	1.56%	0.95%	to	1.40%	15.02%	to	15.60%
2016		291	$12.72	to	$14.36	$4,078	2.18%	0.95%	to	1.40%	5.82%	to	6.29%
2015		309	$12.02	to	$13.51	$4,082	1.73%	0.95%	to	1.40%	-3.46%	to	-2.95%
2014		329	$12.44	to	$13.92	$4,491	1.51%	0.95%	to	1.40%	3.84%	to	4.27%
Voya Retirement Moderate Growth Portfolio - Adviser Class													
2018		284	$13.09	to	$15.13	$4,062	2.02%	0.95%	to	1.45%	-7.67%	to	-7.23%
2017		208	$14.17	to	$16.31	$3,250	1.84%	0.95%	to	1.45%	12.84%	to	13.50%
2016		237	$12.55	to	$14.37	$3,289	2.13%	0.95%	to	1.45%	5.30%	to	5.82%
2015		245	$11.91	to	$13.58	$3,257	1.56%	0.95%	to	1.45%	-3.02%	to	-2.58%
2014		269	$12.28	to	$13.94	$3,679	1.65%	0.95%	to	1.40%	4.21%	to	4.73%
Voya Retirement Moderate Portfolio - Adviser Class													
2018		236	$12.34	to	$14.30	$3,270	1.92%	0.95%	to	1.40%	-6.42%	to	-5.98%
2017		264	$13.18	to	$15.21	$3,924	1.66%	0.95%	to	1.40%	10.23%	to	10.78%
2016		283	$11.95	to	$13.73	$3,805	1.93%	0.95%	to	1.40%	4.24%	to	4.81%
2015		341	$11.46	to	$13.10	$4,363	0.85%	0.95%	to	1.40%	-2.96%	to	-2.53%
2014		398	$11.81	to	$13.44	$5,251	2.90%	0.95%	to	1.40%	3.72%	to	4.27%

95

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya U.S. Stock Index Portfolio - Service Class													
2018		1	$24.90			$31	2.02%	0.75%			-5.54%		
2017		3	$26.36			$68	1.38%	0.75%			20.31%		
2016		4	$21.91			$77	1.67%	0.75%			10.49%		
2015		4	$19.83			$86	1.16%	0.75%			0.15%		
2014		4	$19.80			$87	1.18%	0.75%			12.24%		
VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class													
2018		12	$11.52			$141	2.93%	0.75%			-2.46%		
2017		23	$11.81			$269	1.58%	0.75%			1.90%		
2016		24	$11.59			$275	—	0.75%			3.21%		
2015		28	$11.23			$315	1.25%	0.75%			-3.11%		
2014		28	$11.59			$325	1.54%	0.75%			2.02%		
VY® BlackRock Inflation Protected Bond Portfolio - Service Class													
2018		153	$9.74	to	$10.09	$1,511	2.00%	0.95%	to	1.40%	-3.47%	to	-2.98%
2017		175	$10.09	to	$10.40	$1,785	1.23%	0.95%	to	1.40%	1.00%	to	1.46%
2016		197	$9.99	to	$10.25	$1,983	—	0.95%	to	1.40%	2.25%	to	2.71%
2015		190	$9.77	to	$9.98	$1,874	1.28%	0.95%	to	1.40%	-4.03%	to	-3.57%
2014		214	$10.18	to	$10.35	$2,195	1.28%	0.95%	to	1.40%	1.09%	to	1.57%
VY® Clarion Global Real Estate Portfolio - Institutional Class													
2018		105	$13.15	to	$14.89	$1,469	5.18%	0.10%	to	1.25%	-9.62%	to	-8.59%
2017		118	$14.55	to	$16.29	$1,816	3.72%	0.10%	to	1.25%	9.40%	to	10.67%
2016		129	$13.30	to	$14.72	$1,795	1.36%	0.10%	to	1.25%	-0.37%	to	0.82%
2015		139	$13.35	to	$14.60	$1,926	3.00%	0.10%	to	1.25%	-2.63%	to	-1.55%
2014		156	$13.71	to	$14.83	$2,211	1.34%	0.10%	to	1.25%	12.65%	to	13.32%
VY® Clarion Global Real Estate Portfolio - Service Class													
2018		37	$13.58	to	$14.39	$510	4.92%	0.95%	to	1.40%	-10.07%	to	-9.61%
2017		43	$15.10	to	$15.92	$668	3.32%	0.95%	to	1.40%	8.95%	to	9.42%
2016		50	$13.86	to	$14.55	$714	1.17%	0.95%	to	1.40%	-0.79%	to	-0.34%
2015		54	$13.97	to	$14.60	$774	3.06%	0.95%	to	1.40%	-3.05%	to	-2.60%
2014		67	$14.41	to	$14.99	$988	1.13%	0.95%	to	1.40%	12.31%	to	12.79%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
VY® Clarion Real Estate Portfolio - Service Class										
2018		135	$16.27	to $19.50	$2,522	2.47%	0.10%	to 1.25%	-8.80%	to -7.76%
2017		164	$17.84	to $21.14	$3,308	1.96%	0.10%	to 1.25%	3.84%	to 5.07%
2016		226	$17.18	to $20.12	$4,327	1.49%	0.10%	to 1.25%	2.94%	to 4.14%
2015		225	$16.29	to $19.32	$4,168	1.24%	0.10%	to 1.50%	1.43%	to 2.82%
2014		255	$16.06	to $18.79	$4,564	1.16%	0.10%	to 1.50%	28.20%	to 28.98%
VY® Franklin Income Portfolio - Service Class										
2018		265	$13.27	to $16.69	$4,134	5.25%	0.95%	to 1.40%	-6.36%	to -5.97%
2017		294	$14.17	to $17.75	$4,851	4.49%	0.95%	to 1.40%	8.79%	to 9.30%
2016		342	$13.02	to $16.24	$5,178	6.48%	0.95%	to 1.40%	14.01%	to 14.61%
2015		381	$11.42	to $14.17	$5,050	4.70%	0.95%	to 1.40%	-7.69%	to -7.26%
2014		432	$12.37	to $15.28	$6,191	3.74%	0.95%	to 1.75%	3.19%	to 4.02%
VY® Invesco Growth and Income Portfolio - Service Class										
2018		52	$19.16	to $21.40	$1,032	1.37%	0.10%	to 1.25%	-14.65%	to -13.68%
2017		62	$22.32	to $24.95	$1,449	2.25%	0.10%	to 1.25%	12.44%	to 13.80%
2016		54	$19.74	to $22.07	$1,125	1.92%	0.10%	to 1.50%	18.18%	to 19.80%
2015		56	$16.58	to $18.54	$978	3.27%	0.10%	to 1.50%	-4.41%	to -3.06%
2014		58	$17.20	to $19.24	$1,041	1.23%	0.10%	to 1.50%	8.48%	to 9.35%
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class										
2018		75	$18.71	to $19.08	$1,413	0.90%	1.25%	to 1.40%	-17.76%	to -17.65%
2017		84	$22.75	to $23.17	$1,904	0.70%	1.25%	to 1.40%	41.39%	to 41.54%
2016		91	$16.09	to $16.36	$1,475	1.57%	1.25%	to 1.40%	11.66%	to 11.83%
2015		110	$14.41	to $14.63	$1,593	1.52%	1.25%	to 1.40%	-16.75%	to -16.64%
2014		136	$17.31	to $17.55	$2,362	0.90%	1.25%	to 1.40%	-0.29%	to -0.11%
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class										
2018		575	$11.85	to $24.19	$8,168	0.62%	0.10%	to 1.40%	-17.93%	to -16.85%
2017		569	$14.34	to $29.28	$10,098	0.45%	0.10%	to 1.50%	40.90%	to 42.79%
2016		495	$10.10	to $20.63	$6,373	1.15%	0.10%	to 1.50%	11.24%	to 12.90%
2015		532	$9.00	to $18.40	$6,190	1.23%	0.10%	to 1.50%	-17.04%	to -15.91%
2014		563	$10.77	to $22.02	$7,745	1.04%	0.10%	to 1.50%	-0.58%	to 0.28%

97

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class						
2018	97	$17.74 to $28.87	$2,395	0.67%	0.95% to 1.40%	-11.61% to -11.20%
2017	95	$20.07 to $32.51	$2,657	0.68%	0.95% to 1.40%	14.23% to 14.75%
2016	110	$17.56 to $28.33	$2,720	0.70%	0.95% to 1.40%	20.19% to 20.76%
2015	141	$14.61 to $23.46	$2,711	0.51%	0.95% to 1.40%	-4.82% to -4.36%
2014	150	$15.35 to $24.53	$3,194	0.57%	0.95% to 1.40%	7.07% to 7.59%
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class						
2018	65	$23.66 to $28.44	$1,741	0.37%	0.10% to 1.50%	-11.64% to -10.59%
2017	52	$26.63 to $32.03	$1,540	0.43%	0.10% to 1.25%	14.12% to 15.40%
2016	44	$23.20 to $27.93	$1,130	0.46%	0.10% to 1.25%	20.05% to 21.49%
2015	47	$19.22 to $23.14	$998	0.19%	0.10% to 1.50%	-5.11% to -3.76%
2014	48	$20.09 to $24.21	$1,091	0.33%	0.10% to 1.50%	7.01% to 7.61%
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class						
2018	1,677	$17.91 to $27.85	$39,274	2.22%	0.10% to 1.50%	-1.02% to 0.45%
2017	1,683	$18.08 to $27.92	$39,208	1.25%	0.10% to 1.50%	13.40% to 14.97%
2016	1,626	$15.94 to $24.44	$33,131	1.39%	0.10% to 1.50%	6.47% to 7.90%
2015	1,516	$14.97 to $22.79	$29,174	1.33%	0.10% to 1.50%	3.65% to 5.14%
2014	1,428	$14.43 to $21.82	$26,434	1.35%	0.10% to 1.50%	10.49% to 11.35%
VY® T. Rowe Price Equity Income Portfolio - Service Class						
2018	224	$16.75 to $27.89	$4,653	2.06%	0.10% to 1.40%	-10.62% to -9.40%
2017	263	$18.74 to $30.99	$6,132	2.07%	0.10% to 1.40%	14.62% to 16.09%
2016	274	$16.35 to $26.86	$5,532	2.19%	0.10% to 1.50%	17.01% to 18.66%
2015	295	$13.96 to $22.79	$5,095	2.04%	0.10% to 1.50%	-8.28% to -6.97%
2014	319	$15.21 to $24.66	$5,965	1.78%	0.10% to 1.50%	5.86% to 6.68%
VY® T. Rowe Price International Stock Portfolio - Service Class						
2018	161	$11.22 to $17.45	$2,173	1.76%	0.10% to 1.40%	-15.35% to -14.26%
2017	169	$13.25 to $20.47	$2,702	1.17%	0.10% to 1.40%	26.07% to 27.77%
2016	164	$10.51 to $16.13	$2,111	1.39%	0.10% to 1.40%	0.47% to 1.82%
2015	181	$10.46 to $15.95	$2,301	0.98%	0.10% to 1.40%	-2.37% to -1.08%
2014	199	$10.64 to $16.22	$2,586	1.12%	0.10% to 1.45%	-2.57% to -1.85%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Templeton Global Growth Portfolio - Service Class													
2018		19	$12.50	to	$13.25	$242	2.85%	0.95%	to	1.40%	-15.60%	to	-15.17%
2017		26	$14.81	to	$15.62	$390	1.52%	0.95%	to	1.40%	16.61%	to	17.09%
2016		28	$12.70	to	$13.34	$371	3.55%	0.95%	to	1.40%	9.29%	to	9.88%
2015		29	$11.62	to	$12.14	$348	2.99%	0.95%	to	1.40%	-8.86%	to	-8.45%
2014		35	$12.75	to	$13.26	$456	1.38%	0.95%	to	1.40%	-4.14%	to	-3.70%
Voya Government Money Market Portfolio - Class I													
2018		2,693	$9.28	to	$15.70	$33,178	1.47%	0.10%	to	1.90%	-0.43%	to	1.47%
2017		2,734	$9.32	to	$15.57	$33,570	0.57%	0.10%	to	1.90%	-1.27%	to	0.49%
2016		2,945	$9.44	to	$15.59	$36,520	0.08%	0.10%	to	1.90%	-1.77%	to	0.10%
2015		3,275	$9.61	to	$15.68	$41,143	—	0.10%	to	1.90%	-1.84%	to	-0.10%
2014		3,740	$9.71	to	$15.80	$47,372	—	0.10%	to	1.90%	-1.90%	to	-0.40%
Voya Global Bond Portfolio - Initial Class													
2018		1,012	$12.42	to	$15.15	$14,329	3.68%	0.10%	to	2.25%	-4.17%	to	-2.13%
2017		1,179	$12.96	to	$15.59	$17,251	2.53%	0.10%	to	2.25%	7.20%	to	9.56%
2016		1,239	$12.09	to	$14.32	$16,720	1.77%	0.10%	to	2.25%	3.96%	to	6.19%
2015		1,370	$11.53	to	$13.58	$17,581	—	0.10%	to	2.25%	-6.44%	to	-4.42%
2014		1,659	$12.13	to	$14.31	$22,507	0.82%	0.10%	to	2.25%		-1.82%	
Voya Global Bond Portfolio - Service Class													
2018		2		$13.69		$21	4.55%		1.25%			-3.39%	
2017		2		$14.17		$23	2.33%		1.25%			7.92%	
2016		2		$13.13		$23	0.84%		1.25%			4.70%	
2015		5		$12.54		$66	—		1.25%			-5.64%	
2014		6		$13.29		$79	—		1.25%			-1.12%	
Voya Solution 2025 Portfolio - Service Class													
2018		350	$15.39	to	$17.18	$5,522	2.14%	0.10%	to	1.50%	-7.13%	to	-6.05%
2017		332	$16.44	to	$18.37	$5,600	1.86%	0.35%	to	1.50%	13.61%	to	14.83%
2016		295	$14.36	to	$16.05	$4,353	2.02%	0.35%	to	1.50%	4.26%	to	5.55%
2015		270	$13.65	to	$15.27	$3,800	3.40%	0.10%	to	1.50%	-1.54%	to	-0.43%
2014		276	$13.76	to	$15.40	$3,909	2.12%	0.35%	to	1.50%	3.99%	to	5.22%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2035 Portfolio - Service Class													
2018		529	$15.95	to	$18.12	$8,563	1.83%	0.10%	to	1.25%	-9.47%	to	-8.47%
2017		552	$17.53	to	$19.92	$9,953	1.59%	0.10%	to	1.25%	17.92%	to	19.32%
2016		475	$14.78	to	$16.80	$7,192	1.97%	0.10%	to	1.25%	4.97%	to	6.11%
2015		490	$14.01	to	$15.93	$7,035	3.12%	0.10%	to	1.25%	-1.76%	to	-0.54%
2014		476	$14.18	to	$15.37	$6,894	2.01%	0.10%	to	1.25%	4.34%	to	5.29%
Voya Solution 2045 Portfolio - Service Class													
2018		329	$15.94	to	$18.48	$5,312	1.40%	0.10%	to	1.25%	-11.35%	to	-10.35%
2017		424	$17.89	to	$20.74	$7,803	1.13%	0.10%	to	1.25%	19.74%	to	21.13%
2016		362	$14.86	to	$17.23	$5,515	1.67%	0.10%	to	1.50%	4.85%	to	6.29%
2015		284	$14.06	to	$16.32	$4,076	3.07%	0.10%	to	1.50%	-2.46%	to	-1.07%
2014		225	$14.30	to	$16.60	$3,274	1.70%	0.10%	to	1.50%	4.54%	to	5.38%
Voya Solution Income Portfolio - Service Class													
2018		153	$14.14	to	$15.66	$2,294	2.35%	0.10%	to	1.50%	-4.46%	to	-3.16%
2017		164	$14.80	to	$16.28	$2,563	2.23%	0.10%	to	1.50%	7.64%	to	9.24%
2016		194	$13.72	to	$15.00	$2,784	1.13%	0.10%	to	1.50%	2.92%	to	4.32%
2015		228	$13.22	to	$14.47	$3,158	1.50%	0.10%	to	1.50%		-1.40%	
2014		76	$13.30	to	$14.56	$1,099	2.52%	0.10%	to	1.25%	4.44%	to	4.97%
Voya Solution Moderately Aggressive Portfolio - Service Class													
2018		19	$10.45	to	$10.61	$198	2.03%	0.95%	to	1.40%	-10.38%	to	-10.01%
2017		17	$11.66	to	$11.79	$196	1.34%	0.95%	to	1.40%	16.48%	to	16.96%
2016		16	$10.01	to	$10.08	$161	1.33%	0.95%	to	1.40%	4.71%	to	5.22%
2015	08/14/2015	20	$9.56	to	$9.58	$189	(b)	0.95%	to	1.40%		(b)	
2014		(b)		(b)		(b)	(b)		(b)			(b)	
VY® American Century Small-Mid Cap Value Portfolio - Service Class													
2018		94	$23.48	to	$37.27	$2,472	1.13%	0.10%	to	1.25%	-15.39%	to	-14.41%
2017		108	$27.60	to	$43.93	$3,358	1.03%	0.10%	to	1.25%	9.74%	to	11.00%
2016		112	$25.01	to	$39.91	$3,148	1.20%	0.10%	to	1.50%	22.22%	to	23.95%
2015		127	$20.31	to	$32.48	$2,823	1.60%	0.10%	to	1.25%	-2.93%	to	-1.84%
2014		138	$20.81	to	$33.37	$3,190	1.21%	0.10%	to	1.50%	10.79%	to	12.08%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Baron Growth Portfolio - Service Class												
2018	199	$18.15	to	$41.76	$5,038	—	0.10%	to	1.50%	-3.36%	to	-2.00%
2017	191	$18.76	to	$42.97	$4,927	0.81%	0.10%	to	1.50%	26.29%	to	28.10%
2016	185	$14.84	to	$33.84	$3,799	—	0.10%	to	1.50%	3.77%	to	5.24%
2015	245	$14.29	to	$32.43	$4,849	0.23%	0.10%	to	1.50%	-6.43%	to	-5.12%
2014	293	$15.26	to	$34.48	$6,303	0.07%	0.10%	to	1.50%	2.77%	to	3.59%
VY® Columbia Contrarian Core Portfolio - Service Class												
2018	76	$17.34	to	$23.08	$1,498	0.95%	0.10%	to	1.50%	-10.33%	to	-9.06%
2017	85	$19.33	to	$25.55	$1,867	0.87%	0.10%	to	1.50%	19.78%	to	21.44%
2016	88	$16.12	to	$21.17	$1,564	3.37%	0.10%	to	1.50%	6.75%	to	8.29%
2015	135	$15.08	to	$19.68	$2,297	0.88%	0.10%	to	1.50%	1.46%	to	2.92%
2014	150	$14.85	to	$22.46	$2,473	0.79%	0.10%	to	1.50%	11.13%	to	12.03%
VY® Columbia Small Cap Value II Portfolio - Service Class												
2018	20	$16.00	to	$19.87	$357	0.22%	0.10%	to	1.40%	-18.91%	to	-17.82%
2017	25	$19.73	to	$24.18	$533	0.31%	0.10%	to	1.40%	9.37%	to	10.82%
2016	30	$17.87	to	$21.82	$573	0.19%	0.10%	to	1.50%	21.90%	to	23.56%
2015	48	$14.66	to	$17.66	$744	0.28%	0.10%	to	1.50%	-4.43%	to	-3.02%
2014	42	$15.46	to	$18.21	$683	0.15%	0.10%	to	1.40%	2.86%	to	3.63%
VY® Invesco Comstock Portfolio - Service Class												
2018	33	$19.97	to	$24.08	$694	1.47%	0.10%	to	1.50%	-13.72%	to	-12.49%
2017	33	$22.96	to	$27.70	$798	1.12%	0.10%	to	1.50%	15.96%	to	17.57%
2016	34	$19.64	to	$23.72	$724	1.94%	0.10%	to	1.50%	16.00%	to	17.68%
2015	60	$16.79	to	$22.86	$1,087	2.12%	0.10%	to	1.50%	-7.34%	to	-6.07%
2014	75	$17.99	to	$24.55	$1,459	2.04%	0.10%	to	1.50%	7.51%	to	8.37%
VY® Invesco Equity and Income Portfolio - Initial Class												
2018	2,510	$18.56	to	$20.66	$49,208	1.95%	0.10%	to	1.50%	-10.83%	to	-9.52%
2017	2,904	$20.65	to	$22.99	$63,635	2.11%	0.10%	to	1.50%	9.27%	to	10.80%
2016	3,365	$18.75	to	$20.88	$67,371	1.93%	0.10%	to	1.50%	13.56%	to	15.17%
2015	3,908	$16.38	to	$18.25	$68,652	2.18%	0.10%	to	1.75%	-3.75%	to	-2.16%
2014	4,454	$16.84	to	$18.78	$80,865	1.86%	0.10%	to	1.75%	7.05%	to	8.55%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
VY® JPMorgan Mid Cap Value Portfolio - Service Class						
2018	98	$22.27 to $35.15	$2,718	1.05%	0.10% to 1.50%	-13.50% to -12.29%
2017	124	$25.54 to $40.34	$3,947	0.61%	0.10% to 1.50%	12.03% to 13.63%
2016	131	$22.61 to $39.07	$3,693	0.66%	0.10% to 1.50%	12.99% to 14.57%
2015	140	$19.86 to $34.39	$3,458	0.60%	0.10% to 1.50%	-4.48% to -3.16%
2014	150	$20.62 to $35.80	$3,877	0.87%	0.10% to 1.50%	13.29% to 14.57%
VY® Oppenheimer Global Portfolio - Initial Class						
2018	2,495	$19.00 to $23.25	$54,392	1.62%	0.10% to 1.90%	-14.83% to -13.30%
2017	2,788	$22.04 to $27.05	$70,986	1.10%	0.10% to 1.90%	33.91% to 36.34%
2016	3,075	$16.26 to $20.00	$58,097	1.17%	0.10% to 1.90%	-1.71% to 0.12%
2015	3,564	$16.34 to $20.15	$67,773	1.50%	0.10% to 1.90%	2.19% to 4.06%
2014	3,939	$15.80 to $19.54	$72,781	1.15%	0.10% to 1.90%	0.34% to 1.95%
VY® Pioneer High Yield Portfolio - Initial Class						
2018	536	$18.52 to $21.41	$10,248	5.44%	0.10% to 1.40%	-3.99% to -2.78%
2017	614	$19.20 to $22.16	$12,185	5.02%	0.10% to 1.50%	5.73% to 7.28%
2016	718	$18.15 to $20.80	$13,417	5.15%	0.10% to 1.50%	12.61% to 14.17%
2015	778	$16.11 to $18.33	$12,897	5.37%	0.10% to 1.50%	-6.06% to -4.73%
2014	901	$16.81 to $19.37	$15,880	5.04%	0.10% to 1.75%	-1.41% to -0.36%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class						
2018	1,282	$24.74 to $30.66	$36,718	0.19%	0.10% to 1.50%	-4.67% to -3.32%
2017	1,432	$25.75 to $31.99	$43,055	0.62%	0.10% to 1.50%	22.95% to 24.67%
2016	1,621	$20.77 to $25.88	$39,497	0.30%	0.10% to 1.50%	5.84% to 7.33%
2015	1,863	$19.48 to $24.32	$42,681	—	0.10% to 1.50%	0.46% to 1.89%
2014	2,048	$19.22 to $24.07	$46,522	0.26%	0.10% to 1.50%	10.18% to 11.48%
VY® T. Rowe Price Growth Equity Portfolio - Initial Class						
2018	713	$22.21 to $71.32	$34,298	0.25%	0.10% to 1.50%	-2.58% to -1.18%
2017	762	$22.78 to $73.14	$38,118	0.05%	0.10% to 1.50%	31.61% to 33.47%
2016	816	$17.29 to $55.52	$31,534	—	0.10% to 1.50%	— to 1.37%
2015	1,026	$17.28 to $55.47	$38,458	—	0.10% to 1.50%	9.16% to 10.72%
2014	1,034	$15.81 to $50.77	$37,050	—	0.10% to 1.50%	7.08% to 8.31%

Fund / Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Templeton Foreign Equity Portfolio - Initial Class												
2018	873	$8.90	to	$11.99	$8,661	2.09%	0.10%	to	1.90%	-16.51%	to	-15.02%
2017	1,017	$10.66	to	$14.11	$11,995	2.03%	0.10%	to	1.90%	20.05%	to	22.27%
2016	1,084	$8.88	to	$11.54	$10,552	3.23%	0.10%	to	1.90%	-0.11%	to	1.67%
2015	1,331	$8.89	to	$11.35	$12,870	4.09%	0.10%	to	1.90%	-5.22%	to	-3.40%
2014	1,468	$9.38	to	$11.75	$14,838	2.50%	0.10%	to	1.90%	-8.31%	to	-6.94%
Voya Strategic Allocation Conservative Portfolio - Class I												
2018	159	$15.49	to	$28.77	$3,726	2.55%	0.10%	to	1.50%	-5.45%	to	-4.11%
2017	186	$16.25	to	$30.20	$4,601	2.47%	0.10%	to	1.50%	8.89%	to	10.41%
2016	226	$14.81	to	$27.53	$5,311	2.98%	0.10%	to	1.50%	4.10%	to	5.60%
2015	273	$14.11	to	$26.24	$6,108	3.36%	0.10%	to	1.50%	-1.69%	to	-0.27%
2014	290	$14.24	to	$26.50	$6,582	2.63%	0.10%	to	1.50%	5.05%	to	6.26%
Voya Strategic Allocation Growth Portfolio - Class I												
2018	267	$12.89	to	$31.76	$5,877	2.00%	0.10%	to	2.25%	-10.36%	to	-8.45%
2017	342	$14.38	to	$34.90	$8,094	1.69%	0.10%	to	2.25%	15.25	to	17.76%
2016	349	$12.47	to	$29.83	$7,200	2.70%	0.10%	to	2.25%	4.53%	to	6.82%
2015	465	$11.93	to	$28.11	$8,840	2.65%	0.10%	to	2.25%	-3.40%	to	-1.25%
2014	474	$12.35	to	$28.66	$9,374	2.07%	0.10%	to	2.25%	4.22%	to	6.14%
Voya Strategic Allocation Moderate Portfolio - Class I												
2018	313	$15.89	to	$30.17	$6,950	2.35%	0.35%	to	1.40%	-7.40%	to	-6.40%
2017	321	$14.49	to	$32.36	$7,831	1.88%	0.35%	to	2.25%	11.98%	to	14.08%
2016	361	$12.94	to	$28.47	$7,871	2.64%	0.35%	to	2.25%	4.27%	to	6.32%
2015	383	$12.41	to	$26.90	$7,962	2.96%	0.10%	to	2.25%	-2.82%	to	-0.67%
2014	463	$12.77	to	$27.26	$9,616	2.41%	0.10%	to	2.25%	4.33%	to	6.29%
Voya Growth and Income Portfolio - Class A												
2018	73	$18.77			$1,373	1.41%	1.25%			-6.06%		
2017	80	$19.98			$1,602	1.35%	1.25%			18.29%		
2016	90	$16.89			$1,520	1.54%	1.25%			7.85%		
2015	97	$15.66			$1,517	1.50%	1.25%			-3.03%		
2014	112	$16.15			$1,814	1.53%	1.25%			8.83%		

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Growth and Income Portfolio - Class I													
2018		4,935	$10.27	to	$564.43	$192,504	1.81%	0.10%	to	2.25%	-6.53%	to	-4.56%
2017		5,621	$10.81	to	$596.35	$230,160	1.83%	0.10%	to	2.25%	17.60%	to	20.24%
2016		6,158	$11.59	to	$500.21	$209,483	1.94%	0.10%	to	2.25%	7.31%	to	9.67%
2015		6,987	$10.80	to	$459.99	$215,524	1.97%	0.10%	to	2.25%	-3.57%	to	-1.52%
2014		8,057	$11.20	to	$471.05	$244,610	1.94%	0.10%	to	2.25%	8.21%	to	10.32%
Voya Emerging Markets Index Portfolio - Class I													
2018		75	$9.83	to	$10.37	$769	2.31%	0.10%	to	1.25%	-16.13%	to	-15.21%
2017		44	$11.72	to	$12.23	$527	0.78%	0.10%	to	1.25%	34.87%	to	36.50%
2016		8	$8.69	to	$8.96	$71	2.87%	0.10%	to	1.25%	9.17%	to	10.48%
2015		4	$7.96	to	$8.11	$31	12.12%	0.10%	to	1.25%		—	
2014	08/05/2014	—		$9.59		$2	(a)		0.10%			(a)	
Voya Euro STOXX 50® Index Portfolio - Class I													
2018		4		$10.41		$42	2.33%		0.75%			-16.59%	
2017		4		$12.48		$44	3.96%		0.75%			23.44%	
2016		4		$10.11		$43	0.11%		0.75%			—	
2015		4		$10.11		$44	2.22%		0.75%			-4.98%	
2014		4		$10.64		$46	4.35%		0.75%			-9.83%	
Voya Global Equity Portfolio - Class I													
2018		167	$10.64	to	$11.26	$1,820	5.09%	0.10%	to	1.50%	-10.21%	to	-8.90%
2017		197	$11.85	to	$12.36	$2,383	2.37%	0.10%	to	1.50%	21.91%	to	23.60%
2016		226	$9.72	to	$10.00	$2,225	2.79%	0.10%	to	1.50%	4.40%	to	5.93%
2015	03/09/2015	288	$9.31	to	$9.44	$2,698	(b)	0.10%	to	1.50%		(b)	
2014		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Global Equity Portfolio - Class S													
2018		83	$10.42	to	$10.60	$873	4.58%	0.95%	to	1.40%	-10.40%	to	-10.02%
2017		97	$11.63	to	$11.78	$1,136	2.11%	0.95%	to	1.40%	21.78%	to	22.33%
2016		101	$9.55	to	$9.66	$972	2.60%	0.95%	to	1.40%	4.26%	to	4.79%
2015	03/09/2015	119	$9.16	to	$9.25	$1,090	(b)	0.95%	to	1.40%		(b)	
2014		(b)		(b)		(b)	(b)		(b)			(b)	

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Plus LargeCap Portfolio - Class I													
2018		2,248	$15.20	to	$43.48	$60,638	1.47%	0.10%	to	2.25%	-8.93%	to	-6.88%
2017		2,212	$16.69	to	$47.02	$65,631	1.60%	0.10%	to	2.25%	21.86%	to	24.51%
2016		2,447	$13.69	to	$38.01	$58,987	1.67%	0.10%	to	2.25%	7.80%	to	10.21%
2015		2,793	$12.70	to	$34.72	$61,663	1.62%	0.10%	to	2.25%	-1.40%	to	0.71%
2014		3,091	$12.85	to	$34.69	$68,972	1.48%	0.10%	to	2.25%	11.32%	to	13.41%
Voya Index Plus MidCap Portfolio - Class I													
2018		198	$19.87	to	$45.04	$5,304	1.12%	0.10%	to	1.50%	-15.62%	to	-14.41%
2017		240	$23.36	to	$53.01	$7,531	1.39%	0.10%	to	1.50%	11.89%	to	13.42%
2016		258	$20.71	to	$47.04	$7,291	0.94%	0.10%	to	1.50%	16.37%	to	18.06%
2015		293	$17.65	to	$40.14	$6,902	1.00%	0.10%	to	1.50%	-3.25%	to	-1.90%
2014		328	$18.10	to	$41.20	$7,906	0.82%	0.10%	to	1.50%	7.93%	to	9.18%
Voya Index Plus SmallCap Portfolio - Class I													
2018		130	$20.74	to	$34.05	$3,194	0.94%	0.10%	to	1.50%	-13.71%	to	-12.50%
2017		143	$23.85	to	$39.19	$4,020	0.98%	0.10%	to	1.50%	8.28%	to	9.83%
2016		159	$21.85	to	$35.94	$4,216	0.80%	0.10%	to	1.50%	25.41%	to	27.20%
2015		173	$17.28	to	$28.45	$3,613	0.95%	0.10%	to	1.50%	-4.66%	to	-3.30%
2014		193	$17.98	to	$29.63	$4,193	0.59%	0.10%	to	1.50%	3.87%	to	5.07%
Voya International Index Portfolio - Class I													
2018		696	$9.23	to	$17.78	$10,210	3.04%	0.10%	to	1.75%	-15.27%	to	-13.80%
2017		725	$10.84	to	$20.81	$12,539	2.45%	0.10%	to	1.75%	22.72%	to	24.77%
2016		773	$8.79	to	$16.82	$11,111	3.06%	0.10%	to	1.75%	-0.94%	to	0.73%
2015		868	$8.66	to	$16.84	$12,589	3.20%	0.10%	to	1.75%	-2.63%	to	-1.00%
2014		921	$8.87	to	$17.16	$14,009	1.15%	0.10%	to	1.75%	-7.56%	to	-6.56%
Voya International Index Portfolio - Class S													
2018		3	$15.39			$42	2.17%			1.25%			-14.93%
2017		3	$18.09			$50	1.72%			1.25%			22.98%
2016		2	$14.71			$28	1.28%			1.25%			-0.68%
2015		1	$14.81			$9	5.00%			1.25%			-2.31%
2014		7	$15.16			$111	0.82%			1.25%			-7.39%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Large Cap Growth Index Portfolio - Class I													
2018		829	$29.28	to	$37.65	$26,337	1.10%	0.10%	to	1.75%	-2.70%	to	-1.08%
2017		904	$29.79	to	$38.06	$29,331	1.16%	0.10%	to	1.75%	28.96%	to	31.13%
2016		1,002	$22.86	to	$29.02	$25,032	1.25%	0.10%	to	1.75%	4.70%	to	6.46%
2015		1,134	$21.62	to	$27.26	$26,934	1.18%	0.10%	to	1.75%	5.75%	to	7.49%
2014		1,259	$20.24	to	$25.36	$28,067	1.28%	0.10%	to	1.75%	11.08%	to	12.33%
Voya Russell™ Large Cap Index Portfolio - Class I													
2018		569	$18.72	to	$31.54	$15,637	1.71%	0.10%	to	2.25%	-5.62%	to	-3.53%
2017		601	$19.69	to	$32.99	$17,538	1.67%	0.10%	to	2.25%	19.84%	to	22.45%
2016		663	$16.30	to	$27.17	$16,274	1.85%	0.10%	to	2.25%	8.47%	to	10.83%
2015		731	$14.92	to	$24.72	$16,537	1.69%	0.10%	to	2.25%	-0.18%	to	1.98%
2014		791	$14.83	to	$24.45	$17,991	1.58%	0.10%	to	2.25%	10.42%	to	12.10%
Voya Russell™ Large Cap Value Index Portfolio - Class I													
2018		1,939	$11.39	to	$26.37	$30,700	2.37%	0.10%	to	1.75%	-8.28%	to	-6.73%
2017		2,244	$12.37	to	$28.52	$38,419	2.07%	0.10%	to	1.75%	11.50%	to	13.37%
2016		2,566	$11.05	to	$25.37	$38,918	1.58%	0.10%	to	1.75%	13.58%	to	15.55%
2015		2,927	$9.70	to	$22.15	$39,307	0.49%	0.10%	to	1.75%	-5.15%	to	-3.56%
2014		324	$10.89	to	$23.18	$7,158	1.56%	0.10%	to	1.75%	10.43%	to	11.62%
Voya Russell™ Large Cap Value Index Portfolio - Class S													
2018		39	$24.64	to	$25.01	$976	2.04%	1.25%	to	1.40%	-8.20%	to	-8.02%
2017		44	$26.84	to	$27.19	$1,186	1.84%	1.25%	to	1.40%	11.65%	to	11.76%
2016		47	$24.04	to	$24.33	$1,136	1.49%	1.25%	to	1.40%	13.66%	to	13.90%
2015		62	$21.15	to	$21.36	$1,308	1.34%	1.25%	to	1.40%	-5.11%	to	-4.98%
2014		81	$22.29	to	$22.48	$1,817	1.38%	1.25%	to	1.40%	10.68%	to	10.79%
Voya Russell™ Mid Cap Growth Index Portfolio - Class S													
2018		10	$29.71	to	$32.46	$312	0.65%	0.70%	to	1.50%	-6.78%	to	-6.03%
2017		36	$31.87	to	$36.13	$1,218	0.66%	0.10%	to	1.50%	22.48%	to	24.24%
2016		36	$26.02	to	$29.08	$980	0.68%	0.10%	to	1.50%	5.26%	to	6.68%
2015		42	$24.72	to	$26.61	$1,090	0.74%	0.70%	to	1.50%	-2.29%	to	-1.51%
2014		60	$25.30	to	$27.09	$1,595	0.15%	0.70%	to	1.50%	9.48%	to	10.34%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Mid Cap Index Portfolio - Class I													
2018		70	$18.76	to	$24.68	$1,516	1.45%	0.10%	to	1.25%	-10.41%	to	-9.39%
2017		80	$20.94	to	$27.42	$1,931	1.40%	0.10%	to	1.25%	16.46%	to	17.82%
2016		73	$17.98	to	$23.41	$1,525	1.33%	0.10%	to	1.25%	12.02%	to	13.30%
2015		78	$16.05	to	$20.80	$1,451	1.19%	0.10%	to	1.25%	-4.01%	to	-2.89%
2014		81	$16.72	to	$21.57	$1,582	0.59%	0.10%	to	1.25%	11.24%	to	11.90%
Voya Russell™ Small Cap Index Portfolio - Class I													
2018		64	$18.67	to	$22.82	$1,298	1.22%	0.10%	to	1.25%	-12.39%	to	-11.37%
2017		64	$21.31	to	$25.91	$1,480	1.14%	0.10%	to	1.25%	12.87%	to	14.14%
2016		62	$18.88	to	$22.85	$1,287	1.33%	0.10%	to	1.25%	19.57%	to	21.01%
2015		81	$15.79	to	$19.01	$1,385	1.20%	0.10%	to	1.25%	-5.73%	to	-4.63%
2014		80	$16.75	to	$20.06	$1,447	0.95%	0.10%	to	1.25%	3.65%	to	4.15%
Voya Small Company Portfolio - Class I													
2018		451	$20.39	to	$58.69	$18,563	0.56%	0.10%	to	1.90%	-17.44%	to	-15.91%
2017		513	$24.41	to	$70.27	$25,655	0.33%	0.10%	to	1.90%	9.17%	to	11.18%
2016		567	$22.08	to	$63.62	$25,664	0.43%	0.10%	to	1.90%	22.12%	to	24.33%
2015		650	$17.86	to	$51.49	$23,383	0.51%	0.10%	to	1.90%	-2.63%	to	-0.84%
2014		739	$18.13	to	$52.29	$27,287	0.35%	0.10%	to	1.90%	4.49%	to	6.16%
Voya U.S. Bond Index Portfolio - Class I													
2018		110	$11.90	to	$14.12	$1,433	2.31%	0.10%	to	1.50%	-1.82%	to	-0.42%
2017		123	$12.12	to	$14.18	$1,599	2.48%	0.10%	to	1.50%	1.59%	to	3.05%
2016		100	$11.85	to	$13.76	$1,262	2.57%	0.10%	to	1.50%	0.85%	to	2.23%
2015		101	$11.67	to	$13.46	$1,249	2.32%	0.10%	to	1.50%	-1.25%	to	0.15%
2014		114	$11.73	to	$13.44	$1,425	1.80%	0.10%	to	1.50%	4.17%	to	4.98%
Voya MidCap Opportunities Portfolio - Class I													
2018		909	$10.09	to	$42.46	$15,217	—	0.10%	to	1.75%	-9.15%	to	-7.57%
2017		1,021	$11.05	to	$46.33	$18,488	0.07%	0.10%	to	1.75%	22.97%	to	24.96%
2016		255	$13.06	to	$28.94	$4,907	—	0.10%	to	1.75%	5.41%	to	7.14%
2015		305	$12.39	to	$27.18	$5,451	—	0.10%	to	1.75%	-1.27%	to	0.43%
2014		334	$12.55	to	$27.24	$5,968	0.39%	0.10%	to	1.75%	6.90%	to	8.45%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
Voya MidCap Opportunities Portfolio - Class S						
2018	124	$16.20 to $27.45	$2,910	—	0.95% to 1.40%	-8.99% to -8.59%
2017	133	$17.80 to $30.03	$3,409	—	0.95% to 1.40%	23.01% to 23.58%
2016	151	$14.47 to $24.30	$3,181	—	0.95% to 1.40%	5.50% to 5.97%
2015	151	$13.71 to $22.93	$3,014	—	0.95% to 1.40%	-1.15% to -0.69%
2014	151	$13.87 to $23.09	$3,108	0.35%	0.95% to 1.40%	7.01% to 7.55%
Voya SmallCap Opportunities Portfolio - Class I						
2018	99	$18.32 to $32.90	$2,148	—	0.10% to 1.25%	-16.92% to -15.94%
2017	100	$22.05 to $39.49	$2,558	0.08%	0.10% to 1.25%	17.22% to 18.61%
2016	94	$18.81 to $33.57	$2,040	—	0.10% to 1.25%	12.03% to 13.31%
2015	85	$16.79 to $29.89	$1,647	—	0.10% to 1.25%	-2.16% to -1.02%
2014	61	$17.16 to $30.45	$1,175	—	0.10% to 1.25%	4.32% to 4.88%
Voya SmallCap Opportunities Portfolio - Class S						
2018	129	$15.55 to $17.60	$2,133	—	0.95% to 1.40%	-17.28% to -16.86%
2017	138	$18.79 to $21.17	$2,747	—	0.95% to 1.40%	16.78% to 17.35%
2016	149	$16.09 to $18.04	$2,532	—	0.95% to 1.40%	11.50% to 11.98%
2015	138	$14.43 to $16.11	$2,107	—	0.95% to 1.40%	-2.52% to -2.07%
2014	164	$14.80 to $16.45	$2,559	—	0.95% to 1.40%	3.83% to 4.38%
Wanger International						
2018	119	$11.83 to $15.40	$1,641	2.26%	0.10% to 1.50%	-18.97% to -17.78%
2017	129	$14.60 to $18.73	$2,161	1.26%	0.10% to 1.50%	30.94% to 32.74%
2016	164	$11.15 to $14.11	$2,037	1.17%	0.10% to 1.50%	-2.87% to -1.47%
2015	169	$11.48 to $14.32	$2,155	1.49%	0.10% to 1.50%	-1.37%
2014	188	$11.64 to $14.32	$2,421	1.52%	0.10% to 1.50%	-5.83% to -5.06%
Wanger Select						
2018	85	$19.18 to $27.26	$1,934	0.19%	0.10% to 1.50%	-13.71% to -12.49%
2017	84	$22.05 to $31.36	$2,218	0.19%	0.10% to 1.50%	24.78% to 26.54%
2016	99	$17.53 to $24.94	$2,113	0.16%	0.10% to 1.50%	11.67% to 13.26%
2015	119	$15.57 to $22.17	$2,219	—	0.10% to 1.50%	-1.22% to 0.18%
2014	151	$15.64 to $22.28	$2,770	—	0.10% to 1.50%	1.58% to 2.42%

108

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Wanger USA													
2018		62	$23.66	to	$30.24	$1,645	—	0.10%	to	1.50%	-2.94%	to	-1.56%
2017		51	$24.18	to	$30.92	$1,389	—	0.10%	to	1.50%	17.81%	to	19.46%
2016		47	$20.36	to	$26.05	$1,054	—	0.10%	to	1.50%	12.01%	to	13.55%
2015		51	$18.04	to	$23.09	$1,015	—	0.10%	to	1.50%	-2.08%	to	-0.68%
2014		—	$18.28	to	$23.40	$1,013	—	0.10%	to	1.50%	3.20%	to	4.10%

(a) As investment Division had no investments until 2014, this data is not meaningful and is therefore not presented.

(b) As investment Division had no investments until 2015, this data is not meaningful and is therefore not presented.

A   The Fund Inception Date represents the first date the fund received money.

B   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investments income is determined by the timing of declaration of dividends by the underlaying fund in which the Division invests.

C   The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of
Voya Retirement Insurance and Annuity Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Voya Retirement Insurance and Annuity Company (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2001.

Boston, Massachusetts
March 14, 2019

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2018 and 2017
(In millions, except share and per share data)

	As of December 31,	
	2018	**2017**
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $22,860 as of 2018 and $21,774 as of 2017)	$ 22,981	$ 23,141
Fixed maturities, at fair value using the fair value option	1,171	941
Equity securities, at fair value (cost of $45 as of 2018 and 2017)	57	60
Short-term investments	50	25
Mortgage loans on real estate, net of valuation allowance of $1 as of 2018 and 2017	4,918	4,910
Policy loans	210	214
Limited partnerships/corporations	583	411
Derivatives	128	136
Securities pledged (amortized cost of $867 as of 2018 and $864 as of 2017)	882	960
Other investments	40	—
Total investments	31,020	30,798
Cash and cash equivalents	364	288
Short-term investments under securities loan agreements, including collateral delivered	793	765
Accrued investment income	301	304
Premiums receivable and reinsurance recoverable	1,409	1,496
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	1,104	766
Notes receivable from affiliate	—	175
Short-term loan to affiliate	—	80
Current income tax recoverable	35	—
Due from affiliates	54	60
Property and equipment	62	64
Other assets	251	140
Assets held in separate accounts	67,323	73,036
Total assets	$ 102,716	$ 107,972

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2018 and 2017
(In millions, except share and per share data)

	As of December 31,			
	2018		**2017**	
Liabilities and Shareholder's Equity				
Future policy benefits and contract owner account balances	$	30,695	$	29,669
Payable for securities purchased		49		79
Payables under securities loan agreements, including collateral held		827		845
Due to affiliates		73		61
Derivatives		99		85
Current income tax payable to Parent		—		23
Deferred income taxes		64		187
Other liabilities		264		406
Liabilities related to separate accounts		67,323		73,036
Total liabilities		99,394		104,391
Commitments and Contingencies (Note 13)				
Shareholder's equity:				
Common stock (100,000 shares authorized, 55,000 issued and outstanding as of 2018 and 2017; $50 par value per share)		3		3
Additional paid-in capital		2,728		2,730
Accumulated other comprehensive income (loss)		108		818
Retained earnings (deficit)		483		30
Total shareholder's equity		3,322		3,581
Total liabilities and shareholder's equity	$	102,716	$	107,972

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2018, 2017 and 2016
(In millions)

	Year Ended December 31,		
	2018	**2017**	**2016**
Revenues:			
Net investment income	$ 1,623	$ 1,520	$ 1,501
Fee income	695	713	725
Premiums	41	48	870
Broker-dealer commission revenue	69	170	175
Net realized capital gains (losses):			
Total other-than-temporary impairments	(18)	(19)	(19)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)	2	(7)	—
Net other-than-temporary impairments recognized in earnings	(20)	(12)	(19)
Other net realized capital gains (losses)	(222)	(188)	(194)
Total net realized capital gains (losses)	(242)	(200)	(213)
Other revenue	13	—	(2)
Total revenues	2,199	2,251	3,056
Benefits and expenses:			
Interest credited and other benefits to contract owners/ policyholders	828	958	1,765
Operating expenses	647	801	815
Broker-dealer commission expense	69	170	175
Net amortization of Deferred policy acquisition costs and Value of business acquired	86	233	167
Total benefits and expenses	1,630	2,162	2,922
Income (loss) before income taxes	569	89	134
Income tax expense (benefit)	74	(121)	21
Net income (loss)	$ 495	$ 210	$ 113

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2018, 2017 and 2016
(In millions)

	Year Ended December 31,					
	2018		**2017**		**2016**	
Net income (loss)	$	495	$	210	$	113
Other comprehensive income (loss), before tax:						
Unrealized gains/losses on securities		(897)		387		258
Other-than-temporary impairments		8		(4)		9
Pension and other postretirement benefits liability		(1)		(2)		(1)
Other comprehensive income (loss), before tax		(890)		381		266
Income tax expense (benefit) related to items of other comprehensive income (loss)		(192)		122		93
Other comprehensive income (loss), after tax		(698)		259		173
Comprehensive income (loss)	$	(203)	$	469	$	286

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2018, 2017 and 2016
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2016	$ 3	$ 3,272	$ 386	$ (293)	$ 3,368
Comprehensive income (loss):					
Net income (loss)	—	—	—	113	113
Other comprehensive income (loss), after tax	—	—	173	—	173
Total comprehensive income (loss)					286
Dividends paid and distributions of capital	—	(278)	—	—	(278)
Employee related benefits	—	—	—	—	—
Balance as of December 31, 2016	3	2,994	559	(180)	3,376
Comprehensive income (loss):					
Net income (loss)	—	—	—	210	210
Other comprehensive income (loss), after tax	—	—	259	—	259
Total comprehensive income (loss)					469
Dividends paid and distributions of capital	—	(265)	—	—	(265)
Employee related benefits	—	1	—	—	1
Balance as of December 31, 2017- As previously filed	3	2,730	818	30	3,581
Cumulative effect of changes in accounting:					
Adjustment for adoption of ASU 2014-09	—	—	—	72	72
Adjustment for adoption of ASU 2016-01	—	—	(12)	12	—
Balance as of January 1, 2018 - As adjusted	3	2,730	806	114	3,653
Comprehensive income (loss):					
Net income (loss)	—	—	—	495	495
Other comprehensive income (loss), after tax	—	—	(698)	—	(698)
Total comprehensive income (loss)					(203)
Dividends paid and distributions of capital	—	—	—	(126)	(126)
Employee related benefits	—	(2)	—	—	(2)
Balance as of December 31, 2018	$ 3	$ 2,728	$ 108	$ 483	$ 3,322

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2018, 2017 and 2016
(In millions)

	Year Ended December 31,		
	2018	2017	2016
Cash Flows from Operating Activities:			
Net income (loss)	$ 495	$ 210	$ 113
Adjustments to reconcile Net income (loss) to Net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(64)	(80)	(80)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	87	234	168
Net accretion/amortization of discount/premium	(3)	12	(1)
Future policy benefits, claims reserves and interest credited	547	534	1,289
Deferred income tax (benefit) expense	49	(158)	(3)
Net realized capital losses	242	200	213
Depreciation	2	3	4
Change in:			
Accrued investment income	3	(3)	(6)
Premiums receivable and reinsurance recoverable	87	138	205
Other receivables and asset accruals	(15)	21	7
Due to/from affiliates	18	(105)	30
Other payables and accruals	(169)	(3)	126
Other, net	(33)	(24)	(11)
Net cash provided by operating activities	1,246	979	2,054
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	3,983	4,462	3,184
Equity securities, available-for-sale	3	25	49
Mortgage loans on real estate	598	494	375
Limited partnerships/corporations	99	81	71
Acquisition of:			
Fixed maturities	(5,475)	(4,247)	(5,664)
Equity securities, available-for-sale	(3)	(2)	—
Mortgage loans on real estate	(606)	(1,149)	(900)
Limited partnerships/corporations	(254)	(120)	(113)
Derivatives, net	23	203	28
Policy loans, net	4	5	11
Short-term investments, net	(26)	8	(33)
Short-term loan to affiliate, net	80	(80)	—
Collateral received (delivered), net	(46)	(189)	(30)
Other investments, net	(40)	—	—
Net cash used in investing activities	(1,660)	(509)	(3,022)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2018, 2017 and 2016
(In millions)

		Year Ended December 31,				
		2018		**2017**		**2016**
Cash Flows from Financing Activities:						
Deposits received for investment contracts	$	3,744	$	2,380	$	3,746
Maturities and withdrawals from investment contracts		(3,108)		(2,794)		(2,534)
Settlements on deposit contracts		(20)		(64)		(66)
Dividends paid and return of capital distribution		(126)		(265)		(278)
Net cash (used in) provided by financing activities		490		(743)		868
Net increase (decrease) in cash and cash equivalents		76		(273)		(100)
Cash and cash equivalents, beginning of period		288		561		661
Cash and cash equivalents, end of period	$	364	$	288	$	561
Supplemental cash flow information:						
Income taxes paid, net	$	83	$	13	$	15

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

1. Business, Basis of Presentation and Significant Accounting Policies

Business

Voya Retirement Insurance and Annuity Company ("VRIAC") is a stock life insurance company domiciled in the State of Connecticut. VRIAC and its wholly owned subsidiaries (collectively, the "Company") provide financial products and services in the United States. VRIAC is authorized to conduct its insurance business in all states and in the District of Columbia and in Guam, Puerto Rico and the Virgin Islands.

Prior to May 2013, Voya Financial, Inc. ("Voya Financial"), together with its subsidiaries, including the Company was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING Group. Between October 2013 and March 2015, ING Group completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

VRIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

As of June 1, 2018, Directed Services LLC ("DSL") was divested pursuant to the transaction described below. Subsequent to the transaction, VRIAC has one wholly owned non-insurance subsidiary, Voya Financial Partners, LLC ("VFP").

On June 1, 2018, VRIAC's ultimate parent, Voya Financial, consummated a series of transactions (collectively, the "Transaction") pursuant to a Master Transaction Agreement dated December 20, 2017 (the "MTA") with VA Capital Company LLC ("VA Capital") and Athene Holding Ltd. ("Athene"). As part of the Transaction, VA Capital's wholly owned subsidiary Venerable Holdings Inc. ("Venerable") acquired certain of Voya Financial's assets, including all of the shares of capital stock of Voya Insurance and Annuity Company ("VIAC"), the Company's Iowa-domiciled insurance affiliate, as well as the membership interests of DSL, the Company's broker-dealer subsidiary. Following the closing of the Transaction, VRIAC acquired a 9.99% equity interest in VA Capital.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to employer-sponsored groups in the health care, government and education markets (collectively "tax exempt markets"), small to mid-sized corporations and individuals. The Company also provides stable value investment options, including separate account guaranteed investment contracts (e.g., GICs) and synthetic GICs, to institutional clients. Pension risk transfer group annuity solutions were previously offered to institutional plan sponsors who needed to transfer their defined benefit plan obligations to the Company. The Company discontinued sales of these solutions in late 2016 to better align business activities to the Company's priorities. The Company's products are generally distributed through pension professionals, independent agents and brokers, third-party administrators, banks, consultants, dedicated financial guidance, planning and advisory representatives associated with Voya Financial's retail broker-dealer, Voya Financial Advisors, Inc. ("VFA").

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. The Company's products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services, participant education, and retirement readiness planning tools along with a variety of investment options, including proprietary and non-proprietary mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. Stable value products are also provided to institutional plan sponsors where the Company may or may not be providing other employer sponsored products and services.

The Company has one operating segment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of VRIAC and its wholly owned subsidiaries, VFP and DSL. Intercompany transactions and balances have been eliminated. As of June 1, 2018, DSL was divested pursuant to the Transaction.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

- Reserves for future policy benefits;
- Deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA");
- Valuation of investments and derivatives;
- Impairments;
- Income taxes; and
- Contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, including the Company's own credit risk. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: Effective January 1, 2018, the Company adopted Accounting Standards Update ("ASU") 2016-01 "Financial Instruments-Overall (ASC Subtopic 825-10):Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01") (See the *Adoption of New Pronouncements* section below). As a result, the Company measures its equity securities at fair value and recognizes any changes in fair value in net income. Prior to adoption, equity securities were designated as available-for-sale and reported at fair value with unrealized capital gains (losses) recorded in Accumulated other comprehensive income (loss) ("AOCI").

The Company's fixed maturities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made either to apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying on the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Securities Lending: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the collateral and invests it in short-term liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss.

Impairments

The Company evaluates its available-for-sale general account investments quarterly to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. This evaluation process entails considerable judgment and estimation. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected.

When assessing the Company's intent to sell a security, or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell, or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis, and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security, and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.
- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into Net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date, or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives for which fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into coinsurance with funds withheld reinsurance arrangements, accounted for under the deposit method, that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within the reinsurance agreements are reported in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain other costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies. DAC and VOBA are adjusted for the impact of unrealized capital gains (losses) on investments, as if such gains (losses) have been realized, with corresponding adjustments included in AOCI.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC and VOBA, estimated benefits and related expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, charges will be applied against DAC or VOBA balances before an additional reserve is established.

Internal Replacements
Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of Deferred policy acquisition costs and Value of business acquired in the Consolidated Statements of Operations.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates, reserve levels, and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company uses a reversion to the mean approach, which assumes that the market returns over the entire mean reversion period are consistent with a long-term level of equity market appreciation. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest rate spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Contract Costs Associated with Certain Financial Services Contracts

Contract cost assets represent costs incurred to obtain or fulfill a non-insurance financial services contract that are expected to be recovered and, thus, have been capitalized and are subject to amortization. Capitalized contract costs include incremental costs of obtaining a contract and fulfillment costs that relate directly to a contract and generate or enhance resources of the Company that are used to satisfy performance obligations.

The Company defers (1) incremental commissions and variable compensation paid to the Company's direct sales force, consultant channel, and intermediary partners, as a result of obtaining certain financial services contracts and (2) account set-up expenses on certain recordkeeping contracts. The Company expenses as incurred deferrable contract costs for which the amortization period would be one year or less (based on the U.S. GAAP practical expedient) and other contract-related costs. The Company periodically reviews contract cost assets for impairment. Capitalized contract costs are included in Other assets on the Consolidated Balance Sheets, and costs expensed as incurred are included in Operating expenses in the Consolidated Statements of Operations.

As of December 31, 2018, contract cost assets were $93. Capitalized contract costs are amortized on a straight-line basis over the estimated lives of the contracts, which typically range from 5 to 15 years. This method is consistent with the transfer of services to which the assets relate. For the year ended December 31, 2018, amortization expenses of $18 were recorded in Operating expenses in the Consolidated Statements of Operations. There was no impairment loss in relation to the contract costs capitalized.

Future Policy Benefits and Contract Owner Account Balances

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 2.7% to 6.6%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts, as follows:

- Account balances for funding agreements with fixed maturities are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.
- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 5.3% for the years 2018, 2017 and 2016. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity ("FIA"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Table of Contents
Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Product Guarantees and Additional Reserves
The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding products. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

GMDB: Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for the purpose of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

FIA: The Company issues FIA contracts that contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees or premiums collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the embedded derivative in the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

Stabilizer and MCG: Guaranteed credited rates give rise to an embedded derivative in the Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer embedded derivative and MCG stand-alone derivative is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The liabilities for the FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative (collectively, "guaranteed benefit derivatives") include a risk margin to capture uncertainties related to policyholder behavior assumptions.The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations, and the Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is generally invested in Short-term investments, with the offsetting obligation to repay the loan included within Payables under securities loan agreements, including collateral held on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Revenue

Insurance Revenue and Related Benefits
Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Financial Services Revenue

Revenue for various financial services is measured based on consideration specified in a contract with a customer and excludes any amounts collected on behalf of third parties. For recordkeeping and administration services, the Company recognizes revenue as services are provided, generally over time. In addition, the Company may arrange for sub-advisory services for a customer under certain contracts. Revenue is recognized when the Company has satisfied a performance obligation by transferring control of a service to a customer. Contract terms are typically less than one year, and consideration is generally variable and due as services are rendered.

For distribution and shareholder servicing revenue, the Company provides distribution services at a point in time and shareholder services over time. Such revenue is recognized when the Company has satisfied a performance obligation and related consideration is received. Contract terms are less than one year, and consideration is variable. For distribution services, revenue may be recognized in periods subsequent to when the Company has satisfied a performance obligation, as a component of related consideration is constrained under certain contracts.

For a description of principal activities from which the Company generates revenue, see the *Business* section above for further information.

Revenue for various financial services is recorded in Fee income or Other revenue in the Consolidated Statements of Operations.

Financial services revenue is disaggregated by type of service in the following table and represents approximately 14.8% of total revenue for the year ended December 31, 2018. For the year ended December 31, 2018, a portion of the revenue recognized in the current period from distribution services is related to performance obligations satisfied in previous periods.

Service Line	Year Ended December 31, 2018	
Recordkeeping & administration	$	202
Distribution & shareholder servicing		123
Total financial services revenue	$	325

Receivables of $63 are included in Other assets on the Consolidated Balance Sheet as of December 31, 2018.

Income Taxes

The Company uses certain assumptions and estimates in determining (a) the income taxes payable or refundable to/from Voya Financial for the current year, (b) the deferred income tax liabilities and assets for items recognized differently in its Consolidated Financial Statements from amounts shown on its income tax returns and (c) the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a periodic basis and as regulatory and business factors change.

Items required by tax law to be included in the tax return may differ from the items reflected in the financial statements. As a result, the effective tax rate reflected in the financial statements may be different than the actual rate applied on the tax return. Some of these differences are permanent, such as the dividends received deduction, which is estimated using information from the prior

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

period and current year results. Other differences are temporary, reversing over time, such as the valuation of insurance reserves, and create deferred tax assets and liabilities.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature, frequency and severity of book income or losses in recent years;
- The nature and character of the deferred tax assets and liabilities;
- The recent cumulative book income (loss) position after adjustment for permanent differences;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized in the Consolidated Financial Statements. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities, and deposits made are included in Other assets on the Consolidated Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Other expenses in the Consolidated Statements of Operations, as appropriate. Periodically, the

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Only those reinsurance recoverable balances deemed probable of recovery are recognized as assets on the Company's Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Premiums receivable and reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/policyholders are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes reinsurance agreements, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreements contain embedded derivatives for which carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreements.

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

Employee Benefits Plans

The Company, in conjunction with Voya Services Company, sponsors non-qualified defined benefit pension plans covering eligible employees, sales representatives and other individuals.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in respect of non-qualified defined benefit pension plans is the present value of the projected pension benefit obligation ("PBO") at the balance sheet date, together with adjustments for unrecognized past service costs. This liability is included in Other liabilities on the Consolidated Balance Sheets. The PBO is defined as the actuarially calculated present value of vested and non-vested pension benefits accrued based on future salary levels. The Company recognizes the funded status of the PBO for pension plans on the Consolidated Balance Sheets.

Net periodic benefit cost for the non-qualified defined benefit pension plans is determined using management estimates and actuarial assumptions to derive service cost and interest cost for a particular year. The obligations and expenses associated with these plans require use of assumptions, such as discount rate and rate of future compensation increases and healthcare cost trend rates, as well as assumptions regarding participant demographics, such as age of retirements, withdrawal rates and mortality. Management determines these assumptions based on a variety of factors, such as currently available market and industry data and expected benefit payout streams. Actual results could vary significantly from assumptions based on changes, such as economic and market conditions, demographics of participants in the plans and amendments to benefits provided under the plans. These differences may have a significant effect on the Company's Consolidated Financial Statements and liquidity. Actuarial gains (losses) are immediately recognized in Operating expenses in the Consolidated Statements of Operations.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Adoption of New Pronouncements

The following table provides a description of the Company's adoption of new ASUs issued by the Financial Accounting Standards Board and the impact of the adoption on the Company's financial statements.

Standard	Description of Requirements	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2017-05, Derecognition of Nonfinancial Assets	This standard, issued in February 2017, requires entities to apply certain recognition and measurement principles in ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" (see *Revenue from Contracts with Customers* below) when they derecognize nonfinancial assets and in substance nonfinancial assets through sale or transfer, and the counterparty is not a customer.	January 1, 2018 using the modified retrospective method.	The adoption had no effect on the Company's financial condition, results of operations, or cash flows.
ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments	This standard, issued in August 2016, addresses diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on eight specific cash flow issues.	January 1, 2018 using the retrospective method.	The adoption had no effect on the Company's financial condition, results of operations, or cash flows.
ASU 2016-09, Improvements to Employee Share-Based Payment Accounting	This standard, issued in March 2016, simplifies the accounting for share-based payment award transactions with respect to: • The income tax consequences of awards, • The impact of forfeitures on the recognition of expense for awards, • Classification of awards as either equity or liabilities, and • Classification on the statement of cash flows.	January 1, 2017 using the transition method prescribed for each applicable provision.	The guidance was adopted using the various transition methods as prescribed by the ASU and did not have a material impact on the Company's financial condition, results of operations, or cash flows.
ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities	This standard, issued in January 2016, addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments, including requiring: • Equity investments (except those consolidated or accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income. • Elimination of the disclosure of methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost.	January 1, 2018 using the modified retrospective method, except for certain provisions that were required to be applied using the prospective method.	The impact to the January 1, 2018 Consolidated Balance Sheet was a $12 increase, net of tax, to Retained earnings (deficit) with a corresponding decrease of $12, net of tax, to AOCI to recognize the unrealized gain associated with Equity securities. The provisions that required prospective adoption had no effect on the Company's financial condition, results of operations, or cash flows. Under previous guidance, prior to January 1, 2018, Equity securities were classified as available for sale with changes in fair value recognized in Other comprehensive income.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2014-09, Revenue from Contracts with Customers	This standard, issued in May 2014, requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. ASU 2014-09 also updated the accounting for certain costs associated with obtaining and fulfilling contracts with customers and requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In addition, the FASB issued various amendments during 2016 to clarify the provisions and implementation guidance of ASU 2014-09. Revenue recognition for insurance contracts and financial instruments is explicitly scoped out of the guidance.	January 1, 2018 using the modified retrospective method.	The adoption had no impact on revenue recognition. However, the adoption resulted in a $90 increase in Other assets to capitalize costs to obtain and fulfill certain financial services contracts. This adjustment was offset by a related $18 increase in deferred tax liabilities, resulting in a net $72 increase to Retained earnings (deficit) on the Consolidated Balance Sheet as of January 1, 2018. In addition, disclosures have been updated to reflect accounting policy changes made as a result of the implementation of ASU 2014-09. (See the *Significant Accounting Policies* section.) Comparative information has not been adjusted and continues to be reported under previous revenue recognition guidance. As of December 31, 2018, the adoption of ASU 2014-09 resulted in a $93 increase in Other assets, reduced by a related $20 decrease in Deferred income taxes, resulting in a net $73 increase to Retained earnings (deficit) on the Consolidated Balance Sheet. For the year ended December 31, 2018 , the adoption resulted in a $3 increase in Operating expenses on the Consolidated Statement of Operations and had no impact on Net cash provided by operating activities.

Future Adoption of Accounting Pronouncements

Long-Duration Contracts

In August 2018, the FASB issued ASU 2018-12, "Financial Services - Insurance (Topic 944) Targeted Improvements to the Accounting for Long-Duration Contracts" ("ASU 2018-12"), which changes the measurement and disclosures of insurance liabilities and deferred acquisition costs for long-duration contracts issued by insurers. The provisions of ASU 2018-12 are effective for fiscal years beginning after December 15, 2020, including interim periods, with early adoption permitted. The Company is currently in the process of evaluating the provisions of ASU 2018-12. While it is not possible to estimate the expected impact of adoption at this time, the Company believes there is a reasonable possibility that implementation of ASU 2018-12 may result in a significant impact on Shareholders' equity and future earnings patterns.

In addition to requiring significantly expanded interim and annual disclosures regarding long-duration insurance contract assets and liabilities, ASU 2018-12's provisions include modifications to the accounting for such contracts in the following areas:

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

ASU 2018-12 Subject Area	Description of Requirements	Transition Provisions	Effect on the financial statements or other significant matters
Assumptions used to measure the liability for future policy benefits for nonparticipating traditional and limited payment insurance contracts	Requires insurers to review and, if necessary, update cash flow assumptions at least annually. The effect of updating cash flow assumptions will be measured on a retrospective catch-up basis and presented in the Statement of operations in the period in which the update is made. The rate used to discount the liability for future policy benefits will be required to be updated quarterly, with related changes in the liability recorded in Accumulated other comprehensive income. The discount rate will be based on an upper-medium grade fixed-income corporate instrument yield reflecting the duration characteristics of the relevant liabilities.	Initial adoption is required to be reported using either a full retrospective or modified retrospective approach. Under either method, upon adoption the liability for future policy benefits will be remeasured using current discount rates as of the beginning of the earliest period presented with the impact recorded as a cumulative effect adjustment to AOCI.	The application of periodic assumption updates for nonparticipating traditional and limited payment insurance contracts is significantly different from the current accounting approach for such liabilities, which is based on assumptions that are locked in at contract inception unless a premium deficiency occurs. Under the current accounting guidance, the liability discount rate is based on expected yields on the underlying investment portfolio held by the insurer. The implications of these requirements, including transition options, and related potential financial statement impacts are currently being evaluated.
Measurement of market risk benefits	Creates a new category of benefit features called market risk benefits, defined as features that protect contract holders from capital market risk and expose the insurers to that risk. Market risk benefits will be required to be measured at fair value, with changes in fair value recognized in the Statement of operations, except for changes in fair value attributable to changes in the instrument-specific credit risk, which will be recorded in Accumulated other comprehensive income.	Full retrospective application is required. Upon adoption, any difference between the fair value and pre-adoption carrying value of market risk benefits not currently measured at fair value will be recorded to retained earnings. In addition, the cumulative effect of changes in instrument-specific credit risk will be reclassified from retained earnings to AOCI.	Under the current accounting guidance, certain features that are expected to meet the definition of market risk benefits are accounted for as either insurance liabilities or embedded derivatives. The implications of these requirements and related potential financial statement impacts are currently being evaluated.
Amortization of DAC and other balances	Requires DAC (and other balances that refer to the DAC model, such as deferred sales inducement costs and unearned revenue liabilities) for all long-duration contracts to be measured on a constant level basis over the expected life of the contract.	Initial adoption is required to be reported using either a full retrospective or modified retrospective approach. The method of transition applied for DAC and other balances must be consistent with the transition method selected for future policy benefit liabilities, as described above.	This approach is intended to approximate straight-line amortization and cannot be based on revenue or profits as it is under the current accounting model. Related amounts in AOCI will be eliminated upon adoption. ASU 2018-12 did not change the existing accounting guidance related to VOBA and net cost of reinsurance, which allows, but does not require, insurers to amortize such balances on a basis consistent with DAC. The implications of these requirements, including transition options, and related potential financial statement impacts are currently being evaluated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table provides a description of future adoptions of other new accounting standards that may have an impact on the Company's financial statements when adopted:

Standard	Description of Requirements	Effective date and transition provisions	Effect on the financial statements or other significant matters
ASU 2018-15, Implementation costs in a cloud computing arrangement that is a service contract	This standard, issued in August 2018, requires a customer in a hosting arrangement that is a service contract to follow the guidance for internal-use software projects to determine which implementation costs to capitalize as an asset. Capitalized implementation costs are required to be expensed over the term of the hosting arrangement. In addition, a customer is required to apply the impairment and abandonment guidance for long-lived assets to the capitalized implementation costs. Balances related to capitalized implementation costs must be presented in the same financial statement line items as other hosting arrangement balances, and additional disclosures are required.	January 1, 2020 with early adoption permitted. Initial adoption of ASU 2018-15 may be reported either on a prospective or retrospective basis.	The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2018-15.
ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement	This standard, issued in August 2018, simplifies certain disclosure requirements for fair value measurement.	January 1, 2020 with early adoption permitted. The transition method varies by provision.	The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2018-13.
ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income	This standard, issued in February 2018, permits a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act of 2017 ("Tax Reform"). Stranded tax effects arise because U.S. GAAP requires that the impact of a change in tax laws or rates on deferred tax liabilities and assets be reported in net income, even if related to items recognized within accumulated other comprehensive income. The amount of the reclassification would be based on the difference between the historical corporate income tax rate and the newly enacted 21% corporate income tax rate, applied to deferred tax liabilities and assets reported within accumulated other comprehensive income.	January 1, 2019 with early adoption permitted. Initial adoption of ASU 2018-02 may be reported either in the period of adoption or on a retrospective basis in each period in which the effect of the change in the U.S. federal corporate income tax rate resulting from Tax Reform is recognized.	The Company intends to adopt ASU 2018-02 as of January 1, 2019. Adoption is expected to result in an increase to Accumulated other comprehensive income of approximately $137, with a corresponding decrease in Retained earnings.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and transition provisions	Effect on the financial statements or other significant matters
ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities	This standard, issued in August 2017, enables entities to better portray risk management activities in their financial statements, as follows: • Expands an entity's ability to hedge nonfinancial and financial risk components and reduces complexity in accounting for fair value hedges of interest rate risk, • Eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item, and • Eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness, and modifies required disclosures. In October 2018, the FASB issued an amendment which expands the list of U.S. benchmark interest rates permitted in the application of hedge accounting.	January 1, 2019, including interim periods, with early adoption permitted. Initial adoption of ASU 2017-12 is required to be reported using a modified retrospective approach, with the exception of the presentation and disclosure requirements which are required to be applied prospectively.	The Company does not expect ASU 2017-12 to have a material impact on the Company's financial condition, results of operations, or cash flows.
ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities	This standard, issued in March 2017, shortens the amortization period for certain callable debt securities held at a premium by requiring the premium to be amortized to the earliest call date.	January 1, 2019, including interim periods, with early adoption permitted. Initial adoption of ASU 2017-08 is required to be reported using a modified retrospective approach.	The Company does not expect ASU 2017-08 to have material impact on the Company's financial condition, results of operations, or cash flows.
ASU 2016-13, Measurement of Credit Losses on Financial Instruments	This standard, issued in June 2016: • Introduces a new current expected credit loss ("CECL") model to measure impairment on certain types of financial instruments, • Requires an entity to estimate lifetime expected credit losses, under the new CECL model, based on relevant information about historical events, current conditions, and reasonable and supportable forecasts, • Modifies the impairment model for available-for-sale debt securities, and • Provides a simplified accounting model for purchased financial assets with credit deterioration since their origination.	January 1, 2019, including interim period, with early adoption permitted. Initial adoption of ASU 2016-13 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively.	The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-13.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and transition provisions	Effect on the financial statements or other significant matters
ASU 2016-02, Leases	This standard, issued in February 2016, requires lessees to recognize a right-of-use asset and a lease liability for all leases with terms of more than 12 months. The lease liability will be measured as the present value of the lease payments, and the asset will be based on the liability. For income statement purposes, expense recognition will depend on the lessee's classification of the lease as either finance, with a front-loaded amortization expense pattern similar to current capital leases, or operating, with a straight-line expense pattern similar to current operating leases. Lessor accounting will be similar to the current model, and lessors will be required to classify leases as operating, direct financing, or sales-type. ASU 2016-02 also replaces the sale-leaseback guidance to align with the new revenue recognition standard, addresses statement of operation and statement of cash flow classification, and requires additional disclosures for all leases. In addition, the FASB issued various amendments during 2018 and 2019 to clarify and simplify the provisions and implementation guidance of ASU 2016-02.	January 1, 2019, including interim periods, on a modified retrospective basis and with early adoption permitted. In July 2018, the FASB issued an amendment that adds an optional transition method to apply the guidance on a modified retrospective basis at the adoption date, which is January 1, 2019.	The Company does not expect that the adoption will have a material impact on the Company's financial condition, results of operations, or cash flows.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2. Investments

Fixed Maturities and Equity Securities

Available-for-sale and FVO fixed maturities were as follows as of December 31, 2018:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 651	$ 87	$ —	$ —	$ 738	$ —
U.S. Government agencies and authorities	—	—	—	—	—	—
State, municipalities and political subdivisions	754	18	8	—	764	—
U.S. corporate public securities	7,908	288	181	—	8,015	—
U.S. corporate private securities	3,686	73	106	—	3,653	—
Foreign corporate public securities and foreign governments[1]	2,551	69	80	—	2,540	—
Foreign corporate private securities[1]	3,235	37	97	—	3,175	—
Residential mortgage-backed securities:						
Agency	1,989	54	20	4	2,027	—
Non-Agency	977	39	12	5	1,009	3
Total Residential mortgage-backed securities	2,966	93	32	9	3,036	3
Commercial mortgage-backed securities	1,917	16	28	—	1,905	—
Other asset-backed securities	1,230	6	28	—	1,208	2
Total fixed maturities, including securities pledged	24,898	687	560	9	25,034	5
Less: Securities pledged	867	45	30	—	882	—
Total fixed maturities	24,031	642	530	9	24,152	5

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $137 of net unrealized gains on impaired available-for-sale securities.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2017:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 547	$ 109	$ —	$ —	$ 656	$ —
U.S. Government agencies and authorities	3	—	—	—	3	—
State, municipalities and political subdivisions	842	40	4	—	878	—
U.S. corporate public securities	8,476	786	26	—	9,236	—
U.S. corporate private securities	3,387	148	38	—	3,497	—
Foreign corporate public securities and foreign governments[1]	2,594	192	9	—	2,777	—
Foreign corporate private securities[1]	3,105	155	45	—	3,215	7
Residential mortgage-backed securities:						
Agency	1,878	65	17	6	1,932	—
Non-Agency	639	54	2	6	697	4
Total Residential mortgage-backed securities	2,517	119	19	12	2,629	4
Commercial mortgage-backed securities	1,437	39	6	—	1,470	—
Other asset-backed securities	671	11	1	—	681	2
Total fixed maturities, including securities pledged	23,579	1,599	148	12	25,042	13
Less: Securities pledged	864	104	8	—	960	—
Total fixed maturities	22,715	1,495	140	12	24,082	13
Equity securities	45	15	—	—	60	—
Total fixed maturities and equity securities investments	$ 22,760	$ 1,510	$ 140	$ 12	$ 24,142	$ 13

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $190 of net unrealized gains on impaired available-for-sale securities.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2018, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 548	$ 552
After one year through five years	4,184	4,203
After five years through ten years	5,971	5,864
After ten years	8,082	8,266
Mortgage-backed securities	4,883	4,941
Other asset-backed securities	1,230	1,208
Fixed maturities, including securities pledged	$ 24,898	$ 25,034

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2018 and 2017, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies, with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables present the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
December 31, 2018				
Communications	$ 1,139	$ 55	$ 21	$ 1,173
Financial	2,707	101	47	2,761
Industrial and other companies	7,604	152	214	7,542
Energy	1,884	55	81	1,858
Utilities	2,974	80	74	2,980
Transportation	729	14	17	726
Total	$ 17,037	$ 457	$ 454	$ 17,040
December 31, 2017				
Communications	$ 1,145	$ 114	$ 1	$ 1,258
Financial	2,750	185	4	2,931
Industrial and other companies	7,953	532	65	8,420
Energy	1,970	159	33	2,096
Utilities	2,725	216	11	2,930
Transportation	697	52	2	747
Total	$ 17,240	$ 1,258	$ 116	$ 18,382

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fixed Maturities

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2018 and 2017, approximately 52.5% and 52.1%, respectively, of the Company's CMO holdings, were invested in the above mentioned types of CMOs such as interest-only or principal-only strips, that are subject to more prepayment and extension risk than traditional CMOs.

Public corporate fixed maturity securities are distinguished from private corporate fixed maturity securities based upon the manner in which they are transacted. Public corporate fixed maturity securities are issued initially through market intermediaries on a registered basis or pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") and are traded on the secondary market through brokers acting as principal. Private corporate fixed maturity securities are originally issued by borrowers directly to investors pursuant to Section 4(a)(2) of the Securities Act, and are traded in the secondary market directly with counterparties, either without the participation of a broker or in agency transactions.

Repurchase Agreements

As of December 31, 2018 and 2017, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Securities Lending

As of December 31, 2018 and 2017, the fair value of loaned securities was $759 and $799, respectively, and is included in Securities pledged on the Consolidated Balance Sheets.

If cash is received as collateral, the lending agent retains the cash collateral and invests it in short-term liquid assets on behalf of the Company. As of December 31, 2018 and 2017, cash collateral retained by the lending agent and invested in short-term liquid assets on the Company's behalf was $719 and $744, respectively, and is recorded in Short-term investments under securities loan agreements, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2018 and 2017, liabilities to return collateral of $719 and $744, respectively, are included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets.

The Company accepts non-cash collateral in the form of securities. The securities retained as collateral by the lending agent may not be sold or re-pledged, except in the event of default, and are not reflected on the Company's Consolidated Balance Sheets. This collateral generally consists of U.S. Treasury, U.S. Government agency securities and MBS pools. As of December 31, 2018 and 2017, the fair value of securities retained as collateral by the lending agent on the Company's behalf was $67 and $61, respectively.

The following table presents borrowings under securities lending transactions by asset class pledged for the dates indicated:

	December 31, 2018[1][2]	December 31, 2017[1][2]
U.S. Treasuries	$ 92	$ 177
U.S. corporate public securities	523	460
Foreign corporate public securities and foreign governments	170	168
Equity Securities	1	—
Payables under securities loan agreements	$ 786	$ 805

[1] As of December 31, 2018 and December 31, 2017, borrowings under securities lending transactions include cash collateral of $719 and $744, respectively.
[2] As of December 31, 2018 and December 31, 2017, borrowings under securities lending transactions include non-cash collateral of $67 and $61, respectively.

The Company's securities lending activities are conducted on an overnight basis, and all securities loaned can be recalled at any time. The Company does not offset assets and liabilities associated with its securities lending program.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the investments in VIEs was $583 and $411 as of December 31, 2018 and 2017, respectively; these investments are included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS that are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2018:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ —	$ —	$ —	$ —	$ 15	$ —	$ 15	$ —
State, municipalities and political subdivisions	60	—	131	3	88	5	279	8
U.S. corporate public securities	1,285	37	1,775	94	535	50	3,595	181
U.S. corporate private securities	639	13	863	27	579	66	2,081	106
Foreign corporate public securities and foreign governments	503	12	656	42	169	26	1,328	80
Foreign corporate private securities	604	10	900	67	221	20	1,725	97
Residential mortgage-backed	345	6	215	5	412	21	972	32
Commercial mortgage-backed	447	6	418	10	312	12	1,177	28
Other asset-backed	476	11	416	16	61	1	953	28
Total	$ 4,359	$ 95	$ 5,374	$ 264	$ 2,392	$ 201	$ 12,125	$ 560

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2017:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 18	$ —	$ —	$ —	$ 12	$ —	$ 30	$ —
State, municipalities and political subdivisions	34	—	1	—	91	4	126	4
U.S. corporate public securities	504	11	—	—	304	15	808	26
U.S. corporate private securities	226	2	46	2	499	34	771	38
Foreign corporate public securities and foreign governments	148	1	5	—	99	8	252	9
Foreign corporate private securities	135	38	13	—	161	7	309	45
Residential mortgage-backed	263	5	26	1	438	13	727	19
Commercial mortgage-backed	436	5	19	—	50	1	505	6
Other asset-backed	95	1	9	—	38	—	142	1
Total	$1,859	$ 63	$ 119	$ 3	$1,692	$ 82	$3,670	$ 148

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 92.2% and 95.4% of the average book value as of December 31, 2018 and 2017, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2018						
Six months or less below amortized cost	$ 4,531	$ 88	$ 106	$ 21	826	25
More than six months and twelve months or less below amortized cost	5,535	73	235	27	1,063	6
More than twelve months below amortized cost	2,378	80	144	27	519	5
Total	$ 12,444	$ 241	$ 485	$ 75	2,408	36
December 31, 2017						
Six months or less below amortized cost	$ 1,883	$ 67	$ 30	$ 38	433	7
More than six months and twelve months or less below amortized cost	128	7	4	2	37	1
More than twelve months below amortized cost	1,661	72	53	21	335	7
Total	$ 3,672	$ 146	$ 87	$ 61	805	15

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2018						
U.S. Treasuries	$ 15	$ —	$ —	$ —	5	—
State, municipalities and political subdivisions	287	—	8	—	132	—
U.S. corporate public securities	3,721	55	164	17	796	8
U.S. corporate private securities	2,120	67	84	22	245	2
Foreign corporate public securities and foreign governments	1,348	60	65	15	307	9
Foreign corporate private securities	1,765	57	76	21	157	6
Residential mortgage-backed	1,004	—	32	—	301	8
Commercial mortgage-backed	1,205	—	28	—	228	—
Other asset-backed	979	2	28	—	237	3
Total	$ 12,444	$ 241	$ 485	$ 75	2,408	36
December 31, 2017						
U.S. Treasuries	$ 30	$ —	$ —	$ —	6	—
State, municipalities and political subdivisions	130	—	4	—	96	—
U.S. corporate public securities	828	6	24	2	167	2
U.S. corporate private securities	743	66	18	20	71	2
Foreign corporate public securities and foreign governments	254	7	7	2	61	1
Foreign corporate private securities	288	66	8	37	35	6
Residential mortgage-backed	746	—	19	—	194	3
Commercial mortgage-backed	511	—	6	—	131	—
Other asset-backed	142	1	1	—	44	1
Total	$ 3,672	$ 146	$ 87	$ 61	805	15

Investments with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis. Impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for "other-than-temporary impairments" each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired (typically pre-2008) indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on the valuation of a particular security within the trust will also be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2018, the Company did not have any new commercial mortgage loan or private placement troubled debt restructuring. As of December 31, 2017, the Company did not have any new commercial mortgage loan troubled debt restructuring and had one private placement troubled debt restructuring with a pre-modification and post-modification carrying value of $3.

As of December 31, 2018 and 2017, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

	December 31, 2018			December 31, 2017		
	Impaired	Non Impaired	Total	Impaired	Non Impaired	Total
Commercial mortgage loans	$ 4	$ 4,915	$ 4,919	$ 4	$ 4,907	$ 4,911
Collective valuation allowance for losses	N/A	(1)	(1)	N/A	(1)	(1)
Total net commercial mortgage loans	$ 4	$ 4,914	$ 4,918	$ 4	$ 4,906	$ 4,910

N/A - Not Applicable

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2018, 2017 and 2016.

The following table summarizes the activity in the allowance for losses for commercial mortgage loans for the periods indicated:

	December 31, 2018	December 31, 2017
Collective valuation allowance for losses, balance at January 1	$ 1	$ 1
Addition to (reduction of) allowance for losses	—	—
Collective valuation allowance for losses, end of period	$ 1	$ 1

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

	December 31, 2018	December 31, 2017
Impaired loans without allowances for losses	$ 4	$ 4
Less: Allowances for losses on impaired loans	—	—
Impaired loans, net	$ 4	$ 4
Unpaid principal balance of impaired loans	$ 5	$ 6

As of December 31, 2018 and 2017, the Company did not have any impaired loans with allowances for losses.

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2018 and 2017.

There was one loan 60 days or less in arrears, with respect to principal and interest as of December 31, 2018, with a total amortized cost of $6. There were no loans in arrears, with respect to principal and interest as of December 31, 2017.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

	Year Ended December 31,		
	2018	2017	2016
Impaired loans, average investment during the period (amortized cost)[1]	$ 4	$ 4	$ 8
Interest income recognized on impaired loans, on an accrual basis[1]	—	—	—
Interest income recognized on impaired loans, on a cash basis[1]	—	—	—
Interest income recognized on troubled debt restructured loans, on an accrual basis	—	—	—

[1] Includes amounts for Troubled debt restructured loans.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that a property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following tables present the LTV and DSC ratios as of the dates indicated:

			Recorded Investment				
			Debt Service Coverage Ratios				
	> 1.5x	>1.25x - 1.5x	>1.0x - 1.25x	< 1.0x	Commercial mortgage loans secured by land or construction loans	Total	% of Total
December 31, 2018 [1]							
Loan-to-Value Ratios:							
0% - 50%	$ 284	$ 24	$ 23	$ —	$ —	$ 331	6.7%
>50% - 60%	1,133	40	11	—	—	1,184	24.1%
>60% - 70%	2,070	328	503	34	26	2,961	60.2%
>70% - 80%	213	87	66	19	4	389	7.9%
>80% and above	18	5	10	—	21	54	1.1%
Total	$ 3,718	$ 484	$ 613	$ 53	$ 51	$ 4,919	100.0%

[1] Balances do not include collective valuation allowance for losses.

			Recorded Investment				
			Debt Service Coverage Ratios				
	> 1.5x	>1.25x - 1.5x	>1.0x - 1.25x	< 1.0x	Commercial mortgage loans secured by land or construction loans	Total	% of Total
December 31, 2017 [1]							
Loan-to-Value Ratios:							
0% - 50%	$ 297	$ 30	$ —	$ 14	$ —	$ 341	6.9%
>50% - 60%	1,205	25	21	—	5	1,256	25.7%
>60% - 70%	2,241	228	534	39	—	3,042	61.9%
>70% - 80%	154	57	45	—	6	262	5.3%
>80% and above	5	—	—	1	4	10	0.2%
Total	$ 3,902	$ 340	$ 600	$ 54	$ 15	$ 4,911	100.0%

[1] Balances do not include collective valuation allowance for losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

	December 31, 2018 [(1)]		December 31, 2017 [(1)]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 994	20.2%	$ 985	20.1%
South Atlantic	1,011	20.5%	982	20.0%
Middle Atlantic	1,039	21.2%	1,097	22.4%
West South Central	566	11.5%	552	11.2%
Mountain	458	9.3%	457	9.3%
East North Central	465	9.5%	468	9.5%
New England	75	1.5%	77	1.6%
West North Central	258	5.2%	243	4.9%
East South Central	53	1.1%	50	1.0%
Total Commercial mortgage loans	$ 4,919	100.0%	$ 4,911	100.0%

[(1)] Balances do not include collective valuation allowance for losses.

	December 31, 2018 [(1)]		December 31, 2017 [(1)]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by Property Type:				
Retail	$ 1,335	27.2%	$ 1,383	28.1%
Industrial	1,323	26.9%	1,326	27.0%
Apartments	1,104	22.4%	948	19.3%
Office	791	16.1%	829	16.9%
Hotel/Motel	111	2.3%	177	3.6%
Mixed Use	46	0.9%	52	1.1%
Other	209	4.2%	196	4.0%
Total Commercial mortgage loans	$ 4,919	100.0%	$ 4,911	100.0%

[(1)] Balances do not include collective valuation allowance for losses.

The following table presents mortgages by year of origination as of the dates indicated:

	December 31, 2018 [(1)]	December 31, 2017 [(1)]
Year of Origination:		
2018	$ 375	$ —
2017	1,108	1,086
2016	906	867
2015	589	703
2014	490	538
2013	585	644
2012 and prior	866	1,073
Total Commercial mortgage loans	$ 4,919	$ 4,911

[(1)] Balances do not include collective valuation allowance for losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities, in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

| | Year Ended December 31, | | | | | |
| | 2018 | | 2017 | | 2016 | |
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate public securities	$ 6	2	$ — *	3	$ 3	2
Foreign corporate public securities and foreign governments[1]	2	3	2	3	12	3
Foreign corporate private securities[1]	9	1	9	2	1	2
Residential mortgage-backed	3	58	1	17	3	25
Commercial mortgage-backed	— *	1	— *	1	—	—
Other asset-backed	— *	1	—	—	—	—
Total	$ 20	66	$ 12	26	$ 19	32

[1] Primarily U.S. dollar denominated.

*Less than $1.

The above table includes $14, $12 and $1 of write-downs related to credit impairments for the years ended December 31, 2018, 2017 and 2016, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining $6 and $18 in write-downs for the years ended December 31, 2018 and 2016, respectively, are related to intent impairments. There were immaterial write-downs related to intent impairments for the year ended December 31, 2017.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

| | Year Ended December 31, | | | | | |
| | 2018 | | 2017 | | 2016 | |
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate public securities	$ 5	2	$ — *	3	$ 4	1
Foreign corporate public securities and foreign governments[1]	—	—	—	—	12	2
Residential mortgage-backed	1	22	— *	6	2	4
Commercial mortgage-backed	— *	1	— *	1	—	—
Total	$ 6 *	25	$ — *	10	$ 18	7

[1] Primarily U.S. dollar denominated.

*Less than $1.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

	Year Ended December 31,		
	2018	**2017**	**2016**
Balance at January 1	$ 16	$ 9	$ 19
Additional credit impairments:			
On securities not previously impaired	—	9	—
On securities previously impaired	1	—	1
Reductions:			
Securities intent impaired	12	—	—
Increase in cash flows	—	—	2
Securities sold, matured, prepaid or paid down	—	2	9
Balance at December 31	$ 5	$ 16	$ 9

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

	Year Ended December 31,		
	2018	**2017**	**2016**
Fixed maturities	$ 1,363	$ 1,302	$ 1,325
Equity securities	5	4	4
Mortgage loans on real estate	220	211	191
Policy loans	9	10	12
Short-term investments and cash equivalents	3	1	1
Other	95	60	30
Gross investment income	1,695	1,588	1,563
Less: investment expenses	72	68	62
Net investment income	$ 1,623	$ 1,520	$ 1,501

As of December 31, 2018 and 2017, the Company had $1 and $3, respectively, of investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within products and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. Upon the adoption of ASU 2016-01 as of January 1, 2018, realized capital gains (losses) also include changes in fair value of equity securities. The cost of the investments on disposal is generally determined based on FIFO methodology.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the periods indicated:

	Year Ended December 31,					
	2018		2017		2016	
Fixed maturities, available-for-sale, including securities pledged	$	(69)	$	(29)	$	(70)
Fixed maturities, at fair value option		(227)		(226)		(201)
Equity securities		(4)		—		—
Derivatives		(36)		9		51
Embedded derivatives - fixed maturities		(4)		(5)		(6)
Guaranteed benefit derivatives		94		55		13
Other investments		4		(4)		—
Net realized capital gains (losses)	$	(242)	$	(200)	$	(213)

For the year ended December 31, 2018, the change in fair value of equity securities still held as of December 31, 2018 was $(4).

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the periods indicated:

	Year Ended December 31,					
	2018		2017		2016	
Proceeds on sales	$	2,498	$	2,916	$	1,825
Gross gains		14		30		20
Gross losses		50		39		85

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

3.   **Derivative Financial Instruments**

The Company enters into the following types of derivatives:

Interest rate caps: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns or to assume credit exposure on certain assets that the Company does not own. Payments are made to, or received from, the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Currency forwards: The Company utilizes currency forward contracts to hedge currency exposure related to invested assets. The Company utilizes these contracts in non-qualifying hedging relationships.

Futures: The Company uses interest rate futures contracts to hedge its exposure to market risks due to changes in interest rates. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins, with the exchange, on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships. The Company may also use futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of fixed index annuity ("FIA") contracts.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Options: The Company uses equity options to hedge against an increase in various equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

Managed custody guarantees ("MCGs"): The Company issues certain credited rate guarantees on variable fixed income portfolios that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain products that contain embedded derivatives for which market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/ spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, accounted for under the deposit method, that contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and equity market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset. However, in accordance with the Chicago Mercantile Exchange ("CME") rule changes related to the variation margin payments, effective the first quarter of 2017, the Company is required to adjust the derivative balances with the variation margin payments related to our cleared derivatives executed through CME.

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31, 2018			December 31, 2017		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$ 35	$ —	$ —	$ 35	$ —	$ —
Foreign exchange contracts	620	10	20	533	—	52
Derivatives: Non-qualifying for hedge accounting[1]						
Interest rate contracts	19,280	117	76	18,769	117	20
Foreign exchange contracts	12	—	—	26	—	—
Equity contracts	98	1	1	154	9	7
Credit contracts	201	—	2	771	10	6
Embedded derivatives and Managed custody guarantees:						
Within fixed maturity investments	N/A	9	—	N/A	12	—
Within products	N/A	—	15	N/A	—	117
Within reinsurance agreements	N/A	—	(80)	N/A	—	(21)
Managed custody guarantees	N/A	—	—	N/A	—	—
Total		$ 137	$ 34		$ 148	$ 181

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.
N/A - Not Applicable

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2018 and 2017. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

	December 31, 2018		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Credit contracts	$ 201	$ —	$ 2
Equity contracts	98	1	1
Foreign exchange contracts	632	10	20
Interest rate contracts	17,478	117	76
		128	99
Counterparty netting[1]		(88)	(88)
Cash collateral netting[1]		(37)	(2)
Securities collateral netting[1]		—	(9)
Net receivables/payables		$ 3	$ —

[1] Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

	December 31, 2017		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Credit contracts	$ 771	$ 10	$ 6
Equity contracts	154	9	7
Foreign exchange contracts	559	—	52
Interest rate contracts	17,286	117	20
		136	85
Counterparty netting[1]		(50)	(50)
Cash collateral netting[1]		(84)	—
Securities collateral netting[1]		—	(30)
Net receivables/payables		$ 2	$ 5

[1] Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

Collateral

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2018, the Company held $17 and $21 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2017, the Company held $11 and $74 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2018, the Company delivered $123 of securities and held no securities as collateral. As of December 31, 2017, the Company delivered $161 of securities and held no securities as collateral.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the periods indicated:

	Year Ended December 31,		
	2018	**2017**	**2016**
Derivatives: Qualifying for hedge accounting[1]			
Cash flow hedges:			
Interest rate contracts	$ —	$ 1	$ —
Foreign exchange contracts	8	12	(2)
Derivatives: Non-qualifying for hedge accounting[2]			
Interest rate contracts	(44)	(7)	50
Foreign exchange contracts	1	(3)	(1)
Equity contracts	—	1	1
Credit contracts	(1)	5	3
Embedded derivatives and Managed custody guarantees:			
Within fixed maturity investments[2]	(4)	(5)	(6)
Within products[2]	94	55	12
Within reinsurance agreements[3]	58	(22)	(28)
Managed custody guarantees[2]	—	—	1
Total	$ 112	$ 37	$ 30

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. For the years ended December 31, 2018, 2017 and 2016, ineffective amounts were immaterial.

[2] Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. As of December 31, 2018, the fair value of credit default swaps of $2 was included in Derivatives liabilities on the Consolidated Balance Sheets. As of December 31, 2017, the fair value of credit default swaps of $10 and $6 was included in Derivatives assets and Derivatives liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2018 and December 31, 2017, the maximum potential future exposure to the Company was $5 and $497, respectively, on credit default swaps. These instruments are typically written for a maturity period of 5 years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

4.   **Fair Value Measurements**

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 679	$ 59	$ —	$ 738
U.S. Government agencies and authorities	—	—	—	—
State, municipalities and political subdivisions	—	764	—	764
U.S. corporate public securities	—	7,987	28	8,015
U.S. corporate private securities	—	2,882	771	3,653
Foreign corporate public securities and foreign governments[1]	—	2,540	—	2,540
Foreign corporate private securities [1]	—	3,051	124	3,175
Residential mortgage-backed securities	—	3,026	10	3,036
Commercial mortgage-backed securities	—	1,893	12	1,905
Other asset-backed securities	—	1,114	94	1,208
Total fixed maturities, including securities pledged	679	23,316	1,039	25,034
Equity securities	7	—	50	57
Derivatives:				
Interest rate contracts	—	117	—	117
Foreign exchange contracts	—	10	—	10
Equity contracts	—	1	—	1
Credit contracts	—	—	—	—
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,207	—	—	1,207
Assets held in separate accounts	61,457	5,805	61	67,323
Total assets	$ 63,350	$ 29,249	$ 1,150	$ 93,749
Percentage of Level to total	68%	31%	1%	100%
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 11	$ 11
Stabilizer and MCGs	—	—	4	4
Other derivatives:				
Interest rate contracts	—	76	—	76
Foreign exchange contracts	—	20	—	20
Equity contracts	—	1	—	1
Credit contracts	—	2	—	2
Embedded derivative on reinsurance	—	(80)	—	(80)
Total liabilities	$ —	$ 19	$ 15	$ 34

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 597	$ 59	$ —	$ 656
U.S. Government agencies and authorities	—	3	—	3
State, municipalities and political subdivisions	—	878	—	878
U.S. corporate public securities	—	9,210	26	9,236
U.S. corporate private securities	—	2,855	642	3,497
Foreign corporate public securities and foreign governments[1]	—	2,777	—	2,777
Foreign corporate private securities [1]	—	3,123	92	3,215
Residential mortgage-backed securities	—	2,608	21	2,629
Commercial mortgage-backed securities	—	1,463	7	1,470
Other asset-backed securities	—	638	43	681
Total fixed maturities, including securities pledged	597	23,614	831	25,042
Equity securities, available-for-sale	10	—	50	60
Derivatives:				
Interest rate contracts	—	117	—	117
Foreign exchange contracts	—	—	—	—
Equity contracts	—	9	—	9
Credit contracts	—	10	—	10
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,078	—	—	1,078
Assets held in separate accounts	67,966	5,059	11	73,036
Total assets	$ 69,651	$ 28,809	$ 892	$ 99,352
Percentage of Level to total	70%	29%	1%	100%
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 20	$ 20
Stabilizer and MCGs	—	—	97	97
Other derivatives:				
Interest rate contracts	—	20	—	20
Foreign exchange contracts	—	52	—	52
Equity contracts	—	7	—	7
Credit contracts	—	6	—	6
Embedded derivative on reinsurance	—	(21)	—	(21)
Total liabilities	$ —	$ 64	$ 117	$ 181

[1] Primarily U.S. dollar denominated.

Table of Contents
Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation approaches when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of exit price and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

Fixed maturities: The fair values for actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category primarily include certain U.S. Treasury securities.

For fixed maturities classified as Level 2 assets, fair values are determined using a matrix-based market approach, based on prices obtained from third-party commercial pricing services and the Company's matrix and analytics-based pricing models, which in each case incorporate a variety of market observable information as valuation inputs. The market observable inputs used for these fair value measurements, by fixed maturity asset class, are as follows:

U.S. Treasuries: Fair value is determined using third-party commercial pricing services, with the primary inputs being stripped interest and principal U.S. Treasury yield curves that represent a U.S. Treasury zero-coupon curve.

U.S. Government agencies and authorities, State, municipalities and political subdivisions: Fair value is determined using third-party commercial pricing services, with the primary inputs being U.S. Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields and issuer ratings.

U.S. corporate public securities, Foreign corporate public securities, and foreign governments: Fair value is determined using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids and credit spreads off benchmark yields.

U.S. corporate private securities and Foreign corporate private securities: Fair values are determined using a matrix and analytics-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer, the presence of guarantees, and prices and quotes for comparably rated publicly traded securities.

RMBS, CMBS and ABS: Fair value is determined using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt service coverage ratios, collateral type, payment priority within tranche and the vintage of the loans underlying the security.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. The Company uses OIS for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced by third party vendors or by using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3.The remaining derivative instruments are valued based on market observable inputs and are classified as Level 2.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Guaranteed benefit derivatives: The index-crediting feature in the Company's FIA contract is an embedded derivative that is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

Table of Contents
Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative includes an adjustment for nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit spreads, adjusted to reflect the credit quality of the Company, as well as an adjustment to reflect the non-default spreads and the priority and recovery rates of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivatives on reinsurance: The carrying value of embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements. The fair value of the embedded derivatives is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2018 and 2017. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

Table of Contents
Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Year Ended December 31, 2018										
	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
		Net Income	OCI								
Fixed maturities, including securities pledged:											
U.S. Corporate public securities	$ 26	$ —	$ —	$ 22	$ —	$ (5)	$ —	$ —	$ (15)	$ 28	$ —
U.S. Corporate private securities	642	—	(31)	184	—	(4)	(32)	20	(8)	771	—
Foreign corporate public securities and foreign governments[1]	—	—	—	—	—	—	—	—	—	—	—
Foreign corporate private securities[1]	92	(9)	14	93	—	(56)	(10)	—	—	124	(9)
Residential mortgage-backed securities	21	(5)	—	41	—	(40)	—	—	(7)	10	(5)
Commercial mortgage-backed securities	7	—	—	13	—	—	(1)	—	(7)	12	—
Other asset-backed securities	43	—	(2)	56	—	—	(4)	22	(21)	94	—
Total fixed maturities, including securities pledged	831	(14)	(19)	409	—	(105)	(47)	42	(58)	1,039	(14)
Equity securities	50	(4)	—	4	—	—	—	—	—	50	(4)
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(97)	96	—	—	(3)	—	—	—	—	(4)	—
FIA[2]	(20)	(2)	—	—	2	—	9	—	—	(11)	—
Assets held in separate accounts[5]	11	—	—	67	—	(6)	—	—	(11)	61	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

Year Ended December 31, 2017

	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Fixed maturities, including securities pledged:											
U.S. Corporate public securities	$ 7	$ —	$ —	$ 11	$ —	$ —	$ (1)	$ 9	$ —	$ 26	$ —
U.S. Corporate private securities	525	—	10	61	—	(1)	(12)	69	(10)	642	—
Foreign corporate public securities and foreign governments[1]	—	—	—	—	—	—	—	—	—	—	—
Foreign corporate private securities[1]	154	(9)	(37)	31	—	—	(14)	—	(33)	92	(9)
Residential mortgage-backed securities	21	(7)	—	5	—	—	—	2	—	21	(7)
Commercial mortgage-backed securities	10	—	—	7	—	—	—	—	(10)	7	—
Other asset-backed securities	27	—	1	32	—	—	(2)	—	(15)	43	—
Total fixed maturities, including securities pledged	744	(16)	(26)	147	—	(1)	(29)	80	(68)	831	(16)
Equity securities, available-for-sale	48	—	—	2	—	—	—	—	—	50	—
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(151)	57	—	—	(3)	—	—	—	—	(97)	—
FIA[2]	(23)	(2)	—	—	—	—	5	—	—	(20)	—
Assets held in separate accounts[5]	6	—	—	18	—	(3)	—	2	(12)	11	—

[1] Primarily U.S. dollar denominated.
[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.
[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.
[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2018 and 2017, the transfers in and out of Level 3 for fixed maturities and separate accounts were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

Significant Unobservable Inputs

The Company's Level 3 fair value measurements of its fixed maturities, equity securities and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its guaranteed benefit derivatives is presented in the following sections and table.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and policyholder behavior assumptions, such as lapses and partial withdrawals. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

> *Interest Rate Volatility*: A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

> *Nonperformance Risk:* For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer holding company credit spreads, adjusted to reflect the credit quality of the Company, as well as an adjustment to reflect the non-default spreads and the priority and recovery rates of policyholder claims.

> *Actuarial Assumptions:* Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2018:

Unobservable Input	Range[1]	
	FIA	Stabilizer / MCG
Interest rate implied volatility	—	0.1% to 6.5%
Nonperformance risk	0.38% to 1.2%	0.38% to 1.2%
Actuarial Assumptions:		
Partial Withdrawals	0% to 7%	—
Lapses	0% to 42% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 50% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	92%	0-25%	0-15%	0-30%	0-15%
Stabilizer with Recordkeeping Agreements	8%	0-50%	0-30%	0-50%	0-25%
Aggregate of all plans	100%	0-50%	0-30%	0-50%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2017:

Unobservable Input	Range[1]	
	FIA	Stabilizer / MCG
Interest rate implied volatility	—	0.1% to 6.3%
Nonperformance risk	0.02% to 1.1%	0.02% to 1.1%
Actuarial Assumptions:		
Partial Withdrawals	0.5% to 7%	—
Lapses	0% to 42% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 50% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	92%	0-25%	0-15%	0-30%	0-15%
Stabilizer with Recordkeeping Agreements	8%	0-50%	0-30%	0-50%	0-25%
Aggregate of all plans	100%	0-50%	0-30%	0-50%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the following will cause an increase (decrease) in the derivative and embedded derivative fair value liabilities related to Stabilizer and MCG contracts:

- An increase (decrease) in interest rate implied volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

Other Financial Instruments

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31, 2018		December 31, 2017	
	Carrying Value	**Fair Value**	**Carrying Value**	**Fair Value**
Assets:				
Fixed maturities, including securities pledged	$ 25,034	$ 25,034	$ 25,042	$ 25,042
Equity securities	57	57	60	60
Mortgage loans on real estate	4,918	4,983	4,910	4,924
Policy loans	210	210	214	214
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,207	1,207	1,078	1,078
Derivatives	128	128	136	136
Notes receivable from affiliates	—	—	175	222
Short-term loan to affiliate	—	—	80	80
Other investments	40	40	—	—
Assets held in separate accounts	67,323	67,323	73,036	73,036
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[(1)]	26,068	29,108	25,314	29,431
Funding agreements with fixed maturities	658	652	—	—
Supplementary contracts, immediate annuities and other	333	354	365	418
Deposit liabilities	77	122	135	198
Derivatives:				
Guaranteed benefit derivatives:				
FIA	11	11	20	20
Stabilizer and MCGs	4	4	97	97
Other derivatives	99	99	85	85
Short-term debt[(2)]	1	1	—	—
Long-term debt[(2)]	4	4	5	5
Embedded derivatives on reinsurance	(80)	(80)	(21)	(21)

[(1)] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Guaranteed benefit derivatives section of the table above.
[(2)] Included in Other Liabilities on the Consolidated Balance Sheets.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the classification of financial instruments which are not carried at fair value on the Consolidated Balance Sheets:

Financial Instrument	Classification
Mortgage loans on real estate	Level 3
Policy loans	Level 2
Notes receivable from affiliates	Level 2
Short-term loan to affiliate	Level 2
Other investments	Level 2
Funding agreements without fixed maturities and deferred annuities	Level 3
Funding agreements with fixed maturities	Level 2
Supplementary contracts, immediate annuities and other	Level 3
Deposit liabilities	Level 3
Short-term debt and Long-term debt	Level 2

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

5.   **Deferred Policy Acquisition Costs and Value of Business Acquired**

The following table presents a rollforward of DAC and VOBA for the periods indicated:

	DAC	VOBA	Total
Balance at January 1, 2016	$ 520	$ 709	$ 1,229
Deferrals of commissions and expenses	74	5	79
Amortization:			
Amortization, excluding unlocking	(72)	(87)	(159)
Unlocking [1]	(24)	(73)	(97)
Interest accrued	38	51 [2]	89
Net amortization included in the Consolidated Statements of Operations	(58)	(109)	(167)
Change in unrealized capital gains/losses on available-for-sale securities	(59)	(68)	(127)
Balance as of December 31, 2016	477	537	1,014
Deferrals of commissions and expenses	75	5	80
Amortization:			
Amortization, excluding unlocking	(76)	(83)	(159)
Unlocking [1]	(61)	(93)	(154)
Interest accrued	37	43 [2]	80
Net amortization included in the Consolidated Statements of Operations	(100)	(133)	(233)
Change in unrealized capital gains/losses on available-for-sale securities	(67)	(42)	(109)
Balance as of December 31, 2017	385	367	752
Deferrals of commissions and expenses	55	6	61
Amortization:			
Amortization, excluding unlocking	(75)	(72)	(147)
Unlocking [1]	(26)	13	(13)
Interest accrued	35	39 [2]	74
Net amortization included in the Consolidated Statements of Operations	(66)	(20)	(86)
Change in unrealized capital gains/losses on available-for-sale securities	162	198	360
Balance as of December 31, 2018	$ 536	$ 551	$ 1,087

[1] DAC/VOBA unlocking includes the impact of annual review of assumptions which typically occurs in the third quarter; and retrospective and prospective unlocking. Additionally, the 2018 amounts include unfavorable unlocking of DAC and VOBA of $25 and $26, respectively, associated with an update to assumptions related to customer consents of changes to guaranteed minimum interest rate provisions. The 2017 amounts include unfavorable unlocking for DAC and VOBA of $80 and $140, respectively, associated with consent acceptances received from customers and expected future acceptances of customer consents to changes related to guaranteed minimum interest rate provisions of certain retirement plan contracts with fixed investment options.

[2] Interest accrued at the following rates for VOBA: 5.5% to 7.0% during 2018, 2017 and 2016.

The estimated amount of VOBA amortization expense, net of interest, during the next five years is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Year	Amount
2019	$ 18
2020	15
2021	14
2022	14
2023	14

6.   Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2018, the account value for the separate account contracts with guaranteed minimum benefits was $37.9 billion. The additional liability recognized related to minimum guarantees was $11. As of December 31, 2017, the account value for the separate account contracts with guaranteed minimum benefits was $38.1 billion. The additional liability recognized related to minimum guarantees was $103.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2018 and 2017 was $8.6 billion for both periods.

7.   Reinsurance

As of December 31, 2018, the Company has reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2018, the Company had an agreement with one of its affiliates, Security Life of Denver International ("SLDI"), which is accounted for under the deposit method of accounting. Refer to the *Related Party Transactions* Note for further detail.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement. As of December 31, 2018 and 2017, the Company had $1.4 billion and $1.5 billion, respectively, related to Reinsurance recoverable from the subsidiary of Lincoln.

Premiums receivable and reinsurance recoverable was comprised of the following as of the dates indicated:

	December 31,	
	2018	**2017**
Reserves ceded and claims recoverable	$ 1,409	$ 1,512
Premiums receivable, net	—	(16)
Total	$ 1,409	$ 1,496

For the years ended December 31, 2018, 2017 and 2016, premiums, net of reinsurance were $41, $48 and $870, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

8.   **Capital Contributions, Dividends and Statutory Information**

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10%) of VRIAC's earned statutory surplus at the prior year end or (2) VRIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2018, VRIAC declared an ordinary dividend in the amount of $126, which was paid to its Parent on May 25, 2018. During the year ended December 31, 2017, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $265, $261 of which was paid on May 24, 2017 and $4 of which was paid on December 28, 2017.

On March 28, 2018, VFP paid a $20 dividend to VRIAC, its parent; on June 28, 2018, VFP paid a $20 dividend to VRIAC; on September 26, 2018, VFP paid a $20 dividend to VRIAC; and on December 21, 2018, VFP paid a $30 dividend to VRIAC. During the year ended December 31, 2017, VFP paid dividends in the amount of $85 to VRIAC.

On May 25, 2018, DSL, which was a subsidiary of VRIAC at the time, paid a $49 dividend to its then parent, VRIAC. During the year ended December 31, 2017, DSL did not pay any dividends to VRIAC.

During the years ended December 31, 2018 and 2017, VRIAC did not receive any capital contributions from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to RBC requirements, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically a portion of deferred tax assets in excess of prescribed thresholds.

Statutory net income (loss) was $377, $195 and $266, for the years ended December 31, 2018, 2017 and 2016, respectively. Statutory capital and surplus was $2.0 billion and $1.8 billion as of December 31, 2018 and 2017, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

9.   **Accumulated Other Comprehensive Income (Loss)**

Shareholder's equity included the following components of AOCI as of the dates indicated.

	December 31,		
	2018	**2017**	**2016**
Fixed maturities, net of OTTI	$ 127	$ 1,451	$ 862
Equity securities	—	15	15
Derivatives	140	124	201
DAC/VOBA and Sales inducements adjustments on available-for-sale securities	(73)	(433)	(324)
Premium deficiency reserve adjustment	(51)	(115)	(90)
Other	—	5	—
Unrealized capital gains (losses), before tax	143	1,047	664
Deferred income tax asset (liability)	(39)	(234)	(111)
Unrealized capital gains (losses), after tax	104	813	553
Pension and other postretirement benefits liability, net of tax	4	5	6
AOCI	$ 108	$ 818	$ 559

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

| | Year Ended December 31, 2018 | | | | | |
	Before-Tax Amount		Income Tax		After-Tax Amount	
Available-for-sale securities:						
Fixed maturities	$	(1,401)	$	299 [5]	$	(1,102)
Equity securities		— [1]		—		—
Other		(5)		1		(4)
OTTI		8		(2)		6
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations		69		(14)		55
DAC/VOBA and Sales inducements		360 [2]		(76)		284
Premium deficiency reserve adjustment		64		(13)		51
Change in unrealized gains/losses on available-for-sale securities		(905)		195		(710)
Derivatives:						
Derivatives		40 [3]		(8)		32
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations		(24)		5		(19)
Change in unrealized gains/losses on derivatives		16		(3)		13
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations		(1) [4]		—		(1)
Change in pension and other postretirement benefits liability		(1)		—		(1)
Change in Other comprehensive income (loss)	$	(890)	$	192	$	(698)

[1] Balance reclassified to Retained earnings due to adoption of ASU 2016-01.
[2] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[3] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[4] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.
[5] Amount includes $9 valuation allowance. See the *Income Taxes* Note these Consolidated Financial Statements for additional information.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2017					
	Before-Tax Amount		Income Tax		After-Tax Amount	
Available-for-sale securities:						
Fixed maturities	$	564	$	(190)	$	374
Equity securities		—		—		—
Other		5		(2)		3
OTTI		(4)		1		(3)
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations		29		(10)		19
DAC/VOBA and Sales inducements		(109) [1]		42		(67)
Premium deficiency reserve adjustment		(25)		9		(16)
Change in unrealized gains/losses on available-for-sale securities		460		(150)		310
Derivatives:						
Derivatives		(53) [2]		19		(34)
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations		(24)		8		(16)
Change in unrealized gains/losses on derivatives		(77)		27		(50)
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations		(2) [3]		1		(1)
Change in pension and other postretirement benefits liability		(2)		1		(1)
Change in Other comprehensive income (loss)	$	381	$	(122)	$	259

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2016					
	Before-Tax Amount		Income Tax		After-Tax Amount	
Available-for-sale securities:						
Fixed maturities	$	346	$	(121)	$	225
Equity securities		1		—		1
Other		—		—		—
OTTI		9		(3)		6
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations		70		(25)		45
DAC/VOBA and Sales inducements		(128) [1]		45		(83)
Premium deficiency reserve adjustment		(23)		8		(15)
Change in unrealized gains/losses on available-for-sale securities		275		(96)		179
Derivatives:						
Derivatives		11 [2]		(4)		7
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations		(19)		7		(12)
Change in unrealized gains/losses on derivatives		(8)		3		(5)
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations		(1) [3]		—		(1)
Change in pension and other postretirement benefits liability		(1)		—		(1)
Change in Other comprehensive income (loss)	$	266	$	(93)	$	173

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

10. Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

		Year Ended December 31,				
		2018		2017		2016
Current tax expense (benefit):						
Federal	$	25	$	37	$	24
Total current tax expense (benefit)		25		37		24
Deferred tax expense (benefit):						
Federal		49		(158)		(3)
Total deferred tax expense (benefit)		49		(158)		(3)
Total income tax expense (benefit)	$	74	$	(121)	$	21

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

		Year Ended December 31,				
		2018		2017		2016
Income (loss) before income taxes	$	569	$	89	$	134
Tax rate		21.0%		35.0 %		35.0%
Income tax expense (benefit) at federal statutory rate		119		31		47
Tax effect of:						
Dividends received deduction		(49)		(36)		(27)
Valuation allowance		9		(5)		(2)
Tax Credit		—		5		2
Effect of Tax Reform		—		(116)		—
Other		(5)		—		1
Income tax expense (benefit)	$	74	$	(121)	$	21
Effective tax rate		13.0%		(136.0)%		15.7%

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act ("Tax Reform"). Tax Reform made broad changes to U.S. federal tax law, including, but not limited to (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) changing the computations of the dividends received deduction, tax reserves, and deferred acquisition costs; (3) eliminating the net operating loss ("NOL") carryback and limiting the NOL carryforward deduction to 80% of taxable income for losses arising in taxable years beginning after December 31, 2017; and (4) changing how alternative minimum tax (AMT) credits can be realized. Tax Reform eliminated the corporate AMT and allows the AMT credit carryforward to be refunded over the next 4 years. Any refundable corporate AMT credit is not subject to the sequestration requirements of the Balanced Budget and Emergency Deficit Control Act of 1985, as amended.

The SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to address situations where a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting under ASC Topic 740 for certain income tax effects of Tax Reform for the reporting period of enactment. SAB 118 allowed the Company to provide a provisional estimate of the impacts of Tax Reform during a measurement period similar to the measurement period used when accounting for business combinations. Adjustments to the provisional estimate and additional impacts from Tax Reform were recorded during the measurement period as provided for in SAB 118.

In reliance on SAB 118, the Company provisionally remeasured its deferred tax assets and liabilities based on the 21% tax rate at which they are expected to reverse in the future. In 2018, the Company finalized the impacts of Tax Reform.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

	December 31,	
	2018	2017
Deferred tax assets		
Insurance reserves	$ 74	$ 125
Investments	79	75
Compensation and benefits	51	55
Other assets	—	3
Total gross assets	204	258
Deferred tax liabilities		
Net unrealized investment (gains) losses	(45)	(311)
Deferred policy acquisition costs	(205)	(134)
Other liabilities	(18)	—
Total gross liabilities	(268)	(445)
Net deferred income tax asset (liability)	$ (64)	$ (187)

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2018 and 2017, the Company had no valuation allowance. However, the application of intra-period tax allocation rules to benefits associated with capital deferred tax assets resulted in a valuation allowance as of December 31, 2018 and 2017 of $128 and $119, respectively, in continuing operations, offset by a corresponding benefit in Other comprehensive income.

For the year ended December 31, 2018, the application of the intra-period tax allocation rules to capital deferred assets resulted in an increase of $9 in the valuation allowance within continuing operations, offset by a benefit of $9 within Other comprehensive income. For the years ended 2017 and 2016, the decreases in the valuation allowance were $5 and $2, respectively, all of which were allocated to continuing operations.

Tax Sharing Agreement

The Company had a (payable)/receivable to/from Voya Financial of $35 and $(23) as of December 31, 2018 and 2017, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of Voya Financial's consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be no impact to income tax expense (benefit) for the periods indicated above. However, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Unrecognized Tax Benefits

The Company had no unrecognized tax benefits as of December 31, 2018 and December 31, 2017.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2018 and December 31, 2017.

Tax Regulatory Matters

For the tax years 2016 through 2019, Voya Financial participates in the IRS Compliance Assurance Process (CAP), which is a continuous audit program provided by the IRS. The IRS finalized the audit of Voya Financial for the period ended December 31, 2016. Voya Financial is under examination for the periods ended December 31, 2017 and December 31, 2018. For the period ended December 31, 2017, Voya Financial expects the examination to be finalized within the next twelve months.

11.   Benefit Plans

Defined Benefit Plan

Voya Services Company sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company.

The costs allocated to the Company for its employees' participation in the Retirement Plan were $7, $8 and $8 for the years ended December 31, 2018, 2017 and 2016, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

Voya Services Company sponsors the Voya Savings Plan (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria ("Career Agents"). The Savings Plan is a tax qualified defined contribution plan. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The costs allocated to the Company for the Savings Plan were $10, $11 and $10, for the years ended December 31, 2018, 2017 and 2016, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

The Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants began accruing benefits under Voya Services SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with Voya Services Company, sponsors the Pension Plan for Certain Producers of Voya Retirement Insurance and Annuity Company (the "Agents Non-Qualified Plan"). This plan covers Career Agents. The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and Voya Services Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan as of December 31, 2018 and 2017:

	Year Ended December 31,			
	2018		2017	
Change in benefit obligation:				
Benefit obligation, January 1	$	88	$	88
Interest cost		3		4
Benefits paid		(7)		(5)
Actuarial (gains) losses on obligation		(4)		1
Benefit obligation, December 31	$	80	$	88

Amounts recognized on the Consolidated Balance Sheets in Other liabilities and in AOCI were as follows as of December 31, 2018 and 2017:

	December 31,			
	2018		2017	
Accrued benefit cost	$	(80)	$	(88)
Accumulated other comprehensive income (loss):				
Prior service cost (credit)		—		(1)
Net amount recognized	$	(80)	$	(89)

Assumptions

The discount rate used in the measurement of the December 31, 2018 and 2017 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2018	2017
Discount rate	4.46%	3.85%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the SERPs and Agents Non-Qualified Plan.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The weighted-average discount rate used in calculating the net pension cost was as follows:

	2018	2017	2016
Discount rate	3.85%	4.55%	4.81%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,		
	2018	2017	2016
Interest cost	$ 3	$ 4	$ 4
Amortization of prior service cost (credit)	(1)	(1)	(1)
Net (gain) loss recognition	(4)	1	1
Net periodic (benefit) cost	$ (2)	$ 4	$ 4

Cash Flows

The following table summarizes the expected benefit payments related to the SERPs and Agents Non-Qualified Plan for the years indicated:

2019	$ 6
2020	6
2021	6
2022	6
2023	6
2024-2028	27

In 2019, the Company is expected to contribute $6 to the SERPs and Agents Non-Qualified Plan.

Share Based Compensation Plans

Certain employees of the Company participate in the 2013 and 2014 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial. The Omnibus Plans each permit the granting of a wide range of equity-based awards, including restricted stock units ("RSUs"), performance share units ("PSUs"), and stock options.

The Company was allocated compensation expense from Voya Financial of $23, $24 and $22 for the years ended December 31, 2018, 2017 and 2016, respectively.

The Company recognized tax benefits of $5, $9 and $8 for the years ended 2018, 2017 and 2016, respectively. Prior to January 1, 2017, excess tax benefits were recognized in Additional paid-in capital and accounted for in a single pool available to all share-based compensation awards. Excess tax benefits in Additional paid-in capital were not recognized until the benefits resulted in a reduction in taxes payable. The Company used tax law ordering to determine when excess tax benefits would be realized.

On a prospective basis from January 1, 2017, all excess tax benefits and tax deficiencies related to share-based compensation are reported in net income, rather than Additional paid-in capital.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other Benefit Plans

In addition, the Company, in conjunction with Voya Services Company, sponsors the following benefit plans:

- The Voya 401(k) Plan for VRIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the Voya 401(k) Plan for VRIAC Agents was filed with the IRS on January 1, 2014. A favorable determination letter was received dated August 28, 2014.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Prior to April 1, 2017, coverage for Medicare eligible retirees was provided through a fully insured Medicare Advantage plan. Effective April 1, 2017, the fully insured Medicare Advantage Plan was replaced with access to individual coverage through a private exchange. The Company's premium subsidy ended and was replaced with a monthly HRA contribution. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The Voya Financial Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges incurred by the Company related to these plans were immaterial for the years ended December 31, 2018, 2017, and 2016.

12. Financing Agreements

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting on behalf of the Department of Economic and Community Development ("DECD") loaned VRIAC $10 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). As of December 31, 2018 and 2017, the amount of the loan outstanding was $5, which was reflected in Other liabilities on the Consolidated Balance Sheets.

In August 2017, the loan agreement between VRIAC and DECD was amended and $5 in cash was transferred into the cash deposit account as cash collateral. VRIAC's monthly payments of principal and interest are processed out of the cash deposit account.

13. Commitments and Contingencies

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by Voya Services Company as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the year ended December 31, 2018, rent expense for leases was $5. For the years ended December 31, 2017 and 2016, rent expense for leases was $4.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

securities underlying the commitments. As of December 31, 2018 the Company had off-balance sheet commitments to acquire mortgage loans of $63 and purchase limited partnerships and private placement investments of $519.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

| | December 31, | | | |
	2018		2017	
Fixed maturity collateral pledged to FHLB[1]	$	771	$	—
FHLB restricted stock[2]		40		—
Other fixed maturities-state deposits		13		13
Cash and cash equivalents		5		5
Securities pledged[3]		882		960
Total restricted assets	$	1,711	$	978

[1] Included in Fixed maturities, available for sale, at fair value, on the Consolidated Balance sheets.

[2] Included in Other investments on the Consolidated Balance sheets.

[3] Includes the fair value of loaned securities of $759 and $799 as of December 31, 2018 and 2017, respectively. In addition, as of December 31, 2018 and 2017, the Company delivered securities as collateral of $123 and $161, respectively. Loaned securities and securities delivered as collateral are included in Securities pledged on the Consolidated Balance Sheets.

Federal Home Loan Bank Funding

On January 18, 2018, the Company became a member of the Federal Home Loan Bank of Boston ("FHLB"). The Company is required to pledge collateral to back funding agreements issued to the FHLB. As of December 31, 2018, the Company had $657 in non-putable funding agreements, which are included in Future policy benefits and contract owner account balances on the Consolidated Balance sheets. As of December 31, 2018, assets with a market value of approximately $771 collateralized the FHLB funding agreements. Assets pledged to the FHLB are included in Fixed maturities, available for sale, at fair value on the Consolidated Balance sheets.

Litigation, Regulatory Matters and Loss Contingencies

Litigation, regulatory and other loss contingencies arise in connection with the Company's activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter is difficult to predict and the amount or range of potential losses associated with these or other loss contingencies requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation and other loss contingencies. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. As of December 31, 2018, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation includes Goetz v. Voya Financial and Voya Retirement Insurance and Annuity Company (USDC District of Delaware, No. 1:17-cv-1289) (filed September 8, 2017), a putative class action in which plaintiff, a participant in a 401(k) plan, seeks to represent other participants in the plan as well as a class of similarly situated plans that "contract with [Voya] for recordkeeping and other services." Plaintiff alleges that "Voya" breached its fiduciary duty to the plan and other plan participants by charging unreasonable and excessive recordkeeping fees, and that "Voya" distributed materially false and misleading 404a-5 administrative and fund fee disclosures to conceal its excessive fees. The Company denies the allegations, which it believes are without merit, and intends to defend the case vigorously. Plaintiff filed an amended complaint on January 4, 2018, and the Company filed a motion to dismiss the amended complaint on February 8, 2018.

14.   Related Party Transactions

Operating Agreements

VRIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with Voya Investment Management LLC ("VIM"), an affiliate, in which VIM provides asset management, administrative and accounting services for VRIAC's general account. VRIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2018, 2017 and 2016, expenses were incurred in the amounts of $65, $64 and $58, respectively.

- Services agreement with Voya Services Company for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2018, 2017 and 2016, expenses were incurred in the amounts of $287, $263 and $265, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Amended and Restated Services agreement between VRIAC and its U.S. insurance company affiliates and other affiliates for administrative, management, financial and information technology services, dated as of April 1, 2015. For the years ended December 31, 2018, 2017 and 2016, expenses related to the agreement were incurred in the amount of $15, $43 and $45, respectively.

- Intercompany agreement with VIM pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. In connection with the termination of the DSL agreement, as described below, the intercompany agreement with VIM was amended, effective May 1, 2017. For the years ended December 31, 2018, 2017 and 2016, revenue under the VIM intercompany agreement was $63, $55 and $33, respectively.

- Variable annuity, fixed insurance and mutual fund products issued by VRIAC are sold by Voya Financial Advisors, an affiliate of VRIAC. For the years ended December 31, 2018, 2017 and 2016 commission expenses incurred by VRIAC were $79, $77 and $73, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

As disclosed in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements, DSL was divested as part of the Transaction. DSL had certain agreements whereby it generated revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with Voya Insurance and Annuity Company ("VIAC") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as VRIAC, whereby DSL served as the principal underwriter for variable insurance products and provided wholesale distribution services for mutual fund custodial products. In addition, DSL was authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2018, 2017 and 2016, commissions were collected in the amount of $69, $170 and $175, respectively. Such commissions were, in turn, paid to broker-dealers.

- Intercompany agreements with each of VIAC, VIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earned as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contracting Party. On or about May 1, 2017, Voya Investments, LLC ("VIL") was appointed investment advisor for these certain additional U.S. registered investment companies previously managed by DSL, which in turn caused DSL and the Contracting Party to terminate separate revenue sharing intercompany agreements dated as of December 22, 2010 between DSL and the Contracting Party by which DSL had paid a portion of the revenue DSL earned as investment adviser. DSL continued to pay the Contracting Party the revenue DSL earned for other related services. For the years ended December 31, 2018, 2017 and 2016, expenses were incurred under these intercompany agreements in the amounts of $26, $83 and $123, respectively.

- Administrative and advisory services agreements with VIL and VIM, affiliated companies, in which DSL received certain services for a fee. The fee for these services was calculated as a percentage of average assets of Voya Investors Trust. For the year ended December 31, 2018, no expenses were incurred under these agreements. For the years ended December 31, 2017 and 2016, expenses were incurred in the amounts of $23 and $70, respectively. See above where it is discussed that DSL no longer provides these advisory services, effective on May 1, 2017.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reinsurance Agreements

The Company has entered into the following agreements that are accounted for under the deposit method with two of its affiliates. As of December 31, 2018 and 2017, the Company had deposit assets of $37 and $63, respectively, and deposit liabilities of $77 and $135, respectively, related to these agreements. Deposit assets and liabilities are included in Other assets and Other liabilities, respectively, on the Consolidated Balance Sheets.

Effective January 1, 2014, VRIAC entered into a coinsurance agreement with Langhorne I, LLC ("Langhorne"), an affiliated captive reinsurance company, to manage reserve and capital requirements in connection with a portion of its Stabilizer and Managed Custody Guarantee business. Effective January 1, 2018, the Company recaptured the coinsurance agreement and recorded a $74 pre-tax gain on the recapture which was reported in Operating expenses in the Consolidated Statement of Operations for the year ended December 31, 2018.

Effective December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI, to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company reinsures to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York is 90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York is 100%.

Investment Advisory and Other Fees

DSL was retained by Voya Investors Trust, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to Voya Investors Trust. Under the management agreement, DSL provided or arranged for the provision of all services necessary for the ordinary operations of Voya Investors Trust. DSL earned a monthly fee based on a percentage of average daily net assets of Voya Investors Trust. DSL entered into an administrative services subcontract with VIL, an affiliate, pursuant to which VIL, provided certain management, administrative and other services to Voya Investors Trust and was compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL was the investment advisor of Voya Partners, Inc., an affiliate. DSL and Voya Partners, Inc. had an investment advisory agreement, whereby DSL had overall responsibility to provide portfolio management services for Voya Partners, Inc. Voya Partners, Inc. paid DSL a monthly fee which was based on a percentage of average daily net assets. For the years ended December 31, 2018, 2017 and 2016, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $27, $179 and $350, respectively. See "Operating Agreements" section above where it is discussed that DSL no longer provide these advisory services, effective on May 1, 2017.

Additionally, VFP acts as a distributor of insurance products issued by its affiliates, which may in turn invest in mutual funds products issued by certain of its affiliates. For the years ended December 31, 2018, 2017 and 2016, distribution revenues received by VFP related to affiliated mutual fund products were $27, $27 and $25, respectively.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with Voya Financial, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2021, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. During the years ended December 31, 2018, 2017, and 2016, interest on any borrowing by either the Company or Voya Financial was charged at a rate based on the prevailing market rate for similar third-party borrowings for securities.

Under this agreement, the Company incurred and earned immaterial interest expense and interest income for the years ended December 31, 2018, 2017 and 2016. Interest expense and income are included in Operating expenses and Net investment income, respectively, in the Consolidated Statements of Operations. As of December 31, 2018, the Company did not have any outstanding

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

receivable/payable with Voya Financial under the reciprocal loan agreement. As of December 31, 2017, the Company had an outstanding receivable of $80 and no outstanding payable.

Note with Affiliate

On December 29, 2004, VIAC issued a surplus note in the principal amount of $175 (the "Note") scheduled to mature on December 29, 2034, to VRIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $5, $11, $11 for the years ended December 31, 2018, 2017 and 2016, respectively. As of June 1, 2018, VIAC ceased to be an affiliate of the Company following the closing of the Transaction as disclosed in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements. The investment in surplus notes is reported in Fixed maturities, available-for-sale on the Company's Consolidated Balance Sheet as of December, 31, 2018.

PART C
OTHER INFORMATION

Item 24. Financial Statements and Exhibits
    (a)   Financial Statements:
        (1)   Included in Part A:
                Condensed Financial Information
        (2)   Included in Part B:
                Condensed Financial Information
                Financial Statements of Variable Annuity Account B:
- Report of Independent Registered Public Accounting Firm
- Statements of Assets and Liabilities as of December 31, 2018
- Statements of Operations for the year ended December 31, 2018
- Statements of Changes in Net Assets for the years ended December 31, 2018 and 2017
- Notes to Financial Statements

                Consolidated Financial Statements of Voya Retirement Insurance and Annuity Company:
- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2018 and 2017
- Consolidated Statements of Operations for the years ended December 31, 2018, 2017 and 2016
- Consolidated Statements of Comprehensive Income for the years ended December 31, 2018, 2017 and 2016
- Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2018, 2017 and 2016
- Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016
- Notes to Consolidated Financial Statements

    (b)   Exhibits
        (1)   Resolution of the Board of Directors of Aetna Life Insurance and Annuity Company establishing Variable Annuity Account B • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75986), as filed on April 22, 1996.
        (2)   Not applicable
        (3.1)   Standard Form of Broker-Dealer Agreement • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216) as filed on April 11, 2006.
        (3.2)   Underwriting Agreement dated November 17, 2006 between ING Life Insurance and Annuity Company and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4 (File No. 033-75996), as filed on December 20, 2006.
        (3.3)   Confirmation of Underwriting Agreement • Incorporated herein by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2006.
        (3.4)   Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-167680), as filed on February 11, 2011.
        (3.5)   Amendment No. 1 made and entered into as of December 1, 2013 to the Intercompany Agreement dated as of December 22, 2010 by and among ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.

(3.6)   Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated as of December 22, 2010 by and between ING Investment Management LLC (now known as Voya Investment Management LLC) and ING Life Insurance and Annuity Company (now known as "Voya Retirement Insurance and Annuity Company") • Incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-4 (File No. 033-75962), as filed on December 16, 2014.

(3.7)   Amendment No. 4, effective March 1, 2016, to the Intercompany Agreement dated as of December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC (IIM) (now known as Voya Investment Management LLC or VIM) and ING Life Insurance and Annuity Company (ILIAC) (now known as Voya Retirement Insurance and Annuity Company or VRIAC) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 333-167182), as filed on June 24, 2016.

(3.8)   Amendment No. 5, effective as of May 1, 2017, to the Intercompany Agreement between Voya Investment Management LLC and Voya Retirement Insurance and Annuity Company on September 28, 2017 • Incorporated by reference herein to the Initial Registration Statement on Form N-4 (File No. 333-220690), as filed on September 28, 2017.

(3.9)   Amendment No. 6, effective as of July 1, 2017, to the Intercompany Agreement between Voya Investment Management LLC and Voya Retirement Insurance and Annuity Company on September 28, 2017 • Incorporated by reference herein to the Initial Registration Statement on Form N-4 (File No. 333-220690), as filed on September 28, 2017.

(4.1)   Variable Annuity Contract (G-CDA-HD) • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75982), as filed on April 22, 1996.

(4.2)   Variable Annuity Contract (GM-VA-98) • Incorporated herein by reference to Initial Registration Statement on Form N-4, File No. 333-56297, as filed on June 8, 1998.)

(4.3)   Variable Annuity Contract Certificate (GMC-VA-98) • Incorporated herein by reference to Initial Registration Statement on Form N-4, File No. 333-56297, as filed on June 8, 1998.)

(4.4)   Variable Annuity Contract (GM-VA-98(NY)) • Incorporated herein by reference to Post-Effective Amendment No. 18 to Registration Statement on Form N-4, File No. 333-56297, as filed on August 30, 2000.)

(4.5)   Variable Annuity Contract Certificate (GMC-VA-98(NY)) • Incorporated herein by reference to Post-Effective Amendment No. 18 to Registration Statement on Form N-4, File No. 333-56297, as filed on August 30, 2000.)

(4.6)   Endorsement (EVAGET98) to Variable Annuity Contract GM-VA-98 and Variable Annuity Contract Certificate GMC-VA-98 • Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4, File No. 333-56297, as filed on September 14, 1998.)

(4.7)   Endorsement (EGET-99) to Variable Annuity Contract GM-VA-98 and Variable Annuity Contract Certificate GMC-VA-98 • Incorporated herein by reference to Post-Effective Amendment No. 13 to Registration Statement on Form N-4, File No. 333-01107, as filed on April 17, 1999.)

(4.8)   Endorsement (EVA-PB-00) to Variable Annuity Contract GM-VA-98 and Variable Annuity Contract Certificate GMC-VA-98 • Incorporated herein by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4, File No. 333-56297, as filed on May 8, 2000.)

(4.9)   Endorsement (EVA-PB-00(NY)) to Variable Annuity Contract GM-VA-98(NY) and Variable Annuity Contract Certificate GMC-VA-98(NY) • Incorporated herein by reference to Post-Effective Amendment No. 21 to Registration Statement on Form N-4, File No. 333-56297, as filed on December 13, 2000.)

(4.10)   Endorsements ENMCHG (05/02) and ENMCHGI (05/02) for name change • Incorporated herein by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4, File No. 033-75962, as filed on April 8, 2002.)

(5.1)   Variable Annuity Contract Application (9.5.89-6(9/98) • Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4, File No. 333-56297, as filed on August 4, 1998.)

(6.1)   Restated Certificate of Incorporation (amended and restated as of October 1, 2007) of ING Life Insurance and Annuity Company • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.

(6.2)   Amended and Restated By-Laws of ING Life Insurance and Annuity Company, effective October 1, 2007 • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.

(7)   Not applicable

(8.1)   Fund Participation, Administrative and Shareholder Service Agreement made and entered into as of July 25, 2016 by and between Voya Retirement Insurance and Annuity Company, Voya Financial Partners, LLC and Voya Investments Distributor, LLC • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2017.

(8.2)   Rule 22c-2 Agreement dated no later than April 16, 2007and effective October 16, 2007 between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(9)   Opinion and Consent of Counsel

(10)   Consent of Independent Registered Public Accounting Firm

(11)   Not applicable

(12)   Not applicable

(13)   Authorization for Signatures • Incorporated herein by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4, File No. 033-75986, as filed on April 2, 1996.)

(14)   Powers of Attorney

Item 25. Directors and Officers of the Depositor*

Name	Principal Business Address	Positions and Offices with Depositor
Charles P. Nelson	One Orange Way Windsor, CT 06095-4774	Director and President
Rodney O. Martin, Jr.	230 Park Avenue New York, NY 10169	Director and Chairman
Michael S. Smith	230 Park Avenue New York, NY 10169	Director, Executive Vice President and Chief Risk Officer
William T. Bainbridge	1475 Dunwoody Drive West Chester, PA 19380	Director and Senior Vice President
Anthony J. Brantzeg	1475 Dunwoody Drive West Chester, PA 19380	Director
Patricia J. Walsh	230 Park Avenue New York, NY 10169	Executive Vice President and Chief Legal Officer
Carlo Bertucci	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Chief Tax Officer
C. Landon Cobb, Jr.	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President and Chief Accounting Officer
Miles R. Edwards	One Orange Way Windsor, CT 06095-4774	Senior Vice President

Howard F. Greene	230 Park Avenue New York, NY 10169	Senior Vice President, Compensation
William S. Harmon	One Orange Way Windsor, CT 06095-4774	Senior Vice President
Heather H. Lavallee	One Orange Way Windsor, CT 06095-4774	Senior Vice President
Francis G. O'Neill	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Chief Financial Officer
David S. Pendergrass	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President and Treasurer
Justin Smith	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Deputy General Counsel
Matthew Toms	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President
Jean Weng	230 Park Avenue New York, NY 10169	Senior Vice President and Assistant Secretary
Rajat P. Badhwar	One Orange Way Windsor, CT 06095-4774	Chief Information Security Officer
Brian J. Baranowski	One Orange Way Windsor, CT 06095-4774	Vice President, Compliance
Debra M. Bell	8055 East Tuft Avenue Suite 710 Denver, CO 80237	Vice President and Assistant Treasurer
Regina A. Gordon	One Orange Way Windsor, CT 06095-4774	Vice President and Chief Compliance Officer
Carol B. Keen	One Orange Way Windsor, CT 06095-4774	Vice President
Kyle A. Puffer	One Orange Way Windsor, CT 06095-4774	Vice President and Appointed Actuary
Kevin J. Reimer	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Vice President and Assistant Treasurer
Jennifer M. Ogren	20 Washington Avenue South Minneapolis, MN 55401	Secretary

*   These individuals may also be directors and/or officers of other affiliates of the Company.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

Incorporated herein by reference to Item 26 in Post-Effective Amendment No.61 to Registration Statement on Form N-4 for Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (File No. 033-81216), as filed with the Securities and Exchange Commission on April 8, 2019.

Item 27. Number of Contract Owners

As of March 29, 2019, there were 5,862 individuals holding interest in the Voya Variable Annuity contract funded through Variable Annuity Account B of Voya Retirement Insurance and Annuity Company.

<u>Item 2</u>**8. Indemnification**

Section 33-779 of the Connecticut General Statutes ("CGS") provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Sections 33-770 to 33-778, inclusive, of the CGS. Reference is hereby made to Section 33-771(e) of the CGS regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations.

These statutes provide in general that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-774. Under Section 33-775, the determination of and the authorization for indemnification are made (a) by two or more disinterested directors, as defined in Section 33-770(2); (b) by special legal counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify. Also, Section 33-772 with Section 33-776 provide that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he is or was a director, officer, employee, or agent of the corporation.

Pursuant to Section 33-771(d), in the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Connecticut, Voya Financial, Inc. maintains Professional Liability and Fidelity bond, Employment Practices liability and Network Security insurance policies issued by an international insurer. The policies cover Voya Financial, Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more. The policies cover the funds and assets of the principal underwriter/depositor under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: Errors and Omissions/Professional Liability, Employment Practices liability and Fidelity/Crime (a.k.a. "Financial Institutional Bond") and Network Security (a.k.a. "Cyber/IT").

Section 20 of the Voya Financial Partners, LLC Amended and Restated Limited Liability Company Agreement executed as of June 30, 2016 provides that Voya Financial Partners, LLC will indemnify certain persons against any loss, damage, claim or expenses (including legal fees) incurred by such person if he is made a party or is threatened to be made a party to a suit or proceeding because he was a member, officer, director, employee or agent of Voya Financial Partners, LLC, as long as he acted in good faith on behalf of Voya Financial Partners, LLC and in a manner reasonably believed to be within the scope of his authority. An additional condition requires that no person shall be entitled to indemnity if his loss, damage, claim or expense was incurred by reason of his gross negligence or willful misconduct. This indemnity provision is authorized by and is consistent with Title 8, Section 145 of the General Corporation Law of the State of Delaware.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

(a) In addition to serving as the principal underwriter for the Registrant, Voya Financial Partners, LLC acts as the principal underwriter for Variable Life Account B of Voya Retirement Insurance and Annuity Company (VRIAC), Variable Annuity Account C of VRIAC, Variable Annuity Account I of VRIAC and Variable Annuity Account G of VRIAC (separate accounts of VRIAC registered as unit investment trusts under the 1940 Act). Voya Financial Partners, LLC is also the principal underwriter for (i) Separate Account N of ReliaStar Life Insurance Company (RLIC) (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (ii) ReliaStar Select Variable Account of ReliaStar Life Insurance Company (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iii) MFS ReliaStar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iv) Northstar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (v) ReliaStar Life Insurance Company of New York Variable Annuity Funds A, B and C (a management investment company registered under the 1940 Act), (vi) ReliaStar Life Insurance Company of New York Variable Annuity Funds D, E, F, G, H and I (a management investment company registered under the 1940 Act), (vii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M, P and Q (a management investment company registered under the1940 Act), and (viii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M and P (a management investment company registered under the1940 Act).

(b) The following are the directors and officers of the Principal Underwriter:

Name	Principal Business Address	Positions and Offices with Underwriter
William P. Elmslie	One Orange Way Windsor, CT 06095-4774	Director and Managing Director
Thomas W. Halloran	30 Braintree Hill Office Park Floors 2-4 Braintree, MA 02184	Director
Michael S. Smith	230 Park Avenue, New York, NY 10169	Executive Vice President and Chief Risk Officer
Rajat P. Badhwar	One Orange Way Windsor, CT 06095-4774	Chief Information Security Officer
Regina A. Gordon	One Orange Way Windsor, CT 06095-4774	Chief Compliance Officer
Kristin H. Hultgren	One Orange Way Windsor, CT 06095-4774	Chief Financial Officer
Frederick H. Bohn	One Orange Way Windsor, CT 06095-4774	Assistant Chief Financial Officer
Carlo Bertucci	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Chief Tax Officer
David S. Pendergrass	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President and Treasurer

Jean Weng	230 Park Avenue New York, NY 10169	Senior Vice President and Assistant Secretary
Jennifer M. Ogren	20 Washington Avenue South Minneapolis, MN 55401	Secretary
M. Bishop Bastien	3017 Douglas Boulevard Roseville, CA 95661	Vice President
Debra M. Bell	8055 East Tuft Avenue Suite 710 Denver, CO 80237	Vice President and Assistant Treasurer
Lisa S. Gilarde	One Orange Way Windsor, CT 06095-4774	Vice President
Mark E. Jackowitz	22 Century Hill Drive, Suite 101 Latham, NY 12110	Vice President
Carol B. Keen	One Orange Way Windsor, CT 06095-4774	Vice President
George D. Lessner, Jr.	15455 North Dallas Parkway Suite 1250 Addison, TX 75001	Vice President
David J. Linney	2900 North Loop West, Suite 180 Houston, TX 77092	Vice President
Michael J. Pise	One Orange Way Windsor, CT 06095-4774	Vice President
Kevin J. Reimer	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Vice President and Assistant Treasurer
Frank W. Snodgrass	9020 Overlook Blvd. Brentwood, TN 37027	Vice President
Scott W. Stevens	30 Braintree Hill Office Park Floors 2-4 Braintree, MA 02184	Vice President
Angelia M. Lattery	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
Melissa A. O'Donnell	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
Tina M. Schultz	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
James D. Ensley	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Tax Officer
Andrew M. Kallenberg	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Tax Officer
Keith C. Watkins	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Tax Officer

(c)   Compensation to Principal Underwriter:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption or Annuitization	(4) Brokerage Commissions	(5) Compensation*
Voya Financial Partners, LLC				$796,762.50

* Reflects compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of Voya Retirement Insurance and Annuity Company during 2018.

Item 30. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by Voya Retirement Insurance and Annuity Company at One Orange Way, Windsor, CT 06095-4774 and at Voya Services Company at 5780 Powers Ferry Road, NW, Atlanta, GA 30327-4390.

Item 31. Management Services

Not applicable

Item 32. Undertakings

Registrant hereby undertakes:
  (a)   to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;
  (b)   to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and
  (c)   to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

Voya Retirement Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Voya Retirement Insurance and Annuity Company.

REPRESENTATIONS

The Company hereby represents that with respect to plans established pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended, that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), it is relying on and complies with the terms of the SEC Staff's No-Action Letter dated August 30, 2012, with respect to participant acknowledgement of and language concerning withdrawal restrictions applicable to such plans SEC No-Action Letter, 2012 WL 3862169, August 30, 2012.

Except in relation to 403(b) plans subject to ERISA, the Company hereby represents that it is relying on and complies with the provisions of Paragraphs (1) through (4) of the SEC Staff's No-Action Letter dated November 28, 1988, with respect to language concerning withdrawal restrictions applicable to plans established pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended. See American Council of Life Insurance; S.E.C. No-Action Letter, 1988 WL 1235221, November 28, 1988.

Voya Retirement Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred, and the risks assumed by Voya Retirement Insurance and Annuity Company.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Variable Annuity Account B of Voya Retirement Insurance and Annuity Company, certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Post-Effective Amendment to its Registration Statement on Form N-4 (File No. 333-56297) and has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 18th day of April, 2019.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY
COMPANY
    (Registrant)

By: VOYA RETIREMENT INSURANCE AND ANNUITY
        COMPANY
        (Depositor)

By: <u>Charles P. Nelson*</u>
        Charles P. Nelson
        President
        (principal executive officer)

As required by the Securities Act of 1933, this Post-Effective Amendment No. 54 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
<u>Charles P. Nelson*</u> Charles P. Nelson	Director and President (principal executive officer)	
<u>William Bainbridge*</u> William T. Bainbridge	Director	
<u>Tony Brantzeg*</u> Anthony J. Brantzeg	Director	
<u>C. Landon Cobb, Jr.*</u> C. Landon Cobb, Jr.	Senior Vice President and Chief Accounting Officer (principal accounting officer)	April 18, 2019
<u>Francis G. O'Neill*</u> Francis G. O'Neill	Senior Vice President and Chief Financial Officer (principal financial officer)	
<u>Rodney O. Martin, Jr.*</u> Rodney O. Martin, Jr.	Director	
<u>Michael S. Smith*</u> Michael S. Smith	Director	

By: <u>/s/ Peter M. Scavongelli</u>
        Peter M. Scavongelli
        *Attorney-in-Fact

VARIABLE ANNUITY ACCOUNT B
EXHIBIT INDEX

Exhibit No.	Exhibit
24(b)(9)	Opinion and Consent of Counsel
24(b)(10)	Consent of Independent Registered Public Accounting Firm
24(b)(14)	Powers of Attorney